EXHIBIT D

REPUBLIC OF PERU

D-i

DEFINED TERMS AND CONVENTIONS

Defined Terms

References herein to “we,” “us,” “our” and “Peru” are to the Republic of Peru. All references herein to the “Government” are to the central government of Peru and its authorized representatives. The terms described below have the following meanings for the purposes of this annual report:

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Gross domestic product, or GDP, is a measure of the total value of final products and services produced in a country in a specific year. Nominal GDP measures the total value of final production in current prices. Real GDP measures the total value of final production in constant prices of a particular year, allowing historical GDP comparisons that exclude the effects of inflation. Real GDP figures herein are based on constant 2007 prices, the year used by the Banco Central de Reserva del Perú, or the Central Bank, for purposes of maintaining real GDP statistics. GDP growth rates and growth rates for the various sectors of Peru’s economy are based on constant 2007 prices.

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For balance of payments purposes, imports and exports are calculated based upon statistics reported to Peru’s customs authority upon the entry of goods into and the departure of goods from Peru on a free-on-board, or FOB, basis at a given point of departure. Import data include data on imports through the Tacna Special Processing Area, the only one of Peru’s five free trade zones that is currently active, purchases of goods abroad by resident transport companies and ship repairs by non-residents. Export data include the gross value of marine resource catches by non-resident vessels operating with fishing licenses and the value of goods sold to non-resident transport companies.

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The inflation rate provides an aggregate measure of the rate of change in the prices of goods and services in the economy. Peru measures the inflation rate by the percentage change in the Peruvian consumer price index, or CPI, between two periods. The CPI is based on a basket of goods and services identified by the Instituto Nacional de Estadística e Informática (National Institute of Statistics and Information Technology), or INEI. The price for each good and service that constitutes the basket is weighted according to its relative importance in order to calculate the CPI. The annual percentage change in the CPI is calculated by comparing the index as of a specific December against the index for the immediately preceding December. The average annual percentage change in the CPI is calculated by comparing the average index for a 12-month period against the average index for the immediately preceding 12-month period. INEI also compiles statistics to calculate the wholesale price index, which is used to measure the evolution in prices of a representative group of goods sold in the wholesale market in 25 cities.

Currency of Presentation and Exchange Rate

Unless otherwise specified, references to “U.S. dollars” and “U.S.$” are to United States dollars, references herein to “sol” or “soles” and “S/” are to the Peruvian sol and references to “SDR” are to International Monetary Fund special drawing rights. Unless otherwise indicated, we have converted sol amounts into U.S. dollars and U.S. dollars, or any other currency, into soles for each year at the year’s average exchange rate, calculated by taking an average of the exchange rates for each calendar day of the year. Currency conversions are included for convenient reference only. You should not construe these conversions as a representation that the amounts in question have been, could have been or could be converted into any particular denomination at any particular rate or at all.

For the year ended December 31, 2021, the average sol/U.S. dollar exchange rate, as reported by the Central Bank, was S/3.988 per U.S.$1.00. The average sol/U.S. dollar exchange rate as of June 30, 2022, as reported by the Central Bank, was S/3.829 per U.S.$1.00. For more information, see “The Monetary System––Foreign Exchange and International Reserves––Foreign Exchange” below.

Presentation of Economic Information

All annual information herein is based upon January 1 to December 31 periods, unless otherwise indicated. Totals in some tables herein may differ from the sum of the individual items in those tables due to rounding.

Some statistical information included herein is preliminary in nature and reflects the most recent reliable data readily available to Peru. The Central Bank regularly reviews Peru’s current and historical official financial and economic statistics. Accordingly, some financial and economic information presented herein may be adjusted or revised subsequent to the date hereof to reflect new or more accurate data or in accordance with Peru’s ongoing maintenance of its economic data. In particular, some information and data contained herein for 2017, 2018, 2019, 2020 and 2021 are preliminary and subject to routine revisions by the Central Bank and other institutions to ensure their accuracy. Peru will make available any revised data in accordance with its normal practices for releasing data. The Government believes that this review process is substantially similar to the practices of many industrialized nations. The Government does not expect any revisions of the data contained herein to be material, although it cannot assure you that material revisions will not be made.

SUMMARY

This summary highlights certain information contained elsewhere herein. This summary does not contain all the information you should consider before investing in the securities. Before making a decision to invest in any securities issued by Peru, you should carefully read this entire report and any related prospectus supplement.

Republic of Peru

Overview

Peru is a representative democracy located in western South America, with an estimated population, as of December 31, 2021, of approximately 33.03 million. Peru’s population is multi-racial and multi-cultural, and the official languages are Spanish, Quechua and Aymara. The World Bank classifies Peru as an upper-middle-income developing country.

In November 2000, Peru emerged from more than a decade of rule by President Fujimori, whose years in office were characterized by a reduction in domestic terrorism by armed guerrilla forces, economic reforms that led Peru to develop a free market economy characterized by low inflation and high growth rates, and by nearly dictatorial powers concentrated in the executive branch. Political instability, coupled with a series of external economic shocks, resulted in reduced economic activity that led to higher rates of unemployment, underemployment and poverty. In the aftermath of President Fujimori’s resignation in November 2000, Valentín Paniagua assumed the role of President, and his interim administration was in office until July 2001.

In June 2001, Alejandro Toledo Manrique was elected president to a five-year term, having campaigned on a platform of reform that recognized the value of an open economic system and reform. During the administration of President Toledo, Peru had one of the best-performing economies in Latin America, with GDP growth of 6.8% in 2005, driven by growth in the mining and export sectors that was fueled by higher international prices for these commodities. In June 2006, Alan García was elected president to a five-year term. President García had served as president in the period 1985-1990, and his first administration faced many challenges and confronted many crises that ended in political instability. The first García administration was followed by the administration of President Fujimori. The second García administration sought to implement social and political reforms and continuity to achieve macroeconomic stability, as well as solidifying Peru’s relationships with its international partners. During his time in office, Peru was again among the best performing economies in Latin America, with an average annual GDP growth rate of 6.9% during that period.

In June, 2011, Ollanta Humala, was elected president to a five year term. While the election of President Humala initially generated political and economic uncertainty, the Humala administration adopted policies that emphasized continuity with the prior administrations’ economic goals, designed to promote macroeconomic stability, fiscal discipline and domestic and foreign investment. The Humala administration did not make any significant shift in trade policy and maintained stable economic ties with Peru’s major trading partners.

In June 2016, President Kuczynski, leader of Peruanos por el Kambio (Peruvians for Change), was elected president for a five-year term after winning a run-off election against Keiko Fujimori. Upon his election, President Kuczynski announced policies designed to promote macroeconomic stability, foster fiscal discipline, and encourage private domestic and foreign investment.

On December 21, 2017, by majority vote of Peru’s Congress (with 78 votes in favor, 19 against and 21 abstentions) rejected then-President Kuczynski’s motion against a resolution providing for him to vacate the office of the President following public reports linking him to the Odebrecht corruption scandal. On March 21, 2018, President Kuczynski resigned. On March 23, 2018, Peru’s Congress accepted President Kuczynski’s resignation with 105 votes in favor, 12 against and four abstentions. On the same day, Vice President Vizcarra assumed the presidency of Peru, to serve the remaining presidential term until 2021.

With the aim of boosting the economy in the short term and defining the basis for greater growth in the medium term, the Vizcarra administration worked on an Economic Impulse Plan to achieve a GDP growth of 5.0% towards the end of 2021, in compliance with fiscal rules. This plan was associated with the strengthening of fiscal accounts to generate pro-growth fiscal space and the boost of the economy in the short and medium term.

On November 9, 2020, President Vizcarra was removed from the presidency by Peru’s Congress based on corruption allegations with 105 votes in favor, 19 against, four abstentions and two absentees. The president of Congress, Manuel Merino, was then appointed interim president of Peru, but his presidency was short-lived because of massive protests. On November 15, 2020, he resigned on his fifth day following a general strike. It was after a vote from Congress that President Sagasti was elected to be interim president and remained in that position until July 28, 2021, when President Castillo took office.

On December 7, 2022, Peru’s Congress impeached President Castillo due to a charge of permanent moral incapacity following a failed attempt by President Castillo to stage a self-coup. On the same day, Vice President Dina Boluarte assumed the presidency of Peru, to serve the remaining presidential term until 2026. However, on December 11, 2022, President Boluarte announced she would introduce a bill to move the general elections up to April 2024, which proposal is under discussion and may be subject to change.

External Shocks and their Effects on the Peruvian Economy

The Peruvian economy has been affected by three temporary external shocks: the stagnation of construction activity associated with corruption scandals involving Brazilian construction companies, the El Niño Costero phenomenon and the COVID-19 pandemic. The first one has affected investments, with impact on the generation of formal employment and family spending; the second one affected agricultural production, caused widespread infrastructure damage, and affected the supply of services, such as transportation, tourism, financial activities and commerce, particularly in the northern region of Peru; and the last one had a devastating impact on the country, after a strict and prolonged quarantine led to a decline in GDP of 11.0% in 2020. Employment fell an average of 20% between April and December 2020, so in response the Government launched a national economic compensation and aid program to protect the vulnerable population and support businesses.

The three negative shocks are being partially offset by an improving international environment, evidenced by the higher economic growth of our trading partners, increasing commodity prices, in particular copper and gold, more vaccination campaigns and capital inflows, including with respect to the capital markets.

In August of 2017, through Law N° 30,637, the fiscal deficit was temporarily increased for the period from 2017 to 2020 by 3.2% of GDP compared to the prior budget. For 2021, the fiscal deficit is limited by law to 1.0% of GDP. The temporary expansion of the fiscal deficit is due exclusively to the prioritized need for the reconstruction of the country as a result of the damage caused by the El Niño Costero phenomenon. On May 26, 2019, an earthquake of 8.0 magnitude struck a remote part of the Amazon in Peru, resulting in collapsed buildings, certain power failures and two reported deaths. This is the strongest earthquake in Peru since an earthquake of similar magnitude struck near Lima in 2007. This earthquake led to a U.S.$60.0 million partial payout of 30% of the principal on the IBRD CAR 120 Peru earthquake catastrophe bond on July 15, 2019.

For the year 2020 and 2021, the regular fiscal rules were suspended as an extraordinary measure in concordance with article 2 of Legislative Decree N° 1457, published on April 12, 2020. For the six month period ended June 30, 2021, the fiscal deficit was, in annual terms, 6.4% of GDP, lower than the fiscal deficit for the year ended 2020 (8.9% of GDP) and lower than the first quarter of 2021 (8.4% of GDP). The increase of the fiscal deficit is due to the high uncertainty and emergency caused by the COVID-19 pandemic. Minister Pedro Francke, on August 4, 2021, announced that the fiscal deficit for the year 2022 is expected to be lower and that fiscal rules will be reestablished.

Peru’s credit ratings

Peru’s current long-term debt credit ratings are investment grade. They indicate that the Republic’s long-term debt securities are rated with moderate credit risk.

On November 24, 2020, S&P Global Ratings reaffirmed its BBB+ long-term foreign currency sovereign credit rating on Peru; the outlook remained stable.

On December 15, 2020, Fitch reaffirmed Peru’s long term foreign currency issuer default rating at BBB+ but changed the outlook from stable to negative.

On May 21, 2021, Moody’s Investors Service reaffirmed its A3 foreign currency long-term issuer ratings on Peru but changed the outlook from stable to negative.

On September 1, 2021, Moody’s Investors Service downgraded Peru’s rating to “Baa1”, from A3, upgrading the outlook from negative to stable.

On October 14, 2021, Fitch downgraded Peru’s long term foreign currency issuer default rating to BBB from BBB+, upgrading the outlook from negative to stable.

On October 15, 2021, S&P Global Ratings reaffirmed its BBB+ long-term foreign currency sovereign credit rating on Peru, but changed the outlook from stable to negative.

On March 18, 2022, S&P Global Ratings downgraded Peru’s long-term foreign currency sovereign credit rating to “BBB”, from BBB+, upgrading the outlook from negative to stable.

On April 29, 2022, Fitch reaffirmed its BBB long-term foreign currency sovereign credit rating on Peru.

On October 20, 2022, Fitch reaffirmed Peru’s long-term foreign currency issuer default rating at BBB, but changed the outlook from stable to negative.

On October 25, 2022, S&P Global Ratings reaffirmed its BBB long-term foreign currency sovereign credit rating on Peru, maintaining the outlook as stable.

On December 12, 2022, S&P Global Ratings reaffirmed its BBB long-term foreign currency sovereign credit rating on Peru, downgrading the outlook from stable to negative.

Investment Considerations

In the past, Peru has experienced economic and political instability and terrorist insurgency. At present, Peru is a stable democracy, having completed a peaceful transition from the administration of President Humala to President Kuczynski in July 2016, in addition to the prior transition to President Humala by President García. President Kuczynski was in office through March 23, 2018 when Congress accepted his resignation following allegations of corruption related to the Odebrecht corruption scandal. On that same date, Vice President Vizcarra was sworn in as president to complete the term through 2021. After President Vizcarra stepped down in November 2020, there was a short period of turmoil that was resolved after interim President Merino resigned and President Sagasti took office. President Sagasti remained president until July 2021, when President Castillo took office.

President Castillo is a left wing politician who campaigned on improving education and empowering peruvian citizens, with a focus on rural and provincial communities. He faces political opposition in Congress. The legislative opposition planned to impeach Chancellor Bejar on his previous comments on the army and terrorist groups, and was forced to resign on August 6, 2021, followed by Oscar Maurtua. The Minister of Labor, Iber Maravi, and the prime minister, Guido Bellido, were also to be impeached (Maravi based on alleged ties with terrorist group Shining Path and Bellido on comments regarding the nationalization of Camisea, a gas consortium composed of Argentine, Spanish and United States companies). Following this events, President Castillo asked the prime minister for his resignation on October 6, 2021, along with other members of the cabinet. The new and current composition of ministers is headed by Mirtha Vasquez, who served as the former president of Congress during President Sagasti’s tenure. As indicated in “Overview” above, on December 7, 2022, President Castillo was impeached by the Congress. The current composition of the Council of Ministers is described in “The Republic of Peru—History, Government and Political Parties—History” below.

Peru’s GDP growth rates, generally low rates of inflation, and both fiscal and external (e.g., trade) surpluses reflect, in part, the strength of Peru’s economic fundamentals. More recently, the Peruvian economy has encountered significant economic shocks: the suspension of important infrastructure works as a result of the acknowledgement by certain Brazilian construction companies of illicit and corrupt activities involving Peruvian public and private sector individuals and institutions, the damage and other adverse effects caused by the El Niño Costero phenomenon and the COVID 19 pandemic which initially resulted in the shut down of most economic activities in the country.

During 2020, the social distancing and restriction measures due to COVID-19 strongly impacted the economy, particularly in the first half of the year. As a COVID-19 Economic Plan (the “COVID-19 Economic Plan”) has been implemented, the economy has shown signs of recovery.

The Government cannot assure you that Peru will not face political, economic or social problems in the future or that these problems will not interfere with Peru’s ability to service its indebtedness, including the securities offered by Peru. Global economic crises and developments in other emerging countries in Latin America, such as Argentina, Bolivia, Brazil, Chile, Colombia, Ecuador and Venezuela, in addition to crises affecting Peru’s principal trading partners, may have an adverse effect on other countries in the region, including Peru. Moreover, fluctuations in the international prices of commodities like copper and other minerals of which Peru is a major exporter could have an adverse effect on the economy of Peru and the overall level of economic activity. See “Risk Factors” herein for a more detailed discussion of the factors that may affect economic performance of the Republic.

Recent Developments Relating to COVID-19 Response

Economic and Financial Response to the COVID-19 pandemic

The Peruvian government was one of the first countries in the region to implement strict sanitary measures (quarantine and mobility restrictions) to contain COVID-19, which allowed timely actions to be taken to strengthen the health system and protect the lives of Peruvians. This policy was accompanied by the COVID-19 Economic Plan for approximately 20% of GDP, the most important in the country’s history, with the aim of containing the spread of the pandemic and supporting the economy for a rapid reactivation.

Similarly, given the strengths of Peru’s macroeconomic fundamentals, the implementation of large-scale policy responses were possible without compromising the stability of the country to mitigate the adverse effects of the pandemic on the dynamics of the economy and the well-being of citizens. Accordingly, in April 2020, the fiscal rules for the years 2020 and 2021 were exceptionally and temporarily suspended, seeking the necessary flexibility of the fiscal policy to face this adverse context. This measure was one of the central instruments of the fiscal policy response to the health emergency because, together with the support of the country’s macro-fiscal strengths, provided the flexibility to implement the COVID-19 Economic Plan. On the other hand, the measure allowed the collection of taxes to absorb the deterioration of economic activity without preventing the adoption of response and stimulus actions for the economy.

The exceptional and temporary suspension of the fiscal rules had the support of the Fiscal Council, a technical and autonomous entity in charge of ensuring the sustainability of public finances, This large-scale fiscal effort was considered timely and necessary, contributing to the emergency efforts and supporting the reactivation of the economy.

The suspension of fiscal rules was accompanied by a continuous and transparent monitoring of the effects of the health emergency on the economic activity and public accounts. Legislative Decree N° 1457 provided for the Declaration on Compliance with Fiscal Responsibility reports for 2020 and 2021 to include an assessment of the impact of COVID-19 on the Public finances.

PERU’S ECONOMIC PLAN TO ADDRESS THE COVID-19 PANDEMIC

The Peruvian government implemented the COVID-19 Economic Plan for approximately 21.0% of GDP, which aims to minimize the social and economic effects of the pandemic on the Peruvian economy.

The COVID-19 Economic Plan consists of a set of economic policies (tax, public spending and liquidity) focused in two stages under four driving axes. The tax policies include measures such as tax deferrals both for individuals and businesses. The public spending policies include the funding of the health system, household aid funds, and public investment to promote economic recovery. Furthermore, the COVID-19 Economic Plan includes measures to provide liquidity to households and businesses, through public credit guarantees and access to individual savings (CTS and AFP programs). These are all temporary short-term measures and will not have a significant impact on the following years public budget. As mentioned, the COVID-19 Economic Plan has four driving axes: (i) immediate emergency assistance; (ii) households financial support; (iii) business financial support, especially to small and medium businesses; and (iv) economic recovery support.

COVID-19 Economic Plan measures approved as of December 31, 2020

As of December 31, 2020, a total of S/142.2 billion or 20% of GDP has been budgeted under the COVID-19 Economic Plan: i) tax measures for S/16.2 billion (2.3% of GDP), ii) public expenditure measures for S/35.7 billion (5.1% of GDP); and iii) liquidity measures for S/90.3 billion (12.8% of GDP). These measures are detailed in the following axes:

First axis: Immediate emergency assistance

Actions for immediate emergency assistance amount to S/6.2 billion (0.9% of GDP). These measures include:

a) Strengthening of health systems. These measures include the implementation and conditioning of care centers, such as temporary isolation hospitals, Hospital de Ate Vitarte, and conditioning of the Villa Panamericana. As well as, the acquisition of personal protective equipment, the strengthening of emergency service lines, and the hiring of public or private laboratories for taking samples at home. Likewise, more than S/230 million have been allocated for the acquisition of COVID-19 detection tests and the implementation of a diagnostic system. In addition, an extraordinary bonus has been provided to health and assistance personnel who provide care for COVID-19, along the hiring of the local mobility service for the transport of assistance and administrative personnel of the health facilities for the care of COVID-19, in addition to extraordinary measures for the continuity of personnel hiring and contracting of goods and services by Regional Governments. On another hand, a support network for the elderly and disabled was created, pharmaceutical products were acquired and the distribution service of the COVID-19 Kit was arranged. In addition, resources were assigned to guarantee the provision of medicinal oxygen, actions for the care of indigenous peoples were implemented, and masks were distributed to vulnerable populations. It is worth mentioning that customs duties (taxes), temporarily brought to zero, were also established for the import of medicines and supplies.

b) Cleanup actions to prevent the spread of COVID-19. This includes the acquisition of cleaning kits for schools and public universities; as well as, prevention, cleaning and disinfection actions in the units of the public transport service, stops and stations of the Electric Train, Metropolitan Transport and complementary corridors. Furthermore, resources have been allocated for the management and treatment of municipal and bio contaminated waste in Lima and Callao at the request of the Health Ministry (Minsa). In addition, resources were allocated for the municipalities to purchase cleaning, disinfection and security kits in the popular meal centers; and for the acquisition of goods and services necessary to regulate the functioning of markets, as well as to implement temporary spaces for shopping.

c) Measures to guarantee public order, transfer of humanitarian aid and repatriation of nationals. These measures consider the transfer of resources to the Ministry of Defense and the Ministry of the Interior to guarantee public order; also, the acquisition of personal protection equipment was authorized in favor of the Ministry of the Interior, Ministry of Defense, INPE (Instituto Nacional Penitenciario or the National Penitentiary Institute), Ministry of Justice, National Fire Department, and the Metropolitan System of Solidarity to attend the emergency produced by COVID-19. Likewise, an extraordinary bonus of S/720 will be given to prison, police and military personnel for a period of one month for carrying out high-risk actions in care within the framework of the National Health Emergency. Additionally, resources have been transferred for the exceptional discharge of police officers and the hiring of civilian personnel in order to strengthen the management of the Policia Nacional del Perú, as well as to strengthen police stations and investments in citizen security. With regard to humanitarian aid, measures have been established for Instituto Nacional de Defensa Civil (the National Civil Defense Institute or Indeci) to transfer humanitarian aid goods, for example food, at the request of Minsa. Likewise, the creation of a temporary shelter for the vulnerable population in a situation of abandonment on public roads has been established, under the Ministry of Women and Vulnerable Populations. In addition, resources have been allocated for the repatriation, temporary accommodation and food of Peruvians returning from abroad. Similarly, actions were carried out for the transfer and isolation in quarantine of citizens who had to move to the interior of the country.

Second axis: Household financial support

The measures approved to provide financial support to vulnerable families include resources for S/33.3 billion (4.8% of GDP). These measures include:

a) Delivery of monetary subsidies of S/760 to families in vulnerable situations (S/13.1 billion), which seeks to benefit 8.5 million households. These subsidies correspond to: i) The “I stay at home” bonus, which is an extraordinary subsidy to households that were in poverty and extreme poverty, in charge of the Ministerio de Desarrollo e Inclusion Social (the Ministry of Social Development and Inclusion or Midis). This bond would benefit 2.7 million households with a bond of S/760 (in two installments of S/380); ii) Subsidy to households with independent workers, in charge of the Ministry of Labor, through two bonds of S/380. This will benefit 780 thousand homes; iii) Rural bond, which seeks to benefit 1.1 million households with a direct bond of a single installment of S/760; and iv) The “Universal Family Bonus”, which grants a subsidy of S/760 to households that are in a vulnerable condition and have not received the aforementioned bonuses. It is worth mentioning that this bond excludes households with people registered in the public or private payroll, and households with high incomes. Additionally, the National Registry for COVID-19 measures was created, to register families that meet the requirements to receive the bonus, but are not on the list of beneficiaries. It is important to highlight that, through the Emergency Decree N° 098-2020, the delivery of a second bond of S/760 between August and October was approved to the beneficiaries of the previous bonds and to 2.5 million new families, for a total of S/6.6 billion.

b) Support measures for vulnerable families. Actions within this measure include the acquisition of food baskets by municipalities (local governments) throughout the country for the most vulnerable population, the exceptional provision of food to families with the greater economic and food vulnerability within Metropolitan Lima and Callao, and the implementation of itinerant markets that guarantee the supply of basic necessities products to the population. Likewise, the fractioning of the payment of electricity, natural gas, sanitation, and telecommunications services was established. Also, resources were set aside for the granting of an electricity voucher, in favor of targeted residential users of the public electricity service. This will allow covering the amounts of their corresponding bills for the public electricity service that include consumptions pending payment that are recorded in the period March to December 2020~~.~~ Another relevant measure is the acquisition and distribution of more than 840 thousand electronic tablets for students of public colleges and universities, rural and urban families with lower incomes. In addition, the implementation of a special higher education continuity scholarship was approved for students directly or indirectly affected by COVID-19. Likewise, a monthly monetary transfer of S/100 of bimonthly payment will be granted to households with boys and girls less than 24 months old and who reside in prioritized districts according to the monetary poverty index, as well as resources for the implementation of the temporary intervention for early childhood.

c) Provide support to the worker. Implies the delivery of a temporary disability subsidy by EsSalud, to workers diagnosed with COVID-19 of micro-businesses whose remuneration is up to S/2,400. Additionally, the extension of life insurance for health workers was ordered. Likewise, for workers who are in perfect suspension from work, their attention in EsSalud services will be guaranteed and they will be granted a monetary subsidy. The subsidy consists of a bonus of S/760 for each month of suspension of work for up to a maximum of three months, and will be granted by EsSalud, which is expected to benefit 286 thousand workers with a total of S/653 millions. It is worth mentioning that the beneficiaries must work in companies with less than one hundred workers; and they must not have received any of the S/760 bonds previously granted.

d) Tax relief for individuals. This consists of an extension of the annual declaration of income tax, and the tax on financial transactions for individuals. In addition, the automatic refund of taxes paid or withheld in excess in 2019 was established, in favor of taxpayers with incomes of the 4th and 5th category.

e) Release of the Compensation for Time of Service (CTS) and the partial and extraordinary withdrawal of funds from the Administradoras de Fondo de Pensiones (the Pension Fund Administration). With this, workers are authorized to freely dispose of the funds in their CTS accounts up to the amount of S/2,400. In addition, the withdrawal of up to S/2,000 from the AFPs was allowed, according to the following: i) that the affiliate has not contributed to their account for six consecutive months, ii) for workers who are in perfect suspension, provided that there is no proof of the contribution for the months of February or March; iii) for affiliates whose last declared remuneration is less than S/2,400, provided they have the accreditation of the February or March contribution. It is worth mentioning that the payment was made in the same proportion to two consecutive months.

f) Continuity of public entities and public transport. This corresponds to the transfer to local governments due to the lower revenue collection as a result of social isolation, with the aim of financing essential operating expenses for the continuity of public services, and financing the Incentive Program for Improved Municipal Management. Likewise, resources have been transferred for the operation and functioning of public universities. To guarantee public transportation, an economic and in-kind subsidy will be granted to land transportation service providers in the provincial municipalities; as well as an indirect subsidy to the users of the Metropolitano through a transfer to Corredor Segregado de Alta Capacidad I (COSAC l).

Third axis: Business financial support

The measures approved to support companies amount to S/13.4 billion (1.9% of GDP). These measures include:

a) Delivery of the payroll subsidy and deferral of deposit of the CTS. Exceptionally, the employer receives a subsidy not exceeding 35% of the sum of the gross monthly remuneration corresponding to workers who have a gross monthly remuneration of up to S/1,500 and generate 5th category income. In addition, facilities are granted for the fulfillment of the CTS deposit. With this, the employer can postpone the CTS deposit from May 2020 until November 2020. Furthermore, as of November 2020, a subsidy promoting formal employment and businesses’ workforce was approved. This measure includes financial incentives for businesses to hire new employees (35% to 55% of the workforce).

b) Tax relief for businesses. This considers the extension of the monthly declaration and payment of taxes corresponding to the months of February, March, April, May and June 2020; and the extension of the annual declaration and payment of the regularization of the income tax 2019 for up to three months.

c) Release of funds from deduction accounts and granting of facilities to tax debtors. With this, the early release and withdrawals’ easing was approved; the payment of installments and tax debts that expire during the state of emergency was extended; and the default and repayment interest rate was reduced in national and foreign currency.

Fourth axis: Support for recovery of the economy

The measures for the recovery of the economy amount to S/87.6 billion (12.4% of GDP). These measures include:

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The “Reactiva Peru” program equivalent to S/60.0 billion (8.7% of GDP) to ensure continuity in the chain of payments in the face of the impact of COVID-19. The purpose of this Program is to promote the financing of the replacement of the working capital funds of companies that face payments and short-term obligations with their workers and suppliers of goods and services.

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Business Support Fund (FAE), which guarantees loans for MYPE up to S/7.5 billion. The first FAE-MYPE allowed to guarantee the credits for working capital granted to the MYPE, as well as to restructure and refinance their debts up to S/4.0 billion. Likewise, FAE-MYPE have been established exclusively for the tourism sector with guarantees of up to S/1.5 billion and towards small agricultural producers for S/2.0 billion. It should be noted that the administration of this fund is in charge of Cofide.

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Guarantee program for the loan portfolio of companies in the financial sector for S/7.0 billion. With this, the response capacity of financial institutions, mainly the smaller ones, increased to face scenarios of greater demand for liquidity from companies and families. This contributes to maintaining the flow of credit of the economy, household consumption and the continuity of the chain of payments.

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Creation of the “Start Peru” (Arranca Peru) program, which provides spending measures aimed at public investment and infrastructure maintenance for S/7.7 billion. S/3.9 billion have been allocated for the maintenance of the national, departmental and neighborhood road network in 2020. Moreover, resources for S/1.5 billion have been transferred for the financing of bonds for the promotion of 20 thousand new homes (Family Housing Bonus) and Investments in urban roads, urban and rural planning, conservation and expansion of green areas and public decoration and urban and rural sanitation. In addition, S/722 million have been earmarked for the Trabaja Perú program. Finally, there are S/743 million for interventions in agriculture, education, culture, operation of activities in charge of the Ministry of Culture, interventions by executing cores, temporary hiring of technical staff and resources to the Comptroller Office for program supervision activities.

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Implementation of tax measures to boost the economy. This includes the suspension or reduction of payments on account of the 3rd category of the Income Tax; the extension to 5 years of the term for companies with 3rd category income to compensate their losses in 2020; the establishment of the Regime of Deferral and / or Fractionation Splitting of Tax Debts. As well as, the extension of the Special Advance Recovery Regime (RERA) of the General Sales Tax and exceptional extension of the coverage to the MYPE; and the establishment of the Special Depreciation Regime and modification of the depreciation rates of specific assets.

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Measures to boost public and private investment. To this end, administrative processes and paralyzed works will be streamlined. In addition, it will seek to strengthen the quality of public investments, and the acceleration of projects such as those complementary to the Plan Nacional de Infraestructura para la Competitividad (the National Plan to Develop Infrastructure for Competitiveness or PNIC), PPP projects in contractual execution and to be awarded.

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Support measures and support to the economy. These measures include: i) the access of factoring companies to the Crecer Fund, ii) purchases from MYPE, iii) the “Turismo Emprende” program, iv) economic support for breeding centers nationwide, among other measures.

Public spending measures under the COVID-19 Economic Plan

As of December 31, 2020, the public spending measures accounted for S/35.7 billion or 5.1% of GDP. These measures are primarily implemented as immediate emergency support to the health system and financial relief to households and businesses; and secondarily directed toward economic recovery by supporting employment. The COVID-19 Economic Plan focuses on temporary current expenditures and transfers. Most of these funds were used for direct household financial aid (40% of the expenditures) and transfers for capital acquisitions and employment support for small and mid-sized businesses. On the other hand, the health system related funds include extraordinary salaries for medical and health personnel, and services and goods including medical supplies, equipment and temporary personnel. These health funds also include pandemic-directed infrastructure projects. Finally, the funds are directed to the economic recovery and employment through the “Arranca Peru” program. The main component of capital expenditure is the Household Family Bonus.

On September 10, 2020, Emergency Decrees N° 104-2020 and N° 108-2020 were published in the Official Gazette. The former established extraordinary measures to mitigate the economic effects of the obligatory lockdown on editorial activity and reading access. The latter established that in order to contribute to the economic reactivation because of COVID-19, public investments of S/ 80 million would go to the defense sector.

On September 23, 2020, Emergency Decree N° 114-2020 was published in the Official Gazette, expanding “Start Peru” (Arranca Perú) into “Start Peru II” (Arranca Perú II). The goal is to transfer resources to entities in the central government and also the regional and local entities for investments in infrastructure projects (urban roads), rainwater drainage, and urban and rural sanitation.

On September 28, 2020, Supreme Decree N° 285-2020 was published in the Official Gazette. It granted the postponement or fractioning of tax debts that the user has with SUNAT.

On October 28, 2020, Emergency Decree N° 126-2020 was published in the Official Gazette. It established economic revitalization in order to close gaps in the populations in close proximity of petroleum projects in the region of Loreto, highways in Apurimac, Cusco and Arequipa, and the population that inhabits VRAEM zone, because of the public h ealth emergency due to COVID-19.

On December 6, 2020, Supreme Decree N° 187-2020 was published in the Official Gazette. It established the extension of the Phase 4 of the economic reactivation as further described above under “COVID-19 Economic Plan’s Key Components”.

On March 31, 2021, Urgent Decree N° 034-2021 was published in the Official Gazette. It established the authorization for the payment to “Prestación Económica de Protección Social de Emergencia ante la Pandemia del Coronavirus COVID-19” (the COVID-19 Social Emergency Program) and the “Subsidio por Incapacidad Temporal para pacientes diagnosticados con COVID-19” (the COVID-19 Patient Aid Program) as well as using the remainders of financial transfers granted by the Minister of Labor and Promotion of Employment in favor of the Social Health Insurance.

On August 24, 2021 Urgent Decree N° 080-2021 was published in the Offical Gazette. It established, as an extraordinary measure, the subsidy of S/ 350 for each person of voting age in households in poverty or extreme poverty, or under certain poverty-related social programs.

Measures adopted by the Central Bank

Since the announcement of the State of Emergency at the national level to contain the expansion of COVID-19, Peru’s Central Bank (“BCRP”) has taken monetary and financial measures aimed at promoting the proper functioning of the markets. These measures include:

•	Reduction of the reference interest rate between March and April, from 2.25 to 0.25 percent, its historical minimum.

•	Reduction of the reserve rate in soles from 5% to 4% and of the reserve rate for obligations in dollars with terms of less than 2 years with foreign financial institutions from 50% to 9%.

•	Reduction of the minimum current account requirement in soles of banks at the BCRP from 1.0% to 0.75%.

•	Suspension of the additional reserve requirement associated with credit in dollars.

•	Extension of the amounts and terms (up to 3 years) of securities and currency repo operations.

•	Flexibility of credit portfolio reporting operations (includes factoring, entities rated up to B +, reduction to S/300,000 the minimum amount of guarantee).

•	Flexibility of the window facility (elimination of the limit of operations that financial institutions had).

•

New liquidity facilities: (i) credit reporting operations with a National Government Guarantee; (ii) reporting operations conditioned to the refinancing of the loan portfolio and (iii) the National Government Guarantee Program for the loan portfolio of companies in the financial system.

•	Increase of the limits for additional reserve requirements in soles associated with the sale of exchange derivative instruments of banks.

•	BCRP can make with AFPs repos of securities with sovereign bonds and direct purchase of foreign currency.

•	Approval of a Flexible Credit Line offered by the International Monetary Fund (IMF) to the BCRP for an amount of up to U.S.$11,000 million and with a duration of two years, which is contingent.

•	The auctions in the context of the second part of Reactiva Peru started on June 30, 2020.

•	An agreement of participation in the U.S. dollar liquidity provision program with the Federal Reserve of New York was entered into on July 17, 2020.

•	On August 14, 2020, the Central Bank reached an agreement with Bank for International Settlements, for access to an uncommited collateralised credit facility.

Measures implemented by the Bank Superintendence

The Superintendence of Banking, Insurance and AFP has established a series of measures related to the financial, insurance, private pension and cooperative systems due to the health emergency that the country is experiencing due to the COVID-19 outbreak. These measures include:

•	Authorization for financial institutions to adopt exceptional measures and to modify existing credit agreements or to reschedule maturities so that debtors can meet their payment obligations.

•	Extension of the monetary limits allowed per operation (electronic transfers, conversion payments, among others) that will be carried out through electronic money accounts.

•

Expansion of the limits of operations to be carried out through simplified electronic money accounts and basic accounts. A backup mechanism was also established for electronic money, temporary and substitute for the trust.

•	Approval of procedures for optional extraordinary withdrawals of funds from the Private Pension System.

•

Authorization so that the terms, as a result of rescheduling in the context of a state of emergency of revolving consumer loans and home mortgage loans, do not increase the weighting factor for the effective equity requirement for credit risk, with respect to the prevailing as of February 29, 2020. Likewise, financial institutions were empowered to use the additional effective equity accumulated by the economic cycle component.

•

Exclusion from the calculation of provisions related to the risk of over-indebtedness of retail debtors and of additional provisions for credit exchange risk, to the part of the exposures that is covered by the guarantee of the Reactiva Peru program and the FAE-MYPE, when credit counterparty substitution is applied. Additionally, the limit that applies to the total coverage granted by the FAE- MYPE has been established, exceptionally, in fifty percent of the effective equity of the financial system companies, in favor of the same financial system company.

•	Temporary suspension of the application of the limits of liquidity coverage ratios in national currency and in foreign currency.

•

Extend the powers of credit unions not authorized to collect funds from the public (COOPAC) to establish exception measures so that debtors can comply with the payment of credits maintained with these entities.

•

Extension of the period of the gradual schedule for the constitution of one hundred percent (100%) of the provisions required from 2022 to 2023. In addition, it modifies the gradual calendar for the adaptation of the global limit and the liquidity ratio, the gradual calendar of adaptation for the constitution of the cooperative reserve, among others.

•

Regarding insurance policies, the term for the constitution of provisions in the event of non-payment of premiums is extended, being applicable the power to offset premiums pending payment by the contracting party and / or insured against the compensation due to the insured party or beneficiary of the Insurance.

Measures adopted by Congress

Among the measures adopted by Congress stands out:

•

On March 27, 2020, Law N° 31011 was published, which delegated to the Executive Power the power to legislate for the care of the health emergency produced by COVID-19, in matters such as health, fiscal and tax policy, investment promotion, citizen security and internal order, work and employment promotion, education, prevention and protection of people in vulnerable situations, goods and services for the population, protection of productive, extractive and service sectors, cultural promotion and tourism.

•

On April 3, 2020, a plenary session of Congress approved new legislation that allows the suspension of the collection of tolls in all the Toll Collection Units of the national, regional and local road networks (Red Road) during the state of national emergency of the country. However, on August 25, 2020, the Constitutional Court (TC) decided to declare founded the unconstitutionality lawsuit against Law N° 31018, which suspends the collection of tolls during the state of health emergency.

•

On April 3, 2020, Law N° 31016 was approved, which empowers the Comptroller’s Office to control the entities of the National Control System referred to in article 3 of Law N° 27785 that receive assigned public resources during the health emergency due to COVID-19; that is, in investment projects, acquisition of goods and services, works and in all activities and processes in which public resources are transferred without any limitation, applying simultaneous control under the following modalities: concurrent control, control visit and ex officio orientation.

•

On May 1, 2020, Law N° 31017 was published in the Official Gazette, which established that members of the SPP can withdraw up to 25% of the total balance of their individual capitalization account (CIC), with a maximum amount equivalent to three Tax Units (UIT) (S/12,900) and a minimum amount equivalent to one UIT (S/4,300).

•

On August 26, 2020, Law N° 31039 was published in the Official Gazette, establishing the automatic promotion for professional, technicians, administrative personnel among others in public healthcare for Ministry of Health, its public entities, regional governments and EsSalud. It was declared unconstutional by the Constitutional Court in December 2020.

•

On August 29, 2020, Law N° 31040 was published in the Official Gazette, modifying the Penal Code and Protection and Defense of the Consumer Code, in order to regulate the prices of medicine and necessary products for health protection in the middle of the public health emergency.

•

On October 8, 2020, Law N° 31050 was published in the Official Gazette which established extraordinary measures to reprogram or freeze debts in order to alleviate the situation of micro and small companies as a consequence of COVID-19.

•

On November 27, 2020, the Superintendency of Banking, Insurance and AFP (SBS) issued Resolution N° 2979-2020, which set forth the regulatory framework for the operating procedure that allows pensioners of the private system to withdraw their funds in the amount of up to four Tax Units (“UIT”) (S/ 17,200) from their individual account, following the publication made in the Official Gazette “El Peruano” on November 18, 2020 of Law N° 31068 that authorizes extraordinary withdrawal of funds in the Private Pension System. The SBS resolution came into effect on December 9, 2020, allowing pensioners to submit their application until March 9, 2021.

•

On November 30, 2020, Congress approved Law N° 31084, Public Sector Budget Law for fiscal year 2021. The executive branch’s proposal contemplates a budget of S/ 183,029 million for year 2021, including 142 projects prioritized by Congress in consensus with the Ministry of Economy and Finance.

•	On December 3, 2020, Congress approved by 111 in favor, seven against and one abstention the vote of confidence in favor of the Ministerial Cabinet chaired by Violeta Bermúdez.

•

On December 3, 2020, Congress approved Law N° 31083 that authorized active and inactive contributors of the public system to withdraw of funds from the accounts of the Oficina de Normalizacion Previsional – ONP in the amount of up to one UIT equivalent to S/ 4,300 for one time and on an exceptional basis. The executive branch filed before the Constitutional Court an action to declare the law approved by Congress unconstitutional. Pursuant to the procedure, the Constitutional Court notified the filing of the suit to Congress, which submitted its response on January 25, 2021 and on February 4, 2021, the Constitutional Court unanimously declared the unconstitutionality of Law N° 31083.

•

On December 11, 2020, Congress approved a bill that set forth provisions to eliminate discrimination in public sector employment, including the gradual elimination of the Administrative Contracting Services (contrato administrative de servicios, “CAS”) regime. CAS is a temporary modality of employment applicable only to the public sector, with reduced benefits in comparison to the general labor regime. The CAS regime does not involve the payment of CTS (Compensation for Length of Services), and involves reduced legal bonuses and severance payment. The initiative obtained 113 votes in favor, one against and seven abstentions. On January 14, 2021, the executive branch observed the bill, claiming that this initiative violated the constitutional mandate that establishes that the legislative branch does not have public spending powers and violated the objective of the Civil Service Regime. In March, 2021, however, Congress approved the bill that eliminated the CAS regime.

•

On December 17, 2020, the Constitutional Court unanimously declared unconstitutional Law N° 31039 that allowed the automatic promotion of health sector personnel, a law that had been approved by Congress in August 2020. This law authorized the automatic promotion process exceptional for one year of service and included health care professionals, technicians and assistants who worked through CAS contracts with the Ministry of Health (Minsa).

•

On December 19, 2020, by 94 votes in favor, six against and 15 abstentions, the Congress approved in a second vote amending Article 16 of the Political Constitution of Peru, so that the State annually invests in the education sector no less than 6% of GDP. Law N° 31097 was published in the Official Gazette “El Peruano” on December 29, 2020. Although the executive branch has declared its intention to file an unconstitutionality action, the executive branch has not yet filed any action before the Constitutional Court in order to declare Law N° 31097 unconstitutional.

•

On November 25, 2020, Congress approved a bill that repealed Emergency Decree N° 014-2020, which regulated general provisions necessary for collective bargaining in the public sector. The executive branch observed the abovementioned bill, indicating that although there was the right to collective bargaining, the Constitutional Court had already established that this kind of regulation needed to comply with the balanced budget rules. However, on January 21, 2021 the Congress approved Law N° 31114, which was published in the Official Gazette “El Peruano” on January 22, 2021. On February 2, 2021, the Ministry of Economy and Finance issued a statement in this regard indicating that the repeal of Emergency Decree N° 014-2020 implies that collective bargaining in the Public Sector is not possible since there is no applicable regulatory framework on which to negotiate.

•

On December 30, 2020, Congress approved a bill that gave powers to the Central Bank to set caps on bank interest rates, which would imply a modification of Article 52 of the Organic Law of the Central Reserve Bank as it would grant this institution the power to set minimum and maximums rates every six months for the purpose of regulating the interest rate market. The bill adds that rates charged above the maximum will be considered usury, and classified as a crime, adding that the SBS will be in responsible for supervising the maximum rates, proceeding to sanction and report to the competent body the financial institutions that exceed this limit. The Executive observed the law on February 2, 2021 stating that “The application of interest rate caps is an extreme form of state intervention that, in addition to violating the antitrust principle, affects the information transmission mechanisms and tends to eliminate market incentives.” On February 20, 2021, the Congressional Commission for the Protection of Consumers has scheduled this bill for debate in Congress.

•

On January 3, 2021, in order to tackle and prevent tax evasion, the Executive published the Annex of the Supreme Decree N° 430-2020-EF, which contains the regulatory norms to Legislative Decree N° 1434, under which banks will have to deliver to SUNAT the financial information of customers and companies that have S/ 10,000 or more in their accounts. On January 26, 2021, by Supreme Decree N° 009-2021-MEF, the amount of bank accounts whose information banks must report was set at 7 Tax Units, equivalent to S/ 30,800. On January 28, 2021, the South Lima Bar Association filed before the Constitutional Court a lawsuit to declare Law N° 1434 unconstitutional. The Constitutional Court is currently reviewing the admissibility of such lawsuit.

•

On January 7, 2021, Law N° 31112 was published in the Official Gazette “El Peruano” providing for control of mergers and business concentrations, which Congress had approved with 91 votes in favor, 11 against and 3 abstentions. However, this law is not yet in effect, and considering that its regulations and certain implementation rules have not been published yet, it will not become effective prior to March 1, 2021. As a result, on March 1, 2021, the earlier version of the Law (enacted by means of Emergency Decree N° 013-2019) will become effective until the regulations and implementation rules of Law N° 31112 are enacted. In contrast to a prior version of bill proposed by Congress, in the new law it is specified that in the case of business concentration operations that include companies in the financial sector that collect deposits from the public or insurance companies, which involved relevant and imminent risks, only SBS pre-merger control is required.

•

On January 26, 2021, the Special Multiparty Commission in Charge of Evaluating, Designing and Proposing the Bill for the Comprehensive Reform of the Peruvian Pension System approved the draft bill titled “Framework Law of the Universal Integrated Pension System.” The main aspect of this proposed bill is that it would create a “Universal Integrated Pension System” comprising the Public Pension System, the Private Pension System and the assistance programs “Pension 65” and “Contigo”. This new “Universal Integrated Pension System” would be funded by two components: (i) a non-contributive universal component funded by public funds; and (ii) a contributive mandatory component funded by contributions from affiliates. The bill has not yet been considered by the

Congress. On February 3, 2021, the debate on the second vote on the bill to reform Article 40 of the Constitution that would enable double formal employment of medical personnel hired by the Government due to the health emergency caused by COVID-19 was held and the bill was approved by Congress on February 4, 2021. Law 31122 was published on the Official Gazette “El Peruano” on February 10, 2021.

•

On February 4, 2021, in a second vote the Congress passed a constitutional reform bill to amend the regulation of the parliamentary immunity established in Article 93 of the Constitution. The reform establishes that any indictment against a congressman for the commission of common crimes would be processed before the Supreme Court of Justice, instead of the Congress. The executive branch formalized the constitutional reform that eliminated parliamentary immunity on February 6, 2021, when Law 31118 was published.

COVID-19 Economic Plan measures approved during 2021

In 2021, the availability of vaccines contributed to the recovery of the economy, facilitating the control of the health emergency and the generation of employment. It also allowed a gradual reduction in mobility restrictions, requiring less fiscal stimulus in response to the COVID-19 pandemic. The Government support amounted to 3.4% of GDP. Among the measures adopted by the Government were:

Tax Measures

In 2021, tax measures approved in 2020 were revoked. As a result, tax revenues amounted to approximately 0.2% of GDP.

There were payments of tax debts under certain benefits. In addition, tax benefits approved in 2020 had a positive effect on income tax payment in 2021.

The positive effect of these measures was slightly offset by the negative effect of the temporary reduction of rates applicable to the import of medicines and medical supplies. Likewise, there was a lower tax collection.

Public Spending Measures

In 2021, public spending measures amounted to S/28 billion (3.2% of GDP) and were aimed at mitigating the effects of the COVID-19 pandemic though actions to protect public health, support vulnerable families and ensure economic reactivation, as detailed below:

Strengthening of the public health system. The measures amounted to S/13 billion and made it possible to guarantee the purchase of equipment for health personnel, medicines, oxygen, COVID-19 tests, among others. In addition, public health measures aimed at the allocation of resources necessary to ensure the COVID-19 vaccination campaign, was the largest contributer in terms of total expenditure measures in 2021 (47%).

Support to vulnerable families. S/10 billion were allocated in order to help mitigate the economic effects of the COVID-19 pandemic on the purchasing power of the most vulnerable citizens due to the health crisis. In January 2021, a bonus of S/600 was approved for targeted families in regions with extreme risks of COVID-19 infection; while in August 2021, the Yanapay Peru bonus was approved, which consisted of a subsidy of S/350 for each person living in poverty, benefiting 13.5 million vulnerable citizens. Likewise, in November 2021, the Government approved the delivery of an S/210 bonus for workers whose monthly income does not exceed S/2,000, covering around three million workers. Scholarships and loans were also granted to students with high academic performance and low economic resources.

Reactivation of the economy. Public spending was focused on generating employment and helping key sectors of the economy. The “Star Peru” (Arranca Peru) and “Work Peru” (Trabaja Peru) programs financed the continuity of investment projects, as well as investments in education, agriculture, housing and sanitation by regional and local governments. This was complemented by the “Peru on the Move” (Peru en Marcha) program, which implemented water and sanitation works in both urban and rural areas of the country, and also allocates resources to improve roads, sidewalks, parks, among others. In addition, resources were allocated to companies, such as subsidies to micro and small companies, and to guarantee the Reactiva Peru program.

Additionally, an aggressive public investment budget was approved in order to support the economic growth recovery process. In 2021, there was a historical increased in the budget for investment (S/56.1 billion), which allowed for growth in public investment, thus promoting economic reactivation, employment promotion and the reduction of infrastructure gaps.

Liquidity Measures

The “Support to Micro and Small Business (PAE-MYPE)” program was implemented, which granted Government guarantees of up to S/2.0 billion for working capital loans placed by companies of the financial system, in order to provide support to micro and small companies that were affected by the COVID-19 pandemic.

In addition, the “Strengthening of Microfinance Specialized Institutions” program was created in order to protect the saving of the users of the financial system and strengthen the continuity of the payment chain. Under this program, the temporary participation of the State in the capital stock of eligible microfinance entities was authorized, as well as the temporary purchase by the State of debt instruments of microfinance entities, and the easing of the corporate reorganization of these entities through the granting of guarantees.

Loans guaranteed under the “Reactiva Peru” and PAE-MYPE programs were rescheduled, allowing the grade period of such programs to be extended by up to one year.

Impact of COVID-19 measures on public finances

The fiscal measures to counteract the economic consequences of the COVID-19 pandemic were designed to have a short-term impact on public finances. In addition, in 2021, tax revenues increased. General government fiscal revenues amounted to S/184,129 million (21.0% of GDP). Non-financial general government expenditure totaled S/194,307 million (22.2% of GDP).

Measures to mitigate the increase in oil and food prices in the Peruvian economy

At the fiscal policy level, Peru approved a set of extraordinary temporary targeted measures to mitigate the negative effect of the price increases on the income of the country’s most vulnerable population.

Temporary measures for fuels

The government established temporary measures to avoid significant increases in the consumer price of the main fuels used by low-income families. Thus, products were included in the Fuel Price Stabilization Fund (Fondo para la Estabilización de Precios de Combustibles - FEPC) and the amount in the Energy Social Inclusion Fund (Fondo de Inclusión Social Energético - FISE) was increased from S/20.00 to S/25.00 per 10 kg gas cylinder.

Tax measures

On the tax policy, the most consumed fuels in the country (gasoline, gasohol and various types of diesel) were temporarily exempted from the Selective Consumption Tax (SCT), and the Value-added Tax (VAT) was temporarily exempted for foods that have a greater impact on the basic food basket of lower income households. Through Supreme Decree N° 068-2022-EF, 84 and 90 octane gasoline, 84 octane gasohol, bulk LPG and several types of diesel (including B5 S-50 UV) are exempted from SCT. This measure is in effect from April 4 until June 30, 2022. Additionaly, by means of Law N° 31452, food products such as eggs, chicken, sugar, flour and noodles were temporarily exempted from VAT from May 1 to July 31, 2022.

The implementation of these measures has an estimated fiscal cost of approximately 0.22% of GDP by 2022.

The above measures have been complemented with temporary allocations of public spending intended to improve the quality of life of vulnerable populations. Thus, at the end of 2021, one-time subsidies for small farmers were authorized in order to reduce the impact of the increase in fertilizer prices on the development of the agricultural campaign during 2022.

COVID-19 Vaccination Plan in 2021

The implementation of the COVID-19 vaccination plan began in 2021 as a key tool to reactivate the economy and reduce the need for greater restrictive measures to contain the spread of COVID-19. Peru’s vacination plan establishe dvoluntary immunization by age groups for people over 18 years of age and adolescents between 12 and 17 years of age.

The target population was 27.9 million people, resulting in the administration of 51.1 million doses of Sinopharm, AstraZeneca and Pfizer vaccines in 2021. As of December 31, 2021, 88.9% of the target population received the first dose of the COVID-19 vaccine, 79.0% received the second dose and 15.8% received the third dose.

Selected Economic Information

(in millions of U.S. dollars, except as otherwise indicated)

	As of the Years ended December 31,
	2017(1)	2018(1)	2019(1)	20201)	20211)
Domestic economy
GDP (in millions of S/ at current prices)	703,309	745,503	775,328	719,925	874,973
Real GDP (in millions of S/ at constant 2007 prices)	514,215	534,665	546,605	486,737	551,284
Real GDP growth rate (in %)	2.5	4.0	2.2	(11.0)	13.3
CPI (change for the period in %)	1.4	2.2	1.9	2.0	6.4
Unemployment rate (in %)(2)(11)	6.7	6.3	6.4	12.7	9.8
Unemployment rate (in %)(2)(12)	6.9	6.7	6.6	12.8	11.3
Underemployment rate (in %)(3)(12)	36.1	36.8	35.8	45.6	48.6
Balance of payments
Total current account	(1,964)	(2,895)	(1,680)	2,398	(5,273)
of which:
Trade balance	6,704	7,201	6,879	8,196	14,833
Total capital account	2,488	1,981	7,346	6,431	15,627
of which:
Foreign direct investment	7,413	5,873	4,760	732	7,455
Errors and omissions(4)	1,105	(2,716)	1,243	(3,527)	(5,944)
Overall balance of payments(5)	1,629	(3,629)	6,909	5,301	4,410
Change in Central Bank net international reserves (period end in %)	3.1	(5.5)	13.6	9.4	5.1
Central Bank net international reserves (period end)	63,621	60,121	68,316	74,707	78,495
Public sector balance
Central government revenue(6)	32,678	36,687	38,489	30,548	40,652
As a % of GDP	15.1	16.2	16.6	14.9	18.0
Central government expenditure(7)	37,055	38,469	40,556	46,723	45,142
As a % of GDP	17.2	17.0	17.4	22.7	20.0
Central government fiscal balance	(6,736)	(4,523)	(4,981)	(19,214)	(7,514)
As a % of GDP	(3.1)	(2.0)	(2.1)	(9.3)	(3.4)
Overall non-financial public sector fiscal balance (deficit) (8)	(6,477)	(5,204)	(3,765)	(18,234)	5,735
As a % of GDP	(3.0)	(2.3)	(1.6)	(8.9)	(2.5)

	As of the Years ended December 31,
	2017(1)	2018(1)	2019(1)	20201)	20211)
Public sector debt
Public sector external debt	22,710	22,977	22,554	32,455	45,533
As a % of GDP	10.5	10.1	9.7	15.8	20.2
Public sector domestic debt(9)	32,721	34,983	40,795	37,973	35,311
As a % of GDP	15.2	15.4	17.6	18.5	15.7
Total public sector debt	55,431	57,960	63,348	70,428	80,844
As a % of GDP	25.7	25.5	27.3	34.2	35.9
Public sector external debt service
Amortizations(9)	4,505	1,614	2,205	935	435
Interest payments(9)	1,121	1,152	1,170	1,150	1,341

Total external debt service	5,626	2,766	3,375	2,085	1,776
As a % of exports of goods and services(10)	10.5	4.8	5.9	4.4	2.6
Exchange rate (end of period, S/ per U.S.$)	S/ 3.25	S/ 3.38	S/ 3.32	3.62	S/ 4.00
Exchange rate (average, S/ per U.S.$)	S/ 3.26	S/ 3.29	S/ 3.34	3.50	S/ 3.88

(1)	Preliminary data.
(2)	In Metropolitan Lima. Percentage of the working-age population (14 years old or older) that, in the week the employment survey was conducted, was seeking remunerated employment.
(3)

In Metropolitan Lima. Percentage of the working-age population (14 years old or older) working part time who would prefer to work more hours, plus the percentage of the working-age population that usually works full time but which, in the week the employment survey was conducted, worked fewer than 35 hours per week as a result of economic constraints.

(4)

Represents errors and omissions in compiling balance of payments accounts based on double-entry accounting resulting from incomplete or overlapping coverage, different prices and incomplete times of recording and conversion practices.

(5)	Includes current account balance, financial account and errors and omissions.
(6)	Excludes privatization receipts.
(7)	Includes interest payments.
(8)	Includes the non-financial public sector and the Central Bank.
(9)	Excludes Central Bank debt.
(10)	Includes exports of goods and services and investment income.
(11)	Source: Ministry of Labor
(12)	Source: National Institute of Statistics.

N.A. = Not Available

Source: Central Bank, unless otherwise indicated.

RISK FACTORS

This section describes certain risks associated with investing in Peru’s securities. You should consult your financial and legal advisors about the risk of investing in Peru’s securities. Peru disclaims any responsibility for advising you on these matters.

Peru may experience political, economic or social problems that may interfere with Peru’s ability to service its indebtedness.

In the past, Peru has experienced economic and political instability and terrorist insurgency. At present, Peru is a stable democracy having completed a peaceful transition from the administration of President Humala to President Kuczynski, who took office in July 2016, in addition to the prior transition to President Humala by President García. President Kuczynski was in office through March 23, 2018, when Congress accepted his resignation following allegations of corruption related to the Odebrecht corruption scandal. On that same date, Vice President Vizcarra was sworn in as president to complete the term through 2021. After President Vizcarra stepped down in November 2020, there was a short period of turmoil that it was resolved after interim President Merino resigned and President Sagasti took office. President Sagasti remained president until July 2021, when President Castillo took office.

President Castillo is a left wing politician who campaigned on improving education and empowering Peruvian citizens, with a focus on rural and provincial communities. He faces political opposition in Congress. The legislative opposition planned to impeach Chancellor Bejar on his previous comments on the army and terrorist groups, and was forced to resign on August 6, 2021, followed by Oscar Maurtua. The Minister of Labor, Iber Maravi, and the prime minister, Guido Bellido, were also to be impeached (Maravi based on alleged ties with terrorist group Shining Path and Bellido on comments for the nationalization of Camisea –a gas consortium integrated by Argentine, Spanish and US companies). Following this events, President Castillo asked the prime minister for his resignation on October 6, 2021, along with other members of the cabinet. The new and current composition of ministers is headed by Mirtha Vasquez, who served as the former president of Congress during President Sagasti’s tenure. As indicated in “Summary—Republic of Peru—Overview” above, on December 7, 2022, President Castillo was impeached by the Congress. The current composition of the Council of Ministers is described in “The Republic of Peru—History, Government and Political Parties—History” below.

During 2020, the social distancing and restriction measures due to COVID-19 strongly impacted the economy, particularly in the first half of the year. As the COVID-19 Economic Plan has been implemented, the economy has shown signs of recovery.

Peru’s GDP growth rates, generally low inflation, and both fiscal and external surpluses reflect, in part, the strength of Peru’s economic fundamentals. However, a deterioration of the global economy or a sharp decrease in commodity prices may adversely affect Peru’s economy. In addition, an economic contraction or weak economic growth in Peru’s trading partners may have an adverse effect on Peru. Despite Peru’s ongoing economic growth and stabilization, the social and political tensions and levels of poverty and unemployment continue, notwithstanding the 38.0% drop in poverty levels between 2004 and 2016. Future government policies to pre-empt or respond to social unrest could include, among other things, the suspension of the enforcement of creditors’ rights and new taxation policies. The government cannot assure you that Peru will not face political, economic or social problems in the future or that these problems will not interfere with Peru’s ability to service its debt.

Furthermore, some of the measures proposed by the administration may generate political and social opposition, which may in turn prevent the government from adopting such measures as proposed. This creates further uncertainty in the ability of the administration to pass measures that it expects to implement. See “Recent Developments—History”.

In addition, economic and political developments in other emerging countries in Latin America, such as Argentina, Bolivia, Brazil, Ecuador, Colombia and Venezuela may have an adverse effect on other countries in the region, including Peru.

Public health crises and epidemics/pandemics, such as the novel COVID-19 virus may materially adversely affect Peru’s economy.

The Government is deploying various economic and public health measures to address the pandemic caused by the novel COVID-19 virus. These measures are part of an economic stimulus plan that includes tax incentives among other tools intended to address the immediate impacts of the national state of emergency invoked by the Government to attempt to contain spread of the virus and lessen the strain on the health care system and the impact on the overall economy. The Government has adopted specific measures to provide economic support to segments of the population, such as vulnerable population and small enterprises, which are most at risk in this crisis. See “Peru’s Economic Plan to Address the COVID-19 Pandemic”.

The COVID-19 pandemic had a material adverse impact on the Peruvian economy resulting in lower prices for primary goods, volatility in the financial markets, reduced international trade and lower activity in certain of the key drivers of the local economy. In addition, social distancing and stay-at-home quarantine measures imposed to minimize pressure on the healthcare system and contain social costs, and adversely affected dynamism of various productive sectors of the economy. Reduced activity in these economic sectors resulted in reduced employment and less income for families and companies. COVID-19 generated a simultaneous shock on supply and demand – a supply shock resulting from the abrupt paralysis of production in multiple sectors and on demand as a result of reduced consumption – which amplifies the negative effects on the economy.

Both the primary and secondary sectors of the Peruvian economy were affected, among the most impacted being: (i) tourism, restaurants and travel agencies, (ii) transportation, warehousing and messengers and (iii) art and entertainment, in particular because of the suspension of group activities and self-isolation/social distancing mandates. As a result, the Government has implemented a plan to counteract the effects of COVID-19, targeted at minimizing the adverse impacts on the population and on economic activity. See “Recent Developments.”

The COVID-19 pandemic had political consequences, since former President Vizcarra’s administration failed to acquire vaccines before his removal from office. Former President Vizcarra accused Congress of causing the delay in the sanitary registration of the vaccines. It was later revealed that former President Vizcarra and some of his ministers were also vaccinated in private, even after they publicly denied it.

In the face of the crisis, Peru has committed to dedicate significant resources to strengthening the public health system. Social support to the neediest families was approved to provide a public safety net to soften the brunt of the consequences of the virus on Peru’s most vulnerable citizens. Over the long-term, the Republic cannot assure you that the measures adopted to counteract the effects of the virus will be sufficient to restore public confidence or to restore economic growth.

Peru is a foreign sovereign state and accordingly it may be difficult to obtain or enforce judgments against it.

Peru is a foreign sovereign state. Any securities issued by Peru are subject to its law and jurisdiction and, as such, investors may not be able to effect service of process within their own jurisdiction upon Peru or to enforce against Peru judgments related to securities obtained in their own jurisdictions.

Corruption may hinder the growth of the Peruvian economy, and ongoing high profile corruption investigations in Peru may affect the perception of Peru and its ability to access financing in the international markets.

Peruvian authorities are currently conducting several high-profile corruption investigations relating to the activities of certain Brazilian companies in the construction sector, which have resulted in suspension or delay of important infrastructure projects, which were otherwise operational and permitted. For example, of the following six key projects, the Gasoducto Sur Peruano, IIRSA Sur Tramo 2 y 3, Chavimochic III, IIRSA Norte, Vías Nuevas de Lima and Obras de Trasvase de Proyecto Olmos projects, which collectively represented 5.0% of GDP in 2016, Gasoducto has been suspended, Olmos has resumed operations, and the other projects remain operational, although the overall delay relating to such projects has nevertheless resulted in a drop in GDP growth and overall infrastructure investment.

The Government has made efforts to expedite the licensing of these stalled projects. For example, it requested that Odebrecht S.A. (“Odebrecht”), a prominent Brazilian construction company that was awarded the Obras de Trasvase de Proyecto Olmos contract and later found guilty of bribing Government officials, to sell its shares in the project. In addition, the Government has authorized the auction of Gasoducto Sur Peruano, which could be finalized by year end. The Government is also adopting legislation that aims to protect new investors and revising the language of Government infrastructure contracts to include mandatory anticorruption clauses. In February 2017, the Government issued Emergency Decree (Decreto de Urgencia) N° 003-2017 in an effort to approve measures that ensure the continuity of infrastructure works and that Government officials exercise caution when making payments in respect of stalled projects. In addition, on March 25, 2019, Peru’s Special Prosecution Group for the Lava Jato related investigations delivered to the Judiciary the effective collaboration agreement entered into with Odebrecht. This agreement will allow the delivery of evidence and testimony for investigations in four cases in which Odebrecht admits bribery acts of Peruvian officials. Furthermore, the agreement also establishes the payment of the civil compensation in favor of Peru, which was estimated at approximately U.S.$225.1 million, including accrued interest.

Nevertheless, the potential outcome of such investigations, or any other potential high profile corruption proceeding, on the relevant companies, projects involved or Government officials is uncertain. The Republic cannot predict how long these or other corruption investigations may continue or whether new allegations against Government officials or other companies with operations in Peru will arise in the future.

Recently, former politicians involved in corruption-related matters have come under national attention. On October 31, 2018, the Judiciary ordered Keiko Fujimori to spend three years in jail, as a preventive measure, while prosecutors investigate claims regarding her party’s campaign donations. In addition, on April 17, 2019, during the course of the preliminary house detention, former President Garcia committed suicide. Furthermore, on April 23, 2019, the Judiciary ordered 36 months of preventive detention for former President Kuczynski during the preparatory investigation in connection with allegations of his involvement in money laundering in respect of the Odebrecht case. Former President Humala and his wife also had problems with justice; the prosecutor asked 26 years for Nadine Heredia and 20 for Ollanta Humala.

Another emblematic case is The White Collar of the Port case (“Caso Los Cuellos Blancos del Puerto”) with more 334 lawyers (seemingly 151 judges and 183 prosecutors) involved in corruption cases and ties with politicians.

Allegations of or concerns about corruption activity, or actual or alleged violations of applicable anti-corruption, anti-bribery or anti-money laundering laws by Governmental authorities, could materially and adversely impact the Republic’s reputation, ability to attract foreign investment and access to international financing, any or all of which could have a material adverse effect on the Republic’s economic growth and its ability to make payments on its debt obligations.

Extreme weather conditions and natural disasters could adversely affect Peru and its financial condition.

The Republic of Peru is located in western South America and has regions facing the Pacific Ocean and the equator, which may be affected by meteorological events and extreme weather conditions from time to time. In particular, Peru’s central coast is occasionally affected by an atmospheric phenomenon known as El Niño, which has in the past resulted in and may in the future result in severe flooding and mudslides. El Niño has the potential to cause extensive physical and economic damage. In early 2017, El Niño adversely affected agricultural production, transportation services, tourism and commercial activity, caused widespread damage to infrastructure and displaced people and is expected to result in a 1.2% drop in GDP in 2017 relative to 2016 figures. A meteorological catastrophe, other extreme weather event or other natural disaster could, among other things, limit access to, damage or destroy one or more of the Government’s properties or parts of its infrastructure, including roads and bridges. A catastrophe or other extreme weather event may also result in disruption to the local economy, and may cause labor, fuel and other resource shortages, any or all of which could have a material adverse effect on the Republic’s economic growth and its ability to make payments on its debt obligations.

On May 26, 2019, an earthquake of 8.0 magnitude struck a remote part of the Amazon in Peru, resulting in collapsed buildings, certain power failures and two reported deaths. This is the strongest earthquake in Peru since an earthquake of similar magnitude struck near Lima in 2007. The May 26, 2019 earthquake led to a U.S.$60.0 million partial payout of 30% of the principal on the IBRD CAR 120 Peru earthquake catastrophe bond on July 15, 2019.

There can be no assurances that Peru’s credit rating will improve, remain stable, not be downgraded, suspended or cancelled by the rating agencies.

Peru’s current long-term debt credit ratings are investment grade. They indicate that the Republic’s long-term debt securities are considered to have moderate credit risk.

On November 24, 2020, S&P Global Ratings reaffirmed its BBB+ long-term foreign currency sovereign credit rating on Peru; the outlook remained stable.

On December 15, 2020, Fitch reaffirmed Peru’s long term foreign currency issuer default rating at BBB+ but changed the outlook from stable to negative.

On May 21, 2021, Moody’s Investors Service reaffirmed its A3 foreign currency long-term issuer ratings on Peru but changed the outlook from stable to negative.

On September 1, 2021, Moody’s Investors Service downgraded Peru’s rating to “Baa1”, from A3, upgrading the outlook from negative to stable.

On October 14, 2021, Fitch downgraded Peru’s long term foreign currency issuer default rating to BBB from BBB+, upgrading the outlook from negative to stable.

On October 15, 2021, S&P Global Ratings reaffirmed its BBB+ long-term foreign currency sovereign credit rating on Peru; but changed the outlook from stable to negative.

On March 18, 2022, S&P Global Ratings downgraded Peru’s long-term foreign currency sovereign credit rating to “BBB”, from BBB+, upgrading the outlook from negative to stable.

On April 29, 2022, Fitch reaffirmed its BBB long-term foreign currency sovereign credit rating on Peru; the outlook remained stable.

On October 20, 2022, Fitch reaffirmed Peru’s long-term foreign currency issuer default rating at BBB; but changed the outlook from stable to negative.

On October 25, 2022, S&P Global Ratings reaffirmed its BBB long-term foreign currency sovereign credit rating on Peru; the outlook remained stable.

On December 12, 2022, S&P Global Ratings reaffirmed its BBB long-term foreign currency sovereign credit rating on Peru, downgrading the outlook from stable to negative.

Ratings address our creditworthiness and the likelihood that we will pay our long-term bonds in a timely manner. Peru’s credit ratings may not continue to improve and adversely affect the trading price of Peru’s debt securities, which could potentially affect Peru’s cost of funds in the international capital markets and the liquidity of and demand for Peru’s debt securities. Ratings are not a recommendation to purchase, hold or sell securities and may be changed, suspended or withdrawn at any time.

Peru’s current ratings and the rating outlooks currently assigned to it are dependent upon economic conditions and other factors affecting credit risk that are outside the control of Peru. There can be no assurances that such credit ratings will be maintained for a certain period of time or that such credit rating will not be downgraded, suspended or cancelled upon the credit ratings agencies’ consideration or if circumstances will so require. Each rating should be evaluated independently of the others. Detailed explanations of the ratings may be obtained from the rating agencies. Any credit rating downgrade, suspension or cancellation may have an adverse effect on the market price and the negotiation of debt securities.

THE REPUBLIC OF PERU

Territory and Population

The Republic of Peru is located in western South America. It borders Ecuador and Colombia to the north, Brazil and Bolivia to the east and Chile to the south. Its territory covers an area of approximately 496,222 square miles, including a 1,500 mile-long Pacific Ocean coastline and a 200 mile-wide maritime zone. Peru’s major cities are Lima, the nation’s capital, Arequipa, Trujillo, Chiclayo, Iquitos, Piura, Chimbote and Cuzco.

Peru is divided by the Andes Mountains into three geographic regions: a narrow strip of desert along the western coast; a central region of high mountains that form part of the Andes; and a large, heavily forested area leading to the Amazonian plains in the east. Peru’s climate varies significantly by region, from tropical rain forests in the east and a dry desert in the west, to temperate and frigid regions in the mountainous central part of the country. The Andes rise over 20,000 feet and contain large plateaus and extensive valleys. Lima and other major cities, such as Trujillo and Chiclayo, are located along the coast. The map below shows Peru, its territorial subdivisions and bordering countries.

Peru’s central coast is occasionally affected by an atmospheric phenomenon known as El Niño, which raises the temperature of the superficial coastal waters, causing an increase in air temperature, a decrease in atmospheric pressure along the coast and an increase in the sea level along the Peruvian coastline. These conditions produce increased rainfall along the northern coast, which may result in severe flooding and mudslides. In 1998, the warm waters caused by El Niño disrupted Peru’s fishing and agricultural industries as marine life migrated to deeper, colder waters, crops were destroyed by flooding and elevated temperatures along the coast gave rise to new crop pests and plagues. The flooding caused approximately U.S.$1.2 billion in damage to Peru’s infrastructure. El Niño happens on average every six years; however, the timing of each recurrence, its length and its severity cannot be predicted.

During the period from 2015-2016, El Niño reached its maximum “anomaly” (a metric that contemplates the difference between recorded and historic temperatures), which, in December 2015, was categorized as strong. Thereafter, during the second half of January 2017, surface temperatures of the ocean off the coast of Paita (located in the Piura region of Peru) steadily increased, leading the Government to announce the increased possibility that El Niño would occur that year.

The El Niño Costero phenomenon originates in the ocean from Ecuador to the south of Peru when atypical atmospheric conditions cause a sudden increase in water temperature. In 2017, Peru experienced one of the worst El Niño Costero’s in over 50 years, which resulted in much higher rainfall than during the period from 2015-2016, affecting over 1,100,000 persons, including resulting in the displacement of over 230,000 persons, 143 deaths, the collapse of 25,700 homes and rendering 23,280 uninhabitable.

Peru’s southern region is located on seismic faults, which makes the area susceptible to earthquakes. In June and July 2001, two earthquakes of 8.4 and 7.6 magnitude on the Richter scale, respectively, struck along the coast of south-central Peru, causing an estimated U.S.$300 million in damage. The same area was hit with 8.0 magnitude earthquake in August 2007, which killed approximately 600 people, injured approximately 1,800 people, destroyed approximately 76,000 homes and caused damages estimated at over U.S.$230 million. On May 26, 2019, an earthquake of 8.0 magnitude struck a remote part of the Amazon in Peru, resulting in collapsed buildings, certain power failures and two reported deaths. This is the strongest earthquake in Peru since an earthquake of similar magnitude struck near Lima in 2007.

On May 26, 2019, an earthquake of 8.0 magnitude struck a remote part of the Amazon in Peru, resulting in collapsed buildings, certain power failures and two reported deaths. This is the strongest earthquake in Peru since an earthquake of similar magnitude struck near Lima in 2007. The May 26, 2019 earthquake led to a U.S.$60.0 million partial payout of 30% of the principal on the IBRD CAR 120 Peru earthquake catastrophe bond on July 15, 2019.

Peru’s population, estimated to be approximately 33.03 million as of December 31, 2021 is multi-racial and multi-cultural, registering a population increase of 2.06 million or 6.65% compared to 2017, the date of the prior census. The population consists of a mix of Mestizo, native, Caucasian, African and Asian descendants. Spanish, Quechua and Aymara are Peru’s official languages. According to INEI, 10.8 million people reside in Lima, 2.1 million people reside in Piura, 2.0 million people reside in La Libertad, 1.5 million people reside in Arequipa, and 1.5 million people reside in Cajamarca, with the least densely populated area of Peru being Madre de Dios and Moquegua, with 0.2 million people each.

According to the 2017 census, 65.2% of the population was 15 to 64 years of age, 50.8% was female and 49.2% male. During 2017, an average of 96.1% of children from six to 11 years of age attended school, while average attendance for children 12 to 16 years of age was 91.3%. The average years of education reached 10 years for the Spanish-speaking population.

As of December 31, 2021, there were 94 licensed universities in Peru, of which 46 are public universities and 48 are private universities. The Universidad Nacional Mayor de San Marcos was founded in 1551 and is the oldest university in South America. As of the date of this report, there are nine licensed public universities in the municipality of Lima.

The World Bank classifies Peru as an upper-middle-income developing country. The following table provides comparative per capita GDP figures and other selected comparative statistics as of the years indicated.

	Bolivia	Ecuador	Peru	Colombia	Brazil	Venezuela	Argentina	Chile	United States
Per capita GDP(1) (in U.S. dollars)	3,414	5,934	6,692	6,131	7,518	16,055	10,729	16,502	69,287
Human Capital Index (HCI) (scale 0-1)(2)	N/A	0.6	0.6	0.6	0.6	N/A	0.6	0.7	0.7
Life expectancy at birth, total (in years)(3)	72	77	77	77	76	72	77	80	77

	Bolivia	Ecuador	Peru	Colombia	Brazil	Venezuela	Argentina	Chile	United States
Infant mortality (per 1,000 live births; Under-five)(4)	25	13	13	13	15	24	9	7	6
Adult illiteracy rate(5)	6%	6%	6%	4%	7%	3%	1%	4%	N.A.
Population below the poverty line(6)	39%	33%	30.1%	42.5%	N.A.	33.1%	42%	10.8%	N.A.

(1)	2021 data.
(2)	2020 data.
(3)	2020 data.
(4)	2020 data.
(5)	Data refers to most recent year between 2017 and 2020, when available. Adults are aged 15 years and older.
(6)	2020 data. Poverty incidence rate, based on the national poverty line (% of population).
Sources:	World Bank, United Nations Development Program, and 2018 Human Development Report.

History, Government and Political Parties

History

Beginning in the ninth millennium B.C., several developed cultures began to settle in Peru, including the Chavín, Sechín, Chimú, Mochica, Paracas, Nazca, Tiahuanaco and Wari. In the 12th century A.D., the Quechua-speaking Inca settled around the Cuzco Valley. By the time the Spanish arrived in 1531, the Inca had created an empire that encompassed areas of modern Peru, Ecuador, Bolivia and Colombia. In 1533, the Spanish captured the Inca capital at Cuzco and by 1542 had consolidated their control over the entire Inca territory. In 1542, the Spanish established the viceroyalty of Lima, which governed vast portions of Spanish territorial possessions in South America.

Peru remained under Spanish rule until 1821, when José de San Martín proclaimed Peru’s independence, although the Spanish were not defeated until 1824. In the first two decades of the post-independence era, political fragmentation and instability plagued Peru, and it was ruled by at least 24 regimes between 1821 and 1845. During this period, Peru’s constitution was rewritten six times. In the 1840s, Peru initiated a period of extraordinary economic growth driven by the exportation of guano, a form of fertilizer obtained from the droppings of birds in the Chincha Islands.

In 1879, Peru allied itself with Bolivia to fight an unsuccessful war against Chile over the disputed nitrate-rich Atacama Desert. This war, known as the War of the Pacific, ended in 1883 with the signing of the Treaty of Ancón, in which Peru ceded to Chile in perpetuity the nitrate-rich province of Tarapacá and relinquished, for a period of 10 years, the provinces of Tacna and Arica. Tensions over these two provinces continued until 1929, when the United States brokered a deal that returned the province of Tacna to Peru but allowed Chile to retain control over the province of Arica.

From 1895 to 1914, Peru experienced political stability and economic growth. In 1914, Colonel Oscar R. Benavides (1914-15, 1933-39) orchestrated a military coup that ended almost two decades of uninterrupted civilian rule. In the early stages of World War I, Peru experienced a recession as the war temporarily isolated Peru from its export markets. When overseas trade resumed, demand for Peru’s export products increased dramatically and Peru suffered through a period of sustained inflation. This inflation had a particularly negative impact on Lima’s working classes and led to a wave of labor strikes in 1918 and 1919.

In 1919, Augusto B. Leguía (1908-12, 1919-30) began an 11-year rule known as the oncenio and created a new, progressive constitution, adopted in 1920, that enhanced the power of the state to carry out a number of popular social and economic reforms. The regime weathered a brief postwar recession and then generated considerable economic growth by opening Peru to foreign loans and investment. Leguía’s popularity waned, however, as a result of a border dispute with Colombia involving territory in the rubber-tapping region between the Río Caquetá and the northern watershed of the Río Napo. Under the U.S.-brokered Salomón-Lozano Treaty of March 1922, the Río Putumayo was established as the boundary between Colombia and Peru.

During the 1930s, a popular movement, with origins in Mexico, known as the Alianza Popular Revolucionaria Americana, or American Popular Revolutionary Alliance, or APRA, spread to Peru under the leadership of Víctor Raúl Haya de la Torre. This continent-wide popular alliance quickly became a prominent center-left political party in Peru and a strong antagonist to Peru’s armed forces. In the presidential election of 1931, Luis Sánchez-Cerro (1931-33) defeated APRA’s Haya de la Torre, who accused Sánchez-Cerro of fraud.

Despite the political turmoil, Peru’s economy was one of the least affected by the Great Depression because of its relatively diversified range of exports, led by cotton, lead and zinc. Unlike many other Latin American countries that adopted import-substitution industrialization measures to counteract the effects of the Great Depression, Peru made relatively few alterations to its long-term model of export-oriented growth.

In 1939, Manuel Prado y Ugarteche (1939-45), a Lima banker from a prominent family and son of a former president, was elected president. He was soon confronted with a border conflict with Ecuador that led to a brief war in 1941. The conflict dated back to the post-independence period. Following independence, Ecuador had been left without access to either the Amazon River or the Río Marañón, the region’s other major waterway, and thus without direct access to the Atlantic Ocean. In an effort to assert its territorial claims in a region near the Río Marañón in the Amazon Basin, Ecuador’s military occupied the town of Zarumilla along its southwestern border with Peru. The Peruvian army responded and defeated the Ecuadorian army. For a discussion of Peru’s relations with Ecuador, see “—Foreign Policy and Membership in International and Regional Organizations––Relations with Ecuador.”

During the 1950s and 1960s, Peru experienced export-led growth and increased national and foreign investment. During this time, many peasants migrated to the coast, the center of Peru’s economic growth. As a result of heavy migration, the population of metropolitan Lima increased from approximately 100,000 in 1940 to over 1.6 million in 1961.

In 1968, Peru returned to military rule when General Juan Velasco Alvarado (1968-1975) overthrew elected President Belaúnde Terry of Acción Popular, or AP. Velasco implemented an extensive program of agrarian reform and nationalized the fishmeal and oil industries, several banks and petroleum and mining companies. General Francisco Morales-Bermúdez Cerruti replaced Velasco in 1975. He presided over the transition to civilian rule and the adoption of a new constitution in 1979.

In 1980, voters reelected Belaúnde in the first popular elections since 1968. Belaúnde attempted to cut government spending and dismantle many of the military government’s populist reforms. Soaring inflation and unemployment, however, made it difficult to curb public spending. At the same time, Belaúnde’s government was destabilized by the rise of subversive movements.

The Sendero Luminoso, or Shining Path, was founded in 1970 as an offshoot of the Peruvian Communist Party. The group espoused a Maoist ideology and initiated terrorist activities in 1980 as a means of overthrowing the Government. The Movimiento Revolucionario Túpac Amaru, or Tupac Amaru, was founded in 1984 as a radical leftist organization that promoted communal ownership of property and advocated an armed struggle against capitalism. These two groups took advantage of mounting social unrest produced by 12 years of military rule and growing class consciousness among indigenous communities to recruit members. They raised funds by establishing a financial alliance with drug traffickers and protecting expanding coca fields. Drawing on these funds, the Shining Path and Tupac Amaru waged a guerrilla war against the Government and engaged in rural terrorism.

Alan García Pérez of the APRA party was elected president in 1985. The first García administration was plagued by terrorist activity from the Shining Path and Tupac Amaru and by allegations of corruption. President García pursued a populist agenda, financed by substantial increases in government spending that led to a record 7,650% inflation rate in 1990. President García attempted to nationalize the banking system and limited Peru’s debt service payments to no more than 10% of total exports. In response, international creditors refused to extend new credit to Peru. During the first García administration, GDP contracted by 20.0% from levels in the early 1980s.

In 1990, voters elected Alberto Fujimori of the Cambio 90 party as president. President Fujimori implemented a comprehensive neo-liberal economic program based on fiscal discipline, a stable monetary policy and aggressive privatization of state-owned industries. These initiatives succeeded in curbing inflation, reducing public external debt and fostering economic growth. For a discussion of Fujimori’s economic policies, see “The Economy—History and Background” below.

President Fujimori also launched a successful campaign against the terrorist activities of the Shining Path and Tupac Amaru. In September 1992, the police captured the Shining Path’s founder, Abimael Guzmán, and its other principal leaders. In 1997, Peruvian armed forces killed several Tupac Amaru leaders, including its principal leader, Néstor Cerpa Cartolini, in a rescue operation to free hostages being held by Tupac Amaru at the Japanese Embassy in Lima.

In 1995, Peru and Ecuador fought a brief war over a disputed area on their shared border. This dispute dated to the Protocolo de Río de Janeiro of 1942, or Rio de Janeiro Protocol, a treaty between Peru and Ecuador signed after the brief war these countries fought in 1941. The dispute was finally settled in 1998. For a description of this dispute and Peru’s relations with Ecuador, see “Foreign Policy and Membership in International and Regional Organizations—Relations with Ecuador” below.

President Fujimori’s harsh governing style created significant congressional opposition. On April 5, 1992, President Fujimori dissolved Congress and, in November 1992, called for the election of a constitutional congress, which adopted a new constitution in 1993. The 1993 Constitution gave the President authority to issue emergency decrees relating to economic and financial matters, if those decrees are in the national interest and do not relate to tax matters. Emergency decrees have the force of law and do not require previous legislative approval, although Congress may subsequently modify or derogate those decrees. Under the 1993 Constitution, Congress may censure or obtain a no-confidence resolution against the President’s Consejo de Ministros, or Council of Ministers, forcing their removal. The 1993 Constitution bars the President from dissolving Congress during the last year of the President’s term in office. In addition, the 1993 Constitution allowed sitting presidents to stand for re-election to two consecutive terms, which was prohibited under the 1979 Constitution. President Fujimori was reelected for a second term in 1995 by a significant percentage of voters.

Following the dissolution of Congress in 1992 and the adoption of the 1993 Constitution, President Fujimori centralized power in the executive branch, thus undermining legal mechanisms of accountability, strengthened the powers of the military and intelligence service thereby compromising the autonomy of the legislative and judicial branches, and curtailed freedom of the press. These measures debilitated Peru’s political system, fostered widespread political corruption and, in the later years of President Fujimori’s administration, undermined the success of his economic program.

Although the 1993 Constitution allowed presidents to serve for only two consecutive terms, in August 1996 Congress passed an interpretative law clarifying that this limit applied only to presidential terms beginning after 1993. In December 1996, the Constitutional Tribunal, with the vote of three members, with four justices abstaining, ruled that the 1996 interpretative law did not apply to President Fujimori. In May 1997, Congress removed the three justices who voted in favor of this ruling on the basis that they had exceeded their authority by attempting to issue a binding opinion with the vote of only a minority of the Constitutional Tribunal’s members. The president of the Constitutional Tribunal later resigned in protest over Congress’ action. On July 28, 2000, Fujimori began a controversial third term as president amid allegations of electoral fraud.

In September 2000, a bribery scandal involving Vladimiro Montesinos, a former army captain and lawyer who became an advisor to Peru’s intelligence agency and a close ally of President Fujimori, prompted charges of political corruption within the Fujimori administration. President Fujimori responded to the increased criticism and mounting protests by calling for new presidential elections to be held in April 2001. He also announced that he would not seek reelection. Weeks later, however, the growing investigation into corruption charges and condemnation of Montesinos and his ties to the President led President Fujimori to resign while on an international presidential trip but the Peruvian Congress refused to accept Fujimori’s resignation. Instead, Congress removed President Fujimori from office, declared the post of Chief of State vacant due to moral incapacity and barred him from holding any Peruvian public office for ten years.

Fearing prosecution and claiming that he could not be tried in Peru because of his Japanese citizenship, President Fujimori refused to return to Peru. Under the 1993 Constitution, the First Vice President was next in line for the presidency, but Peru’s First Vice President had resigned in October 2000 in protest of Montesinos’ influence within the Fujimori administration. The Second Vice President also resigned following President Fujimori’s removal as a result of his connection to Fujimori and pressure by opposition congressmen. Under the 1993 Constitution, executive authority shifted to Valentín Paniagua Corazao, the president of Congress, who became president on November 22, 2000.

Presidential and congressional elections were held on April 8, 2001. In the presidential contest, Alejandro Toledo Manrique of the Perú Posible party obtained 36.5% of the vote, former President Alan García Pérez of the APRA obtained 25.8% of the vote and Lourdes Flores Nano of the Unidad Nacional party, or UN, obtained 24.3% of the vote. In June 2001, Toledo won the presidency in a runoff election against Alan García, receiving 53.1% of the vote to García’s 46.9%.

On August 27, 2001, Congress voted to remove President Fujimori’s presidential immunity. On September 5, 2001, Peru’s Attorney General formally charged Fujimori with the murder of 15 people in 1991 and the forced disappearance and murder of nine students and a professor in 1992. Since 2000, Congress had, on seven separate occasions, approved charges against President Fujimori, including for embezzlement and murder. In July 2003, the Government presented a formal extradition request to the Japanese government for President Fujimori, based on these criminal charges. The Japanese government rejected the request because Peru and Japan do not have an extradition treaty and President Fujimori, the son of Japanese immigrants, was protected from extradition by virtue of his Japanese citizenship. On October 15, 2004, Peru made a second request for extradition based on forgery and embezzlement charges. Japan tabled its consideration of this request. By March 2005, the extradition requests to the Japanese government had stalled.

On November 6, 2005, President Fujimori arrived in Chile, where he was arrested and subjected to an extradition process at the request of the Government. After 34 months in Chile, President Fujimori was extradited to Peru in September 2007 to face criminal charges in seven separate criminal proceedings. In December 2008, he was sentenced to a six-year term in prison for the illegal search and seizure of his former intelligence advisor’s home. In December 2009, the sentence was confirmed by an appellate court. In April 2009, President Fujimori was sentenced to a 25-year term in prison for the massacres at La Cantuta and Barrios Altos, both in 1991, and the abductions of a journalist and businessman. In January 2010, the sentence was affirmed. In July 2009, President Fujimori was sentenced to a term in prison of seven-and- a-half years for embezzlement charges, in connection with a U.S.$15.0 million “severance” payment to then-intelligence chief Vladimiro Montesinos. In September 2009, President Fujimori was sentenced to an additional six-year term in prison for illegal wiretaps and bribing congressmen and journalists.

In June 2001, Alejandro Toledo Manrique was elected president based on a platform that recognized the value of an open economic system and rejected Fujimori’s legacy of political coercion and financial misdealing. Despite the economic achievements between 1990 and 2000, poverty remained a persistent problem in Peru. More than half of the population lived below the poverty line, as defined by the World Bank, adjusted to reflect differences in purchasing power. A significant number of Peruvians continued to live on a monthly income of less than U.S.$30.00.

President Toledo implemented a number of measures designed to stimulate Peru’s economy, including privatization and fiscal austerity programs. President Toledo’s policies spurred sustained economic growth since the fourth quarter of 2001. Despite this economic growth, the Toledo administration saw a drop in approval ratings and faced ongoing social protests and unrest spurred by disappointment that President Toledo’s policies had not immediately led to a significant reduction in the high rates of unemployment, underemployment and poverty, and spurred by political scandals.

Under President Toledo, Peru had one of the best-performing economies in Latin America attributable to the growth in the mining and export sectors; however, major challenges remained as the Government faced strong social pressures to reduce poverty and unemployment levels.

Presidential elections were held on April 9, 2006. In the first round of elections, Ollanta Humala obtained 3.78 million votes (30.6%), Alan García of the APRA party obtained 3.0 million votes (24.3%), Lourdes Flores of the UN coalition obtained 2.9 million votes (23.8%), Martha Chávez of the pro-Fujimori alliance or Alianza Por El Futuro party obtained 912,000 votes (7.4%) and Valentín Paniagua obtained 706,000 votes (5.8%). Keiko

Fujimori, President Fujimori’s daughter, obtained the highest number of votes for congress. Since no single presidential candidate obtained a majority of the votes, a run-off election was held on June 4, 2006 between Ollanta Humala and Alan García, in which García was elected for a five-year term, sixteen years after his first administration (1985-90). On July 28, 2006, Alan García was sworn in as the new president of Peru after winning approximately 53% of the nationwide vote in the run-off election held on June 4, 2006. During García’s administration, Peru’s economy experienced consistent and sustained growth, increased employment levels and reduced poverty levels, principally due to an increase in public and private investments.

On June 5, 2011, Ollanta Humala, the leader of the political party Gana Perú, was elected president for a five-year term after winning a run-off election against Keiko Fujimori. While the election of President Humala initially generated political and economic uncertainty, President Humala took decisive steps to demonstrate continuity with the prior administrations’ economic policies. Shortly after his inauguration, President Humala ratified Julio Velarde as president of the Central Bank of Peru and appointed Luis Miguel Castilla as minister of economy and finance, both of whom served as senior members in the prior administration and were strong proponents of open market policies.

President Humala’s administration continued to implement policies that promote macroeconomic stability, fiscal discipline and domestic and foreign investment. In addition, President Humala’s administration did not make any significant shift in trade policy and did not experience any adverse changes with its major trading partners, relative to the prior administration.

In addition to strong economic growth, President Humala’s administration was focused on promoting a broader agenda of social inclusion by developing social programs that benefit the poorest sectors of the population.

In June 2016, Pedro Pablo Kuczynski won the presidential elections in a second round run-off election, with 50.12% of valid votes cast, defeating Keiko Fujimori of the Fuerza Popular party. On July 28, 2016, President Kuczynski appointed a new cabinet of ministers.

On December 5, 2016, Minister of Defense Mr. Cosme Mariano González Fernández, who was criticized by the Government using his office to favor his personal relationships, was replaced by Mr. Jorge Nieto Montesinos, who previously served as Minister of Culture and his position was assumed by Salvador Alejandro Jorge del Solar Laborthe. On December 18, 2016, the Minister of Education Jaime Saavedra resigned from his position and was replaced by Marilú Doris Martens Cortes.

On May 22, 2017, Martín Alberto Vizcarra Cornejo, the then Minister of Transportation and Communications, resigned from his position as Minister to avoid possible censorship by the Congress of the Republic in connection with his involvement in the Chinchero Airport project. Thereafter, on May 25, 2017, Bruno Giuffra Monteverde was sworn in as Minister of Transportation and Communications, and Pedro Olaechea was sworn in as the Minister of Production. Prior to his current post, Mr. Giuffra served as the Minister of Production.

On June 21, 2017, Peru’s Congress dismissed the then Minister of Economy and Finance, Alfredo Thorne, following a vote of no confidence by the Congress of the Republic. On June 23, Fernando Zavala was sworn in as the new Minister of Economy and Finance while continuing to act as Prime Minister. On July 3, 2017, Peru’s Congress unanimously voted to dismiss Edgar Alarcón as Comptroller General of the Republic. On September 17, 2017, Peru’s Vice President, Mercedes Aráoz, was sworn in as Prime Minister, replacing Fernando Zavala.

On December 21, 2017, a majority of Peru’s Congress (with 78 votes in favor, 19 against and 21 abstentions) rejected then-President Kuczynski’s motion to vacate the office of the President, following public reports linking him to Odebrecht.

On March 21, 2018, President Kuczynski resigned and on March 23, 2018, Peru’s Congress accepted his resignation with 105 votes in favor, 12 against and four abstentions. On the same day Vice President Vizcarra assumed the presidency of Peru.

On April 14, 2019, Carlos Bruce, the Minister of Housing, Construction and Sanitation, and Edmer Trujillo, the Minister of Transportation and Communication, resigned. On April 27, 2019, Miguel Luís Estrada Mendoza and Maria Esperanza Jara Risco were appointed as Minister of Housing, Construction and Sanitation and Minister of Transportation and Communication, respectively.

On April 16, 2019, the Judiciary ordered the preliminary detention of Alan Garcia (former President of the Republic) for a 10-day period, in connection with the Odebrecht investigation. On April 17, 2019, during the course of the preliminary house detention, former President Garcia committed suicide.

On July 15, 2020, Mr. Vicente Antonio Zeballos Salinas ceased to be the president of the Council of Ministers and, in his place, Martín Vizcarra’s Government appointed Pedro Cateriano. Other changes were made in different ministries. On August 3, 2020, Pedro Cateriano visited the Congress to request a vote of confidence, which was denied with 37 votes in favor, 54 votes against and 34 abstentions. Then, President Vizcarra appointed Walter Martos as president of the Council of Ministers who, until that moment, had been serving as Minister of Defense. On August 11, 2020 the Congress of the Republic granted confidence to Walter Martos’ cabinet with 115 votes in favor, 5 against, and 4 abstentions.

After President Vizcarra’s and President Sagasti’s terms, President Castillo appointed Guido Bellido (who is also a congressman of Peru Libre) as his prime minister. The ministers under President Castillo’s leadership faced strong opposition from some political parties. The legislative opposition planned to impeach Chancellor Bejar on his previous comments on the army and terrorist groups, and he was forced to resign on August 6, 2021, followed by Oscar Maurtua. The Minister of Labor, Iber Maravi, and the prime minister, Guido Bellido, were also to be impeached (Maravi based on alleged ties with terrorist group Shining Path and Bellido on comments regarding the nationalization of Camisea, a gas consortium composed of Argentine, Spanish and United States companies). Following this events, President Castillo asked the prime minister for his resignation on October 6, 2021, along with other members of the cabinet. Between October 6, 2021 and December 7, 2022, Peru had as prime ministers Mirtha Vasquez, Anibal Torres and Betssy Chavez, the latter holding office until the failed self-coup of President Castillo.

The new and current composition of ministers is headed by Pedro Angulo Arana, who was appointed on December 10, 2022 by President Boluarte. As of December 14, 2022, the following ministers had been appointed:

•	PEDRO ANGULO ARANA – Prime Minister.

•	JOSÉ ANDRÉS TELLO ALFARO – Ministry of Justice and Human Rights.

•	CÉSAR AUGUSTO CERVANTES CÁRDENAS – Ministry of Interior.

•	ALEX ALONSO CONTRERAS MIRANDA – Ministry of Economy and Finance.

•	LUIS ALBERTO OTAROLA PEÑARANDA – Ministry of Defense.

•	ANA CECILIA GERVASI DÍAZ – Ministry of Foreign Affairs.

•	OSCAR ELECTO VERA GARGUREVICH – Ministry of Energy and Mines.

•	LUIS FERNANDO HELGUERO GONZALEZ – Ministry of Foreign Trade and Tourism.

•	SANDRA BELAUNDE ARNILLAS – Ministry of Production.

•	EDUARDO GARCÍA BIRIMISA – Ministry of Labor and Promotion of Employment.

•	NELLY PAREDES DEL CASTILLO – Ministry of Agrarian Development and Irrigation

•	ROSA BERTHA GUTIÉRREZ PALOMINO – Ministry of Health.

•	CARMEN PATRICIA CORREA ARANGOITIA – Ministry of Education.

•	PAOLA PIERINA LAZARTE CASTILLO – Ministry of Transport and Communications.

•	HANIA PÉREZ DE CUÉLLAR LUBIENSKA – Ministry of Housing, Construction and Sanitation.

•	GRECIA ELENA ROJAS ORTIZ – Ministry of Women and Vulnerable Populations.

•	ALBINA RUIZ RÍOS – Ministry of Environment.

•	JAIR PEREZ BRAÑEZ – Ministry of Culture.

•	JULIO JAVIER DEMARTINI MONTES – Ministry of Development and Social Inclusion.

Government

Regional Governments. Peru is a representative democracy that is geographically and administratively divided into 25 regional governments. Prior to January 1, 2003, Peru was divided into 24 Temporary Regional Administration Councils, or “regional councils.” The regional councils were divided into 193 provinces and the constitutional province of Callao, Peru’s principal port, adjacent to Lima, and 1,828 districts. Each regional council was governed by an administrative official appointed by the President and formed part of the Government. Provinces and districts have their own civil governments, which are independent of the national Government.

As of January 1, 2003, Peru’s regional councils were replaced by 25 new regional governments, each governed by elected officials and independent of the national government. Elections were last held in November 2006 for the presidents, vice presidents and members of local councils for each of the regional governments. The elected officials serve five-year terms. The APRA won three of the 25 regional presidencies and Unión Por el Perú, or UPP, won one. The 21 other regional presidencies were won by independents and smaller parties.

On November 8, 2002, Congress passed a law establishing the framework under which the regional governments operate. The law grants to the regional governments the authority to borrow money and issue debt domestically or internationally, so long as, in the latter case, the debt is guaranteed by the national government. In addition, the law grants to the regional governments the power to propose the creation or elimination of regional taxes. Under the 1993 Constitution, only Congress and the Executive Branch, pursuant to legislative authority delegated by Congress, may create, amend or eliminate taxes.

On January 1, 2003, Congress granted to the national government the exclusive power to determine, conduct and manage national and regional policies in accordance with national and regional needs. Since 2003, the national budget has been distributed among the national government, the regional governments and the municipal governments in accordance with the new governmental structure. A portion of the national budgets that are earmarked for the regional governments are funded from privatization proceeds.

National Government. The 1993 Constitution provides for a presidential system of government in which national powers are divided among independent executive, legislative and judicial branches.

Executive power is exercised by the President, who appoints ministers, enacts the laws passed by the legislative branch and is the commander-in-chief of the armed forces. The President may enter into treaties without prior congressional approval, except for treaties relating to human rights, Peru’s sovereignty, national defense, financial obligations to be assumed by the Government, and treaties that create, modify, or repeal taxes or overrule existing laws. The President is directly elected for a single five-year term. The 1993 Constitution abrogated the ban on presidential reelection and provided that a President may be reelected only for one consecutive term. The 1993 Constitution was amended in November 2000, reinstating the ban on consecutive presidential terms. Former presidents may seek the presidency again after a presidential term has elapsed.

The 1993 Constitution provides for two electoral rounds. If the first round does not yield a majority of all votes cast for any one presidential candidate, a majority in the first round being 50% plus one of the total votes cast, a second round is held between the two candidates with the highest vote total in the first round. The 1993 Constitution introduced the positions of First and Second Vice President. These officials are popularly elected but have no constitutional functions unless the President is unable to discharge his or her duties. If the President is unable to discharge his or her duties, the First Vice President assumes the presidency. The Second Vice President assumes the presidency if the First Vice President is unable to discharge his duties.

After the President, executive authority is vested in the Council of Ministers, which is headed by the President of the Council of Ministers, who is appointed by the President. The Council of Ministers oversees and coordinates the activities of Peru’s various ministries and approves all legislative proposals sent by the President to Congress. However, the Council of Ministers may not approve laws without the President’s approval. Each member of the Council of Ministers may approve ministerial resolutions without the President’s consent, but these are regulations that do not have the force of laws approved by Congress and are superseded by laws proposed by the Council of Ministers and approved by the President.

The legislative branch consists of a unicameral congress composed of 130 members who are elected for a five-year term. There are 26 electoral districts and the number of members elected by each district is proportional to the district’s population. Lima, the most populous district, elects 36 members. The most recent congressional elections for the period 2021-2026 were held in April 11, 2021.

In addition to passing laws, Congress is empowered to approve the Government’s budget and to approve treaties. Congress may delegate to the executive branch, for defined periods of time, legislative authority over specific matters.

The highest courts in Peru are the 18-member Supreme Court of Justice and the seven-member Constitutional Tribunal. The Peruvian judicial system is also composed of:

•

justices of the peace, who preside over district court proceedings related to alimony, landlord-tenant, personal debt and real and personal property disputes and who function as arbiters but cannot issue legally-binding decisions;

•

courts of first instance, which include civil, criminal and special-chamber courts having jurisdiction over all cases not under the express jurisdiction of other courts, and a series of specialized courts dealing with matters such as drug-related cases, and which were established to reduce the backlog of cases pending final action in the other courts of first instance;

•

military courts, which adjudicate charges of criminal conduct brought against members of the armed forces and the police while discharging their duties and charges of national treason and terrorism brought against civilians; and

•	superior courts, which review judgments rendered by all lower courts, except military courts.

All judges in the Peruvian judicial system, with the exception of justices of the peace, who are elected by popular vote, and members of the Constitutional Tribunal, who are elected by Congress, are appointed and may be removed only by the Consejo Nacional de la Magistratura, or National Judiciary Council. This independent body is composed of seven members who are elected for five-year terms by several national entities, through secret votes, as follows:

•	one member is elected by the Supreme Court of Justice;

•	one member is elected by the Junta de Fiscales Supremos, or Board of Supreme Prosecutors;

•	one member is elected by the members of the bar associations;

•	one member is elected by the presidents of the national universities;

•	one member is elected by the presidents of the private universities; and

•	two members are elected by Peru’s other collegiate associations of professionals.

In addition, the National Judiciary Council may elect two additional members. The National Judiciary Council reviews and ratifies all judges every seven years, including the members of the Supreme Court of Justice and justices of the peace.

Following Congress’ unanimous approval of the dismissal of all members of the National Judiciary Council (following the public leak of certain phone calls by several officials from the National Judiciary Council overseeing corruption cases), on July 23, 2018, the Government announced a state of emergency with respect to the National Judiciary Council in order to restructure the council. The state of emergency was declared for a nine-month period, during which time the most senior ranking individual will be in charge of responsibilities of such council.

The Supreme Court of Justice has ultimate jurisdiction over all matters adjudicated by the superior courts and over all military court rulings in which the death penalty is imposed. Its members must be at least 45 years of age and must retire by age 70. The National Judiciary Council may refuse to ratify or may remove a member of the Supreme Court of Justice only because of physical or mental incapacity, or for engaging in conduct incompatible with his or her duties.

The Constitutional Tribunal is the final arbiter of the Constitution. Its members are appointed by Congress for five-year terms, are not subject to reelection and cannot be removed before their term expires, unless Congress determines that a magistrate has:

•	become physically incapacitated or morally unfit to serve;

•	engaged in conduct incompatible with his or her duties; or

•	been convicted of a crime.

On October 9, 2018, President Vizcarra submitted for public comment four proposals for constitutional reforms pursuant to a referendum. As part of such process, on December 9, 2018, the referendum was carried out and the public were asked the following questions:

•	whether they approved the constitutional reform with respect to the National Judiciary council;

•	whether they approved the constitutional reform with respect to financing of political organizations;

•	whether they approved the constitutional reform with respect to a prohibition on the immediate re-election of members of Congress; and

•	whether they approved the constitutional reform with respect to the establishment of a bicameral system in the Congress.

On December 12, 2018, President Vizcarra announced the results of the referendum. The first three questions received support of more than a majority of those who responded (78.49%, 78.14% and 77.77%, respectively), whereas the last one did not (79.73% disapproval).

On February 18, 2019, President Vizcarra approved Law N° 30916 (Organic Law of the National Judiciary Council), restructuring the National Judiciary Council.

The National Judiciary Council will now be composed of seven members chosen in a competitive process based on merit for five-year terms, without reelection. Members of the National Judiciary Counsel, must, among other things, be a lawyer, be older than 45 and have at least 25 years of experience. The National Judiciary Council will have authority to appoint, ratify, and perform evaluations of judges and prosecutors.

Political Parties

With the exception of the APRA, AP and PPC, Peru’s political parties do not have deep historical roots and often change, merge or dissolve. In the last presidential elections in 2016, ten organizations participated, of which seven were political parties and three were electoral alliances. As of the 2016 election, the principal political parties and alliances in Peru are:

Acción Popular (Popular Action). The AP party supports a moderate reform program that emphasizes modernization and development through an activist public sector. Fernando Belaúnde, who served as President from 1963 to 1968 and from 1980 to 1985, founded the AP in 1956. The AP’s membership included Valentín Paniagua, who became President during the transition government that followed Fujimori’s removal in 2000. In the 2006 elections AP run as part of the now dissolved Frente de Centro political alliance. It is a centrist party and it is based in the populist action ideology. Among the current political parties, this party has held the presidency most frequently. AP participated in the presidential elections held in April 2016, but did not advance to the second round.

Fuerza Popular (Popular Strength) (formerly Alianza Fuerza 2011 (Alliance Strength 2011)). This alliance was formed in 2010 by the Partido Nueva Mayoría (New Majority Party) and Partido Renovación Nacional (National Renovation Party) principally to participate in the presidential elections held in 2011. This party is headed by Keiko Fujimori who was the presidential candidate, with Rafael Rey y Jaime Yoshiyama as vice presidential candidates. Fuerza Popular obtained the second highest number of votes cast in the most recent presidential elections. In July 2012, the party changed its name from “Alianza Fuerza 2011” to “Fuerza Popular.” In April 2016, Fujimori again stood as candidate for the Presidency of the Republic in general elections, advancing to the second round, losing with 49.88% of valid votes in a technical tie with Pedro Pablo Kuczynski of the Peruanos por el Kambio party.

Alianza Gana Perú (Peru Succeeds Alliance). Founded at the end of 2010 by Ollanta Humala in preparation for the presidential elections held in 2011, conformed mainly by the Partido Nacionalista Peruano (Peruvian Nationalist Party), this alliance consists of various left-leaning parties such as the Partido Comunista del Perú (Communist Party of Peru), the Partido Socialista (Socialist Party), el Partido Socialista Revolucionario (Socialist Revolutionary Party), the Movimiento Político Voz Socialista (Socialist Voice Political Movement), and a significant constituency of the Movimiento Político Lima para Todos (Political Movement Lima for All). Alianza Gana Perú won the presidential elections, in a second round run-off, with 51.45% of valid votes cast. Alianza Gana Perú did not take part in the Presidential elections in April 2016.

APRA (Alianza Popular Revolucionaria Americana—Partido Aprista Peruano or American Popular Revolutionary Alliance—Peruvian Aprista Party). Initially left wing in its outlook, the APRA became a conservative force during the 1950s and is now a center-left party. President García, a member of the APRA, first became president in 1985. In the 2001 presidential election, García obtained significant support, forcing a runoff election in which Alejandro Toledo prevailed. On June 4, 2006, García won a run-off vote.

Partido Popular Cristiano (Christian People’s Party). The party was founded at the end of 1966 by a dissenting group of members of the Partido Democracia Cristiana (Christian Democratic Party). It is a right wing party and it is based in the Christian social doctrine.

In April 2016, APRA and Partido Popular Cristiano participated in alliance as a single party for Presidential elections but failed to advance to the second round.

Perú Posible (Possible Peru). The party was founded in 1999 replacing the formerly known Partido País Posible (Possible Country Party) that was founded by Peru’s former president, Alejandro Toledo, in 1994. The party seeks to promote economic growth through a liberal economic program designed to foster domestic and foreign investment and fiscal and macroeconomic stability, while investing in social programs designed to alleviate poverty and create employment. In April 2016, Perú Posible participated in Presidential elections, but did not achieve requisite participation thresholds for electoral participation, so the party must re-register to participate in the next elections.

Alianza por el Gran Cambio (Alliance for Major Change). It is a political alliance formed in December 2010 by the Partido Popular Cristiano (Christian Popular Party), the Partido Humanista Peruano (Peruvian Humanist Party), the Partido Restauración Nacional (National Restoration Party) and the Partido Alianza por el Progreso (Alliance for Progress Party).

Alianza para el Progreso (Alliance for Progress) presented Cesar Acuña as their Presidential candidate. However in a decision issued on March 9, 2016, the national elections commission barred him from participating in the general election for violating the political parties’ law.

Peruanos Por el Kambio (Peruvians for Change). This party is a political successor to Alianza por el Gran Cambio (Alliance for Major Change) which was founded in October 2014 by its current leader, economist Pedro Pablo Kuczynski who was nominated as its presidential candidate for the presidential elections held in 2016. In June 2016, Pedro Pablo Kuczynski won the presidential elections in a second round run-off election, with 50.12% of valid votes cast, defeating Keiko Fujimori of the Fuerza Popular party.

Solidaridad Nacional (National Solidarity). Founded and headed by the former mayor of Lima, Luis Castañeda Lossio in 1998, this party is a center-right party that espouses principles of liberalism and social-Christian agenda. This party was recognized as a formal party on May 4, 2006 by the National Elections Forum. Solidaridad Nacional did not participate in the presidential elections in April 2016.

Frente Amplio (Broad Front). Founded in 2005, Frente Amplio was a coalition of parties, political organizations, social movements and activist citizens in Peru whose main objective was to consolidate the various progressive parties and coordinate progressive policies. Initially known as the National Coordinator of Progressive Parties, in 2006 it assumed the name Frente Amplio and in the elections held in April 2016, nominated party leader Verónica Mendoza for president, but did not advance to the second round.

Perú Libre (Free Peru). Founded in 2013, Perú Libre is a leftist party whose objective is to seek social justice, with the well-being of man as the ultimate goal, making the Peruvian society equitable, inclusive and that every Peruvian gets the same access to opportunities that were denied them since long time ago. The party leader is Vladimir Cerron, a medical doctor specializing in neuroscience.

At the beginning of President Kuczynski’s term in 2016, Fuerza Popular held 55% of the seats in Peru’s Congress, compared to the 15% then held by Frente Amplio, and 13% then held by Peruanos por el Kambio.

In mid-2017, congressional representation changed significantly following the resignation of several congressmen from certain political groups.

Congressional elections to complete the 2016-2021 parliamentary period were held on January 26, 2020. On April 2021, new congressional elections took place for the period 2021-2026.

As of November 2022, the composition of Peru’s Congress is as follows:

	Congressional Seats	%
Acción Popular	14	11
Avanza País – Partido de Integración Social	9	7
Alianza para el Progreso	10	8
Juntos por el Perú	5	4
Podemos Peru	6	5
Perú Libre	15	12
Somos Perú – Partido Morado	6	4

Fuerza Popular	24	18
Renovación Popular	9	7
Perú Bicentenario	5	4
Bloque Magisterial de Concertación Nacional	10	8
Perú Democrático	5	5
Integridad y Desarrollo	6	5
Independents	12	4

Total	130	100

Source: Congress of Peru

Foreign Policy and Membership in International and Regional Organizations

Peru has not been involved in any significant international conflicts since the end of its border dispute with Ecuador in 1998. A brief diplomatic dispute erupted in 2001 between Peru and Venezuela in connection with the capture of the former advisor to Peru’s intelligence agency, Vladimiro Montesinos, in Venezuela. Peru alleged that Venezuela had temporarily hidden and protected Montesinos after formal charges had been brought against him in Peru, a claim that Venezuela denied. Venezuela temporarily severed relations with Peru between June 28 and July 28, 2001, but relations between the two countries were normalized.

In July 2003, Peru presented a formal extradition request to the Japanese government for President Fujimori based on criminal charges. The request was rejected by the Japanese government due to President Fujimori’s Japanese citizenship. On October 15, 2004, Peru made a second request for extradition based on forgery and embezzlement charges, but the extradition process stalled. Peru’s commercial and other ties with Japan were not adversely affected by the dispute. On November 6, 2005, police in Chile arrested former President Fujimori after he began a surprise visit to Chile. Peruvian authorities presented numerous formal requests for former President Fujimori’s extradition. On September 21, 2007, Fujimori’s extradition was granted by the Chilean Supreme Court and he was extradited to Peru that same day.

Despite Peru’s and Chile’s dispute concerning the maritime boundary allegedly delineated in the 19th century War of the Pacific, the two countries enjoy good relations. On November 4, 2004, the foreign ministers of Peru and Chile signed a joint statement expressing an intent to forge closer ties and further develop bilateral relations and in August 2006 an economic cooperation agreement was signed among both countries. However, the enactment of a declaration of maritime borders by Peru’s Congress on November 15, 2005 created a dispute between Peru and Chile over the maritime delimitation of their border. In order to settle the maritime delimitation dispute through established international legal channels, on January 16, 2008, Peru filed proceedings against Chile before the International Court of Justice, or ICJ. These proceedings have not damaged relations between Peru and Chile and economic relations between the two countries have been stable.

On January 27, 2014, the ICJ issued a final resolution regarding this case and relations between the two countries have continued on good terms. The ICJ granted Peru a maritime area of 50,000 km2 which is now part of the Peruvian maritime zone.

Peru maintains diplomatic relations with 120 countries and is a member of 38 regional and international organizations and forums, including:

•	the United Nations;

•	the Organization of American States;

•	the Community of Andean Nations, formerly known as the Andean Pact;

•	the World Trade Organization, or WTO;

•	the Latin American Integration Association, or ALADI;

•	the IADB;

•	the IMF;

•	the World Bank;

•	International Finance Corporation;

•	the CAF;

•	the Asia-Pacific Economic Cooperation;

•	the Trans-Pacific Partnership, or TPP; and

•	Mercosur (as an associate member).

Peru joined the General Agreement on Tariffs and Trade in 1951 and is a founding member of the WTO, which was established in January 1995. In addition, Peru participates in several regional initiatives designed to promote trade and foreign investment. The most significant of these initiatives are the following:

•

Since 1980, Peru has been a member of the Latin America Integration Association, which promotes and coordinates bilateral trade agreements between its member countries. Under the auspices of this association, Peru has signed preferential tariff agreements with Argentina, Brazil, Cuba, Mexico, Paraguay and Uruguay.

•

Since 1990, Peru has been a member of the Community of Andean Nations, which also includes Bolivia, Colombia and Ecuador. This organization seeks to promote economic integration and cooperation. As of December 31, 2005, a free trade zone between the members of the Community of Andean Nations was effectively created. The common market provides for the free trade of goods, services, capital and people between its member countries. In April 1998, the Community of Andean Nations signed a framework agreement with the Common Market of the South, or Mercosur, whose members are Argentina, Brazil, Paraguay and Uruguay, to create a free trade zone between the two economic blocs. The Community of Andean Nations has also reached bilateral agreements with Brazil and Argentina as a first step towards the creation of free trade arrangements with these countries. On December 16, 2003, the Community of Andean Nations reached a trade pact with Mercosur.

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Since 1990, Peru has been a beneficiary of the General System of Preferences for the Andean Countries, a program of unilateral trade preferences granted by the European Union that is intended to promote economic development in the Andean region. Under the program, the European Union sets zero tariffs for fishing, agriculture and textile products from Peru. This program was scheduled to expire on December 31, 2001, but was automatically extended for three years on December 10, 2001. In June 2005, a new General System of Preferences was adopted in accordance with the new rules set forth by the WTO, and the program was extended until December 2008. On October 31, 2012 a new General Regulation of tariff preferences (978/2012) was approved, which replaced Regulation 732/2008. The provisions of the new regulation were implemented on January 1, 2014. Currently, these provisions are a part of the commercial agreement between Peru and the European Union executed on June 26, 2012, in Brussels, Belgium.

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Since 1991, Peru has been, together with Bolivia, Ecuador and Colombia, a beneficiary of the U.S. ATPDEA, a program of unilateral trade preferences granted by the United States to promote export diversification and broad-based economic development as an alternative to drug-crop production in the Andean region. The United States has repeatedly renewed ATPDEA with the last renewal expiring on

December 31, 2009. The ATPDEA was extended on December 31, 2010 for a period of six weeks that expired on February 12, 2011. Although a majority of Peruvian exporters no longer required the benefits of the ATPDEA given the approval of free trade agreement with the United States, or US FTA, which became effective in February 2009, an important group of textile manufacturers and assembly plants benefited from the ATPDEA’s preferential tariff provisions that required lower composition of imported content in exported products. However, the US FTA will allow imports of assembled products and textiles into the North American market, as provided in the agreement.

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Since November 1998, Peru has been a member of the Asia-Pacific Economic Cooperation, which seeks to achieve free trade in the Asia-Pacific region through a progressive reduction in the tariffs of its member countries.

•	In August 2003, Peru signed an agreement with Brazil to become an associate member of Mercosur. On December 16, 2003, Peru was accepted as an associate member of Mercosur.

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On December 8, 2004, Peru, together with Argentina, Bolivia, Brazil, Chile, Colombia, Ecuador, Guyana, Paraguay, Suriname, Uruguay and Venezuela, signed an agreement to create the South American Community of Nations, envisioned as an economic and political block similar to the European Union that ultimately will have a single currency.

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On December 9, 2004, Peru and Brazil signed an agreement to build a 1,200 km transoceanic roadway from the Brazilian city of Assis, in the state of Acre, to three Peruvian ports, Matarani, Ilo, and Marcona, on Peru’s Pacific coast. Peru has granted a concession to private interests to build the portion of this road that is in its territory.

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On November 19, 2005, Peru and Thailand signed a Protocol to Accelerate the Liberalization of Trade in Goods and Trade Facilitation in order to strengthen and enhance economic partnership between the two countries.

•	On November 30, 2005, Peru signed an Economic Complementation Agreement with members of Mercosur.

•	In April 2006, Peru signed the TPA with the United States, which became effective in February 2009.

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In August 2006, Peru signed a free trade agreement with Chile to expand the Economic Complementation Agreement of June 1998. This new free trade agreement gradually eliminates all customs duties between the two countries, provides for a substantial reduction in tariffs over a ten-year period and establishes a framework for cooperation in foreign investment, customs procedures, tourism, services trade, dispute resolution and sanitary requirements. This agreement entered into force in March 2009.

•	In May 2008, Peru signed a free trade agreement with Canada. This agreement entered into force in August 2009.

•	In May 2008, Peru signed a free trade agreement with Singapore. This agreement entered into force in August 2009.

•	In April 2009, Peru signed a free trade agreement with the Republic of China. This agreement entered into force in March 2010.

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In July 2010, Peru and the European Free Trade Association, or EFTA, entered into a free trade agreement. During 2011, this agreement entered into force with Switzerland, Liechtenstein and Iceland. The agreement with Norway became effective in 2012.

•	In March 2011, Peru signed a free trade agreement with South Korea. This agreement entered into force in August 2011.

•	In April 2011, Peru signed a free trade agreement with Mexico. This agreement entered into force in February 2012.

•	In May 2011, Peru signed a free trade agreement with Panama. This agreement entered into force in May 2012.

•	In May 2011, Peru signed a free trade agreement with Costa Rica. This agreement entered into force during the second quarter of 2012.

•	In May 2011, Peru signed a free trade agreement with Japan. This agreement entered into force during March 2012.

•	In December 2011, Peru signed a free trade agreement with Guatemala.

•	On January 7, 2012, Peru and Venezuela entered into a Partial Scope Trade Agreement, however this agreement has not yet entered into force.

•	In March 2012, Peru and Thailand completed the eighth rounds of negotiations for the Peru-Thailand partnership.

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On June 6, 2012, Chile, Colombia, Mexico, and Peru signed a master agreement confirming their intention to establish the Pacific Alliance, which aims to create a legal framework providing for economic, political and commercial integration of the countries in order to foster trade in goods and services amongst member states, as well as with other regions, particularly the Asia-Pacific region.

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On June 27, 2012, Peru signed a Trade Agreement with the European Union, represented by the European Commission. The agreement entered into effect on March 1, 2013. Once fully implemented, the Trade Agreement will eliminate tariffs in all industrial and fisheries products, increase market access for agricultural products, improve access to public procurement, services and investment markets, further reduce technical barriers to trade, and establish common disciplines including on intellectual property rights, transparency and competition.

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In March 2013, Russia and Peru established communication towards the negotiation of a free trade agreement. In April 2014, Russian and Peruvian officials renewed their commitment to the development of this agreement.

•	In March 2013, Peru reestablished negotiations with El Salvador regarding the establishment of a free trade agreement.

•	In March 2013, a delegation of Peruvian officials were invited to India in order to establish negotiations for a free trade agreement.

•	In October 2013, Peru and Turkey announced their intention to establish a free trade agreement.

•	On November 28, 2014, Peru and Turkey completed the second round of negotiations for the Peru-Turkey free trade agreement.

•	On May 29, 2015, the Peru-Honduras free trade agreement was signed.

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On February 4, 2016, the signing ceremony for the Trans Pacific Partnership was held in the City of Auckland, New Zealand, with the participation of 12 Ministers of signatory countries. On January 23, 2017, the U.S. announced its permanent withdrawal from the treaty, which makes impossible its entry into force.

•	On April 29, 2016, the Deepening Economic Trade Agreement was signed between Peru and the Federative Republic of Brazil.

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On February 22, 2017, the Trade Facilitation Agreement (TFA) of the WTO, of which Peru is a member, became effective. The TFA establishes measures to, among other things, increase transparency in respect of the rules related to foreign trade, and streamline and simplify the procedures related to the clearance of goods.

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On January 18, 2017, the Ministerial Cabinet of India approved starting trade agreement negotiations with Peru. In March 2017, a meeting was held in New Delhi to discuss the terms of a potential trade agreement between Peru and India.

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On February 12, 2018, the Minister of Foreign Commerce and Tourism, Eduardo Ferreyros and the Minister of Commerce, Investment and Tourism of Australia, Steven Ciobo, executed a free-trade agreement between Peru and Australia.

•	On March 8, 2018, the Comprehensive and Progressive Agreement for Trans-Pacific Partnership was executed in Santiago, Chile.

•	On May 15, 2019, Peru, Colombia and Ecuador executed the Trade Agreement with the United Kingdom and Northern Ireland.

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On July 14, 2021, the Comprehensive and Progressive Agreement for Trans-Pacific Partnership was ratified by the Congress of Peru. This agreement came into full force on September 19, 2021. Due to the TPP, Peruvian products gained entry free of tariffs to four additional countries without previous bilateral trade agreements: New Zealand and Vietnam (Peruvian exports may enter immediately) and Brunei and Malaysia (products may enter once they ratify the TPP). In addition, the TPP expanded the type and quantity of products that can enter free of tariffs to some countries with whom Peru already had bilateral free trade agreements (e.g., Japan: 88.0% of products before the TPP to 98.0% after the TPP). TPP members are located in three continents and together account for 13% of the world’s GDP and 15% of global trade.

Relations with Ecuador

Peru has had several territorial disputes with Ecuador dating back to colonial times. A significant military clash occurred in 1941, which came to an end in 1942 with the signing of the Rio de Janeiro Protocol. This settlement, sponsored by Argentina, Brazil, Chile and the United States, established territorial limits between Peru and Ecuador but failed to delineate clearly their border in a 78-kilometer section of the Andean foothills. Further disputes over the border in this region led to additional clashes in 1981 and 1995. In the latest clash, thousands of soldiers from each country fought an intense but localized war in the disputed territory of the upper Cenepa valley.

A peace agreement brokered in February 1995 by the four sponsors of the Rio de Janeiro Protocol led to the cessation of hostilities and established the Military Observers Mission to Ecuador-Peru to monitor activities in the disputed area. In 1996, Peru and Ecuador began a series of meetings that led to the 1998 Brasilia Agreement, which defined the border in the disputed area. The border agreed upon tracks the peaks of the Cordillera del Cóndor mountain range. The 1998 Brasilia Agreement granted Ecuador private ownership of a hill known as Tiwinza, but it was agreed that the hill would remain under Peruvian sovereignty. In May 1999, a complete demarcation of the border was completed. The 1998 Brasilia Agreement also established terms of bilateral trade and navigational understandings between the two nations and created the Bi-National Commission for Border Integration. This commission led to the launch of a U.S.$3.0 billion regional development program to improve social and economic conditions along the border.

On May 2, 2011, Peru and the Republic of Ecuador exchanged communiqués with identical content regarding the maritime boundaries that will exist between the two countries. These communiqués establish a geographic parallel as the maritime boundary that will apply between Peru and the Republic of Ecuador to address the existence of islands in the adjacent land frontier, which constitutes a special circumstance under applicable international law. At the same time, the communiqués establish the bases for the development of a joint action plan in advance of a recognition between the parties of the Gulf of Guayaquil as a historic bay and will segregate interior waters in both jurisdictions as sovereign waters of both states. The foregoing agreements are all set forth in a series of annexes that are attached to the communiqués. As a result, by virtue of the exchange of communiqués, Peru presented a communiqué addressed to the Secretary General of the United Nations expressing its agreement that, given the existence of the islands, the parallel at Boca de Capones that is set forth in the Nautical Map of Ecuador IOA 42, will be the maritime boundary between Peru and the Republic of Ecuador. On June 6, 2011, Peru and the Republic of Ecuador registered with the United Nations the agreement that established their maritime boundaries.

Peru currently maintains strong political and economic relations with Ecuador. The two governments have signed further agreements on border development, navigation, security and trade. In November 2012, the two governments signed agreements for bilateral development, including a commitment to cooperate in the extraction of natural resources, foster mutual trade and facilitate sea transport in surrounding maritime territories in the Gulf of Guayaquil. In July 2013, the two governments renewed their commitment to increase electrical interconnectivity, agreeing to develop a 500 kV line as part of the International Electrical Interconnection Peru-Ecuador project.

Peru delivered nearly 1,000 tons of humanitarian aid to Ecuador to assist victims of the April 2016 earthquake that affected parts of Ecuador, including 42 rescue workers and 55 support personnel, including pilots, crew, engineering equipment operators and assistants.

On October 20, 2017, the XI BiLateral Peru-Ecuador Summit meeting resulted in the Trujillo Presidential Declaration issued by Presidents Kuczynski and Lenín Moreno committing the two sovereigns for further integration and the development of the two counties and the border region in particular. In addition, the Declaration committed resources to establishing a working group to assess labor and migration policies. Furthermore, the working group developed an agenda to discuss integrated management of water resources and to further joint development of the Binacional Puyango Tumbes Project. The parties also agreed to deepen cooperation to combat organized transactional criminal activity.

On October 27, 2018, the Presidents of Peru and Ecuador agreed to work on a bilateral agenda with respect to strategic areas such as mining, energy and security.

On April 29, 2022, the President of Peru and Ecuador met in the city of Loja, Ecuador, during the Presidential Meeting and XIV National Cabinet, where they discussed issues of relevance for the development of both countries.

Narco-terrorism and Delinquency

In the 1980s and early 1990s, the Shining Path and Tupac Amaru conducted indiscriminate bombings and selective assassinations throughout Peru. The Government estimates that from 1980 to 1995, the Shining Path’s terrorist activities led to the deaths of approximately 31,300 people. The capture in 1992 of the Shining Path’s founder, Abimael Guzmán, his subsequent life sentence and the jailing of most of the Shining Path’s central committee, considerably weakened the Shining Path. Although the Shining Path is no longer as powerful as it was during the 1980s and early 1990s, members still operate in remote regions in central and southern Peru, where military patrols have decreased due to cuts in military spending. During the last several years there have been sporadic subversive actions in rural areas, especially in the jungle, which have been attributed to the Shining Path. For example, in October 2012, the Shining Path attacked Kiteni, which is the site of transport for employees of the Consorcio Camisea companies. Three helicopters were destroyed in the attack.

Shining Path members have formed alliances with coca farmers and drug traffickers in drug-growing areas of the Upper Huallaga and Apurimac valleys to provide armed protection against the Government’s interdiction efforts. In response to this activity, security forces in Peru continue to monitor subversive activities and have maintained their efforts to prevent the resurgence of a significant terrorist threat, including by reactivating anti-terrorist bases in the valleys, training farmers in areas where the Shining Path operates to assist the military and heightening security in Lima.

The limited state presence in large portions of the countryside challenges the Government’s ability to ensure broad-based development for all Peruvians. Peru’s tropical forests are increasingly threatened by shifting migration patterns, unsustainable exploitation of the forest, and the destructive impact of illicit coca production and processing. The lack of government presence in these areas allows drug trafficking, illegal logging, terrorism and other criminal practices to flourish, creating a corrupt, violent and conflictive environment that limits economic opportunities and prevents sustainable economic growth and development.

During the past decade, government initiatives have resulted in a decrease in coca production with 31,206 hectares in destroyed 2014, 35,868 hectares in 2015, 30,151 hectares in 2016, 22,910 hectares in 2017 and 25,111 hectares in 2018. In addition, during 2018, the Government destroyed, 25.9 tons of coca and shut down 315 clandestine laboratories and destroyed 1,776,751 cannabis plants and shut down 65 clandestine airstrips.

As of 2020, there was a total of 9,989 hectares of area with non-illegal coca plantations in production (the “Cultivated Area”), of which 6,475 hectares are owned by native communities and 3,514 hectares are owned by other communities. Although in 2020, the Cultivated Area in these territories represents 16% of the total production, the results indicate an increasing trend in recent years: an increase of 22% compared to 2019 and 25% compared to 2018.

The Government also implemented measures to prevent money laundering of funds from drug trafficking and other illegal activities. Peru requires financial institutions to conduct employee training in preventive methods, obtain basic knowledge about their clients and adhere to a code of conduct. Moreover financial institutions are required to report to the Unidad de Inteligencia Financiera (Financial Intelligence Bureau) any suspicious activity which may be related to money laundering or financing of terrorism. On August 25, 2015, Law N° 30,339 was enacted. This law empowers the Government to intercept aircrafts suspected of being used in illicit drug trafficking.

On July 28, 2016, President Kuczynski announced that his government would combat organized crime to prevent extortion, drug trafficking, terrorism, illegal logging and illegal mining. In particular, President Kuczynski announced that his administration will be focused on implementing measures to combat drug trafficking in rural areas, with the support of the police, the Peruvian armed forces, intelligence services and the judiciary.

On February 19, 2019, the first phase of “The Comprehensive Plan against Illegal Mining” started in Madre de Dios and on March 5, 2019, the second phase of the plan started, in order to maintain security in the territory and to carry out reforestation to recover the areas which have not yet lost forest cover but that are at risk to be lost.

On October 16, 2019, the Executive Branch implemented Decree N° 23-2019, setting forth the 2019-2023 Multisectoral National Police Front to Combat Terrorism (Política Nacional Multisectorial de Lucha contra el Terrorismo 2019-2023), designed to neutralize the threat of any terrorist acts throughout the national territory. The specialized police force has three principal priorities: support a culture of peace, reestablish the rights of citizens affected by terrorism and neutralize the effect of the terrorist actions throughout the country.

Legal Proceedings

On July 22, 2011, DP World Callao, Concessionary of Southern Pier port in Callao, filed a request for arbitration before the ICSID against Peru. The claims arise out of alleged Government discriminatory treatment by not allowing the claimants to participate in the bid for the North Pier at Callao’s port, as well as the alleged lack of compensation to the investor for granting better conditions to the current operator of the North Pier which allegedly affected the economic balance of the concession agreement of the South Pier and the competitive conditions guaranteed by the State. Resolution of this claim is pending. DP World Callao S.R.L., P&O Dover (Holding) Limited, The Peninsular and Oriental Steam Navigation Company withdrew their arbitration claim against Peru. On April 22, 2020, the Secretary-General issued a procedural order taking note of the discontinuance of the proceeding pursuant to ICSID Arbitration Rule 44.

On June 2, 2016, Gramercy Funds Management LLC and Gramercy Peru Holdings LLC commenced an international arbitration under the United States-Peru Trade Promotion Agreement in connection with Peru’s Agrarian Reform Bonds. The arbitration tribunal was constituted on February 13, 2018. The proceeding continues to advance and a hearing was scheduled for 2020. On August 31, 2020, each party filed a second post-hearing brief. On January 11, 2021, each party filed a statement of costs. On December 6, 2022, the Tribunal rendered its award in favor of Gramercy, with a dissenting opinion in favor of Peru, awarding Gramercy U.S.$33.22 million plus interest since 2009.

On February 1, 2017, Metro de Lima Línea 2 S.A. filed a request for arbitration with ICSID against Peru, based on allegations that the Government had failed to meet certain conditions in respect of the parties’ underlying transportation contract. As of April 2017, arbitrators have been appointed and the claim is currently pending. On September 20, 2019, each party filed a post-hearing brief. On August 11, 2021, the Tribunal issued Procedural Order N° 8 concerning procedural matters.

On May 18, 2018, the Autopista del Norte, a subsidiary of the Spanish company OHL Concessions, filed a request for arbitration before ICSID in relation to its claim against the government for U.S.$100 million in connection with alleged delays relating to the expansion of the Pan-American Highway. Between September 14, 2020 and September 22, 2020, the Tribunal held a hearing on jurisdiction and the merits by video conference. On September 27, 2021, each party filed a further submission on quantum. On June 30, 2022, the Tribunal rendered its award.

On July 24, 2018, the Spanish company ENAGAS filed a request for arbitration with ICSID in relation to its claim against the Government for U.S.$577 million, which is the alleged investment made on the Gaseoducto del Sur project. On July 19, 2020 the Respondent filed a memorial on jurisdiction and a counter-memorial on the merits. On May 31, 2021, the Claimant filed a counter-memorial on jurisdiction and a reply on the merits. Between September 20, 2022 and September 26, 2022, the Tribunal held a hearing on jurisdiction and merits in person in Washington, D.C. and by video conference.

On July 27, 2018, Sociedad Aeroportuaria Kuntur Wasi S.A. filed a request for arbitration with ICSID in relation to the termination of the concession agreement of the International Airport of Chinchero, in Cusco. In case of an unfavorable resolution, the Government may pay U.S.$40 million to the concessionaire. On June 1, 2020, the Claimants filed a reply on the merits and a counter-memorial on jurisdiction. On September 13, 2021, the Tribunal held a hearing on jurisdiction and the merits by video conference. Between October 18, 2021 and October 19, 2021, the Tribunal held a continuation of the hearing on jurisdiction and the merits by video conference.

On June 27, 2019, IC Power Limited & Kenon Holdings Limited filed a request for arbitration with ICSID against Peru, invoking the Peru-Singapore Free Trade Agreement. The arbitration tribunal was constituted on October 30, 2019. Resolution of this claim is pending. On June 5, 2020, the Claimant filed a memorial on the merits. On September 3, 2021, the Respondent filed a reply on jurisdiction and a rejoinder on the merits. On March 21, 2022, each party filed a post-hearing brief.

On September 19, 2019, Latam Hydro LLC and CH Mamacocha S.R.L. filed a request for arbitration to ICSID in relation to the execution of a hydroelectric power station project in Arequipa, invoking the Peru-US Free Trade Agreement. The arbitration tribunal was constituted on March 9, 2020. Resolution of this claim is pending. On September 14, 2020, the Claimants filed a memorial on the merits. On July 20, 2021, the Claimants filed a reply o the merits and a counter-memorial on jurisdiction. On August 1, 2022, each party filed a submission on costs.

On February 4, 2020, Odebrecht Latinvest S.à.r.l. filed a request for arbitration to ICSID, invoking the Peru-Union Economic Belgo-Luxembourg Bilateral Investment Treaty. The arbitration tribunal has not been constituted. Resolution of this claim is pending. On June 29, 2020, following appointment by the Respondent, August Reinisch (Austrian) accepted his appointment as arbitrator. On September 23, 2021, the Claimant filed a memorial on the merits. On August 4, 2022, the Claimant filed a reply on the merits and a counter-memorial on jurisdiction.

On March 16, 2020, Freeport-McMoran Inc. filed a request for arbitration with ICSID regarding its investments in the Cerro Verde Mining Complex, invoking the Peru-US Free Trade Agreement. The arbitration tribunal has not been constituted. Resolution of this claim is pending. On June 9, 2020, following appointment by the Respondent, Bernardo Cremades (Spanish) accepted his appointment as arbitrator. On July 2, 2021, the Claimant filed a notice of additional claims. On November 9, 2022, the Respondent filed a rejoinder on the merits and a reply on jurisdiction.

On May 13, 2020, SMM Cerro Verde Netherlands B.V. filed a request for arbitration to ICSID regarding a mining concession, invoking the Netherlands - Peru Bilateral Investment Treaty. On September 14, 2020, following appointment by the Claimant, Oscar Garibaldi (Argentine/U.S.) accepted his appointment as arbitrator. On March 31, 2021, the Tribunal was constituted. On August 28, 2021, the Claimant filed a memorial. On September 21, 2022, the Respondent filed a rejoinder on the merits.

On June 10, 2020, Desarrollo Vial de los Andes S.A.C (DEVIANDES), filed a request for arbitration to ICSID related to the toll system of the Peruvian Central Highway concession invoking the fulfillment of the contract itself. The rejection of the toll installation in Ticlio through protests and blockades caused for the installation of the toll booth to be cancelled. Due to the breach of the contract, the Supervisory Board for Investment in Public Transport Infrastructure (Ositran) appealed, in July 2019, to the Peruvian Ministry of Transport and Communications (MTC) and DEVIANDES to reach an agreement on compensation However, a joint position was not reached. On August 11, 2020 the Tribunal was constituted in accordance with Article 37(2)(a) of the ICSID Convention. Its members are: David J.A. Cairns (British/New Zealand), President, appointed by the Secretary-General in accordance with the agreement of the Parties; José María Alonso Puig (Spanish), appointed by the Claimant; and Yves Derains (French), appointed by the Respondent. On April 15, 2021, the Responent filed a counter-memorial on the merits, including counter-claims. On September 29, 2022, the Tribunal issued Procedural Order No. 6 concerning procedural matters.

On December 15, 2020, Worth Capital Holdings 27 LLC. (U.S.) filed with ICSID a request for arbitration related to the oil and gas business. On September 14, 2021, the tribunal held a first session by video conference. On October 3, 2022, the Respondent filed a memorial on jurisdiction and a counter-memorial on the merits.

On October 30, 2020, Lupaka Gold Corp. (Canadian) filed with ICSID a request for arbitration related to Mining Concession. On February 19, 2021, the tribunal was constituted. On July 20, 2021, the tribunal issued Procedural Order N° 1 concerning procedural matters. On September 23, 2022, the Claimant filed a counter-memorial on jurisdiction and reply on the merit.

During 2021, the following entities filed with ICSID the following requests for arbitration:

•	January 4, 2021, Quanta Services Netherlands B.V. (Dutch) related to the telecommunication business. On August 1, 2022, the Claimant filed a reply on the merits and counter-memorial on jurisdiction.

•	March 12, 2021, Telefonica, S.A. (Spanish) related to the telecommunications services. On November 8, 2022, the Tribunal issued Procedural Order N° 1 concerning procedural matters.

•	May 19, 2021, APM Terminals Callao S.A. (Peruvian) related to the Pier Concession Agreement. On September 2, 2022, the Claimant filed a memorial on the merits.

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May 20, 2021, Kaloti Metals & Logistics, LLC. (U.S) related to the precious metals trading. On October 24, 2022, the Tribuanl issued Procedural Order N° 3 concerning the Respondent’s request for security for costs.

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August 20, 2021, Metro de Lima Linea 2, S.A. (Peruvian) related to a metro concession agreement. The arbitration tribunal was constituted on May 16, 2022. On July 5, 2022, the Tribunal issued Procedural Date N° 1 concerning procedural matters.

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September 23, 2021, Concesionaria Peruana de Vías COVINCA, S.A. (Colombian, Peruvian), related to a highway construction project. The arbitration tribunal was constituted on January 3, 2022. On July 26, 2022, the Claimant filed a memorial on the merits.

•	December 23, 2021, Enegas International S.L.U. related to a natural gas project. On July 5, 2022, one member of the arbitration tribunal accepted the appointment.

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December 10, 2021, Vinci Highways S.A.S. and Vinci Concessions S.A.S. related to a highway construction project. On October 12, 2022, the Tribunal issued Procedural Date N° 1 concerning procedural matters.

THE ECONOMY

History and Background

Between 1930 and the mid-1960s, Peru had one of the most successful economies in Latin America. During this time, Peru generally deviated from the import-substitution model adopted by other countries in the region. Peru adhered, except for brief intervening periods, to laissez-faire, non-interventionist economic policies. The Government encouraged foreign investment through tax incentives and legislation guaranteeing equal treatment of foreign and domestic investors. Aided by its main exports, consisting of fish, fish products, copper, petroleum and agricultural products, Peru’s economy grew steadily during this period.

Beginning in the mid-1960s, the Peruvian economy experienced a series of setbacks. Public sentiment began to turn resolutely against foreign investment. Pressure for change in economic policies increased as a result of:

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class and social conflicts, characterized by populist resentment against the economic elite that ruled Peru and against the presence of foreign companies in industries related to Peru’s national resources, such as petroleum and mining, and in other prominent sectors of the economy;

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an economic slowdown brought about by a reduction in production and exports due principally to a sudden drop in fish catch and reduced mining and metal processing following the exhaustion of a number of the principal copper and other mines; and

•	the increased cost of living that resulted from higher domestic food prices.

In 1968, the military government headed by General Juan Velasco Alvarado nationalized numerous private enterprises and conducted a campaign against foreign participation in the Peruvian economy. In 1969, the Velasco administration enacted the Ley de Reforma Agraria, or the Agrarian Reform Law, which confiscated large estates from wealthy owners in exchange for long-term bonds issued by Peru, turning the estates into cooperatives run by the former workers of the estates, and adopted high tariffs to shield local industry and manufacturing from foreign competition. During 2010, there was an increase in the volume of administrative and judicial claims filed against Peru in connection with the payment of amounts due in respect of the bonds issued by Peru pursuant to the Agrarian Reform Law. In accordance with a resolution issued by the Peruvian Constitutional Court in 2013, the executive branch enacted a bylaw regulating an administrative procedure through which the debt corresponding to the Agrarian bonds can be brought to present value. Peru has continued to undertake steps related to the administrative procedure, including payment of legitimate bondholders in accordance with applicable law. To date, hundreds of bondholders have presented thousands of bonds in the administrative procedure, and are advancing through the steps of authentication, registration, valuation and payment.

Peru’s currency became overvalued, making exports less competitive, and its debt grew sharply during the 1970s. Peru experienced large current account deficits and the Velasco administration borrowed abroad to finance these deficits rather than change its policies. Many cooperative farms, operated by people with little management experience, went bankrupt and agricultural production decreased.

In 1975, General Francisco Morales-Bermúdez Cerruti implemented an economic austerity program designed to correct the economic disequilibrium reflected in Peru’s fiscal and current account deficits and high external debt burden. The Government implemented fiscal and monetary restraints and devalued the currency. These measures coincided with increases in international prices of Peru’s main exports. The fiscal deficit narrowed and by 1979 Peru had achieved a significant current account surplus.

In 1980, the civilian government led by Fernando Belaúnde reinstituted high spending and borrowing but was forced to adopt more restrained spending policies in later years. The policies adopted by President Alan García Pérez, who assumed the presidency in 1985, brought Peru to a deepening economic crisis. The García administration increased spending, declared a debt moratorium and attempted to nationalize the banking system and other key industries. Private investment collapsed, the public sector deficit increased and exports dwindled. By 1990, the annual inflation rate had increased to 7.650%, net international reserves had been completely depleted and the economy had entered its third year of recession. The García administration also had to confront terrorist activities by the Shining Path and Tupac Amaru.

In 1990, Alberto Fujimori, a university professor, won the presidential election on a platform that emphasized his “outsider” status and his opposition to “traditional” politicians. President Fujimori inherited an economy beset by recession, hyperinflation and high levels of external debt. President Fujimori immediately moved to cut public spending, increase taxes, tame inflation and open the economy to foreign investment.

Within the first few years of his presidency, President Fujimori dismantled protectionist and interventionist laws and policies to create a liberal economy dominated by private sector and market forces. In order to encourage foreign investment, the Fujimori administration undertook an ambitious privatization program, strengthened and simplified Peru’s tax system, opened the economy to foreign investment and lifted exchange controls and restrictions on remittances of profits, dividends and royalties. Although the Fujimori administration successfully privatized many state entities, the privatization program waned in the later years of the administration because of adverse market conditions and Fujimori’s adoption of a more populist stance prior to the 2000 elections.

As time went on, the Fujimori administration became increasingly authoritarian, as evidenced by the dissolution of Congress in 1992, his consolidation of power in the executive branch following adoption of the 1993 Constitution and his alliance with Vladimiro Montesinos, an intelligence advisor. President Fujimori’s authoritarianism exacted a price on Peru’s political system, although it had little effect on the successes of his economic program.

On November 20, 2000, Congress removed President Fujimori from office and Valentín Paniagua assumed the presidency on a transition basis. The Paniagua administration adopted fiscal policies to reduce spending, restore confidence, reform the tax system and stabilize the economy.

In June 2001, Alejandro Toledo Manrique was elected president based on a platform that recognized the value of an open economic system and rejected Fujimori’s legacy of political authoritarianism. President Toledo vowed to restore democracy, fiscal discipline and transparency to the Government. He pledged to increase the living standards of the poor and disadvantaged, who constitute a majority of Peru’s population, through improvements in education, health and employment opportunities. He also promised to continue the economic reforms and privatization program first advanced by the Fujimori administration.

President Toledo assumed the presidency in July 2001 against a backdrop of high unemployment and underemployment, economic recession and social need more severe than the Fujimori administration had acknowledged. Despite the economic achievements between 1990 and 2000, poverty remained a persistent problem in Peru. More than half of the population lived below the poverty line, as defined by the World Bank, adjusted to reflect differences in purchasing power. A significant number of Peruvians lived on a monthly per capita income of less than U.S.$30.00.

President Toledo implemented a number of proposals to stimulate Peru’s economy, including privatization and fiscal austerity programs. President Toledo’s policies spurred sustained GDP growth since the fourth quarter of 2001. Despite this growth, the Toledo administration fell in the polls and faced ongoing social protests and unrest spurred by disappointment that President Toledo’s policies did not immediately lead to a significant reduction in the high rates of unemployment, underemployment and poverty.

On June 4, 2006, President García was elected for a five-year term after winning approximately 53% of the nationwide vote in a run-off election against Ollanta Humala. The García administration was elected on a platform that sought to implement social and political reforms and to provide continuity to the macroeconomic stability of the preceding years, as well as solidifying Peru’s relationships with its international partners. President García adopted policies that brought Peru closer to the United States and other developed economies, seeking to consolidate the existing relationships and sign trade agreements with these countries. President García also sought to achieve economic development for all Peruvians while ensuring economic and political stability. During President García’s term in office, Peru signed free trade agreements with the United States, Canada, Singapore, China and Chile, and continued with market-oriented policies that spurred economic growth.

On June 5, 2011, Ollanta Humala was elected president for a five-year term after winning a run-off election against Keiko Fujimori. While the election of President Humala initially generated political and economic uncertainty, President Humala took decisive steps to demonstrate continuity with the prior administration’s economic policies. Shortly after his inauguration, President Humala confirmed Julio Velarde as president of the Central Bank of Peru and appointed Luis Miguel Castilla as minister of economy and finance, both of whom served as senior members in the prior administration and were strong proponents of open market policies.

President Humala’s administration continued to implement policies that promote macroeconomic stability, fiscal discipline and domestic and foreign investment. In addition, President Humala’s administration did not make any significant shift in trade policy and did not experience any adverse changes with its major trading partners, relative to the prior administration.

In addition to strong economic growth, President Humala’s administration focused on promoting a broader agenda of social inclusion by developing social programs that benefit the poorest sectors of the population.

In July 2016, Pedro Pablo Kuczynski was inaugurated as president after defeating Keiko Fujimori of the Fuerza Popular in a run-off election held in June 2016. President Kuczynski was in office through March 23, 2018 when Congress accepted his resignation following allegations of corruption limited to the Odebrecht corruption scandal. On that same date, Vice President Vizcarra was sworn in as president to complete the term through 2021. After President Vizcarra stepped down in November 2020, there was a short period of turmoil that was resolved after interim President Merino resigned and President Sagasti took office. President Sagasti remained president until July 2021, when President Castillo took office.

On December 7, 2022, Peru’s Congress impeached President Castillo due to a charge of permanent moral incapacity following a failed attempt by President Castillo to stage a self-coup. On the same day, Vice President Dina Boluarte assumed the presidency of Peru, to serve the remaining presidential term until 2026. However, on December 11, 2022, President Boluarte announced she would introduce a bill to move the general elections up to April 2024, which proposal is under discussion and may be subject to change.

Developments from 2017 to 2021

Introduction

From 2017 to 2019, Peru experienced continued economic expansion, except for 2020 due to the COVID-19 pandemic. GDP expanded by 2.5% in 2017, 4.0% in 2018, 2.2% in 2019 and decreased by 11.0% in 2020. In 2021, GDP increased by 13.3% compared to 2020. Set forth below is a brief discussion of the key trends and events affecting economic results during this period.

2017

In 2017, GDP expanded by 2.5% compared to 2016 primarily due to the reversal of effects of shocks which had affected the economy the previous year (the El Niño Costero weather pattern and the corruption scandal related to Odebrecht), and the positive effects of trade balance, GDP grew by 2.5%, partially due to the increase in private sector consumption (2.6%), the increase in public consumption (0.5%), the increase in exports (22.5%) and the increase in imports (10.2%).

The trade balance recorded a surplus of U.S.$6.7 billion compared to U.S.$1.9 billion in 2016, while the current account posted a deficit of U.S.$2.0 billion, or 1.3% of GDP. The following were the other key economic results during 2017:

•	public sector domestic debt totaled U.S.$32.7 billion, or 15.2% of GDP;

•	public sector external debt totaled U.S.$22.7 billion, or 0.9% of GDP;

•	exports increased by 22.5%, from U.S.$37.1 billion in 2016 to U.S.$45.4 billion in 2017;

•	the overall balance of the non-financial public sector registered a deficit of U.S.$6.5 billion, or 3.0% of GDP, as compared to a deficit of U.S.$4.6 billion, or 2.4% of GDP for 2016;

•	the inflation rate was 1.4%, as compared to an inflation rate of 3.2% for 2016;

•	the net international reserves of the Central Bank increased to U.S.$63.6 billion as of December 31, 2017, as compared to U.S.$61.7 billion as of December 31, 2016; and

•	foreign direct investment was U.S.$7.4 billion in 2017, as compared to U.S.$6.8 billion in 2016.

2018

In 2018, GDP expanded by 4.0% compared to 2017, primarily due to increases in private and public sector investment and public and private consumption. The trade balance recorded a surplus of U.S.$7.2 billion compared to a U.S.$6.7 billion surplus in 2017, while the current account posted a deficit of U.S.$2.9 billion or 1.3% of GDP. The following were the other key economic results during 2018:

•	public sector domestic debt totaled U.S.$35.0 billion, or 15.4% of GDP;

•	public sector external debt totaled U.S.$23.0 billion, or 10.1% of GDP;

•	exports increased by 8.0%, from U.S.$45.4 billion in 2017 to U.S.$49.1 billion in 2018;

•	the overall balance of the non-financial public sector registered a deficit of U.S.$5.2 billion, or 2.3% of GDP, as compared to a deficit of U.S.$6.5 billion, or 3.0% of GDP for 2017;

•	the inflation rate was 2.2%, as compared to an inflation rate of 1.4% for 2017;

•	the net international reserves of the Central Bank decreased to U.S.$60.1 billion as of December 31, 2018, as compared to U.S.$63.6 billion as of December 31, 2017; and

•	foreign direct investment was U.S.$5.9 billion in 2018, as compared to U.S.$7.4 billion in 2017.

2019

In 2019, GDP expanded by 2.2% compared to 2018. Economic activity during 2019 was characterized by contraction in the primary sector mainly in fishing and mining, the impact of the political cycle on public expenditures by regional and municipal governments, and by the effects of slower global growth that resulted in a decrease in terms of trade.

The trade balance recorded a surplus of U.S.$6.9 billion, while the current account reflected a deficit of U.S.$1.7 billion or 0.7% of GDP. The following were the other key economic results during 2019:

•	public sector domestic debt totaled U.S.$40.8 billion, or 17.6% of GDP;

•	public sector external debt totaled U.S.$22.6 billion, or 9.7% of GDP;

•	exports decreased by 2.2%, from U.S.$49.1 billion in 2018 to U.S.$48.0 billion in 2019;

•	the overall balance of the non-financial public sector registered a deficit of U.S.$3.8 billion, or 1.6% of GDP in 2019, as compared to a deficit of U.S.$5.2 billion, or 2.3% of GDP in 2018;

•	the inflation rate was 1.9%, or compared to an inflation rate of 2.2% in 2018;

•	the net international reserves of the Central Bank decreased to U.S.$68.3 billion at December 31, 2019, compared to U.S.$60.1 billion at December 31, 2018; and

•	foreign direct investment was U.S.$4.8 billion in 2019, as compared to U.S.$5.9 billion in 2018.

2020

In 2020, GDP decreased by 11.0% compared to 2019, as a consequence of the implementation of one of the most strict quarantine measures in the world to contain the advance of infections due to COVID-19. These quarantine measures paralized the majority of our production sectors, with only essential services permitted to continue operating. This restriction caused employment and production to deteriorate significantly, and as a consequence, lowered future expectations regarding the development of Peru’s economy. The economic recovery in the second half of the year moved at a faster pace than expected, with those sectors that had been paralyzed gradually resuming operations and the easing of movement restrictions. The GDP decreased in general throughout all the productive sectors, except in the agriculture, livestock and fishing sectors. Primary production had an 8.6% decrease, while secondary production decreased 12.9%.

The trade balance recorded a surplus of U.S.$8.2 billion, while the current account reflected a surplus of U.S.$2.4 billion or 1.2% of GDP. The following were the other key economic results during 2020:

•	public sector domestic debt totaled U.S.$38.0 billion, or 18.5% of GDP;

•	public sector external debt totaled U.S.$32.5 billion, or 15.8% of GDP;

•	exports decreased by 10.6%, from U.S.$48.0 billion in 2019 to U.S.$42.8 billion in 2020;

•	the overall balance of the non-financial public sector registered a deficit of U.S.$18.2 billion, or 8.9% of GDP in 2020, as compared to a deficit of U.S.$3.8 billion, or 1.6% of GDP in 2019;

•	the inflation rate was 2.0%, or compared to an inflation rate of 1.9% in 2019;

•	the net international reserves of the Central Bank increased to U.S.$74.7 billion at December 31, 2020, compared to U.S.$68.3 billion at December 31, 2019; and

•	foreign direct investment was U.S.$0.7 billion in 2020, as compared to U.S.$4.8 billion in 2019.

2021

In 2021, GDP increased by 13.3% compared to 2020. The recovery of the Peruvian economy in 2021 was driven by the easing of the COVID-19 restrictions and the progress made in the mass vaccination efforts, factors that reduced the negative impact from the COVID-19 restrictions on non-essential activities in 2020. Fiscal stimulus and expansionary monetary policy were also important aspects in reversing production contraction. The economy lost momentum during the second half of the year, which was explained by the deterioration of expectations about the future of the economy due to political issues. Despite the above, the evolution of monthly GDP during the second half of the year showed a sustained growth with respect to 2019 levels. The reestablishment in 2021 of pre-pandemic activity levels is explained to a greater extent by the components of domestic demand: Primarily, private investment, a result that is in line with the strong increase in activity in the construction sector and public and private consumption and public investment contributed to a lesser extent. The improvement of these components of aggregate expenditure was offset by the lag of export of services, particularly inbound tourism.

In 2021, economic activity in Peru increased by 13.3% compared to 2020, resulting in the highest growth rate of productive activity within the six main economies of Latin America (Brazil, Chile, Colombia, Mexico, Argentina and Peru). As a result, the GDP of Peru was above its 2019 pre-pandemic level, in a magnitude surpassed only by Chile and Colombia.

The trade balance recorded a surplus of U.S.$14.8 billion, while the current account reflected a deficit of U.S.$5.3 billion or 2.3% of GDP. The following were the other key economic results during 2021:

•	public sector domestic debt totaled U.S.$35.0 billion, or 15.5% of GDP;

•	public sector external debt totaled U.S.$45.5 billion, or 20.2% of GDP;

•	exports increased by 47.2%, from U.S.$42.9 billion in 2020 to U.S.$63.2 billion in 2021;

•	the overall balance of the non-financial public sector registered a deficit of U.S.$5.7 billion, or 2.5% of GDP in 2021, as compared to a deficit of U.S.$18.2 billion, or 8.9% of GDP in 2020;

•	the inflation rate was 6.4%, or compared to an inflation rate of 2.0% in 2020;

•	the net international reserves of the Central Bank increased to U.S.$78.5 billion at December 31, 2021, compared to U.S.$74.7 billion at December 31, 2020; and

•	foreign direct investment was U.S.$7.5 billion in 2021, as compared to U.S.$0.7 billion in 2020.

Developments in Argentina, Bolivia, Brazil, Colombia, Ecuador and Venezuela

Developments in countries throughout Latin America have had and Peru expects they will continue to have a significant impact on economic growth and political developments in Peru. In particular, political and economic developments of Peru’s neighbors in South America have substantial effects on Peru, including developments in Argentina, Bolivia, Brazil, Colombia, Ecuador and Venezuela. In March 2017, the Government recalled its Ambassador to Venezuela, following the decision by the Venezuelan Supreme Court to take over functions of its Congress. Notwithstanding the recall of the Peruvian Ambassador the Peruvian Embassy in Caracas remains open and bilateral relations between Peru and Venezuela are not ruptured.

According to the Peruvian National Superintendence of Migration, for 2019 accumulated migration (the difference between the entrance and exit of foreign citizens) was 175,327 people. Preliminary estimates indicate that migration reduces, in certain work groups, the probability of maintaining employment and income generated by the main employment opportunities in Lima and Callao. This expansion of the labor supply could reduce wages and potentially prices of the activities in the services sector (which has the 60% of Venezuelan formal workers). With respect to the demand, the expenditures made by the percentage of immigrants that are in Lima and Callao, who are employed, have contributed, through private consumption, 0.33% to the GDP (from a total of 4.0% growth of GDP in 2018). Based on information published by the Superintendencia Nacional de Migraciones (the National Immigration Superintendence), approximately 862,000 Venezuelan nationals were resident in Peru as of December 31, 2019.

Negative investor reaction to developments in any of these countries could adversely affect the market for securities issued by Latin and South American countries, cause foreign investors to withhold capital from the region and cause uncertainty about plans for further integration of the region’s economies. Any of these events could adversely and materially affect Peru.

The COVID-19 Economic Plan of the Vizcarra Administration

Fiscal accounts have weakened in recent years as a result of falling fiscal revenue and the persistent increase in current spending. In 2017, the preliminary fiscal deficit of the non-financial public sector reached its highest level in 17 years (3.0% of GDP) while in 2018 it decreased to 2.3% of GDP for that year, with the stated plan to bring the fiscal deficit to 1% by 2021. Maintaining sound fiscal accounts will contribute to sustainability and support the Republic’s long-term credit ratings, which facilitates favorable financing conditions for investment projects, with multiplier effects that we expect will have on the potential of economic growth.

With the aim of boosting the economy in the short term and defining the basis for greater growth in the medium term, prior to the onset of the COVID-19 pandemic, the Vizcarra administration proposed an Economic Impulse Plan that targeted GDP growth of 5.0% by the end of 2021, adhering to fiscal priorities. This plan was based on five pillars designed to strengthen fiscal accounts in order to generate pro-growth fiscal initiatives and boost the economy in the short- and medium-term.

Since the onset of the COVID-19 pandemic, the Vizcarra administration shifted to implement economic policies linked to a strategy to achieve, in the short-term, a rapid reactivation of the economy without neglecting progress made in combating and controlling the pandemic, and to lay the foundations to consolidate sustained growth in the medium- and long-term. This economic reactivation plan was accompanied by the progressive closing of structural gaps, greater public investment, and a boost to competitiveness and productivity, intended to improve the quality of life and provide fairer opportunities for all Peruvians. In this sense, the economic policy guidelines were intended to promote macroeconomic and microeconomic policy objectives:

•

Macroeconomic policy initiatives: prudent, consistent and responsible management of economic policy for more than 20 years has enabled Peru to establish solid macroeconomic fundamentals and position itself as one of the economies with the greatest fiscal stability in the region. Accordingly, the COVID-19 Economic Plan is being implemented for approximately 20% of GDP, the most ambitious investment plan in Peruvian history and one of the largest in Latin America. The COVID-19 Economic Plan has been carried out to support the population and foster economic reactivation throughout the pandemic and the resulting economic crisis and aimed at containing the health impact of the emergency, providing support to families and protecting the productive segments of the economy. Currently, the COVID-19 Economic Plan is in the economic reactivation phase, the objective of which is to ensure that the Peruvian economy is shored up and stable so that it can optimize potential growth in the short-term.

Over the longer-term, the COVID-19 Economic Plan seeks to resume the path of consolidation and sustained economic growth through measures that allow promoting greater capital accumulation and improving efficiency. Among these, the greatest boost to the execution of the project portfolio of the National Infrastructure Plan is key and targets the development of 52 projects for an investment amount of approximately S/99 billion (U.S.$29.9 billion). These projects are intended to narrow the long-term infrastructure gap by: (i) temporarily suspending the requirement for licenses for building; (ii) transferring extraordinary power to local governments to manage areas necessary to carry out local prioritized residential and infrastructure projects; and (iii) promoting mechanisms such as G2G and PPP, which will accelerate the execution of some infrastructure projects and the works of the Integral Plan for Reconstruction with Changes, among others. In addition, Peru has a potential portfolio of 41 mining projects currently in the construction phase that will provide for total investment of approximately U.S.$49 billion, whose execution will materialize in the medium and long term.

•

Microeconomic policy initiatives: The Peruvian economy has stood out for its solid macroeconomic fundamentals and one of the highest growth rates in the region. However, the crisis generated by the COVID-19 pandemic has exposed the need to resolve a series of structural flaws in the social system. Thus, for example, the high rates of economic informality, the low level of financial inclusion, the deficit in the quality of public services, among other structural aspects, continue to limit the effectiveness of the policies intended to control the pandemic. Along these lines, the Government is committed to continue working on measures designed to solve the country’s structural problems and generate greater efficiency and competitiveness, given that this crisis represents an opportunity to make meaningful structural changes in Peru and make it more fair and equitable. In this regard, the Government is accelerating the implementation of the National Competitiveness and Productivity Plan, and implementation of policy measures necessary to addressing the economic and social challenges Peru faces and reorienting the country to a future of improved well-being for its citizenry. Since it was published on July 11, 2019 and through August 2020, 68 of the 434 milestones set forth in the Plan have been achieved. The gains in competitiveness will make it possible to raise the quality of public services, stimulate public and private investment and give greater dynamism to the workforce and the various business units that make up the country’s productive fabric. In addition, as part of improving competitiveness and productivity, the government continues to promote sectoral community boards that seek to generate new growth engines through productive diversification.

Gross Domestic Product and the Structure of the Economy

In 2017, private consumption was U.S.$140.4 billion, an increase of 2.6% in real terms compared to 2016, partially a result of the impact of the El Niño weather phenomenon that led to reduced productive activity and manual labor and lower rates of employment. Total gross investment decreased 0.4%, private investment increased 0.04% and public investment decreased 1.8%, in each case, as compared to 2016. The deceleration in growth of private investment was due to reduced private investing in the non-mining sectors in the face of corruption allegations.

In, 2018 private consumption was U.S.$146.4 billion, an increase of 3.8% in real terms compared to 2017, primarily due to higher employment rates and increase credit availability. Total gross investment, private investment, and public investment increased 6.6%, 4.1% and 5.5%, respectively, in each case, as compared to 2017. Private investment was driven by the development of projects in the mining sector, particularly of copper and iron. Public investment resumed growth with public works projects like road infrastructure and health and safety projects, as well as for the Pan American games and the reconstruction of the north of the country after the El Niño phenomenon of 2017.

In 2019, private consumption was U.S.$152.1 billion, representing a growth of 3.2% in real terms as compared to 2018 as a result of a sustained increase in consumer credit and a favorable outlook by families regarding future economic growth. Public consumption was U.S.$26.8 billion, representing an increase of 2.2% in real terms primarily as a result of higher consumption of goods and services by the national government in the context of contraction in public consumption by regional and municipal governments. Gross public investment decreased 1.5% in 2019 as changes to local and regional government authorities resulted in reduced public investment offset in part by higher investment by the national government. Public investment by regional governments decreased 2.2% as investments in sanitation, transportation and health decreased. Municipal government consumption decreased 10.2% as these governments reduced investment in road improvements. These decreases in public consumption by regional and local governments was in steady from 2011 through 2015 when such investment decreased from 11.2% and 6.9% on average. Gross private investment increased 4.5% in 2019 driven primarily by a 23.6% increase in investments in the mining sector in copper mega-projects that included Quellaveco, Mina Justa y Ampliación de Toromocho and, to a lesser extent, a 1.2% increase in investments in other sectors such as hydrocarbons, energy and manufacturing as compared to 2018. Total gross investments decreased 0.6% during 2019 as compared to 2018.

In 2020, private consumption was U.S.$133.1 billion representing a decrease of 9.8% in real terms compared to 2019, in which it grew 3.2%, This is the sharpest decrease since 1990. This decrease was caused by the extreme reduction of formal employment, mainly during the first half of the year, along with the restriction to goods and services and the reduction in household consumption. However, during the second half of the year, there was some recovery due to the relaxation of the pandemic restrictions and the reopening of businesses. Formal employment decreased 6.2% in 2020, for a total loss of 235,000 jobs. The total formal employment decreased 4.2% in 2020, after an increase of 5.8% in 2019. Private investments decreased 16.5% (sharpest decrease since 1990) mainly in the minging sector (a decrease of 28.2%) and other sectors (a decrease of 14.6%). On the other hand, public consumption of goods and services increased 7.8% during 2020, mainly due to pandemic related expenses and purchases, many of them at the local level under the “Arranca Peru” program. Most of the public infrastructure projects were suspended during the first half of the year, with certain recovery during the second half of the year.

Exports of goods and services decreased 19.8% in 2020, the biggest decrease in historical data from 1951. This decrease was a consequence of a 11.8% drop in export of traditional goods and a 59.4% drop of services export. This extreme decrease of exports was produced by the combination of the global demand contraction, the restriction of non-essential economic activity and the implementation of pandemic protocols. Services export were mainly impacted by the restriction to international flights and the arrival of international passangers.

On the other hand, imports of goods and services decreased 23.0%, a record since 1978. This was caused by a reduction in purchases of consumer and industrial goods and a decreased demand of imported services, specially transportation and travel. The reduction on travel and transportation was due to the flight restrictions and a diminished household spending.

Domestic demand decreased 9.8% in 2020. The main contributors to this decrease were reduced consumer spending and limited investment, both also affected by the pandemic quarantine restrictions. On the same direction, the decrease of economic expectations and suspension of construction and investment projects were also main factors. All of these factors experienced some recovery during the second half of the year as consumer demand increased, the pandemic restrictions were relaxed, the economy was reopened and the economic expecatitons improved.

In 2021, domestic demand increased by 14.4% (3.2% compared to 2019), in contrast to the 9.8% decrease recorded in 2020. This result is explained by the recovery of private consumption and the dynamism of private investment, indicators driven by the easing of the COVID-19 restrictions and greater access to goods and services, as well as by construction works, the increase in the implementation of reconstruction projects and other investment projects.

Private consumption increased by 11.7% in 2021 (0.8% compared to 2019), in contrast to the 9.8% decrease recorded in 2020. This development was due to the recovery of private formal employment, as well as greater access to goods and services. Low interest rates during most of the year also played a role, which stimulated consumer credit (3.8% growth in nominal terms). However, during the second half of the year, the decrease in consumer confidence slowed consumption growth.

Regarding the labor market, private formal employment in 2021 increased by 4.3% year-on-year on average (a decrease of 2.3% with respect to 2019), adding 151,000 jobs compared to 2020. Despite this, 86,000 jobs are still remaining to be recovered to reach 2019 levels. Likewise, the formal wage bill in 2021 increased 10.6% year-on-year, after having fallen 4.3% in 2020, thus standing 5.9% above the level achieved in 2019.

Private investment increased by 37.4% in 2021 (14.7% compared to 2019) and reversed the 16.5% drop recorded in 2020. The strong growth was determined by the resumption of investments, which had been postponed in 2020 due to the strict public health measures in place at the time, the dynamism of construction, home improvement and new home sales, as well as by the increase in the implementation of infrastructure projects. However, this was mitigated, mainly in the fourth quarter, by lower business confidence as a result of high political uncertainty. On average, domestic cement consumption grew 36.8% year-on-year and the volume of capital goods imports (excluding construction materials and cell phones) grew 28.6% in 2021.

Public expenditure in 2021 expanded by 14.0%, higher than the 1.3% recorded in 2020, which is explained by the higher growth rates of public consumption (10.6%) and public investment (24.9%). Public consumption accelerated its growth rate from 7.8% in 2020 to 10.6% in 2021. This was mainly driven by higher spending by the Government on the acquisition of medical supplies, on professional and technical services to address the health crisis, and on road maintenance. Nevertheless, a contraction of public consumption was observed in the last quarter of the year, supported by lower spending by regional governments. Meanwhile, public investment in 2021 increased 24.9% and 6.1% with respect to 2020 and 2019, respectively, overcoming the 15.1% decrease of 2020. The evolution of public investment was mainly driven by the implementation of reconstruction projects under the government-to-government agreement executed with the United Kingdom, other projects related to the reconstruction of the north of the country after the El Niño phenomenon of 2017 and “Start Peru” (Arranca Peru). However, this growth was offset by lower investment at all levels of government in the last quarter of the year. Exports of goods and services increased 13.7% in 2021, reversing part of the 19.6% decrease in 2020, as a result of the increase in shipments of traditional products (10.5%) and non-traditioal products (20.2%). This was due to the recovery of global demand following the easing of sanitary restrictions in several countries and the progress of the vaccination process at the global and local levels. This performance was offset by exports of services, particularly inbound tourism, as well as by the negative impact of conflicts and political uncertainty on mining production. Thus, total exports, in volume terms, are still 8.6% below the levels recorded in 2019.

Imports increased by 18.6%, contrasting with the 15.8% decrease in 2020. This result was primarily due to higher purchases of consumer durables and capital goods, as well as the increase in the purchase of vaccines and supplies (industrial and crude oil and derivatives); and the higher demand for imported services, namely transportation and travel. The increase in imported volumes was partially offset by lower purchases of food products such as rice, sugar, wheat and corn.

In the five-year period ended December 31, 2021, Peru’s economy grew at an annual compound rate of 1.9% in real terms from 2.5% in 2.17 to 13.3% growth in 2021. In 2021, both public and private investment increased at a compound rate of 1.6% and 4.5%, respectively.

Peru’s economy grew in real terms by 2.5% in 2017, 4.0% in 2018 and 2.2% in 2019. In 2020, economy retracted by 11.1%, but grew 13.3% in 2021.

The following tables set forth GDP by expenditure for the periods presented.

Gross Domestic Product by Expenditure(1)

(in millions of U.S. dollars, at current prices)

	For the year ended December 31,
	2017	2018	2019	2020	2021
Government consumption	25,267	25,904	26,785	28,308	29,065
Private consumption	140,421	146,435	152,139	133,140	139,550

Total consumption	165,688	172,339	178,924	161,448	168,615
Gross investment:
Public sector	9,868	10,732	10,596	8,793	10,560
Private sector	37,129	39,743	41,775	34,512	46,308
Change in inventories	(741)	260	(1,701)	(2,669)	(7,583)
Total gross investment	46,256	50,735	50,670	40,636	49,285
Domestic demand	211,944	223,074	229,595	202,084	217,900
Exports of goods and services	51,565	55,448	54,686	45,700	66,346
Imports of goods and services	47,624	51,666	51,834	42,095	58,814

Net (exports)	3,941	3,783	2,852	3,605	7,532
GDP	215,885	226,856	232,447	205,689	225,433

(1)	Preliminary data.

Source: Central Bank.

Gross Domestic Product by Expenditure

(in millions of soles, at constant 2007 prices)

	For the year ended December 31,
	2017	2018	2019	2020	2021
Government consumption	59,191	59,417	60,702	65,414	72,316
Private consumption	329,870	342,501	353,615	318,909	356,364
Total consumption	389,061	401,918	414,317	384,324	428,680
Gross investment:
Public sector	23,034	24,300	23,930	20,328	25,390
Private sector	93,193	97,029	101,406	84,694	116,350
Change in inventories	(1,820)	664	(4,076)	(6,340)	(17,811)
Total gross investment	114,408	121,994	121,260	98,681	123,929

Domestic demand	503,469	523,912	535,578	483,005	552,609
Exports of goods and services	140,989	144,059	145,697	117,099	133,152
Imports of goods and services	130,243	133,306	134,669	113,367	134,477
Net (exports)	10,746	10,753	11,027	3,732	(1,325)

GDP	514,215	534,665	546,605	486,737	551,284

Source: Central Bank

In 2017, 2018, 2019, 2020 and 2021, public savings reached 1.6%, 2.4%, 2.9%, -4.6% and 2.1% of GDP, respectively. In 2021, public savings reached 2.1% of GDP, due primarily to the decreased use of government resources to mitigate the negative effects of the COVID-19 pandemic. Private savings represented 18.9% of GDP in 2017, 18.7% in 2018, 18.1% in 2019, 25.5% in 2020 and 17.4% in 2021.

From 2017 to 2021, domestic savings as a percentage of GDP fluctuated from 20.5% to 19.5%, due primarily to a decrease in public savings. During 2017 domestic savings represented 20.5% of GDP, 21.1% in 2018 and 2019, 20.9% in 2020 and 19.5% in 2021.

Domestic savings decreased by 1.4% of GDP, due to decreased government expenditures to mitigate the negative effects of the pandemic. This led to a greater need for foreign financing, resulting in an external savings of 2.3% of GDP in 2021.

External savings represented 0.9% in 2017, 1.3% in 2018, 0.7% in 2019, 1.2% expenditures in 2020 and 2.3% in 2021.

During 2021, private sector savings contracted from 25.5% to 17.4% of GDP, similar to pre-pandemic levels. The higher private savings generated during 2020 came from the restriction on the consumption of certain goods and services. However, the reopening, together with other factors mentioned above, drove a recovery in private consumption in 2021, facilitating a return to pre-pandemic spending habits and a commensurate reduction in savings.

Gross domestic investment, in terms of GDP, increased by 2.1%, from 19.8% of GDP in 2020 to 21.9% of GDP in 2021, due to the easing of public health measures, and the resuming and increased implementation of investment projects.

Gross Domestic Product by Expenditure(1)

(as a percentage of total GDP, at current prices)

	For the year ended December 31,
	2017	2018	2019	2020	2021
Government consumption	11.7	11.4	11.5	13.8	12.9
Private consumption	65.0	64.5	65.5	64.7	61.9
Total consumption	76.7	76.0	77.0	78.5	74.8
Gross investment:
Public sector	4.6	4.7	4.6	4.3	4.7
Private sector	17.2	17.5	18.0	16.8	20.5
Change in inventories	(0.3)	0.1	(0.7)	(1.3)	(3.4)
Total gross investment	21.4	22.4	21.8	19.8	21.9
Domestic Demand	98.2	98.3	98.8	98.2	96.7
Exports of goods and services	23.9	24.4	23.5	22.2	29.4
Imports of goods and services	22.1	22.8	22.3	20.5	26.1
Net (exports)	1.8	1.7	1.2	1.8	3.3

GDP	100.0	100.0	100.0	100.0	100.0

(1)	Preliminary data

Source: Central Bank

Gross Domestic Product by Expenditure

(percentage change from previous period, at constant 2007 prices)

	For the year ended December 31,
	2017	2018	2019	2020	2021
Government consumption	0.7	0.4	2.2	7.8	10.6
Private consumption	2.6	3.8	3.2	(9.8)	11.7
Total consumption	2.3	3.3	3.1	(7.2)	11.5
Gross investment:
Public sector	(1.8)	5.5	(1.5)	(15.1)	24.9
Private sector	0.0	4.1	4.5	(16.5)	37.4
Change in inventories	0.0	0.5	(0.9)	(0.4)	(2.4)
Total gross investment	(0.4)	6.6	(0.6)	(18.6)	25.6
Domestic demand	1.7	4.1	2.2	(9.8)	14.4
Exports of goods and services	7.6	2.2	1.1	(19.6)	13.7
Imports of goods and services	4.5	2.4	1.0	(15.8)	18.6
Net (exports)	65.5	0.1	2.5	(66.2)	(135.5)
Real GDP	2.5	4.0	2.2	(11.0)	13.3

Investment and Savings

(as a percentage of current GDP)

	For the year ended December 31,
	2017	2018	2019	2020	2021
Domestic savings:
Public savings	1.6	2.4	2.9	(4.6)	2.1
Private savings	18.9	18.7	18.1	25.5	17.4
Total domestic savings	20.5	21.1	21.1	20.9	19.5
External savings	0.9	1.3	0.7	(1.2)	2.3
Total savings	21.4	22.4	21.8	19.8	21.9
Domestic investment	21.4	22.4	21.8	19.8	21.9

Source: Central Bank.

As indicated in the table below, the standard of living of the Peruvian population as measured by GDP per capita growth at an average annual rate of 1.5% from 2017 to 2021. Per capita GDP decreased from U.S.$6,970.00 in 2017 to U.S.$6,824.00 in 2021. Per capita GDP increased 8.2%, from U.S.$6,304 in 2020 to U.S.$6,824 in 2021. Per capita GDP increased by 8.3% in 2017, 3.1% in 2018, 0.6% in 2019 and 8.2% in 2021, and decreased by 12.9% in 2020.

Per Capita GDP(1)(2)

(in U.S. dollars, at current prices)

	For the year ended December 31,
	2017	2018	2019	2020	2021
Per capita GDP	6,970	7,188	7,234	6,304	6,824

(1)	Without adjustment to reflect changes in purchasing power.
(2)	Preliminary data.

Source: Central Bank.

Principal Sectors of the Economy

The principal economic activities in Peru are services (including wholesale and retail trade, transportation and tourism), manufacturing, agriculture and livestock, and mining and hydrocarbons.

Gross Domestic Product by Sector(1)

(in millions of soles, at constant 2007 prices)

	For the year ended December 31,
	2017	2018	2019	2020	2021
Primary production:
Agriculture and livestock(2)	27,952	30,100	31,166	31,485	32,684
Fishing	1,940	2,865	2,373	2,473	2,542
Mining and hydrocarbons(3)	69,304	68,269	68,235	59,081	63,482

Total primary production	99,196	101,234	101,775	93,039	98,708
Secondary production:
Manufacturing	64,669	68,497	67,336	58,894	69,379
Electricity and water	9,227	9,633	10,012	9,397	10,200
Construction	29,988	31,580	32,015	27,759	37,349

Total secondary production	103,884	109,710	109,362	96,050	116,927
Services
Wholesale and retail trade	55,541	57,011	58,721	49,337	58,125

	For the year ended December 31,
	2017	2018	2019	2020	2021
Other services(4):
Transportation, storage, mail and messenger services	28,316	29,859	30,586	22,209	26,197
Lodging and restaurants	16,059	16,681	17,404	8,628	12,368
Telecommunications & other information systems	22,335	23,474	25,102	26,181	28,163
Financial services, insurance and pension funds	22,737	24,036	25,331	28,228	29,965
Services rendered to private enterprise	25,067	25,955	27,050	22,071	25,280
Government services and defense	25,810	26,948	27,826	29,011	30,224
Other	69,202	71,918	74,488	68,667	74,004
Taxes	46,069	47,838	48,959	43,316	51,322

Total other services	255,594	266,710	276,747	248,310	277,525

Total services	311,135	323,721	335,468	297,648	335,649

Total GDP	514,215	534,665	546,605	486,737	551,284

(1)	Preliminary data.
(2)	Includes forestry.
(3)	Includes non-metallic mining.
(4)	Includes taxes on products and import duties.

Source: Central Bank.

The following tables set forth the distribution of GDP in the Peruvian economy, indicating the percentage contribution to GDP and the growth rate for the periods shown for each sector, in each case compared to the prior year.

Gross Domestic Product by Sector(1)

(as a percentage of GDP, at constant 2007 prices)

	For the year ended December 31,
	2017	2018	2019	2020	2021
Primary production:
Agriculture and livestock(2)	5.4	5.6	5.7	6.5	5.9
Fishing	0.4	0.5	0.4	0.5	0.5
Mining and fuel(3)	13.5	12.8	12.5	12.1	11.5

Total primary production	19.3	18.9	18.6	19.1	17.9
Secondary production:
Manufacturing	12.6	12.8	12.3	12.1	12.6
Electricity and water	1.8	1.8	1.8	1.9	1.9
Construction	5.8	5.9	5.9	5.7	6.8

Total secondary production	20.2	20.5	20.0	19.7	21.2
Services:
Wholesale and retail trade	10.8	10.7	10.7	10.1	10.5
Other services(4):
Transportation, storage, mail and messenger services	5.5	5.6	5.6	4.6	4.8
Lodging and restaurants	3.1	3.1	3.2	1.8	2.2
Telecommunications and other information systems	4.3	4.4	4.6	5.4	5.1
Financial services, insurance and pension funds	4.4	4.5	4.6	5.8	5.4
Services rendered to private enterprise	4.9	4.9	4.9	4.5	4.6
Government services and defense	5.0	5.0	5.1	6.0	5.5
Other	13.5	13.5	13.6	14.1	13.4
Taxes	9.0	8.9	9.0	8.9	9.3

Total other services	49.7	49.9	50.6	51.0	50.3

Total services	60.5	60.5	61.4	61.2	60.9

Total GDP	100.0	100.0	100.0	100.00	100.00

(1)	Preliminary data.
(2)	Includes forestry.
(3)	Includes non-metallic mining.
(4)	Includes taxes on products and import duties.

Source: Central Bank.

Gross Domestic Product by Sector(1)

(percentage change from previous period, at constant 2007 prices)

	For the year ended December 31,
	2017	2018	2019	2020	2021
Primary production:
Agriculture and livestock(2)	2.9	7.7	3.5	1.0	3.8
Fishing	4.7	47.7	(17.2)	4.2	2.8
Mining and fuel(3)	3.4	(1.5)	0.0	(13.4)	7.4

Total primary production	3.3	2,1	0.5	(8.6)	6.1
Secondary production:
Manufacturing	(0.2)	5.9	(1.7)	(12.5)	17.8
Electricity and water	1.1	4.4	3.9	(6.1)	8.5
Construction	2.2	5.3	1.4	(13.3)	34.5

Total secondary production	0.6	5.6	(0.3)	(12.2)	21.7
Services:
Wholesale and retail trade	1.0	2.6	3.0	(16.0)	17.8
Other services(4):
Transportation, storage, mail and messenger services	4.3	5.4	2.4	(27.4)	18.0
Lodging and restaurants	1.6	3.9	4.3	(50.4)	43.4
Telecommunications and other information services	8.5	5.1	6.9	4.3	7.6
Financial services, insurance and pension funds	1.8	5.7	5.4	11.4	6.2
Services rendered to private enterprise	3.5	3.5	4.2	(18.4)	14.5
Government services and defense	3.6	4.4	3.3	4.3	4.2
Other	3.3	3.9	3.6	(7.8)	7.8
Taxes	1.6	3.8	2.3	(11.5)	18.5
Total other services	3.3	4.3	3.8	(10.3)	11.8

Total services	2.9	4.0	3.6	(11.3)	12.8

Total GDP	2.5	4.0	2.2	(11.0)	13.3

(1)	Preliminary data.
(2)	Includes forestry.
(3)	Includes non-metallic mining.
(4)	Includes taxes on products and import duties.

Source: Central Bank.

During 2017, GDP grew 2.5%, principally driven by growth in primary production, especially in the fishing and mining sectors, and growth in other services such as transportation and telecommunications. Growth of the non-primary sectors continued to be driven by internal demand that translated into higher growth rates in sectors like construction, as well as contraction in the commerce and services sectors, while telecommunications services showed robust growth.

During 2018, GDP grew 4.0%, principally driven by growth in secondary production, particularly in the manufacturing, construction, and electricity sectors, and growth in other services, such as telecommunications, financial services, and transportation. Growth of the primary sector was driven by growth in the fishing, agriculture and livestock sectors.

During 2019, GDP grew 2.2%, as compared to 2018. This result was primarily explained by the slower growth in primary production, driven by lower availability of anchovies and lower production of mining products, lower secondary production and a slowdown in growth of services.

During 2020, GDP decreased 11.0%, as compared to 2019. This was the first GDP decrease after 21 years of continued growth. The country has not had such a GDP decrease level since 1989, when it decreased 12.3%. Furthermore, the GDP decreased in general throughout all the productive sectors, except in the agriculture, livestock and fishing sectors. Primary production had an 8.6% decrease, while secondary production decreased 12.2%.

During 2021, GDP grew by 13.3%, as compared to 2020. GDP increased in general throughout all productive sectors, except for the hydrocarbons sector, which continued to decrease due to maintenance plans, failures in the natural gas plant, and problems with the communities. The non-primary sector grew 21.7 percent, as a result of increased activity in all subsectors, especially manufacturing and construction. The sectors with the highest average growth during the last decade of this century were construction (4.2%), electricity and water (4.0%) and services (3.8%).

Primary Production

Primary production in Peru comprises agriculture and livestock, forestry, fishing, mining and hydrocarbon extraction. Of these, the most important activities in terms of their contribution to GDP were agriculture and livestock, which, together with forestry, accounted on average for 5.8% of GDP in the period 2017-2021 and mining and fuel production accounted on average for 12.5% of GDP during the same period.

During 2017, primary production grew 3.3%, 8.4% slower than in 2016, due to decreased activity in the mining and livestock sectors. In terms of contribution to GDP, mining and fuel accounted for 13.5% in 2017, and agriculture and livestock for 5.4% in total, while the primary sector contributed 19.3% to GDP in 2017. In 2018, primary production grew 2.1%. Fishing, agriculture and livestock grew 47.7% and 7.7% respectively, partially offset by a decrease of 1.5% in mining and hydrocarbons sectors.

During 2019, primary production increased by 0.5% compared to 2.1% growth in 2018, due to 17.2% decreased production in fishing and mining. In terms of contribution to GDP, primary production contributed 18.6% to GDP, compared to 18.9% in 2019.

During 2020, primary production decreased by 8.6% compared to 0.5% growth in 2019, due to 13.4% decreased production in mining. In terms of contribution to GDP, primary production contributed 19.1% to GDP, compared to 18.6% in 2019.

During 2021, primary production increased by 6.1% compared to 8.6% decreased in 2020, due to 7.4% increased production in mining and fuel. In terms of contribution to GDP, primary production contributed 17.9% to GDP, compared to 19.1% in 2020.

The following table presents the production of selected primary goods for the periods presented.

Selected Primary Goods Production

(in millions of soles, at constant 2007 prices)

	For the year ended December 31,
	2017	2018	2019	2020	2021
Agriculture:
Cotton	60	113	144	49	44
Rice	2,545	2,906	2,606	2,805	2,836
Coffee	1,616	1,771	1,740	1,692	1,747
Sugar cane	553	608	641	616	578
Corn	1,366	1,451	1,436	1,359	1,460
Potato	2,169	2,319	2,434	2,491	2,555
Wheat	157	160	154	153	165

Vegetables	2,518	2,506	2,465	2,449	2,495
Fruits	4,155	4,648	5,379	6,025	6,778
Tubers	647	677	694	688	654
Other agricultural	4,421	4,881	5,060	5,070	5,245

Total crops	20,205	22,040	22,754	23,396	24,558

Livestock:
Poultry	7,200	7,743	8,088	7,907	8,036
Eggs	1,283	1,397	1,509	1,537	1,557
Milk	1,673	1,718	1,763	1,775	1,814
Lamb	408	410	412	395	404
Pork	747	782	821	805	843
Beef	1,614	1,623	1,650	1,573	1,608
Others	428	426	420	413	420

Total Livestock	13,353	14,098	14,663	14,405	14,682

Fishing	1,940	2,865	2,373	2,473	2,542

Source: Ministry of Production and MINAG.

Agriculture and Livestock

The Peruvian agriculture and livestock sector is dominated by small-scale producers. Approximately 16.8% of Peru’s land area is devoted to arable production and permanent crops. Subsistence farming predominates and productivity is low due to drainage and salinity problems, although productivity generally increased during the 1990s. The agriculture and livestock sector in recent years generally has grown at a rate higher than growth in GDP. Growth in the sector was, 2.7% in 2017, 7.7% in 2018, 3.5% in 2019, 1.0% in 2020 and 3.8% in 2021.

Peru’s main agricultural products are potatoes, corn, rice, coffee, fruits and vegetables, which together accounted for approximately 71.9% and 72.8% of agricultural production in 2020 and 2021, respectively. Peru’s traditional agricultural products include cotton, sugar, coffee and rice. Agricultural production has increasingly focused on non-traditional export products destined primarily for the winter markets of Europe and the United States. The northern coast of Peru is the main area for cultivation of non-traditional export crops such as asparagus, mangos, passion fruit and oranges. Animal husbandry – sheep, poultry and cattle – is predominant in the south.

Agricultural exports were a record U.S.$7.9 billion in 2021, representing an increase of 18.0% compared to 2020. This increase was primarily a result of exports of grapes (U.S.$1.3 billion), blueberries (U.S.$1.2 billion), and canned fruits and vegetables (U.S.$1.0 billion). Peru’s main agricultural export products are coffee, cotton and sugar, which together accounted for approximately 10.1% and 9.6% of agricultural production in 2020 and 2021, respectively. Other important export crops include cocoa, blueberries, coffee, quinoa and asparagus. In recent years, production of fruit, particularly mangos, grapes and avocados, for the export market has increased. Cotton, rice and sugar are produced for both the domestic and the export markets.

The following table provides the annual percentage change in production of selected primary goods for the periods presented.

Selected Primary Goods Production

(percentage change from previous period, at constant 2007 prices)

	For the year ended December 31,
	2017	2018	2019	2020	2021
Agriculture:
Cotton	(48.6)	89.4	27.6	(65.9)	(9.8)
Rice	(1.6)	14.2	(10.3)	7.6	1.1
Coffee	20.1	9.6	(1.7)	(2.8)	3.3

	For the year ended December 31,
	2017	2018	2019	2020	2021
Sugar cane	(4.4)	10.0	5.5	(4.0)	(6.1)
Corn	(0.1)	6.3	(1.1)	(5.4)	7.5
Potatoes	6.4	6.9	5.0	2.3	2.5
Wheat	0.4	1.8	(3.5)	(0.9)	8.2
Vegetables	1.6	(0.5)	(1.6)	(0.7)	1.9
Fruits	2.8	11.9	15.7	12.0	12.5
Tubers	0.3	4.7	2.5	(0.8)	(5.0)
Other agricultural	3.9	10.4	3.7	0.2	3.5

Total agriculture	2.5	9.6	3.2	2.8	5.0
Livestock:
Poultry	3.7	7.5	4.5	(2.2)	1.6
Eggs	3.6	8.9	8.0	1.9	1.3
Milk	3.0	2.7	2.6	0.7	2.2
Lamb	0.0	0.0	0.0	0.0	2.3
Pork	5.6	4.6	5.0	(1.9)	4.8
Beef	(0.8)	0.5	1.7	(4.7)	2.2
Other	0.0	0.0	0.0	0.0	1.9

Total livestock	2.8	5.6	4.0	(1.8)	1.9

Fishing	4.7	47.7	(17.2)	4.2	2.8

Source: Ministry of Production and MINAG.

The agriculture and livestock sector grew by 2.9% in 2017, notwithstanding the adverse effects of the El Niño Costero phenomenon that persisted during the first nine months of the year. This growth was primarily driven by agricultural exports and improved production by agroindustrial companies and higher domestic consumption. Higher rainfall resulting from the El Niño Costero patterns generated increased water volumes at the principal reservoirs in the North Coast of the country that were available for agricultural use. The agricultural sector also registered increased production of poultry, beef and pork, as well as higher volume of eggs and milk primarily for internal consumption.

In 2018, the agriculture and livestock sector grew by 7.7%, the highest rate in the last ten years, reaching historical levels in oriented products, both within the domestic market (potato, rice, plantain, tangerine, lemon, pineapple, choclo corn, and garlic) and the foreign market (coffee, olives, cacao, avocado, and blueberries), and in the poultry and fishing subsectors (meat and eggs). With this development, the sector has experienced 14 years of continuous growth. The prolonged growth is based on the sustained dynamism of agricultural exports, diversified agricultural goods products offerings, and of the poultry industry, whose permanent improvement of production processes make Peru the nineteenth largest producer of poultry meat in the world in 2017.

In 2019, the agriculture and livestock sector grew by 3.5% driven by increased production of agricultural products for domestic consumption (potatoes, bananas, casaba, citrus and pineapple) and exports (blueberries, mangoes, cacao, avocadoes and olives) and livestock, mainly poultry and eggs. The results for this year marks 15 consecutive years of growth of this sector, contributing 5.6% to GDP in 2019.

In 2020, the agriculture and livestock sector grew by 1.0% even with the pandemic underway, as part of the food supply chain. The agricultural sector has grown continuously for 16 years. This phase of growth for the sector has been mainly export oriented (a 7.2% increase since 2019).

In 2021, the agriculture and livestock sector continued its steady growth over the last 17 years and reached a rate of 3.8% in 2021. During the year, exports of blueberries, grapes and avocados remained steady and production of agricultural commodities increased due to the increase in palm oil and corn harvests (potatoes, bananas, mandarins, oranges and lemons), and the supply of poultry meat increased to meet domestic demand.

Fishing

Fishing is a small part of the Peruvian economy, contributing on average 0.5% to GDP between 2017 and 2021. Traditional fish products, however, are Peru’s third largest single export after mining and petroleum and natural gas, accounting for 6.7% and 6.1% of total exports in 2020 and 2021, respectively, considering both traditional (fish meal and fish oil) and non-traditional exports (frozen crustaceans and mollusks, frozen fish, and prepared and canned food).

In the late 1960s, Peru was the world’s leading fish producer. Its importance as a leading exporter of fishmeal declined during the 1970s and early 1980s due to ecological factors and the adverse impact of pervasive overfishing. Peru has since recovered its position as one of the world’s leading fishmeal producers and exporters.

Peru’s fish-processing industry consists primarily of the processing of anchovies into fishmeal. The industry has suffered frequently from the destruction of fish stocks caused by changes in oceanographic conditions. The Government, from time to time, imposes seasonal fishing bans based on factors such as marine wildlife conditions and fish processing capacity. Although these bans limit fishing extraction, their adverse impact on fishing production is outweighed by the increased stock of protected species.

In June 2008, the regulatory structure of the fishing sector was changed from a global quota system to an individual fishing quota system per fishing entity, in order to allow efficient investment in the sector by private sector investors.

Fishing for direct human consumption increased to 6.4% primarily due to increased catches for cured and canned fish, and for growth of the frozen fish market. Among catch for cured and canned fish, there was an increase in production of tuna, anchovies, mackerel, and swordfish; whereas the frozen fish market saw increases primarily in mackerel, anchovies, scallops, tuna, mullet, and sea urchin.

In 2017, the fishing sector grew 4.7% mainly as a result of higher catches of anchovy during the first half of the year. The distribution, volume and growth of anchovy stock were not adversely affected by the El Niño Costero phenomenon. Anchovy catches for industrial consumption grew from 2.7 million metric tons in 2016 to 3.2 million metric tons in 2017.

In 2018, the fishing sector grew by 47.7% compared to 2017, its fastest rate since 2011. This result was primarily due to the fruitful anchovy fishing seasons (April to June and November to January), with high instances of capture due to the lack of climate anomalies, which favored an adequate level of biomass for the species. In 2018, 6.1 million metric tons of anchovies were fished, the second highest catch after passage of fishing laws limiting the number of fish captured per trip (the LMCE law). Another factor influencing the larger catch was the transfer of the second fishing season of 2017 to January and February 2018, due to the observed dispersion of the biomass of the species in the second half of the year of 2017. Both the allotted quotas and the extraction percentages in 2018 were greater than for both seasons in 2017. In terms of percentage, the performance of 2018 was 91 percent greater than the year before.

In 2019, the fishing sector decreased by 17.2% as compared to 2018 primarily as a result of smaller catches of anchovy from 6.1 million tons in 2018 to 3.4 million tons in 2019.

In 2020, the fishing sector grew by 4.2% due to higher volumes of anchovy fishing in the north-center regions. The annual production increased from 3.4 million tonnes in 2019 to 4.3 million tonnes in 2020 (a 27.6% increase). During the second season of anchovy fishing a higher fishing quota was permitted, resulting in 2.5 million tonnes, doubling the 2019 season. Fishing for direct human consumption decreased due to the food consumption pandemic restrictions. The COVID-19 restrictions had a highest impact during the second quarter of 2020, reducing the exports of tuna and shrimp.

In 2021, the fishing sector grew by 2.8% due to higher volumes of anchovy fishing in the north center regions. The annual production increased from 4.3 million tons in 2020 to 5.2 million tons in 2021 (higher by 19.7%). This increase was mitigated by lower fishing for direct human consumption, associated with lower annual quotas for species such as albacore (lower biomass and annual quota) and jack mackerel.

Mining and Hydrocarbons

In 2017, mining and hydrocarbon production grew by 3.4%, driven by the mining subsector which grew by 4.5% despite the 2.4% contraction of the hydrocarbon subsector.

In 2018, the mining and hydrocarbons sector decreased by 1.5%, primarily due to less activity in metal mining production. This decrease is attributable to the lower production of metals, such as gold, copper, silver, lead, and molybdenum, as well as to the reduced extraction primarily of natural gas, due to the temporary closure of the processing plant at Las Malvinas for maintenance. The hydrocarbon subsector remained flat in 2018. While petroleum production increased by 12.1% in 2018, the production of hydrocarbons, like gas, decreased in 2018 as compared to 2017.

In 2019, the mining and hydrocarbons sector did not experience growth, with contraction in primary production (mining contracted 0.8%) which was offset by a 4.6% increase in hydrocarbons, driven primarily by an 8.4% increase in production of petroleum with the entry into production of Lot 95. The mining sector was affected by reduced production of gold and zinc.

In 2020, the mining and hydrocarbons sector decreased 13.4% in 2020, the sharpest decrease since 1989, due to a 13.5% decrease of metalic mining and an 11% decrease in the hydrocarbons sector. The decrease in those sectors was caused mainly by the COVID-19 restrictions imposed by the government during the second quarter. During the 10 years period from 2011 to 2021, the average 1.9% increase in the mining and hidrocarbon sectors was mainly due to the 6.7% increase in the productions of copper, 6.6% in molibden production and 5.2% in natural gas production.

In 2021, mining and hydrocarbon production grew by 7.4%, the highest growth rate in the last 5 years, driven by increased activity in metallic mining (9.7%), following the easing of COVID-19 restrictions. The hydrocarbons sector decreased 4.6% due to maintenance and failures at the Melchorita Plant, and social conflicts with local communities. From 2012 to 2021, the average growth of the mining and hydrocarbons sector (2.5%) was mainly due to the increase in copper (7.3%), molybdenum (6.0%) and iron ore (5.7%) production.

Mining

Peru is a leading producer of gold, silver, tin, copper, lead and zinc in Latin America. In 2021, mining constituted a small part of the country’s GDP, contributing 8.5% to GDP. Mineral products are Peru’s main export, and accounted for 60.9% of total exports by value in 2020 and 62.8% in 2021. Gold and copper accounted for 18.3% (U.S.$7.9 billion) and 30.4% (U.S.$13.0 billion) of total exports by value, respectively, during 2020 and for 16.0% (U.S.$10.1 billion) and 32.8% (U.S.$20.7 billion) of total exports by value, respectively, during 2021. In addition, copper accounted for 49.9% of total mining exports in 2020 and 52.2% in 2021.

Between 2017 and 2020, investment in the mining sub-sector totaled approximately U.S.$24.4 billion, with average annual investment of U.S.$4.8 billion. Investments during 2017, 2018, 2019, 2020 and 2021 were, U.S.$3.9 billion, U.S.$5.0 billion, U.S.$5.9 billion, U.S.$4.3 billion and U.S.$5.2 billion, respectively. The most important projects during the period from 2017 through 2021 were:

•	the Antamina copper and zinc project, with investments of U.S.$214.0 million in 2017, U.S.$276.0 million in 2018, U.S.$326.0 million in 2019, U.S.$318.5 million in 2020 and U.S.$481.4 million in 2021:

•

development of Anglo American Quellaveco, with investments of U.S.$164.3 million in 2017, U.S.$510.1 million in 2018, U.S.$1,343.5 million in 2019, U.S.$1,313.8 million in 2020 and U.S.$1,312.1 million in 2021;

•	Shougang Hierro Peru with investments of U.S.$285.3 million in 2017, U.S.$509.0 million in 2018, U.S.$81.3 million in 2019, U.S.$57.9 million in 2020 and U.S.$165.4 million in 2021;

•

the expansion of the Cuajone and Toquepala copper projects, with investments of U.S.$672.8 million in 2017, U.S.$614.8 million in 2018, U.S.$303.2 million in 2019, U.S.$240.0 million in 2020 and U.S.$338.7 million in 2021;

•	the Yanacocha gold mine, with investments of U.S.$49.1 million in 2017, U.S.$119.4 million in 2018, U.S.$180.6 million in 2019, U.S.$108.0 million in 2020 and U.S.$168.9 million in 2021;

•

the expansion of the Cerro Verde copper mine, with investments of U.S.$302.6 million in 2017, U.S.$285.1 million in 2018, U.S.$266.9 million in 2019, U.S.$152.3 million in 2020 and U.S.$163.4 million in 2021;

•	the expansion of the Chinalco mine, with investments of U.S.$127.2 million in 2017, U.S.$227.2 million in 2018, U.S.$412.7 million in 2019, U.S.$307.3 million in 2020 and U.S.$234.5 million in 2021;

•

the expansion of the MMG Las Bambas mine, with investments of U.S.$158.0 million in 2017, U.S.$213.3 million in 2018, U.S.$274.4 million in 2019, U.S.$205.7 million in 2020 and U.S.$231.5 million in 2021;

•	the expansion of the Milpo mine, with investments of U.S.$22.5 million in 2017;

•

the development of the Glencore Tintaya Antapaccay mine, with investments of U.S.$198.3 million in 2017, U.S.$189.2 million in 2018, U.S.$150.8 million in 2019, U.S.$61.2 million in 2020 and U.S.$264.0 million in 2021;

•

the expansion of the Hudbay Peru mine, with investments of U.S.$157.5 million in 2017, U.S.$38.5 million in 2018, U.S.$64.2 million in 2019, U.S.$72.2 million in 2020 and U.S.$142.6 million in 2021; and

•	the expansion of Marcobre S.A.C. mine, with investments of U.S.$51.6 million in 2017, U.S.$252.5 million in 2018, U.S.$741.5 million in 2019, U.S.$497.3 million in 2020 and U.S.$192.5 million in 2021.

During 2017, mining activity increased 4.5%, as compared to an increase of 21.2% in 2016. The 4.5% growth of the mining subsector was primarily attributable to growth of copper production, particularly at the Toromocho and Las Bambas mines, and production of zinc at the Atamina mine. The reduced growth rates of the sector relative to 2016 was due to the end of the positive effect on growth rates generated by the start of operations at the Cerro Verde and Las Bambas mines during the third quarter of 2015 that carried into 2016, generating 16.6% of growth of the mining sector in 2016.

During 2018, mining activity decreased by 1.7% due to a decrease in the production of gold, cooper, silver, zinc and molybdenum.

Gold production in 2018 decreased by 300 thousand ounces as compared to 2017, which represents a decrease of 6.1% compared to 2017. The fall is principally attributable to a smaller extraction by Barrick Gold and Buenaventura, and to increased bans on artisanal producers in Madre Dios. In Barrick Gold’s case, the Pierina gold mine is in the closing stage; while Lagunas Norte faces the depletion of minerals (which is expected to occur in 2020). On the other hand, the fall in production for Buenaventura was due to an internal resource redistribution policy, designed to resolve bottleneck issues in internal processes at Yanacocha, Orcopampa, and La Zanja.

The production of copper increased in 2018 to 2,371 thousand metric tons of fine copper (TMF), which decreased by 0.5% as compared to 2017. This is attributable to the decreased production by Las Bambas, offset by the increase in production at Antamina (4.6%) and Southern (8.3%), the last increase partially due to the start of operations expanding Toquepala in the last quarter.

Zinc production increased by 0.1% during 2018. This was primarily due to the fact that the largest extraction at Antamina was offset by decreased production at various other companies, particularly Nexa. Antamina produced an additional 34 thousand metric tons as compared to 2017, which represented a 7.5% increase. Nexa decreased production by 7.1% due to its redistribution plan which it started in the second quarter.

Iron production increased by 8.3% because of greater production by Shougang. The company decelerated its extraction rate during the last quarter in 2018 after directing resources to the expansion of the Marcona mine. Notwithstanding, it maintained positive growth as compared to 2017, when it faced a workers’ strike that lasted from the start of October to the middle of November.

During 2019, mining activity contracted by 0.8%, primarily as a result of decreased production of match and minerals.

Gold production in 2019 decreased by 379 thousand ounces equivalent to an 8.4% decrease compared to 2018, primarily due to lower extraction by Barrick and Buenaventura at the La Zanja mine. The Barrick mine Pierina was closed for schedule maintenance while the Lagunas Norte mine is nearing the end of its productive life cycle. The reduced production at the Buenaventura was due to a reallocation of resources to resolve an internal process at the Yanacocha, Orcopampa and La Zanja mines.

Copper production increased by 0.8% in 2019 compared to 2018 to 2,389 thousand fine metric tons. This increase was attributable to higher production by Southern Peru Copper Corporation as a result of the expansion of the Toquepala mine that peaked at production of 25,000 fine metric tons in May 2019, offset in part by the decreased copper production at most other mines including the Cerro Verde, Toromocho and Constancia mines.

Zinc production decreased by 4.7% during 2019 primarily as a result of lower production by Antamina which produced 110 thousand metric tons of zinc less than in 2018.

Iron production increased 6.1% in 2019 compared to 2018 as a result of the Marcona de Shougang extension unit even though production decreased in the first quarter of 2019 as a result of environmental factors.

Silver production during 2019 contracted by 7.2% compared to 2018.

Production of molybdenum grew by 8.6% in 2019 as a result of increased production at the Constancia, Cerro Verde and Southern mines. Production at Southern mine increased 45.5% due to the expansion of the Toquepala facility. Production at Antamina and Las Bambas was lower during 2019 as the Las Bambas facility was temporarily closed in the fourth quarter to undergo a revamping designed to increase its efficiency.

Accordingly to a report by the U.S. Geological Survey published in 2020, in 2019 Peru retained its global positions as key copper, gold and zinc producer, increasing its global market share by 1% compared to 2018. Peru placed in second place in terms of proven copper reserves.

During 2020, mining activity contracted by 13.8%, primarily due to the temporary restrictions from the pandemic imposed on March 2020. There was a recovery in the second half of 2020.

Gold production was reduced to 1,322 ounces during 2020, a 32.0% decrease. This was the result of a general restriction on the activity due to the pandemic. The production decrease at Yanacocha and Buenaventura mines was due to such restrictions, added to a decrease in the level of gold concentrations.

Copper production was 2,086 fine metric tonnes (FMT) during 2020, a 12.7% decrease. In general the decrease was due to the pandemic restrictions. However, Southern Peru Copper Corporation and Toromocho-Chinalco increased their production due to their expansion at the Toquepala and Toromocho projects.

Zinc production was reduced 5.3% during 2020, with a reduction of small and medium size mining projects. However, Antamina increased its production 125,000 FMT due to higher levels of mineral, an increase of 34.3%. Nexa Resources and Volcan Compania Minera decreased their production during the pandemic restrictions but reinitiated their operations during the second phase of the economic reopening starting May 2020.

Iron production decreased 12.1% due to the lower production of Shougang. Molibden production increased 5.7% due to the extraction at Toromocho, Southern and Las Bambas. The production of silver decreased by 22.5% and the production of lead decreased by 21.9%, while the tin production increased by 4.0%.

During 2021, mining activity grew by 9.7%, primarily due to a decrease in COVID-19 restrictions.

Gold production grew by 274 thousand ounces compared to 2020, which represented a growth of 9.7%. This result was due to a recovery of most of the companies, which were authorized to operate after the lifting of the confinement measures of the previous year. On the other hand, the lower extraction of Yanacocha and Barrick Misquichilca (now Boroo Misquichilca) was due to certain applicable laws, and because the Lagunas Norte unit is in depletion.

Copper production amounted to 2,223 thousand FMT in 2021, an increase of 6.5% over the previous year, which is explained by the increased activity of most mines, after the sanitary restrictions were imposed. However, Las Bambas experienced lower production due to the constant blockades in the southern mining corridor, while Southern Peru Copper Corporation’s results were similar due lower ore grades.

Zinc production increased 14.8% in 2021, due to higher extraction from large and medium mining. Antamina increased its production by 41 thousand FMT, reaching 533 thousand FMT (highest level in the mine’s history). Meanwhile, medium mining showed a higher extraction compared to the previous year, given that in 2020 these mines stopped their activities from mid-March to May.

Iron production grew 36.6% due to higher supply from Shougang, especially driven by certain applicable law and the expansion of Marcona. Molybdenum production grew 6.1% due to higher mining, with the exception of Antamina and Constancia.

In 2021, silver and lead production increased 21.5% and 9.3%, respectively, while tin production grew by 30.7% due to the Minsur project.

Hydrocarbons

The hydrocarbons sub-sector, which encompasses petroleum and natural gas production, currently constitutes a minor part of the Peruvian economy. Petroleum companies operating in Peru are oriented towards the exploration and development of oil fields located mainly in the Amazon jungle. A major part of Peruvian production consists of heavy crude oil that is primarily exported and light crude oil that is used in local refineries. Petroleum products for industrial and residential use are supplemented with imports. Between 2017 and 2020, petroleum production increased due to increased capital investments by new petroleum companies entering the Peruvian petroleum market, leading to the drilling, evaluation and exploration of 590 new wells in Peru during this period.

As of December 31, 2018, Peru had approximately 10.6 trillion cubic feet of proven reserves of natural gas of which approximately 4.3 trillion cubic feet was developed in 2018. Natural gas production decreased approximately 14.1%, from 494.4 billion cubic feet in 2016 to 424.8 billion cubic feet in 2020.

Peru’s natural gas reserves are concentrated in the Camisea gas field, which is located approximately 300 miles east of Lima. In February 2000, the Government granted a 40-year operating concession over the Camisea gas field to the private consortium Pluspetrol-Hunt Oil-SK Corporation. Under the concession, the Government receives royalties equal to 37.2% of the profits generated by the project. In October 2000, the Government granted concessions over the distribution and transportation of Camisea’s natural gas to a private consortium led by the Argentine company Techint. The Camisea natural gas project officially began operation in the first week of August 2004.

The Camisea project, which includes drilling, transporting, processing and selling of natural gas, contributed 81.0% of the natural gas production and 85.7% of the liquid hydrocarbon output in 2020. The Camisea project decreased Peru’s production of natural gas by 10.7%, to 1.161 billion cubic feet per day in 2020, as compared to 1.299 billion cubic feet per day in 2019.

On September 7, 2004, Perú-Petro, Peru’s state-owned hydrocarbons investment company, signed an agreement with a consortium including the members of the Camisea consortium (Pluspetrol-Hunt Oil-SK Corporation), Tecpetrol and Sonatrach, providing for a U.S.$500.0 million investment in the development of Peru’s block 56 gas field, located northeast of the Camisea development in the Amazon region in central Peru. Block 56, called Pagoreni or Camisea-2, has 3.4 trillion cubic feet of proven gas reserves and 227.0 million barrels of natural gas liquids. Development of the Pagoreni gas field commenced in June. In October 2008, the Pagoreni gas field started production with a total investment of approximately U.S.$872 million.

In 2016, Perú-Petro contributed 33.2% of the natural gas production and 32.5% of liquid hydrocarbon output in 2017, 29.0% of the natural gas production and 28.8% of the liquid hydrocarbon output in 2018, 29.1% of the natural gas production and 29.2% of the liquid hydrocarbon output in 2019, 31.3% of the natural gas production and 26.9% of the liquid hydrocarbon output in 2020, and 30.6% of the natural gas production and 21.7% of the liquid hydrocarbon output in 2021.

In 2003, the project to build and operate a U.S.$3.8 billion liquid natural gas, or LNG, plant, marine loading terminal and gas supply pipeline was granted to Peru LNG, a special-purpose vehicle owned by Hunt Oil Company, which owns a majority stake in the entity and also is the operator, SK Energy, Repsol YPF and Marubeni. The project was completed in May 2011. The project produces LNG from natural gas sourced from Camisea blocks 56 and 88 and is exported to Mexico. It is projected that revenues from exports will be over U.S.$1.4 billion a year through 2027. The supply contract with Mexican offtakers is for a term of 15 years and provides that Peru LNG will supply an aggregate of 4.2 trillion cubic feet of liquefied natural gas during the term of the contract.

In 2017, the hydrocarbons subsector continued to contract by 2.4% compared to 2016, mainly as a result of lower production of natural gas and liquefied gas, which recorded reduced volumes of 7.7% and 7.4%, respectively. Natural gas production was affected by reduced volumes from Camisea blocks 56 and 88 which are operated by Pluspetrol. Production of petroleum recovered after two years of contraction, growing by 7.8% in 2017, principally as a result of increased production at Camisea block 8, which re-initiated operations in February 2017 following temporary suspension from September to November 2016 in the face of protests by local indigenous communities. Petroleum production remained below the levels of 69,000 barrels per day recorded in 2014.

In 2018, the hydrocarbon subsector remained flat. While petroleum production increased by 12.1% in 2018, the production of hydrocarbons, like gas, decreased in 2018 as compared to 2017. The growth of petroleum production is primarily due to increased production at Lots X (located in Piura) and 192 (located in Loreto). Production at Lots X increased from 11.2 thousand to 13.2 thousand barrels a day, due to a higher number of wells in operation. In the second lot, the recovery was due to the recent renewal of activity at Oleoducto Norperuano, in February 2017, after a year of standstill. As such, starting in September 2018, it operated at levels unseen since 2014 (approximately 12.5 thousand barrels per day), notwithstanding, the pipeline was damaged in December 2018.

The 1.7% decrease in gas production and the 5.8% decrease in hydrocarbon production are primarily attributable to the breakage of pipe at Transportadora de Gas de Peru (TGP) in February 2018, and to the temporary closure of the processing plant at Las Malvinas for maintenance in the Camisea plant in August 2018, which affected the production of Lots 56 and 57. The production of non-ferrous metal refining increased, in line with copper cathodes of Cerro Verde. On the other hand, petroleum refining decreased, particularly at the Pampilla Refinery, which decreased industrial oils and diesel petroleum output, and at Plusperol, which decreased production of diesel and natural gas.

In 2019, the hydrocarbon sector grew 4.6% as compared to 2018, particularly petroleum production which grew by 8.4% compared to 2018. This growth in production was due to the entry into operation of Lots 95 which resulted in increased oil production by an average of 9,000 barrels per day in December. Natural gas production increased by 5.6%, liquefied natural gas increased by 1.5%, primarily as a result of increased production at Lot 88 for internal market and 56 Lot for export.

In 2020, the hydrocarbon sector decreased 11.0% due to a decrease of production of all its subproducts, along with a price decrease of 24.9%. Oil production decreased due to the suspension of Lots 192, 8 and 67, due to the restriction on activities to the Norperuano pipeline. Additionally the concession to Frontera Energy in site 192 was also terminated.

The 10.4% decrease of gas production was due mainly to a minor extraction from site 88, originated in the weak domestic demand during the second quarter as the pandemic restrictions were imposed. Furthermore, the production of gas liquids decreased 1.8% due to diminished production at site 56. However, the 2020 US Geological Survey mantained Peru’s ranking within the global production of copper, gold and zinc.

In 2021, the hydrocarbons subsector decreased by 4.6% drop in 2021, due to lower production in all its components. The 3.5% decrease in oil production was due to the stoppage in Lots 192, 8 and 67. In the case of Lot 192, the concession of the lot in charge of Frontera Energy ended in September 2020, while Lot 67 resumed operations from March to November 2021. In November 2021, operations were again interrupted due to conflicts with local communities. The operation of Lot 8 was suspended after Pluspetrol Norte announced its liquidation.

The 5.4% decrease in production of natural gas and 4.8% decrease in production of natural gas liquids were due to the failures at the Melchorita Plant that affected the results of lots 56 and 57. Meanwhile, the supply of lot 88 showed a 19.8 % growth, driven by higher domestic demand.

Secondary Production

Manufacturing

The principal components of the manufacturing sector are:

•	primary manufacturing, consisting principally of:

•	processing sugar;

•	processing meat products;

•	producing fishmeal, fish oil and other fish products;

•	refining non-ferrous metals; and

•	refining petroleum; and

•	non-primary manufacturing, consisting principally of:

•	producing food, drinks and tobacco;

•	producing textiles, leather products and footwear;

•	producing paper products;

•	producing chemical, rubber and plastic products;

•	refining non-metallic minerals;

•	producing iron and steel; and

•	manufacturing machinery, equipment and metal products.

In 2017, the manufacturing sector contracted by 0.2% compared to 2016, mainly as a result of a 0.9% reduction in non-primary production attributable to lower textile production that resulted from reduced textile exports and lower output of capital goods for domestic consumption. Primary manufacturing grew by 1.9% in 2017 compared to 2016.

In 2018, the manufacturing sector grew by 5.9% as compared to 2017, primarily due to primary manufacturing activity, which grew by 13.2%, and primary non-manufacturing activity, which grew by 3.7%.

In 2019, the manufacturing sector decreased by 1.7% compared to 2018 primarily as a result of reduced primary activity and lower non-primary manufacturing activity.

In 2020, the manuracturing sector decreased by 12.5% due to lower activity in both primary and non-primary subsectors caused by the restrictions enacted to fight the COVID-19 pandemic.

In 2021, the manufacturing sector grew by 17.8%, due to the higher activity of the primary and non-primary subsectors, accentuated by the statistical effect of comparing with the low production of the previous year, caused by the COVID-19 pandemic.

Primary manufacturing

In 2017, the primary manufacturing sector grew 1.6% compared to 2016, mainly as a result of (i) increased production in the fishing sector, principally fishmeal and fish oil which was driven by increased availability of anchovies and (ii) higher production of petroleum particularly at the La Pampilla refinery that increased its installed processing capacity from 95,000 barrels per day to 117,000 barrels per day while reducing sulphur levels. These increases were offset by (i) reduced refining volumes of non-ferrous metals, particular copper cathodes from Cerro Verde that resulted from reduced availability of copper oxides, (ii) lower volumes of refined zinc from the Cajamarquilla refinery which suspended operations in March and April as a result of inclement weather generated by the El Niño phenomenon, and (iii) lower production of milled rice and sugar which were both affected by the adverse climate generated by El Niño.

In 2018, the primary manufacturing sector grew by 12.9%, due to increased activity in the fishing industry, mainly fishmeal and fish oil, as anchovy catches increased. Production of rice increased as a result of the improvement in agricultural processes and sugar production increased due to greater availability of sugar cane, as both were recovering from the adverse effects of the El Niño Costero that started in 2017. Similarly, the production of refined metals increased in line with the higher production of copper at Cerro Verde.

In 2019, primary production decreased by 8.5% compared to 2018, mainly as a result of (i) reduced production in the fishing sector, principally production of fishmeal and fish oil, resulting from lower catches of anchovies in both seasons in the North-Central basin, (ii) lower problem production in particular lower refining by Petroperú and Repsol and (iii) lower production of copper at the Southern mines that were temporarily shut down for biannual maintenance.

In 2020, primary production decreased by 2.0% due to decreased production of refined petroleum products caused by the closing of the Talara refinery for renovation. This decrease was offset by increased production of fishmeal from the larger anchovy catches. In the past decade, the primary manufacturing activities with the greatest increases were fishmeal and fish oil, which increased 8.3%, and canned and frozen fish products, which increased 7.4%.

In 2021, the primary manufacturing sector grew by 1.9% due to higher refined oil production by Repsol, Pluspetrol and PetroPeru, as well as higher fishmeal processing as a result of better anchovy catches. This growth was tempered by lower copper refining by Southern, due to scheduled maintenance in November 2021. In the last 10 years, the primary manufacturing activities with the greatest dynamism were canned and frozen fish (4.0%), non-ferrous metal refining (3.1%) and meat products (3.1%).

The following table provides information regarding primary manufacturing production for the periods presented.

Primary Manufacturing Production

(percentage change from previous period, at constant 2007 prices)

	For the year ended December 31,
	2017	2018	2019	2020	2021
Peeled rice	(4.0)	15.4	(8.7)	7.1	1.8
Sugar	(5.5)	9.5	1.1	0.1	(8.2)
Meat products	2.9	6.4	3.1	(2.7)	1.5
Fishmeal and fish oil	13.6	95.5	(44.1)	31.7	16.5
Canned and frozen fish products	(0.1)	10.4	44.3	2.6	5.1
Refining of non-ferrous metals	(2.7)	1.9	(2.4)	(0.5)	(4.6)
Petroleum refining	8.6	(6.6)	(8.0)	(32.9)	8.5
Overall change	1.6	12.9	(8.5)	(2.0)	1.9

Source: INEI and Central Bank.

Non-primary manufacturing

In 2017, non-primary manufacturing contracted 0.9% mainly due to the impact of El Niño which interrupted transportation and interfered with the supply chain and productive activity as roads, bridges and infrastructure were damaged or destroyed. Domestic consumption grew 0.2% primarily due to the increased manufacturing of footwear, food and paper products, partially offset by reduced production of consumer products such as toiletries and cleaning supplies that were impacted by the relocation of one of the principal production facilities to Colombia. Exports in the sector contracted 1.9% mainly due to the lower production of textiles, leather and woven goods which recorded a slight recovery in the final months of 2017, while manufacturing inputs decreased 3.2% due to lower production of wood products. Capital goods decreased 0.4%, primarily due to lower production of machinery and equipment given reduced demand for electric panels and cable that was impacted by competition from imports.

In 2018, non-primary manufacturing reversed the production trend of the last four years increasing by 3.4% compared to 2017, a rate equal to that observed in 2013, and higher than the average of the last ten years (2.0%). The recovery of non-primary manufacturing, as compared to its performance in the period 2014-2017, is attributable to three factors. First, the recovery of private investment, principally in the mining sector, which is linked to areas such as metal production, electric machinery, industrial services and explosives. Second, there has been a recent an increase in non-traditional exports in areas, which had been impacted by greater foreign market competition, such as clothing, processed wood, and manufacturing. Third, there has been a recent an increase in domestic demand, which is reflected in the growth of areas such as furniture, medicine, and manufactured products.

In 2019, non-primary production increased by 1.0% compared to 2018. Investment in non-primary production increased 2.9%, particularly the production of steel products used in commercial and residential construction, in industrial services, capital goods and machinery, in transportation equipment including ships, and automobile maintenance equipment. Consumer consumption grew by 1.9% in 2019 driven by increased production of plastic products, animal feed, wheat grain, pesticides and processed wood products. Exports decreased by 3.0% due to of decreased export volumes of textiles, woven goods and the products, resulting from lower external demand, offset in part of higher exports of food and preserves, especially asparagus.

In 2020, non-primary production decreased by 16.4% compared to 2019, the largest decrease since 1989, due to the pandemic restrictions. Investment decreased 27.1%. The production of metals, industrial servicees, transportation and construction materials and electric machinery were suspended during the second quarter and recovered slowly. Mass consumption decreased 9% and was less severely impacted by the pandemic. Products of mass consumption were among the first to recover, including first need products like medecines and toiletries and cleaning products. Furniture and alcohol products recovered first and at a fast pace ending with growth during 2020. Products related to general supplies decreased 17.2% due to a decrease production of processed wood, leather, glass, paper, among others. Export related products decreased 25.1% due to a decrease in textile products and a weaker global demand.

In 2021, non-primary production increased by 24.6% by comparison with the lower supply during 2020 due to the COVID-19 restrictions. Investment-oriented sectors increased by 43.1% as a result of the comparative base effect as they were most impacted by the pandemic. In particular, machinery and equipment manufacturing, construction materials, industrial services, metal products, and iron and steel manufacturing grew the most in response to the shutdown during most of the second quarter of 2020.

Sectors related to mass consumption grew 16.7%, as they were the least affected by the pandemic and the first to be reactivated in 2020, and therefore the statistical effect was lower. These sectors include good such as miscellaneous products, furniture, beer and malt, carbonated beverages and bakery foods.

Supply-related sectors increased 21.6% due to higher production of rubber, natural essences, processed wood, printing, and glass, among other products. Export-related areas rose 24.9% due to higher production of yarns, fabrics, finished products, aritificial fibers, and knitted and woven fabrics, as a result of higher external demand due to the international economic recovery.

The following table provides information regarding primary manufacturing production for the periods presented.

Non-Primary Manufacturing Production

(percentage change from previous period, at constant 2007 prices)

	For the year ended December 31,
	2017	2018	2019	2020	2021
Food and drinks	1.6	2.0	7.1	(4.2)	12.1
Textiles, leather products and footwear	1.8	(2.5)	(6.0)	(33.5)	29.2
Wood and furniture	(12.6)	10.1	6.5	0.5	33.9
Paper products	(1.4)	0.1	(7.2)	(17.2)	9.1
Chemical, rubber and plastic products	(3.2)	3.2	(0.1)	(4.9)	13.4
Non-metallic minerals	(1.4)	1.8	2.7	(23.3)	40.5
Iron and steel production	5.5	1.8	1.4	(21.5)	45.4
Equipment and metal products	(1.0)	9.4	2.5	(26.9)	47.2
Other	12.2	22.2	(0.9)	(44.6)	70.8
Industrial services	(4.4)	11.2	9.1	(37.6)	49.4
Overall change	(0.9)	3.4	1.0	(16.4)	24.6

Source: INEI and Central Bank.

Construction

In 2017, construction activity grew 2.2% as investment grew in the second half of the year following a slowdown caused by the El Niño impact that reduced the rate of public investment during the first half of the year. The recovery in construction investment resulted in increased consumption of cement, which increased by 0.3% for residential and commercial centers as well as public works, which increased by 7.5%.

In 2018, the construction sector grew 5.3% and contributed 5.9% to GDP. The growth was associated with the advance of public works projects, for the development of real estate and commercial and business areas, which increased 9.6%. Domestic cement consumption recorded an increase of 4.0% due to the increased demand by the mines Las Bambas, Automina and Shougang Peru.

In 2019, the construction sector expanded by 1.4% and contributed 5.9% to GDP. This growth was mainly due to higher domestic consumption for cement which increased by 4.6% compared to 2018 driven by the development of residential real estate projects and commercial and business centers, offset in part by a 7.0% decrease in public works projects during the year.

In 2020, the construction sector contracted by 13.3% due to the 13.0% decrease in cement domestic consumption and of 17.7% in construction projects. This decrease was a consequence of the general pandemic restrictions and the suspension of the economic non-essential activities, including construction. As the restrictions were progressively relaxed following certain phases, including phase 1 for production and supply of cement and construction projects with national interest, and later during phase 3 the general opening of construction projects both public and private. The public investment in construction projects decreased 33.2% for the national government, 15.0% for the regional governments and 15.0% for the local governments.

In 2021, the construction sector expanded by 34.5% and contributed 6.8% to GDP. This growth was mainly due to self-construction and public and private works. During this year, domestic cement consumption, which is the main indicator of the sector’s activity, increased 36.8% compared to 2020.

Electricity, Water and Gas

From 2017 to 2020, the electricity, water and gas sector contributed 1.8% on average to GDP.

In 2019, the electricity, water and gas sector increased by 3.9%, mainly due to a 4.0% increase in the electricity subsector, a 15.2% increase in the gas subsector and a 1.9% increase in the water subsector.

In 2020, the electricity, gas and water sector decreased by 6.1%, which can be explained by a decrease in electricity (7%) and gas (15.6%) sub-sectors, while the water sub-sector increased 1.6%.

In 2021, the electricity, gas and water sector increased by 8.6%, which can be explained by an increase in electricity (9.6%) and gas (17.8%) sub-sectors, while the water sub-sector increased 0.2%.

Electricity

The electricity sub-sector in Peru was traditionally under the control of the public sector until Peru deregulated and privatized the industry in the early 1990s. The deregulation and privatization of the electricity sub-sector included segregating it into production, distribution and transmission. The Government initially focused most of its deregulation and privatization efforts in energy production and distribution segments, but gave open access to Peru’s transmission grid. The Government also granted concessions of the Mantaro-Socabaya transmission line in 1998 and of its Southern Power Grid in 1999. In 2001, concessions for the construction, maintenance and operation of power lines were granted to La Oroya-Paragsha-Antamina and Aguaytía-Pucallpa. Growth in the electricity sub-sector has resulted primarily from the expansion of the power grid, lower fuel prices and the introduction of more efficient centers to the system.

In 2017, the electricity sub-sector grew 1.5% compared to 2016 in terms of total energy produced. Total generation by hydroelectric plants grew 20.0% driven primarily by higher levels of water available at four of the principal generating facilities, while thermoelectric power generation decreased by 16.4%.

In 2018, the electricity sub-sector grew 4.1%. Electricity production reported that public consumption of hydroelectric power reached 29,986 GWh, which compared to 2017, increased by 5.6%, due to greater production at the Chimay, Yanango, Cerro de Aguila, Callahuanca, Huampani, Huinco, Matucana, Moyopampa, Charcani I, II, III, IV, V and VI, Cheves, Cahua, Canon del Pato, Carhuaquero, Chaglla, Yuncan and Quitarasa hydroelectric plants.

Following the same pattern, non-conventional renewable energy (wind and solar) recorded in 2018 a 65.3% increase, principally due to the start of wind park Tres Hermanas with a potency of 97 MW (megawatts), located in Ica. At a disaggregated level, wind energy increased 40.14% (located in Ica, La Libertad, and Piura), and solar energy increased by 158.4% (located in Tacna, Moquegua an Arequipa).

The total national breakdown, per source type was: hydraulic 57.2%, thermal 38.4% and non-conventional renewable energy (wind and solar) 4.2%.

The following companies increased production in 2018: Termochilca, Termoselva, Kallpa Generación, Enel Piura, San Gaban and EGEMSA.

In 2019, the electricity sub-sector grew 2.6% compared by to 2018, with consumption of hydroelectric power reached 30,768 GWh as the principal hydroelectric plant increased production, while consumption of thermoelectric power increased by 5.6% to 21,258 GWh with increased production at the five principal thermoelectric plants.

In 2020, the electricity sub-sector decreased by 7.0%, due to the annual production decrease from hydroelectric (2.8%) and termal (14.7%) power plants. On the other hand, renewable energy production (wind and solar) increased 7.2%.

The total national breakdown, per source type was: public hydraulic 59.1%, public thermal 35.8% and renewables (wind and solar) 5.1%. The privately generated electricity accounted for 63.2%, the public companies 19.8% and other type of source 17.0%. The main private contributors to the system were Colvin Peru SA, Huallaga and Statkraft Peru Holding SAC.

In 2021, the electricity sub-sector grew by 9.6%, with consumption of hydroelectric power reaching 31,292 GWh, a 4.7% increase compared to 2020.

The total national breakdown by source was: public hydraulic energy (56.4%), public thermal energy (38.9%) and non-conventional renewable energy (wind and solar) (4.7%).

In order to meet the country’s electricity demand for clean energy, the Duna and Huambos wind power plants in the province of Chota (Cajamarca region) were inaugurated in 2021, bringing Peru’s total installed capacity to 408 megawatts (MW).

The following table provides information regarding the development of the electricity sub-sector for the years shown.

Principal Economic Indicators for the Electricity Sector

	For the year ended December 31,
	2017	2018	2019	2020	2021
Production of electricity sector (in GW/hr):
Thermal	20,458	19,220	20,313	17,431	20,766
Hydroelectric	28,123	29,358	30,168	29,703	31,158
Wind	1,065	1,494	1,646	1,803	1,811
Photovoltaic	227	745	762	778	802

Biomass				304	356

Total generation	49,873	50,817	52,889	50,021	54,892
Losses, transmission and distribution (in GW/hr)	3,040	4,531	4,320	4,086	4,018
Energy production (in millions of U.S.$)	1,606	1,755	1,703	1,756	2,144
Energy sale income (in millions of U.S.$)	4,422	4,780	5,054	4,968	4,792
Consumption by economic sector (in GW/hr):
Residential	9,261	9,548	9,819	10,072	10,324
Industrial	27,820	29,509	31,010	27,998	31,950
Government	989	1,040	1,117	1,137	1,169
Commercial	5,911	5,540	5,279	4,221	4,507

Total consumption	43,981	45,637	47,225	43,427	47,950

Source: OSINERGMIN, COES.

Water

The Government is responsible for water and sanitation services in Lima while Peru’s various municipalities are responsible for providing water and sanitation services in the urban and suburban areas of their respective jurisdictions. The central and municipal governments designate special service companies, which may be private, government-owned or mixed ownership, to provide water and sanitation services. In rural areas, communal administrative commissions are in charge of providing water supply and sanitation services. The provision of sanitation water services is regulated by the Superintendencia Nacional de Servicios de Saneamiento, or National Superintendence for Sanitary Services.

In 2017, water production decreased 0.6% mainly due to the reduced production at the Sedapar, Sedalib, EPSEL, EPS Grau and Seda Chimbote facilities.

In 2018, the water sub-sector grew by 4.0% due to increased production by Sedapal (4.3%), Sedapar (8.7%), EPS Grau (7.2%), Epsel (6.3%), Seda Chimbote (2.6%), and Sedalib (0.6%). In 2014, water production grew 1.5% and in 2015 by 3.4% due to increased production of potable water at Seda Chimbote (4.2%), Sedalib (3.4%), Sedapar (3.4%), Sedapal (3.7%) and EPS Grau (0.3%), partially offset by a 1.6% decrease in the activity of the Lima and Callao wells.

In 2019, the water sub-sector grew by 1.9% due to the increased production by Sedapal (2.6%), Sedapar (3.8%), Epsel (2.2%) and Sedalib (2.1%). Increased water production at Sedapal resulted from higher activity at treatment facilities (3.6% growth) while well water production decreased 1.2% at the Lima and Callao wells.

In 2020, the water sub-sector grew by 1.59%, driven mainly by the higher export production of the following companies: Sedapal 1.14%, Seda Chimbote 11.31%, Sedalib 2.48% and EPS Grau 7.16%. On the other hand, these companes decreased their production: Epsel had a production decrease of 1.7% and Sedapar a production decrease of 0.16%. Sedapal’s increase was due to an increased production in the Lima and Callao Lots.

In 2021, the water sub-sector grew by 0.2%, due to higher production volumes in Sedapar (6.2%), Sedalib (0.1%) and EPS Grau (1.7%), while production decreased in Sedapal by 0.4%, Seda Chimbote by 4.1% and Epsel by 3.9%.

Gas

In 2017, the distribution of gas contracted by 5.6% mainly as a result of lower demand from electricity generators which contracted by 12.0% and reduced distribution of vehicular natural gas that decreased by 0.9%. In 2018, the gas sub-sector grew 22.5% due to increased demand by electric generators by 30.2%, by the industrial sector by 11.0%, and by the distribution of vehicular natural gas (Gas Natural Vehicular (GNV)), which increased 8.3%.

In 2019, in the gas sub-sector, gas distribution increased by 15.2% compared to 2018 driven by a 21.7% increase in demand from electricity producers and 1.0% increase from industrial users, while natural gas distribution for automobiles increased 1.4%.

In 2020, in the gas sub-sector, gas distribution decreased 15.6%, due to decreases of 16.0% in the distribution to power plants, of 15.2% in the distribution to the industrial sector, and of 25.5% in the distribution to vehicular natural gas. The supplying company Calidda decreased its supply by 17.1% with a supply share of 91.9%, Contugas decreased 1.5% with a share supply of 7.0%, and Quavii increased its supply by 91.9% with a share supply of 1.1%. Calidda operates in Lima and Callao, Contugas operates in Ica department, and Quavii operates in the cities of Huaraz, Chimbote, Trujillo, Pacasmayo, Chiclayo, Lambayeque and Cajamarca.

In 2021, in the gas sub-sector, gas distribution increased by 17.8% due to higher distribution to the industrial sector (category E) by 23.4%, to electricity generators (category GE) by 17.6% and vehicular natural gas distribution by 2.4%. Calidda’s gas distribution increased by 19.5% with a share supply of 93.1%, Contugas’ distribution grew by 0.1% with a share supply of 6.0%, while Quavii decreased its supply by 5.7% and a share supply of 0.9%. Calidda concentrates its operations in Lima and Callao; Contugas covers Ica; and, Quavii distributes to the cities of Huaraz, Chimbote, Trujillo, Pacasmayo, Chiclayo, Lambayeque and Cajamarca.

Services

Wholesale and Retail Trade

Wholesale and retail trade grew 1.0% in 2017, 2.6% in 2018, 3.0% in 2019, 16.0% in 2020 and 17.8% in 2021. During the five-year period from 2017 through 2021, this sector contributed on average 10.6% per year to GDP, making it the third most important sector of the economy.

In 2017, wholesale and retail trade increased by 1.0% driven mainly by an increase of 1.1% in wholesale and retail trade and of 1.0% in vehicle maintenance and repairs. In 2018, wholesale and retail trade increased by 2.6% compared to 2017 however, the automotive industry recorded a decrease. Wholesale trade grew 3.3%, primarily due to the good performance of fuel sales to productive sectors like construction, mining, and industry, which was due to an increase in receiving public and private contracts, and because of greater distribution to the retail sector (service stations). The retail sector registered a 2.8% increase due to a higher level of supermarket, superstore, minimarket, and bodega sales, primarily attributable to increased demand for necessity goods and the capturing of corporate clients. The automotive trade shrank by 1.55% due to the decrease in sales, maintenance, and repair of automotive vehicles, like trucks, buses, and minibuses.

In 2019, wholesale and retail trade increased by 3.0% compared to 2018 driven by increases of (i) 3.4% in wholesale trade primarily as a result of higher sales of machinery and health equipment and sales of industrial equipment designed to make retail trade more efficient at both public and private enterprises, (ii) a 2.9% increase in retail trade driven by higher sales of pharmaceutical and medical products, cosmetics and toiletries, automobiles and gas, and other consumer products including food products, alcohol and tobacco and (iii) a 0.3% increase in sales of new cars and car parts and accessories, including vehicle maintenance and repairs.

In 2020, the wholesale and retail trade decreased by 16.0%, due to decreases in (i) wholesale (15.0%), (ii) retail (17.3%) and (iii) automobile (20.3%). These decreases were a consequence of the pandemic restrictions and the sector started a recovery as the economy reopened.

In 2021, wholesale and retail trade increased by 17.8%, driven mainly by the improved performance of wholesale trade, retail trade and automotive trade, due to the gradual reopening of economic activities. Wholesale trade increased by 18.3%. Retail trade increased by 13.4%, due to the increase in sales of hardware, paints and glass products, as a result of the demand for home improvement products (cement, iron, ceramics, flat and tempered glass). The motor vehicle trade grew by 32.6%, mainly due to increased sales of motor vehicles, in line with the economic reactivation, and at the same time the sale of motor vehicle parts, pieces and accessories and the maintenance and repair service of motor vehicles grew.

Other Services

The private sector in Peru offers a variety of services constituting the “Other Services” sector of Peru’s economy that in aggregate is an important part of the Peruvian economy. The Other Services sector includes services to companies, government services, transportation and communication, healthcare and education services, tourism and financial services. In aggregate, this sector grew 3.3% in 2017, 4.3% in 2018, 3.8% in 2019, decreased 10.3% in 2020 and grew 11.8% in 2021.

The “Other Services” sector accounted for 49.7% of GDP in 2017, 49.9% of GDP in 2018, 50.6% in 2019, 51.0% in 2020 and 50.3% of GDP in 2021.

Transportation, Warehousing and Telecommunications

The transportation, warehousing subsector and telecommunications and other information services sub-sector has grown each year since 2008 due to sustained domestic demand for telephone services. Because of greater dynamism in the transportation sub-sector the communications sub-sector grew at a compound annual rate of 2.6% in the period from 2017 to 2021.

In 2017, the transportation and telecommunications sector grew by 6.1% compared to 2016, mainly as a result of the 4.3% growth in transportation and warehousing activity. The telecommunications industry grew by 8.5% driven by growth in mobile services of 10.9%, offset by a 3.8% reduction in other information services.

In 2018, the transportation and telecommunications sector grew 5.4% and 5.1%, respectively, due to an increase in the transportation sub-sector, mainly driven by an increase in the number of passengers traveling by air. Growth in the communications sub-sector was driven by increased cellular traffic, internet and TV services, although slightly attenuated by a decrease in land-line telephone traffic.

In 2019, this sector grew by 4.4% compared to 2018, driven by (i) a 2.4% increase in transportation activity, with an increase of 1.9% in road transport and 3.3% in air transport, (ii) a 2.1% increase in warehousing and transportation support services activity, particularly during the first four months of the year and (iii) a 6.9% increase in telecommunications and other services activity primarily due to increased demand of 9.1% for internet and cable television service, 5.4% for telephony and 15.6% for data transmission, supported in each case by Archeological infrastructure improvements throughout the country. The other information services sub-sector contracted by 0.6% in 2019 compared to 2018.

In 2020, this sector contracted by 13.1%, transportation and warehouse subsector decreased by 27.4% due to the decreases of three subcomponents: (i) air transportation (61.6%); (ii) ground transportation (19.7%); and (iii) maritime transportation (24.9%). Warehouse services decreased 15.6% due to the decrease in transportation. However, this decrease was offset by an increase by 4.3% in the telecommunications and other information services subsector.

In 2021, this sector grew by 12.3% compared to 2020, driven by the transportation and telecommunications subsectors that grew by 18.0%, and a 7.6%, respectively.

The transportation subsector increased by 17.1%, due to greater activity in its three components: land and pipeline transportation by 16.8%, air transportation by 21.0%, and water transportation by 6.7%. The storage, mail and courier subsector expanded by 19.0%, explained by the favorable performance of activities related to land, air and water transportation services, as well as cargo handling and the increased demand for postal and courier services.

In 2021, the telecommunications and other information services sector grew by 7.6%, due to the increase in the telecommunications subsector and in the other information services subsector. The favorable performance of the sector was the result of the easing of COVID-19 restrictions. The telecommunications subsector showed an increase of 7.4%, driven by telephony services with a growth of 8.0%, internet and subscription television with 6.8% and data transmission services with 0.1%: aided by the positive impact of the permanent demand for the services offered by the different telecommunications operators. The subsector of other information services grew by 9.6%, sustained by the evolution of computer programming and consulting activities; television and radio programming and transmissions; production, distribution and exhibition of cinematographic films, videos and television programs. However, publishing services showed a decrease.

Telecommunications. The following table provides information on the evolution of the telecommunications sector.

Summary of Telecommunications Sector

	For the year ended December 31,
	2017	2018	2019	2020	2021
Fixed wire lines in service	2,959,369	2,758,714	2,509,640	2,310,186	2,177,405
Cellular phones	38,915,386	42,154,771	39,844,613	39,358,383	43,129,394
Public phones	145,817	129,881	107,625	93,705	88,214

Sources: OSIPTEL.

Financial and insurance services

In 2020, financial and insurance services grew 11.4% due to a 11.7% increase in loans, with a 19.1% increase in local currency and a 5.5% decrease in foreign currency.

In 2021, financial and insurance sector grew by 6.2%, a lower rate than that one recorded in 2020 as part of the effects generated by the COVID-19 pandemic in the country.

Lodging and restaurants

In 2020, lodging and restaurants contracted by 50.4% due to a 47.0% reduction in activity in the restaurant subsector, and a 73.8% reduction in activity in the lodging subsector.

In 2021, the lodging and restaurants sector grew by 43.4%, due to the increased activity in the restaurants subsector by 47.2% and the reduction in activity in the lodging subsector by 8.0%.

Tourism

See “Balance of Payments and Foreign Trade—Services Trade” below for information on the tourism sub-sector.

Public Administration

Privatization and the Role of the State in the Economy

Privatizations and Concessions

In 1991, Peru initiated an ambitious privatization program beginning with the enactment of various laws for the promotion of private investment. In 1991, in order to stimulate private investment, the Executive Branch enacted Legislative Decree N° 662, Ley de Promoción de la Inversión Extranjera, or the Foreign Investment Promotion Act, which authorized the Government to enter into legal stability agreements with foreign and domestic investors that invest at least U.S.$5 million, or U.S.$10 million in the case of mining and hydrocarbon sectors, within two years of the agreement. In 1991, the Executive Branch also enacted Ley Marco para el Crecimiento de la Inversión Privada, or the Private Investment Growth Framework Act. These investment laws provide for equal treatment of both national and foreign investors; automatic authorization of foreign investments, which must then be registered with Proinversión; the protection of the property rights of foreign investors; the free repatriation of property, dividends and profits; and the elimination of restrictions on the participation of foreigners in banks and insurance companies.

Since 1991, the Government has privatized most of its assets in the finance, fishing and telecommunications sectors. The Government has also made significant progress in privatizing the mining and hydrocarbons, manufacturing, electricity and agriculture sectors. The 269 privatizations and 72 concessions that have been completed in Peru since 1991 have generated investments of approximately U.S.$34.4 billion.

The pace of privatizations began to slow after 1996, when privatization proceeds reached record levels. This decline resulted in part from a shrinking supply of state-owned enterprises, President Fujimori’s retreat from unpopular privatization initiatives to gain support for his presidential bid and the political turmoil that accompanied President Fujimori’s reelection in 2000.

Upon taking office in July 2001, the Toledo administration sought to revitalize Peru’s privatization agenda by charging two special privatization committees to develop privatization programs for projects including highway networks, ports, airports and tourism, corrections facilities, mining and agricultural development. The privatization program was viewed unfavorably by a significant percentage of Peruvians, who were fearful they would lose their jobs due to privatizations and who were opposed to the sale of well-known state assets to non-Peruvians. This opposition forced the Government to back down from the privatization of the Egasa and Egesur electric plants in Arequipa in 2002. In order to quell opposition, the Government sought in 2002 to reach agreements with presidents of the regional governments regarding resumption of the privatization process. The first of these agreements was reached on June 16, 2003 with the regional government of Pasco to proceed with the privatization of a 30-year concession for the Yuncan hydroelectric plant. Following negotiations with affected regional governments, the central government resumed the privatization program in 2004.

In 2017, concessions and privatizations resulted in investments of U.S.$695.5 million, consisting of telecommunications concessions accounting for U.S.$307.5 million of projected investments including development of transmission lines and high speed networks. In addition, one key projected related to the development of a river transport system involving navigation of the Huallaga, Marañón, Ucayali and Amazonas rivers which provides for a projected investment of U.S.$95.0 million; and electricity projects of U.S.$293.0 million.

In 2018, concessions and privatizations resulted in investments of U.S.$2.5 billion. Significant investments were made in telecommunications, transportation, and mining. Of special importance were (i) Southern Peru Copper Corporation’s Michiquillay Mine project with an expected investment of U.S.$2.0 billion, (ii) the Terminal Portuario Multiproposito de Salaverry project with an expected investment of U.S.$0.2 billion, and (iii) the U.S.$0.3 billion concession for the license of spectrum for La Libertad, Ancash, Arequipa, Huanuco, Pasco and San Martin.

On April 29, 2019, a 30-year concession was granted in connection with the treatment of waste water at the Titicaca Lake in Puno. The projected investment in connection with such concession was U.S.$261.3 million (S/863.0 million). On October 30, 2019, three projects were concessioned in connection with the provision of electricity to the cities of Piura, Tumbes, Huánuco y Ucayali, with projected investment of U.S.$90.8 million.

On December 10, 2020 two projects were concessioned to Interconexión Electrica S.A. E.S.P, with a projected investment of U.S.$18.3 million. The “Subestación Chincha Nueva de 220/60 kV” Project will address the growing demand for electricity in the province of Chincha, specially in the districts of Chincha, El Carmen, Pueblo Nuevo, Pedregal and Tambo de Mora and the “Subestación Nazca Nueva de 220/60 kV” Project will improve the electricity supply in Nazca-Palpa-Puquio, Palpa Rural, Puquio Rural, Cora Cora and Nazca Rural.

On April 30, 2021 two projects were concessioned to Celeo Redes S.L.U., with a projected investment of U.S.$28.8 million. The “Línea de Transmisión 138 kV Puerto Maldonado - Iberia”, 160 km long, is intended to supply electricity to the city of Iberia, towns and industrial loads in the area, with energy from the National Interconnected Electrical System (Sistema Eléctrico Interconectado Nacional – SEIN). As part of the project, the Puerto Maldonado substation must be expanded to complete the connection cells of the existing transformer and installation of the outlet bay of the Puerto Maldonado-Iberia line. The “Subestación Valle del Chira de 220/60/22.9 kV” is intended to allow greater reliability in the energy supply in Piura.

On March 7, 2022, the project “Infrastructure and complementary services contribution to the education managements for new High Performance Schools in the regions of Pasco, Huancavelica and Cusco” was awarded to Concesionaria de Proyectos de Infraestructura Sucursal Perú, a company from the Marthnos Group. The project has an investment of U.S.$59 million and involves the development of educational infrastructure in Chontabamba (Pasco), Callqui Grande (Huancavelica) and Oropesa (Cusco), through a 20-year concession, for the design, financing, construction and equipping of three (3) high performance schools.

Role of the State in the Economy

As a result of the privatization program undertaken by the Fujimori administration during the 1990s, and continued during the Paniagua, Toledo and García administrations, the public sector played a more limited role in the Peruvian economy than it did in previous decades. The García administration supported the privatization and deregulation process, based on the view that sustainable economic growth is driven primarily by private investment. President Humala demonstrated continuity with the prior administrations’ economic policies. The Humala administration was also focused on promoting a broader agenda of social inclusion by developing social programs that benefit the poorest sectors of the population, reducing barriers to formalization and increasing the quality and access to certain public services. The administration of President Kuczynski, in turn, implemented a plan of structural reforms to achieve potential growth of 5.0% in the short-term through greater capital accumulation (unlocking infrastructure and simplifying investment) and capturing productivity gains (through increased formalization).

The administration of Vizcarra undertook an economic policy aimed at a rapid reactivation of the economy while addressing the COVID-19 pandemic in order to sustain economic growth in the medium and long term. The transition administration of Sagasti, for its part, maintained the measures to address the health crisis, focusing on the protection of vulnerable people and concentrating efforts on the acquisition and logistical deployment of vaccines.

The Castillo administration aimed to ensure greater short and medium-term growth, boost employment and promote greater social inclusion by implementing different measures consisting of three policy pillars: (i) boosting private spending, (ii) accelerating public investment, and (iii) restoring the confidence in the economy.

Employment and Labor

Employment

Formal Employment

A significant portion of the Peruvian population lacks regular full-time employment. Despite periods of economic expansion in recent years, unemployment and underemployment remain one of Peru’s most entrenched problems. The Government discontinued nationwide employment surveys after 2001. However, these statistics can be calculated using the National Household Survey.

Unemployment in the Lima metropolitan area increased from 6.7% in 2017 to 9.8% in 2021, with employment resulting especially in labor intensive industries, such as agriculture, manufacturing and construction. Regarding regional statistics for 2018/2019, the urban unemployment rate of 4.2% in Peru is comparable with the rates in Argentina (10.4%), Brazil (12.2%), Chile (7.0%), Colombia (10.8%), Ecuador (4.6%) and Venezuela (7.3%) (for year 2018). Despite relatively favorable unemployment performance, underemployment remains high, and is considered the most important problem in the Peruvian labor market. Underemployment has increased in the last five years from 34.1% in 2017 to 44.5% in 2021.

Historically prevailing high levels of unemployment and underemployment have fueled social tensions and protests against privatizations and large industrial projects in the past.

During 2017, there were 45 strikes involving participation of 56,510 workers and resulting in the loss of approximately 3.0 million labor hours. During 2018, there were 54 strikes in which 21,496 workers participated resulting in the loss or approximately 0.7 million labor hours. The strikes affected sectors including mining (26.0%), manufacturing (11%), commerce (6%), social services (15%), and others (16%).

During 2019, there were 67 strikes in which 110,154 workers participated resulting in the loss or approximately 2.1 million labor hours. The strikes affected sectors including mining (27.0%), manufacturing (15%), transportation (6%), commerce (5%), public administration and defense (37%), and others (10%).

During 2020, there were 23 strikes in which 127,868 workers participated resulting in the loss or approximately 3.6 million labor hours. The strikes affected sectors including public administration and defense (34.8%), mining (26.1%), health and social (13.0%), manufacturing (8.7%), financial intermediation (8.7%), transportation (4.4%) and education (4.3%).

During 2021, there were 38 strikes in which 209,142 workers participated resulting in the loss or approximately 3.0 million labor hours. The strikes affected sectors including mining (39.5%), manufacturing (23.7%), public administration and defense (21.0%), financial intermediation (8.7%), transportation (5.0%) and education (3.0%), social services and health (3.0%).

The following table provides employment statistics in Metropolitan Lima from 2017 to 2021, the most recent date for which data is available.

Employment and Labor in Metropolitan Lima

(in percentages)

	For the year ended December 31,
	2017	2018	2019	2020	2021
Participation rate(1)	70.0	69.2	69.2	57.2	65.1
Unemployment rate(2)	6.7	6.3	6.4	12.7	9.8

(1)	Percentage of the working-age population (14 years old or older) that is in the labor force.
(2)	Percentage of the working-age population (14 years old or older) that, in the week the employment survey was taken, was seeking remunerated employment.

Sources: INEI.

The following table provides information on employment by sector, as a percentage of total employment, in Metropolitan Lima from 2017 to 2021.

Employment in Metropolitan Lima – Distribution of the Economically Active Population by Economic Sector

(percentage)

	For the year ended December 31,
	2017	2018	2019	2020	2021
Extractive(1)	1.4	1.3	1.5	1.8	1.4
Manufacturing	14.6	13.4	13.1	14.1	14.2
Transportation, storage and telecommunications	10.4	10.0	10.6	10.8	10.6
Construction	6.3	6.8	6.7	8.3	7.7
Commerce	21.5	20.9	22.8	22.7	23.6
Services	41.8	43.8	41.3	39.3	38.7
Households	4.0	3.9	4.0	3.0	3.7

Total	100.0	100.0	100.0	100.0	100.0
Economically Active Population (Thousands of people)	5,228	5,289	5,393	4,231	5,071

(1)	Includes agriculture, livestock, fishing, forestry and mining.

Source: Ministry of Labor. Figures are based on the Household Survey on Labor.

Informal Employment

The Peruvian economy has a significant “informal sector” that provides employment to the majority of the labor force, including a significant number of women. The term “informal sector” refers to economic activities that take place outside the formal norms for economic transactions established by the state or developed through formal business practices. It generally involves production and exchange of legal goods and services without the appropriate business permits, without the payment of taxes, without complying with labor regulations and without legal guarantees for suppliers and end users. Because of the nature of this sector, it is difficult to obtain reliable statistics measuring its contribution to the Peruvian economy.

The Ministry of Labor estimates the size of the informal sector based on ILO criteria pursuant to which workers in the informal sector are those who work in micro enterprises (either as wage earners or micro entrepreneurs), who are non-professional self-employed, or who are domestic and unpaid family workers. Based on this measurement, 62.4% of the workforce in Metropolitan Lima was employed in the informal sector during 2021, as compared to 59.8% in 2020, based on data from the Ministry of Labor.

Metropolitan Lima: Distribution of the Economically Active Population by formal and informal employment

(in percentages)

	For the year ended December 31,
	2017	2018	2019	2020	2021
Formal Sector
Public sector workers	8.7	9.0	8.0	9.4	8.2
Private sector workers	31.9	31.3	30.5	27.9	27.0
Small enterprises	16.3	15.9	14.9	14.4	13.8
Medium and large enterprises	15.6	15.4	15.5	13.5	13.2
Professional self-employed	3.0	3.0	3.2	2.8	2.5

Total	43.6	43.2	41.6	40.1	37.7
Informal Sector
Micro enterprises	23.8	23.7	24.1	24.4	26.9
Non-professional self-employed	25.1	26.3	26.7	28.8	29.0
Unpaid family worker	3.4	2.9	3.5	3.7	2.8
Household	4.0	3.9	4.0	2.9	3.7
Other	—	—	0.1	0.1	0.1

Total	56.4	56.7	58.3	59.8	62.4

Source: Ministry of Labor. Figures are based on the Household Survey on Labor.

Public Administration

Based on an audit of the public sector, the total number of public employees as of December 2021 was 2,277,286 of which 51.2% are active workers, 43.2% are pensioners (i.e., retired employees) and 5.5% are classified as “other.” Most public employees are placed in regional governments and the economy and finance and education ministries.

Wages and Labor Productivity

The Ministry of Labor sets a single minimum wage for all sectors of the economy based on macroeconomic indicators such as GDP growth and the inflation rate. The minimum wage was last adjusted in April 2018 and is currently S/930.00 per month, equivalent to approximately U.S.$243 per month at the average exchange rate in 2020.

Peru does not currently compile statistics on labor productivity.

Poverty and Income Distribution

Peru classifies households with monthly per capita income of less than U.S.$99.00 (S/378.00) as being below the poverty line. This constitutes the minimum monthly income needed by a person to satisfy pay for food and other basic needs. According to the most recent available data, using this standard, the percentage of the population living below the poverty line decreased to approximately 21.7% in 2017, 20.5% in 2018, 20.2% in 2019, increased to 30.1% in 2020 and decreased to 25.9% in 2021. In 2021, 25.9% of the country’s population, or approximately to 8,556,000 people, were below the proverty line, meaning they had income lower than required to purchase basic food needs. The rate of poverty in 2021 decreased by 4.2% compared to 2020.

In 2021, extreme poverty income increased 5.3% from S/191.00 in 2020 to S/201.00. Extreme poverty, defined as households with per capita income S/201.00 (U.S.$52.00) accounted for 25.9% of the total population as of December 31, 2020. Extreme poverty increased by 2.2% from 2.9% in 2019 to 5.1% in 2020. This percentage reflects an additional 732,000 people living below the extreme poverty line.

Extreme poverty in the year 2021 affected 4.1% of the country’s population. This population would have a per capita expenditure level lower than the cost of the basic food basket, which is S/201.00 (U.S.$52.00). In relation to the previous year, extreme poverty decreased by 1.0%, from 5.1% in 2020 to 4.1% in 2021.

Income distribution data show that the poorest 40.0% of the population earned 16.1% of national income in 2021, compared to 14.6% in 2017, while the share of the national income earned by the wealthiest increased from 32.6% in 2017 to 31.3% in 2021. The following table provides information regarding income distribution for the years presented.

Evolution of Income Distribution

(in percentages)

	For the year ended December 31,
Income group	2017	2018	2019	2020	2021
Lowest 40%	14.6	15.1	15.5	14.0	16.1
Next 20%	14.7	14.7	15.0	14.1	14.9
Next 20%	22.0	22.1	22.0	21.7	21.8
Highest 20%	48.7	48.1	47.4	50.2	47.1
of which, highest 10%	32.6	31.8	31.3	33.9	31.3

Source: INEI – Encuesta Nacional de Hogares.

Values adjusted in accordance with the projections of the population derived from the Census of the Population 2007.

High poverty rates negatively affect social and political stability, causing social unrest and workers’ strikes. The García Administration implemented policies designed to raise the standard of living of the Peruvian population and remedying poverty was among the most important goals of the Humala Administration. The García Administration sought to achieve these goals through sustainable economic growth and by improving the efficiency and quality of social spending programs with a goal to reduce poverty below 30% of the total population and to reduce the rate of malnutrition below 24%. The Humala Administration adopted policies designed to expand these measures and adopted other policies to reduce the incidence of poverty.

In October 2011, the Government created the Development and Social Inclusion Ministry to improve the quality of life of the population by promoting the exercise of rights, access to opportunities and development of capacities. The Ministry had authority to address matters such as social development, reduction and eradication of poverty and promotion of social equity and inclusion, and also social protection of the population at risk. The Ministry was in charge of the following social programs: Juntos, FONCODES or Fondo de Cooperación para el Desarrollo Social (Cooperation Fund for Social Development), Pension 65, Cuna Más, and Qali Warma (school breakfast and lunch program).

Poverty in Peru has been attributed to unemployment and underemployment and the increasing disparity in income between skilled, educated workers and unskilled and relatively less educated workers. The educational system has suffered from a lack of resources and inadequate teacher training. For this reason, the most recent budgets have consistently increased spending on universal education. The 2017 budget increased the appropriations for education expenditures by 9.0% compared to 2016.

One of the aspects of the Government’s anti-poverty plan was the establishment of a social program known as A Trabajar Urbano (Let’s Work-Urban), currently called Trabaja Perú (Work Peru). Trabaja Perú is an urban program that places unemployed workers in public sector jobs in the development and maintenance of infrastructure for up to six months. The program also invests in job training and technical assistance to small businesses and in the improvement of the municipal governments’ capacities and public sector agencies to get effective actions in formulation, coordination and monitoring of social initiatives. The program had generated 14,251; 43,346; 44,788, 23,033 and 27,366 temporary jobs in 2015, 2016, 2017, 2018 and 2019, respectively. In 2019, 98% of its budget was executed equivalent to approximately U.S.$37.9 million. In 2020, 97% of the program’s budget was invested, which is equivalent to approximately U.S.$47.7 million. In 2021, 99% of its budget was invested, which is equivalent to approximately U.S.$35.2 million.

Among the key sociopolitical proposals that continued to address poverty, are the following:

•

Double the number of homes in the Juntos program targeted at families suffering extreme poverty and single mothers in dire economic need. In 2016, the Juntos program provided a total of 772,120 homes and invested U.S.$843.3 million of its budget. In 2017, Junto program provided a total of 763,367 homes and invested S/1.0 billion (U.S.$308 million) of its budget. In 2018, the Juntos program provided a total of 730,206 homes and invested S/1.0 billion (U.S.$295.8 million) of its budget. In 2019, the Juntos program served 747,540 homes. In 2020 the Juntos program served 695,390 homes out of 698,206 enrolled households. The program utilized 99.5% of its 2020 budget (U.S. $769 million). In 2021 the Juntos program served 656,656 homes out of 692,075 enrolled households. The program utilized 97.5% of its 2021 budget (U.S. $284 million).

•

Develop the Cuna Más (One More Crib) program targeted at the first child in homes that are located in districts that experience the highest incidence of poverty. In 2016, Cuna Más served a total of 85,221 families and 51,364 children, investing a total of S/319.0 million (U.S.$95.1 million) of its total budget. This program has been expanded until March 2022. In 2017, Cuna Más served a total of 100,672 families and 59,586 children, investing a total of S/369.3 million (U.S.$114.0 million) of its total budget. In 2018, Cuna Más served a total of 109,915 families and 60,695 children, investing a total of S/369.9 million (U.S.$111.6 million) of its total budget. In 2019, the One More Crib program provided assistance to 110,163 families and 59,378 children. The program utilized 98.5% of its 2020 budget (U.S. $116 million) and provided assistance to 116,774 families and 60,262 children. The program utilized 99.5% of its 2021 budget (U.S. $125 million) and provided assistance to 115,967 families and 60,374 children.

•

Qali Warma is a part of the National Plan for Nutrition, serving breakfast and lunch in all public schools and strengthening the preventive health plan for all students. As of September 2016, the Qali Warma program served 3.6 million children and invested S/160.8 million (U.S.$47.9 million) of its total budget. During 2017, this program served 3.7 million children and invested S/1.5 billion (U.S.$450.9 million) of its total budget. During 2018, this program served 3.8 million children and invested S/1.6 billion (U.S.$483.1 million) of its total budget while in 2019 the program served more than 4.0 million children through 64,448 educational institutions. The program utilized 99.3% of its 2020 budget (U.S. $454 million) and served 4.2 million children through 64,490 educational institutions. The program utilized 99.8% of its 2021 budget (U.S. $518 million) and served 4.1 million children through 64,341 educational institutions.

•

The Pension 65 plan to provide seniors 65 years of age and older who do not have access to any pension plan with a stipend of S/250.0 per month, the financing of which is to be provided by the National Treasury. This program did not impact any funds affiliated with or managed by the AFPs. The Pension 65 Plan aids senior citizens and operates on a national level. In 2016, the plan served 502,972 senior citizens, for whom 99.8% or S/800.6 million (U.S.$238.6 million) of its budget was utilized. In 2017, the plan served 545,508 senior citizens, for whom 99.9% or S/880.5 million (U.S.$271.5 million) of its budget was utilized. In 2018, the plan served 544,202 senior citizens, for whom 100% or S/863.2 million (U.S.$255.5 million) of its budget was utilized while in 2019 the program served 561,349 senior citizens. The program utilized 95.8% of its 2020 budget (U.S. $1.4 billion) and served 563,386 senior citizens. The program utilized 98.1% of its 2021 budget (U.S. $2.3 billion) and served 568,599 senior citizens.

•

The CONTIGO program provides pensioners one non-contribution pension to citizens with severe disabilities and who live under the property line. In 2019, this program saved 39,890 citizens. In 2020 this program utilized 98.4% of its budget (U.S. $36 million) and served 74,105 citizens nation wide. In 2021 this program utilized 99.7% of its budget (U.S. $37 million) and served 74,126 citizens nation wide.

•

The PAIS program, created to improve the quality of life of the rural population, particularly through a network of service centers designed to support senior citizens at high risk or severe disability. As of

December 31, 2019, there were 460 service centers providing 179,327 service calls to 103,520 beneficiaries. In 2020 this program utilized 98.9% of its budget (U.S.$18 million), there were 468 service centers providing 159,557 service calls to 80,183 beneficiaries. In 2021 this program utilized 97.8% of its budget (U.S.$17 million), there were 475 service centers providing 198,834 service calls to 111,370 beneficiaries.

•

FONCODES is a program intended to finance the development of economically sustainable opportunities to rural residences facing extreme poverty. During 2019, an estimated 516,937 users supporting 311 completed projects. The complementary program Hogares Haku Wiñay has an additional 128,935 projects in process and has completed 117,459 projects. In 2020 this program utilized 99.1% of its budget (U.S. $287 million) an estimated 577,901 users supporting 129 completed projects. The complementary program Hogares Haku Wiñay has completed 140,132 projects. In 2021 this program utilized 97.2% of its budget (U.S. $82 million) an estimated 698,765 users supporting 221 completed projects. The complementary program Hogares Haku Wiñay has completed 180,143 projects.

Environment

The most serious environmental problems confronting Peru are:

•	scarcity and quality of the water supply;

•	soil erosion;

•	air pollution;

•	deforestation; and

•	inadequate waste management in urban centers.

The Government seeks to address these environmental concerns through greater supervision, regulation and community and private sector awareness and involvement. To better address these problems, the Ministry of the Environment was created in May 2008. Its objectives are the design, implementation, execution and supervision of a coherent and consistent environmental policy at a national level and for each relevant sector. The Ministry of the Environment received a budget of S/648.6 million or U.S.$193.0 million in 2016, S/652.6 million or U.S.$201.4 million in 2017, S/681.7 million or U.S.$201.7 million in 2018, S/707.0 million or U.S.$195.3 million in 2019, S/734.8 million or U.S.$203.0 million in 2020, and S/739.4 million or U.S.$193.1 in 2021.

The Government requests environmental impact studies before authorizing any public or private construction project. Each regulatory agency within each sector of the economy issues regulations to protect the environment and imposes its own sanctions for the violation of those rules. The Ministry of Energy and Mines has designed an effective environmental program that is viewed as a model for other governmental agencies. The Ministry’s Programa para Ahorro de Energía, or Energy Conservation Program, actively promotes energy savings and fuel-efficient energy alternatives. The Ministry also developed and implemented an environmental curriculum for public schools that emphasizes conservation. Once established and in operation, the Ministry of the Environment will assume some of the above-mentioned powers.

BALANCE OF PAYMENTS AND FOREIGN TRADE

Balance of Payments

The balance of payments accounts are used to record the value of the transactions carried out between a country’s residents and the rest of the world. The balance of payments is composed of:

•	the current account, which comprises:

•	net exports of goods and services;

•	net financial and investment income;

•	net transfers; and

•	the capital account, which is the difference between financial capital inflows and financial capital outflows.

The following table provides information, based on period-end exchange rates, regarding Peru’s balance of payments for the periods presented.

Balance of Payments

(in millions of U.S. dollars, at current prices)

	For the year ended December 31,
	2017	2018	2019	2020	2021
Current account:
Trade balance:
Exports (FOB)(1)	45,422	49,066	47,980	42,905	63,151
Imports (FOB)(1)	(38,718)	(41,866)	(41,101)	(34,709)	(48,317)

Trade balance	6,704	7,201	6,879	8,196	14,833
Services, net	(2,709)	(3,382)	(3,981)	(4,666)	(7,347)
of which:
Net income from tourism(2)	1,385	954	963	43	(462)
Net income from transportation(3)	(1,284)	(1,305)	(1,524)	(1,782)	(3,724)
Financial and investment income, net(4)	(11,118)	(11,517)	(9,600)	(6,131)	(18,127)
Current transfers, net	5,158	4,804	5,021	4,998	5,367
of which:
Workers’ remittances	3,051	3,225	3,326	2,939	3,592

Current account balance	(1,964)	(2,895)	(1,680)	2,398	(5,273)
Capital account:
Foreign direct investment	7,413	5,873	4,760	732	7,455
Portfolio investment	(172)	(442)	(511)	(209)	(154)
Other medium and long-term capital(5)	(3,622)	(1,506)	2,594	6,555	24,964
of which:
Disbursements to the public sector	3,045	1,800	1,863	9,977	13,961
Other capital, including short-term capital	(1,130)	(1,944)	504	(647)	(16,638)

Capital account balance	2,488	1,981	7,346	6,431	15,627
Errors and omissions(6)	1,105	(2,716)	1,243	(3,527)	(5,9444)

Balance of payments	1,629	(3,629)	6,909	5,301	4,410
Financing:
Change in gross Central Bank reserves(7)	(1,629)	3,629	(6,909)	(5,301)	(4,410)
Exceptional financing, net	—	—	—	—	—

Total financing	(1,629)	3,629	(6,909)	(5,301)	(4,410)
Memorandum item:
Current account balance (deficit) (as a % of GDP)	(0.9)	(1.3)	(0.7)	1.2	(2.3)

(1)	Based on customs declarations, records of temporary admissions, free-trade zone imports, grants and other adjustments.

(2)	Based on a survey of tourists. Income from tourism represents the total expenditure by a tourist multiplied by the total number of tourists.
(3)	Includes freight services, passenger transportation and port expenses of ships and airplanes.
(4)	Includes interest payments.
(5)	Includes debt amortization payments.
(6)	Represents errors and omissions from double-entry accounting resulting from incomplete or overlapping coverage, different prices and incomplete times of recording and conversion practices.
(7)	Refers to changes in reserve used to finance balance of payments and corresponds to net international reserves excluding the use of IMF resources.

Source: Central Bank.

Current Account

One of the most important aspects of the current account is the trade balance. The four primary factors that impact the trade balance are the following:

•

The relative rate of economic growth of a country compared to that of its trading partners. Generally, if a country’s economy grows faster than that of its trading partners, its relative level of consumption of goods and services will tend to rise and its level of imports will tend to increase more rapidly than its level of exports.

•

The relative level of domestic prices against foreign prices, as reflected by the real exchange rate. Generally, if a country’s domestic prices rise relative to those of its trading partners, there is a tendency for the country’s exports to decrease and for its level of imports to increase.

•

Changes in production costs, technology and worker skills. More efficient production will tend to lower production costs, which in turn will tend to lower prices. As prices fall, there is a tendency for the country’s exports to increase.

•	Changes in consumer tastes, which may affect the demand for a country’s goods and services abroad and the demand for foreign products in the domestic market.

In 2017, the current account registered a deficit of U.S.$2.0 billion, or 0.9% of GDP, primarily due to an increase in the trade balance to U.S.$6.7 billion resulting from growth of exports of U.S.$45.4 billion and an increase in imports to U.S.$38.7 billion. In 2018, the current account registered a deficit of U.S.$2.9 billion, or 1.3% of GDP, primarily due to an increase in the trade balance to U.S.$7.2 billion resulting from growth of exports of U.S.$49.1 billion and an increase in imports to U.S.$41.9 billion.

In 2019, the current account registered a deficit of U.S.$1.7 billion, or 0.7% of GDP compared to a deficit of 0.9% in 2018. This lower deficit in 2019 was due to reduced profits of companies with foreign direct investment, in line with lower economic activity, below the average 2.9% growth in the trade balance over the past ten years.

In 2020, the current account registered a surplus of U.S.$2.4 billion, or 1.2% of GDP compared to a deficit of 0.7% in 2019. This current account surplus was caused by the combination of a decrease of foreign dividend payments from multinationals in the country, the decreased demand for imports, and an improvement of the trade conditions due to commodities prices and exchange rates.

In 2021, the current account registered a deficit of U.S.$5.3 billion, or 2.3% of GDP compared to a surplus of 1.2% in 2020. Although global economic activity evolved favorably with respect to the previous year, there was a persistence of supply shocks related to international trade and labor, in addition to the increase in energy and food prices. As a result, the current account of the balance of payments moved from a surplus of 1.2% of GDP in 2020 to a deficit of 2.3% of GDP in 2021, equal to the average deficit from 2012 to 2021. The increase in the deficit was due to the rise in imports, higher profits of companies with foreign direct investment in the country and the expansion of the deficit in the services account. These factors were partially offset by the increase in exportation, which reached 28.0% in terms of GDP, above the 2012-2021 average of 21.4%.

Services Trade

Peru’s services trade consists primarily of tourism, telecommunications, freight services and financial services. Of these, the most important is tourism. Tourism is also the most important individual source of foreign currency earnings. The commerce, restaurant, hotel, construction and real estate services sub-sectors depend significantly on tourism.

The services deficit reached U.S.$7,347 million, equivalent to 3.3% of GDP (above the 1.7% average deficit of the last 10 years). This result is due to the slow recovery in the rate of inflows of non-resident travelers, due to the easing of COVID-19 restrictions, and to higher international maritime transportation costs. This services deficit was U.S.$2,681 million higher than in 2020, mainly reflecting higher freight rates following the crisis in maritime transport due to problems in the supply chain (port congestion and lack of containers), due to rapidly recovering global demand.

From 2017 to 2021, net income from all activities related to tourism decreased from U.S.$1.5 billion to a negative balance of U.S.$0.5 billion, primarily due to a decrease in the income from tourism.

Tourism Statistics

	For the year ended December 31,
	2017	2018	2019	2020	2021
International non-resident arrivals(1)	4,032	4,419	4,372	897	444
Average length of stay (number of nights)(2)	10	10	10	N/A	N/A
Hotel activity:
Number of rooms available	287,223	296,748	311,007	234,457	294,049
Occupancy rate by total number of rooms available (in %)	26.6	27.1	28.3	19.6	21.7
Aggregate value of hotels and restaurants (as a % of GDP)	4.5	4.6	4.6	2.6	N/A
Income from tourism(3) (in millions of U.S.$)	4,439	4,505	4,703	1,002	1,042
Expenses from tourism (in millions of U.S.$)(3)	2,893	3,352	3,627	938	1,521

Balance (income less expenses, in millions of U.S.$)	1,546	1,153	1,076	64	(479)

(1)	Include foreign nonresident and Peruvian nonresident.
(2)	Calculated from the survey of arriving foreign non-residents. PROMPERU.
(3)	Data from Central Bank of Peru, it includes trips and transportation of passengers.

Sources: Central Bank, Superintendencia Nacional de Migraciones, INEI and MINCETUR.

Trade Balance

In 2021, the trade balance was U.S.$14,833 million. The volumes of exports and imports increased 12.9% and 19.4%, respectively, as a result of the recovery of activity and domestic demand. The price of exports increased by 30.3%, due to the significant increase in the international prices of commodities such as copper, zinc, gold, coffee, natural gas, among others. The prices for imports increased 16.6%% due to an increase in supplies such as food, oil, and industrial supplies.

The two primary commercial partners of Peru continue to be China and the United States. From 2017 to 2021, exports to the United States and China averaged 14.2 % and 28.0% of total exports, respectively, while imports from these countries averaged 19.7% and 24.8%, respectively. The transactions with these countries represented 45.0% of total trade completed in 2021.

In January 2012, Peru and Venezuela signed a Partial Scope Trade Agreement. In June 2012, Peru, Colombia, Chile and Mexico signed a framework agreement with the Pacific Alliance trade bloc. On January 7, 2012, Peru, Bolivia and Venezuela entered into a Partial Scope Trade Agreement; however, this agreement has not yet entered into force.

In March 2012, the Economic Partnership Agreement executed in May 2011 by Peru and Japan entered into force. Likewise, in July 2012 the Free Trade Agreement with the Kingdom of Norway entered into force, as part of the Free Trade Agreement between Peru and the European Free Trade Association (EFTA). The main products exported to the EFTA states are: gold, fish oil, copper, fishery and agricultural products, asparagus, textiles and avocado. Switzerland is the main destination of these products.

In March 2013, a delegation of Peruvian officials was invited to India in order to initiate negotiations of a free trade agreement. On November 28, 2014, Peru and Turkey completed the second round of negotiations for the Peru-Turkey free trade agreement. On May 29, 2015, Peru signed a free trade agreement with Honduras in Lima.

On February 4, 2016, ministers of the 12 nation-members of the Trans-Pacific Partnership (TPP) attended a signing ceremony in Auckland, New Zealand. On April 29, 2016, Peru and Brazil executed the Agreement for Economic and Commercial Development. On January 1, 2017, Peru and Honduras initiated the formal approval process for the free trade agreement signed by the two sovereigns in May 2015. On March 2017, a delegation from Peru held a technical meeting in New Delhi, India to agree on the terms of reference for negotiation of a trade agreement between Peru and India.

The Comprehensive and Progressive Agreement for Trans-Pacific Partnership (CPTPP) was executed in Santiago, Chile on March 8, 2018. The agreement entered into force in Peru on September 19, 2021.

On February 12, 2019, the Minister of Trade and Tourism, Eduardo Ferreyros, and the Australian Minister for Trade, Tourism, and Investment, Steven Ciobo, signed a new trade deal in Canberra, Australia. The Free Trade Agreement with Australia which was effective as of February 11, 2020 is one of the most ambitious bilateral trade agreements Peru has ratified. This agreement includes a particular commitment relating to small- and medium-enterprises, as well as on development, competitiveness and reducing bureaucracy to facilitate business formation.

Peru classifies its non-free trade zone exports as traditional and non-traditional exports. Traditional exports consist of goods that historically have constituted a greater share of Peru’s exports and include mostly raw materials. Non-traditional exports include goods that historically have not been exported in significant quantities and traditional export goods that have been transformed through manufacturing or other processing.

Traditional exports totaled U.S.$46.6 billion, 55.2% higher than in 2020 (U.S.$30.0 billion), mainly due to the mining and hydrocarbons sector. There was an increase in volumes (10.5%), but they have not been able to recover pre-pandemic levels. Prices increased by 40.5%, in particular copper, zinc and natural gas.

Exports of non-traditional products reached U.S.$16.4 billion, 28.2% higher than in 2020, as a result of higher volumes (20.2%) and prices (6.7%). Agricultural products (14.8%), textiles (59.8%) and chemicals (11.4%) increased in volume.

In 2021 and 2020, Peru’s exports consisted primarily of exports of:

•

traditional mineral exports, such as gold, silver, copper, zinc and lead, among others, valued at U.S.$39.7 billion during 2021, representing 62.8% of total exports while in 2020, was valued at U.S.$26.1 billion, representing 60.9% of total exports;

•	petroleum and derivative products and gas valued at U.S.$3.7 billion during 2021, representing 5.9% of total exports while in 2020, was valued at U.S.$1.6 billion, representing 3.7% of total exports;

•

traditional fishing exports, such as fishmeal and fish oil, valued at U.S.$1.5 billion during 2021, representing 3.7% of total exports, and valued at U.S.$1.3 billion in 2020, representing 3.6% of total exports;

•

non-traditional agriculture and livestock exports valued at U.S.$8.0 billion during 2021, representing 12.6% of total exports while in 2020 was valued at U.S.$6.7 billion, representing 15.7% of total exports; and

•

non-traditional textile exports, such as textile fibers and cloth, valued at U.S.$1.6 billion during 2021, representing 2.4% of total exports, and valued at U.S.$1.3 billion in 2020, representing 2.4% of total exports during the year.

The following tables provide further information on exports for the periods presented.

Exports

(in millions of U.S. dollars, at current prices)

	For the year ended December 31,
	2017	2018	2019	2020	2021
Traditional:
Fishing	1,789	1,938	1,929	1,543	2,339
Agricultural	827	762	774	732	854
Mineral	27,582	28,899	28,336	26,146	39,680
Petroleum and natural gas	3,369	4,039	2,975	1,593	3,711

Total traditional	33,566	35,638	34,014	30,013	46,585
Non-traditional:
Agriculture and livestock	5,103	5,867	6,299	6,742	7,955
Fishing	1,089	1,375	1,614	1,315	1,523
Textiles	1,272	1,402	1,355	1,016	1,648
Timbers and papers, and manufactures	344	339	322	239	281
Chemical	1,385	1,562	1,607	1,527	1,970
Non-metallic minerals	588	629	607	447	676
Basic metal industries and jewelry	1,273	1,325	1,310	929	1,619
Fabricated metal products and machinery	520	591	567	462	551
Other products(1)	152	150	131	93	150

Total non-traditional	11,725	13,240	13,812	12,770	16,373
Other products(2)	130	189	154	121	193

Total exports	45,422	49,066	47,980	42,905	63,151

(1)	Includes leather and handcrafts.
(2)	Includes the sale of fuel and food to foreign vessels and the repair of foreign vessels.

Source: Central Bank.

Exports

(as a percentage of total exports, at current prices)

	For the year ended December 31,
	2017	2018	2019	2020	2021
Traditional:
Fishing	3.9	3.9	4.0	3.6	3.7
Agricultural	1.8	1.6	1.6	1.7	1.4
Mineral	60.7	58.9	59.1	60.9	62.8
Petroleum and derivatives	7.4	8.2	6.2	3.7	5.9

Total traditional	73.9	72.6	70.9	70.0	73.8
Non-traditional:
Agriculture and livestock	11.2	12.0	13.1	15.7	12.6
Fishing	2.4	2.8	3.4	3.1	2.4
Textiles	2.8	2.9	2.8	2.4	2.6
Timbers and papers, and manufactures	0.8	0.7	0.7	0.6	0.4
Chemical	3.0	3.2	3.3	3.6	3.1
Non-metallic minerals	1.3	1.3	1.3	1.0	1.1
Basic metal industries and jewelry	2.8	2.7	2.7	2.2	2.6
Fabricated metal products and machinery	1.1	1.2	1.2	1.1	0.9
Other products(1)	0.3	0.3	0.3	0.2	0.2

Total non-traditional	25.8	27.0	28.8	29.8	25.9
Other products(2)	0.3	0.4	0.3	0.3	0.3

Total exports	100.0	100.0	100.0	100.0	100.0

(1)	Includes leather and handcrafts.
(2)	Includes the sale of fuel and food to foreign vessels and the repair of foreign vessels.

Source: Central Bank.

Imports amounted to U.S.$48.3 billion, U.S.$13.6 billion higher than in 2020, mainly due to the increase in imports of supplies (55.3%), and the recovery of domestic demand and higher international prices of goods.

In 2021 and 2020, Peru’s imports consisted primarily of imports of:

•

intermediate goods, such as fuels and raw materials for agricultural and industrial production, valued at U.S.$24.0 billion in 2021, representing 49.6% of total imports for such period, and valued at U.S.$15.4 billion in 2020, representing 44.5% of total imports for such period;

•

capital goods, such as transportation and building equipment, valued at U.S.$14.0 billion in 2021, representing 29.0% of total imports for such period, and valued at U.S.$10.4 billion in 2020, representing 30.1% of total imports for such period -the increase in the import of supplies in 2021 was the most important (U.S.$8.5 billion), mainly due to the increase in purchases of raw materials (U.S.$5.1 billion) and fuel, lubricants and related products (U.S.$3.1 billion); and

•	consumer goods valued at U.S.$10.2 billion in 2021, representing 21.1% of total imports for such period, and valued at U.S.$8.7 billion in 2020, representing 25.2% of total imports for such period.

The following tables provide further information regarding imports for the periods presented.

Imports

(in millions of U.S. dollars, at current prices)

	For the year ended December 31,
	2017	2018	2019	2020	2021
Consumer goods:
Durable goods	4,183	4,286	4,166	3,290	4,313
Non-durable goods	5,156	5,305	5,421	5,443	5,869

Total consumer goods	9,339	9,591	9,588	8,733	10,182
Intermediate goods:
Petroleum products, lubricants	5,390	6,593	5,652	2,980	6,064
Raw materials for agriculture	1,469	1,459	1,449	1,525	1,902
Raw materials for manufacturing	11,044	12,463	12,009	10,930	16,001

Total intermediate goods	17,902	20,516	19,110	15,435	23,967
Capital goods:
Construction materials	1,061	1,193	1,304	1,081	1,538
For agriculture	143	150	152	153	185
For manufacturing	7,399	7,373	7,813	7,117	9,011
Transportation equipment	2,714	2,926	3,036	2,104	3,301

Total capital goods	11,316	11,641	12,305	10,455	14,035
Other(1)	160	119	98	86	134

Total imports	38,718	41,866	41,101	34,709	48,317

Memorandum items:
Temporal admission imports(2)	387	312	410	412	487
Imports into free trade zone(3)	212	212	220	166	199

(1)

Includes the donation of goods, the purchase of fuels and Peruvian food products and the repair of capital goods in the exterior such as other goods not falling into any one of the classifications used.

(2)	Imports that must be processed and exported within a definite period of time and are not subject to tariffs.
(3)	Imports through the Tacna Special Processing Area, which is primarily dedicated to the assembly of motor vehicles. Peru has five free trade zones, but only the Tacna zone is economically active.

Source: Central Bank.

Imports

(as a percentage of total imports, at current prices)

	For the year ended December 31,
	2017	2018	2019	2020	2021
Consumer goods:
Durable goods	10.8	10.2	10.1	9.5	8.9
Non-durable goods	13.3	12.7	13.2	15.7	12.1

Total consumer goods	24.1	22.9	23.3	25.2	21.1
Intermediate goods:
Petroleum products, lubricants	13.9	15.7	13.8	8.6	12.6
Raw materials for agriculture	3.8	3.5	3.5	4.4	3.9
Raw materials for manufacturing	28.5	29.8	29.2	31.5	33.1

Total intermediate goods	46.2	49.0	46.5	44.5	49.6
Capital goods:
Construction materials	2.7	2.8	3.2	3.1	3.2
For agriculture	0.4	0.4	0.4	0.4	0.4
For manufacturing	19.1	17.6	19.0	20.5	18.6
Transportation equipment	7.0	7.0	7.4	6.1	6.8

Total capital goods	29.2	27.8	29.9	30.1	29.0
Other(1)	0.4	0.3	0.2	0.2	0.3

Total import	100.0	100.0	100.0	100.0	100.0

Memorandum items:
Temporal admission imports(2)	1.0	0.7	1.0	1.2	1.0
Imports into free trade zone(3)	0.5	0.5	0.5	0.5	0.4

(1)

Includes the donation of goods, the purchase of fuels and Peruvian food products and the repair of capital goods in the exterior such as other goods not falling into any one of the classifications used.

(2)	Imports that must be processed and exported within a definite period of time and are not subject to tariffs.
(3)	Imports through the Special Zone of Tacna, which is primarily dedicated to the assembly of motor vehicles. Peru has five free trade zones but only the Tacna zone is economically active.

Source: Central Bank.

Capital Account

The capital account reflects foreign direct investment and monetary flows into and out of a nation’s financial markets.

In 2017, the capital account balance decreased by 54.5% to U.S.$2.5 billion as compared to U.S.$5.5 billion in 2016. This decrease in 2017 was due primarily to reduced investment of other medium- and long-term capital.

In 2018, the capital account balance decreased by 20.4% to U.S.$2.0 billion as compared to U.S.$2.5 billion in 2017. This decrease in 2018 was due primarily to reduced or other medium- and long-term capital flows.

In 2019, the capital account balance highly increased to U.S.$7.3 billion as compared to U.S.$2.0 billion in 2018. This increase was due primarily to increased foreign direct investment and increased investment in sovereign debt and private debt securities by local residents and reduced investment abroad by AFPs and mutual funds, in the context of lower interest rates in the international markets and lower market volatility.

In 2020, the capital account balance decreased to U.S.$6.4 billion as compared to U.S.$7.3 billion in 2019, due to an increase of investments in public assets and, to a lower extent, a decrease of private investments overseas. The public balance account was determined by the increase of funds directed to public assets originated in the issuance of Global Bonds during the pandemic. In addition, the sale of foreign assest held by the pension system due to local pension demand decreased the flux of investments overseas.

In 2021, the capital account balance increased to U.S.$15.6 billion as compared to U.S.$6.4 billion in 2020, due to the increase of foreign direct investment in the country by U.S.$7.4 billion, well above the U.S.$732 million in 2020, as a result of the recovery of the economy, following the implementation of Peru’s vaccination program.

Net short-term capital outflows in 2021 were U.S.$16.6 billion, compared to outflows of U.S.$647 million from the previous year, which was equivalent to 7.4% of GDP, a record level since 1950.

External financing of the public sector in 2021 amounted to U.S.$15.6 billion, as a result of higher external debt (issuance of global bonds for U.S.$10.2 billion), credits from international agencies (U.S.$2.8), the allocation of Special Drawing Rights (SDR) by the IMF (U.S.$1.8 billion) and the reopening of Petroperu’s corporate bond maturing in 2047 (U.S.$1.0 billion). This financing trend was limited by the sale of sovereign bonds held by non-residents for U.S.$316 million, in contrast to purchases in 2020 of U.S.$1.6 billion. The increase in public indebtedness was associated with financing requirements, aimed at reversing the impact of the COVID-19 crisis in the country.

Geographic Distribution of Exports

(as a percentage of total exports, at current prices)

	For the year ended December 31,
	2017	2018	2019	2020	2021
United States	15.4	16.2	11.9	15.1	12.6
Canada	2.6	1.9	5.1	6.2	4.8
Mexico	0.9	0.9	1.0	1.1	1.0

Total North America	18.9	19.0	17.9	22.4	18.4
Brazil	3.5	3.5	3.0	1.8	1.9
Colombia	1.5	1.6	1.7	1.6	1.5
Chile	2.3	2.5	2.7	2.7	3.0
Venezuela	0.1	0.1	0.1	0.1	0.2
Other	8.5	7.1	8.9	4.9	5.3

Total Latin America and the Caribbean	15.9	14.7	16.4	11.2	11.9
United Kingdom	1.6	1.4	1.0	1.0	2.3
Switzerland	5.2	4.3	4.8	3.3	3.4
Germany	2.1	2.3	2.2	2.2	2.0
Spain	4.1	3.7	2.5	2.7	2.6
Other	6.9	7.8	8.0	8.1	7.9

Total Europe	19.8	19.4	18.4	17.4	18.2
Japan	4.1	4.4	4.1	4.5	4.9
China	25.6	27.0	28.3	30.1	32.2
Other	13.4	13.4	13.0	13.0	13.2

Total Asia	43.1	44.8	45.4	47.6	50.3
Africa and others	2.2	2.1	1.8	1.3	1.2

Total exports	100.00	100.00	100.00	100.00	100.00

Source: Central Bank.

Geographic Distribution of Imports

(as a percentage of total imports, at current prices)

	For the year ended December 31,
	2017	2018	2019	2020	2021
United States	19.9	20.9	20.6	18.4	18.7
Canada	1.7	1.6	1.5	2.2	1.9
Mexico	4.5	4.5	4.4	4.2	3.7

Total North America	26.0	27.0	26.5	24.8	24.3
Brazil	6.1	5.5	5.6	5.5	6.7
Colombia	3.7	3.7	3.2	2.7	2.3
Chile	3.4	3.5	3.7	3.0	2.6
Venezuela	0.1	0.0	0.0	0.0	0.0
Other	9.2	9.3	9.0	8.8	9.2

Total Latin America and the Caribbean	22.5	22.0	21.4	20.0	20.8
United Kingdom	0.7	0.6	0.6	0.5	0.5
Switzerland	0.4	0.3	0.4	0.4	0.3
Germany	2.7	2.5	2.7	2.8	2.3
Spain	2.6	2.2	2.1	1.9	1.7
Other	7.1	6.7	6.8	6.9	6.7

Total Europe	13.4	12.3	12.5	12.5	11.5
Japan	2.5	2.4	2.5	2.0	2.0
China	22.1	23.3	24.2	28.7	28.5
Other	10.7	10.1	10.2	10.4	11.7

Total Asia	35.4	35.9	36.9	41.1	42.2
Africa and others	2.7	2.8	2.6	1.6	1.3

Total imports	100.0	100.0	100.0	100.0	100.0

Source: Central Bank.

Foreign Direct Investment

Peru has an open investment regime and a legal framework that generally promotes and protects foreign investment. The basis of this open investment regime was established in 1991 through the Foreign Investment Promotion Law and the Private Investment Growth Framework Law, as amended. This framework allows both foreign and domestic investors to enter into legal stability agreements with the Government. For a description of these measures, see “The Economy—Privatization and Role of the State in the Economy.”

Peru attracted more than U.S.$26.2 billion in foreign direct investment between 2017 and 2021. In 2017, foreign direct investment increased 8.9% to U.S.$7.4 billion as compared to 2016, primarily due to increased investment of equity capital and net liabilities to capitalize enterprises. In 2018, foreign direct investment decreased 20.8% to U.S.$5.9 billion as compared to 2017 due to reinvestment primarily concentrated in the mining and service sectors. In 2019, foreign direct investment decreased 18.9% to U.S.$4.8 billion as compared to 2018 due to reinvestment primarily concentrated in the mining and non-financial service sectors. In 2020, foreign direct investment decreased 84.6% to U.S.$0.7 billion as compared to 2019 due to the general pandemic restrictions and global economic impact. The decrease in dividens to parent companies was an impulse to domestic reinvestment and a decrease of parent loans. Such funds were invested in mining (U.S.$1.3 billion), manufacturing (U.S.$146 million) and energy (U.S.$270 million). In 2021, foreign investment increased to U.S.$7.4 billion. Such funds were invested in mining (U.S.$3.7 billion), non financial services (U.S.$2.0 billion), hydrocarbons (U.S.$1.0 billion) and energy (U.S.$458 million).

In 2017, Peru completed six privatizations and concession grants for U.S.$0.93 billion. In 2018, the state awarded investment projects for a sum of U.S.$2.7 billion. The two most important projects were Southern Peru Copper Corporation’s Michiquillay Mine in February totaling U.S.$1.95 billion and the Terminal Portuario Multiproposito de Salaverry in May totaling U.S.$0.23 billion.

In 2019, the state awarded investment projects for a sum of U.S.$351 million. In 2020, Peru awarded U.S.$18.3 million. In 2021, the state awarded investment projects for a sum of U.S.$28.8 million.

For a description of these transactions see “Privatizations and Concessions” above.

Portfolio Investment

Flows of portfolio capital into and out of Peru fluctuated between 2017 and 2021 were as follows.

•	In 2017, Peru experienced portfolio capital outflows of U.S.$172.0 million, primarily as a result of sales by non-resident investors of securities issued by local companies.

•

In 2018, Peru experienced portfolio capital outflows of U.S.$442.0 million (which included the purchase of shares by non-resident investors through the Lima Stock Exchange and the placement of American Depositary Receipts), primarily as a result of sales by non-resident investors of securities issued by local companies.

•

In 2019, Peru experienced portfolio capital outflows of U.S.$511.0 million (which included the purchase of shares by non-resident investors through the Lima Stock Exchange and the placement of American Depositary Receipts), primarily as a result of sales by non-resident investors of securities issued by local companies.

•

In 2020, Peru experienced portfolio capital outflows of U.S.$209.0 million (which included the purchase of shares by non-resident investors through the Lima Stock Exchange and the placement of American Depositary Receipts), primarily as a result of sales by non-resident investors of securities issued by local companies.

•

In 2021, Peru experienced portfolio capital outflows of U.S.$154 million (which included the purchase of shares by non-resident investors through the Lima Stock Exchange and the placement of American Depositary Receipts), primarily as a result of sales by non-resident investors of securities issued by local companies.

The following table provides information, by sector, on the stock of foreign direct investments registered with Proinversión as of the dates indicated, which does not include loans or reinvestments. The stock of foreign direct investment refers to the level of foreign funds directly invested in the Peruvian economy as of the dates indicated and does not reflect investment flows.

Registered Stock of Foreign Direct Investment by Sector*

(in millions of U.S. dollars at current prices)

	For the year ended December 31,
	2017	2018	2019	2020	2021(1)
Agriculture	82.9	82.9	82.9	82.9	82.9
Commerce	794.0	794.0	808.4	808.4	808.4
Construction	396.6	398.5	399.8	399.8	399.8
Energy	3,451.1	3,453.7	3,496.4	3,496.4	3,501.4
Finance	5,174.1	5,245.3	5,885.1	5,928.9	5,929.0
Fishing	163.0	163.0	163.0	163.0	163.0
Forestry	1.2	1.2	1.2	1.2	1.2
Housing	81.6	81.6	81.6	81.6	81.6
Industry	3,226.4	3,315.9	3,315.9	3,435.9	3,435.9
Mining	5,872.2	6,878.4	6,884.2	6,889.5	6,889.5
Petroleum	679.7	679.7	679.7	679.7	679.7
Services	874.8	891.2	1,091.5	1,098.1	1,131.1
Telecommunication	5,361.8	5,514.5	5,514.5	5,522.1	5,522.1
Tourism	83.4	83.4	83.4	83.4	83.4
Transportation	522.6	522.6	522.6	522.6	522.6

Total	26,765.4	28,106.0	29,010.4	29,193.7	29,231.8

*	Includes equity investments by foreign investors in domestic companies.
(1)	Updated as of December 31, 2021.

Source: Proinversión.

The following table provides information on the stock of foreign direct investment by country of origin in dollars, and as a percentage of total foreign direct investment, as registered with Proinversión or its predecessor agency, as of the dates presented.

Registered Stock of Foreign Direct Investment by Country of Origin*

(in millions of U.S. dollars, at current prices)

	For the year ended December 31,
	2017	2018	2019	2020	2021(1)
Argentina	37.9	37.9	37.9	37.9	37.9
Australia	7.3	7.3	7.3	7.3	7.3
Austria	36.2	52.6	52.6	52.6	52.6
Bahamas	185.1	185.1	185.1	185.1	185.1
Belgium	181.1	181.1	181.1	181.1	181.1
Bermuda	293.1	293.1	293.1	293.1	293.1
Bolivia	3.1	3.1	3.1	3.1	3.1
Brazil	1,226.4	1,226.4	1,226.4	1,226.4	1,226.4
Canada	1,086.2	1,086.2	1,086.2	1,086.2	1,086.2
Cayman Islands	96.1	96.1	113.3	113.3	113.3
Chile	3,414.1	3,567.5	3,577.2	3,579.5	3,579.5
China	269.9	319.9	339.9	697.3	697.3
Colombia	1,180.5	1,180.5	1,180.5	1,180.5	1,180.5
Denmark	9.7	9.7	9.7	9.7	9.7
Ecuador	164.6	164.6	164.6	164.6	164.6
France	223.7	226.4	226.4	226.4	226.4
Germany	219.2	219.2	219.2	219.2	219.2
Great Britain	204.7	856.8	856.8	858.0	858.0
Italy	170.3	170.3	170.3	170.3	170.3
Japan	238.4	238.4	238.4	238.4	238.4
Korea	49.1	49.1	49.1	49.1	49.1
Liechtenstein	19.0	19.0	19.0	19.0	19.0
Luxembourg	556.7	556.7	556.7	556.7	556.7
Malta	4.8	4.8	4.8	4.8	4.8
Mexico	542.6	577.7	577.7	577.7	577.7
Netherlands	1,171.4	1,171.4	1,463.0	1,105.6	1,105.6
New Zealand	6.8	6.8	6.8	6.8	6.8
Norway	17.7	17.7	17.7	137.7	137.7
Panama	944.8	944.8	944.8	944.8	944.8
Portugal	39.1	39.1	39.1	39.1	39.1
Singapore	365.5	365.5	365.5	365.5	365.5
Spain	5,049.8	5,142.0	5,184.7	5,198.9	5,222.1
Sweden	51.1	51.1	51.1	51.1	51.1
Switzerland	496.7	513.9	538.4	574.7	574.7
United Arab Emirates	6.7	6.7	6.7	6.7	6.7
United Kingdom(2)	4,805.3	5,124.3	5,419.0	5,423.0	5,423.1
United States	3,221.1	3,223.5	3,227.1	3,232.4	3,232.4
Uruguay	156.5	156.5	156.5	156.5	156.5
Venezuela	3.2	3.2	3.2	3.2	3.2
Virgin Islands	0.0	0.0	200.3	200.3	215.1
Others	10.2	10.2	10.2	10.2	10.2

Total	26,765.4	28,106.0	29,010.4	29,193.7	29,231.8

*	Includes equity investments by foreign investors in domestic companies.
(1)	Updated as of December 31, 2021.
(2)	Includes United Kingdom overseas territories.

Source: Proinversión.

Registered Stock of Foreign Direct Investment by Country of Origin

(as a percentage of total direct investment, at current prices)

	For the year ended December 31,
	2017	2018	2019	2020	2021(1)
Argentina	0.14	0.13	0.13	0.13	0.13
Australia	0.03	0.03	0.03	0.03	0.03
Austria	0.14	0.19	0.18	0.18	0.18
Bahamas	0.69	0.66	0.64	0.63	0.63
Belgium	0.68	0.64	0.62	0.62	0.62
Bermuda	1.10	1.04	1.01	1.00	1.00
Bolivia	0.01	0.01	0.01	0.01	0.01
Brazil	4.58	4.36	4.23	4.20	4.20
Canada	4.06	3.86	3.74	3.72	3.72
Cayman Islands	0.36	0.34	0.39	0.39	0.39
Chile	12.76	12.69	12.33	12.26	12.25
China	1.01	1.14	1.17	2.39	2.39
Colombia	4.41	4.20	4.07	4.04	4.04
Denmark	0.04	0.03	0.03	0.03	0.03
Ecuador	0.62	0.59	0.57	0.56	0.56
France	0.84	0.81	0.78	0.78	0.77
Germany	0.82	0.78	0.76	0.75	0.75
Great Britain	0.76	3.05	2.95	2.94	2.94
Italy	0.64	0.61	0.59	0.58	0.58
Japan	0.89	0.85	0.82	0.82	0.82
Korea	0.18	0.17	0.17	0.17	0.17
Liechtenstein	0.07	0.07	0.07	0.07	0.07
Luxembourg	2.08	1.98	1.92	1.91	1.90
Malta	0.02	0.02	0.02	0.02	0.02
Mexico	2.03	2.06	1.99	1.98	1.98
Netherlands	4.38	4.17	5.04	3.79	3.78
New Zealand	0.03	0.02	0.02	0.02	0.02
Norway	0.07	0.06	0.06	0.47	0.47
Panama	3.53	3.36	3.26	3.24	3.23
Portugal	0.15	0.14	0.13	0.13	0.13
Singapore	1.37	1.30	1.26	1.25	1.25
Spain	18.87	18.29	17.87	17.81	17.86
Sweden	0.19	0.18	0.18	0.17	0.17
Switzerland	1.86	1.83	1.86	1.97	1.97
United Arab Emirates	0.03	0.02	0.02	0.02	0.02
United Kingdom(2)	17.95	18.23	18.68	18.58	18.55
United States	12.03	11.47	11.12	11.07	11.06
Uruguay	0.58	0.56	0.54	0.54	0.54
Venezuela	0.01	0.01	0.01	0.01	0.01
Virgin Islands	0.00	0.00	0.69	0.69	0.74
Others	0.04	0.04	0.04	0.03	0.03

Total	100.0	100.0	100.0	100.0	100.0

(1)	Updated as of December 31, 2021.
(2)	Includes United Kingdom overseas territories.

Source: Proinversión.

The principal sources of direct investment in Peru by country of origin in 2021 were Spain, the United Kingdom, the United States and Chile. Together they represented 59.72% of total foreign direct investment in 2021.

THE MONETARY SYSTEM

Central Bank

Established in 1922, the Central Bank serves as Peru’s monetary authority. The Central Bank exists and operates under Chapter V of the 1993 Constitution and the Ley Orgánica del Banco Central de Reserva del Perú, or the Central Bank’s charter, enacted that same year. The 1993 Constitution and the Central Bank’s charter establish that the goal of the Central Bank is to maintain price stability. Congress vested the Central Bank with the authority to regulate Peru’s monetary base, manage Peru’s international reserves and gather and publish data on Peru’s finances. The Central Bank is also the sole issuer of sol.

The Central Bank is headed by a board of directors composed of seven members who each serve five-year terms that are coterminous with the Peruvian President’s term. Congress appoints three of the Central Bank’s directors, and the Executive Branch appoints four, including the president of the Central Bank’s board. Appointment of the president of the Central Bank’s board is subject to ratification by Congress. The Central Bank’s charter requires directors of the Central Bank to have extensive experience in and knowledge of economics and finance. The responsibility of the Central Bank’s board is to formulate a monetary program consistent with the Central Bank’s mandate to maintain price stability.

The Central Bank’s daily operations are under the supervision of its General Manager and the Money and Foreign Exchange Committee. This committee meets daily to make decisions regarding monetary operations, such as the amount of U.S. dollars to be purchased in the foreign exchange market, whether to auction Central Bank certificates of deposit and the interest rate that the Central Bank will charge on short-term credits, which is generally known as the discount rate.

Reform of the Central Bank and of Peru’s monetary policy has been a centerpiece of the economic program Peru began in the early 1990s. These reforms were based on the following two key elements that were promulgated under the 1993 Constitution and the Central Bank’s charter:

•	the Central Bank’s principal purpose is to maintain price stability by preserving the value of the currency; and

•	the Central Bank has full autonomy.

These reforms were implemented to address the high rates of inflation that Peru, along with other South American countries, experienced during the 1980s and early 1990s. The premise underlying these reforms was that the Central Bank could contribute most effectively to economic prosperity by focusing its activities on achieving price stability. Prior to these reforms, the Central Bank operated under a much broader mandate that made it directly responsible for fueling growth and for establishing credit and exchange rate conditions. Pursuit of these broader and occasionally incompatible objectives resulted in erratic policy choices that exacerbated adverse economic conditions and contributed to the hyperinflation experienced in the late 1980s and early 1990s.

The Central Bank was granted autonomy based on the belief that, to operate effectively, the Central Bank must be immune from political pressures. In the past, the Central Bank had often been required to pursue ill-advised policies, such as printing currency in order to finance public spending, as a result of government intervention. Since the reforms were implemented, technical rather than political management of Peru’s monetary policy has built confidence in the Government’s ability to formulate and implement a sound and stable monetary policy.

The 1993 Constitution and the Central Bank’s charter guarantee the autonomy of the Central Bank by prohibiting it from:

•	providing financing to the public sector, except indirectly through limited purchases of treasury bonds;

•	issuing guarantee certificates, surety bonds or any other kind of guarantees, using any other form of indirect financing, or providing insurance of any kind;

•	imposing sector or regional ratios on the composition of the loan portfolios of financial institutions; and

•	establishing multiple currency exchange regimes.

The reform of the Central Bank’s role has been instrumental in the sharp decline in inflation experienced during the 1990s. Between 1994 and 2000, the Central Bank met or slightly exceeded its annual inflation targets. Since 2001, the Central Bank has maintained a restrictive monetary policy that produced a marked deceleration in the growth rate in the CPI, which was 1.4% in 2017, 2.2% in 2018, 1.9% in 2019, 2.0% in 2020 and 6.4% in 2021. This relatively stable rate of inflation has fostered confidence in the stability of the Peruvian currency.

Monetary Policy

The Central Bank’s primary goal is to maintain a stable monetary environment. To conduct monetary policy, the Central Bank has established a target inflation rate and has announced this target rate in order to shape market expectations. The inflation rate in 2021 was 6.4%, above the target range of 1% and 3%.

Decisions on monetary policy are translated into changes in an operational target chosen by the Central Bank. Since 2001, the Central Bank has gradually changed its monetary policy from a monetary base growth control scheme to an interbank interest rate control scheme. As a result, the volatility of the interbank interest rate has diminished continuously. The reduction in the volatility of the interbank interest rate has significantly reinforced the influence of this rate over the other banks’ interest rates. Even during 2001 and 2002, while monetary policy targeted the amount of demand deposits held by commercial banks at the Central Bank, it announced the reference interbank interest rate range. The upper limit of the reference interbank interest rate range is the interest rate for direct repos and the rediscount rate and the lower limit correspond to the interest rate for overnight deposits by commercial banks at the Central Bank.

Under the Central Bank’s charter, interest rates float freely in the Peruvian economy and are determined by market conditions. Only in exceptional circumstances may the Central Bank establish minimum and maximum interest rates. Since January 2003, the Central Bank has released its monetary policy decisions regarding the Central Bank’s interest rates for discount window operations and deposit facilities with commercial banks. These interest rates are intended to establish a reference rate for the interbank market.

Between April 2020 and July 2021, the Central Bank kept the benchmark interest rate at 0.25%, the lowest level since the implementation of target inflation rates, together with a portfolio of monetary policy instruments to increase the monetary stimulus, in order to avoid the breakdown of the payments and credit chain, given the magnitude of the COVID-19 pandemic.

The supply shocks that raised inflation in 2021 also led to an increase in inflation expectations. In this context, in order to avoid a persistent de-anchoring of inflation expectations with respect to the target range, the Central Bank’s Board of Directors approved to start, in August 2021, the withdrawal of the monetary stimulus with an increase in the reference rate of 25 basis points. Subsequently, during the monetary policy sessions held between September and December 2021, the Central Bank’s Board of Directors approved a raise to the reference interest rate of the monetary policy by 50 basis points each time, totaling five increases. Thus, the reference interest rate increased from 0.25% in July to 2.50% in December.

These decisions implied maintaining an expansive stance of the monetary policy, given that the real reference interest rate remained at negative levels (-1.21% in December 2021), after having reached a historical low of -2.53% in August. It is worth mentioning that the Central Bank’s Board of Directors decision on the benchmark interest rate was made in a context in which several central banks in the region raised their policy rates since March 2021.

During 2021, the monetary policy of the Central Bank showed a stance in favor of the withdrawal of monetary stimulus since July, one month before the August interest rate increase. Likewise, the indicator shows that the monetary policy statement took a more favorable stance to the withdrawal of monetary stimulus in the following months.

In 2021, the sol depreciated 10.3% in nominal terms against the dollar from S/3.62 to S/3.99 per dollar, which was associated with the increase in political uncertainty that affected economic agents’ expectations, added to the effects of global factors. Emerging currencies were affected by the increase in inflation expectations at a global level; expectations of an anticipated normalization of the Federal Reserve’s monetary policy; and concerns regarding the advance of new variants of COVID-19. The Peruvian exchange rate reached a new historical maximum on October 6 (S/4.138) since 2002, associated to the higher local political risk. In terms of volatility terms, the sol recorded since April 2021 one of the highest levels since the international financial crisis of 2008, which was mainly motivated by the uncertainty related to the electoral period.

In order to complement the increases in the reference rate, as well as to reinforce monetary control, the Central Bank published Circular No. 024-2021-BCRP at the end of August 2021, which established the gradual increase of reserve requirements in local currency as of September 2021. It was established that the reserve requirement in local currency would be the greater of: (i) the amount resulting from a marginal reserve requirement rate of 25.0% on the increase in the total obligations subject to reserve requirement with respect to July 2021, and (ii) the amount resulting from applying the minimum average reserve requirement rate of 4.0% in September, 4.25% in October and 4.50% as of November 2021 (this last minimum average reserve requirement rate was not in force). Likewise, the minimum current account requirement that financial institutions maintain at the Central Bank was raised from 0.75% to 1.0% as of October 2021. In October 2021 (Circular No. 031-2021-BCRP) the minimum legal reserve requirement rate was increased from 4.0% to 4.5% in November 2021, to 4.75% in December 2021 and to 5.0% as of January 2022, respectively. In this manner, the reserve requirement would be the maximum between (i) the resulting from applying the reserve requirement rate of the base period (July 2021) to the obligations subject to reserve requirement up to the level of the based period, and a marginal reserve requirement rate of 25.0% with respect to the base period and (ii) the minimum legal reserve requirement corresponding to the evaluation period. Additionally, as of November 2021, a maximum average reserve requirement equivalent to 6.0% of the flow of the total obligations subject to reserve requirement for the evaluation period will be in force, in order to maintain a low dispersion in the average reserve requirement rates among financial institutions. Given the impact of COVID-19, and in order to provide resources to financial institutions, by the end of March 2020, the reserve requirement rate in local currency had been reduced from 5.0% to 4.0%, effective as of April 2020. Furthermore, as of that date, the minimum current account requirement was reduced from 1.0% to 0.75%.

The reserve requirement in foreign currency was modified by the Central Bank’s adoption of Circular No. 005-2021-BCRP, dated March 2021, with respect to the additional reserve requirements based on the evolution of total credit and vehicle and mortgage consumer credit in foreign currency. The purpose of these measures is to continue promoting, in the long term, a gradual process of reduction in the dollarization of credit. Previously, this requirement had been suspended from the reserve requirement period of April 2020 until December 2020, and then postponed until April 2021, within the measures adopted by the Central Bank, due to COVID-19.

The following table provides information on interest rates applicable to commercial bank loans as of the dates presented.

Interest Rates on Commercial Bank Loans

(annual percentage rates)

	For the year ended December 31,
	2017	2018	2019	2020	2021
Domestic currency:
Interbank	3.3	2.8	2.3	0.2	2.3
Prime(1)	3.6	4.3	3.3	0.6	2.9
Average loan rate	15.8	14.3	14.1	12.1	11.0

Foreign currency:
Interbank	1.3	2.3	1.8	0.3	0.3
Prime(1)	2.2	3.4	2.7	1.1	1.0
Average loan rate	6.7	7.9	7.5	6.1	6.8

(1)

Weighted average of prime interest rates of commercial banks for each period based on the outstanding principal amount of loans in the corporate sector. It only considers the primer rate on loans to the corporate sector.

Source: Central Bank.

As of December 31, 2017, the average interest rate on domestic currency loans decreased to 15.8%, while the rate on foreign currency loans decreased to 6.7%. As of December 31, 2018, the average interest rate on domestic currency loans decreased to 14.3%, while the rate on foreign currency loans increased to 7.9%. As of December 31, 2019, the average interest rate on domestic currency loans decreased to 14.1%, and the rate on foreign currency loans decreased to 7.5%. As of December 31, 2020, the average interest rate on domestic currency loans decreased to 12.1%, and the rate on foreign currency loans decreased to 6.1%. As of December 31, 2021, the average interest rate on domestic currency loans decreased to 11.0%, and the rate on foreign currency loans increased to 6.8%.

The following table provides information on interest rates applicable to deposits as of the dates presented.

Interest Rates on Deposits Paid by Commercial Banks

(annual percentage rates)

	For the year ended December 31,
	2017	2018	2019	2020	2021
Domestic currency:
Saving deposits	0.6	0.8	0.7	0.6	0.6
Time deposits(1)	3.7	3.8	3.0	0.5	1.7
Average deposits rate(2)	2.5	2.4	2.2	1.0	1.0

Foreign currency:
Saving deposits	0.2	0.2	0.2	0.1	0.1
Time deposits(1)	1.2	1.7	1.4	0.3	0.5
Average deposits rate(2)	0.5	0.8	0.8	0.3	0.2

(1)	Time deposits for 31 to 179 days.
(2)	The average of the TIPMN rate published daily by SBS. The TIPMN is the average deposit rate in domestic currency expressed in annual effective rates.

Source: Central Bank.

The average interest rate on domestic currency deposits and foreign currency deposits were:

•	2.5% and 0.5%, respectively, as of December 31, 2017;

•	2.4% and 0.8%, respectively, as of December 31, 2018;

•	2.2% and 0.8%, respectively, as of December 31, 2019;

•	1.0% and 0.3%, respectively, as of December 31, 2020; and

•	1.0% and 0.2%, respectively, as of December 31, 2021.

The interest rate on domestic currency deposits decreased 1.5% from 2017 to 2021, while the interest rate on foreign currency deposits decreased 0.3% during the same period.

The Central Bank employs several tools to implement its monetary operations. These tools fall into the following three major categories:

•	open market operations, which include:

•	auctions to financial institutions of Central Bank certificates of deposit (CDBCRP) and indexed certificates of deposit (CDR) (indexed to the exchange rate);

•	temporary purchases of Central Bank certificates of deposits and of treasury bonds; and

•	purchases and sales of foreign currencies in the interbank market;

•	discount-window transactions, which include:

•	monetary regulation loans, generally known as rediscounts, which consist of short-term loans made directly by the Central Bank to financial institutions to cover their short-term liquidity needs;

•	direct repurchase agreements;

•	overnight foreign currency swaps that allow the Central Bank to provide financial institutions with short-term liquidity; and

•	remunerated overnight deposits in the Central Bank, in both domestic and foreign currencies, which allow the Central Bank to remove excess liquidity from the banking system; and

•	minimum reserve requirements.

As of December 31, 2021, the minimum reserve requirement for local currency deposits was 4.75%. As of November 2021, average reserve requirement rate for obligations subject to the general regime was capped at 6.0%. These actions were intended to support the monetary sterilization mechanisms and strengthen the liquidity levels of the entities subject to reserve requirements in order to preserve monetary stability. The minimum reserve requirement for foreign currency deposits was 3.0%. Foreign currency deposits were subject to a 9% marginal rate. On average, 5.1% of local currency deposits and 34.5% of total foreign currency deposits were maintained as reserves. Financial institutions may satisfy the minimum reserve requirements with funds they hold in vaults or that are on deposit in their accounts at the Central Bank. Financial institutions also must maintain at least 1.0% and 3.0%, respectively, of local and foreign currency deposited with the Central Bank on its current account deposits.

The Central Bank relies primarily on open market operations to regulate the liquidity of the banking system and promotes the perception of the Central Bank as a lender of last resort by imposing above-market rates and commissions on discount-window transactions.

The significant volatility of short-term capital flows has been a destabilizing factor in Peru’s monetary system since 1998 when large capital outflows occurred following the Russian financial crisis. Between 1999 and 2004, short-term capital fluctuated between U.S.$230 million of inflows in 2004 and U.S.$1.5 billion of outflows in 1999. Short-term capital outflows of U.S.$1.1 billion from 2017 to U.S.$16.6 billion in 2021, the only outflows was U.S.$0.5 billion during 2019. To confront the volatility of short-term capital flows, the Central Bank generally requires high foreign currency reserve requirements that discourage significant capital outflows and promote holdings of local currency. Since January 2008, the Central Bank has issued certificates of deposit with restricted trading in order to avoid speculation against the dollar in the local market. This type of certificate can only be purchased by domestic financial institutions in primary placements.

Despite the positive impact that it may have on reducing cross-border transaction costs and preserving purchasing power, the high level of dollarization of the financial system has also increased the vulnerability of the economy (currency risk and liquidity risk). Dollarization generally refers to the degree to which the U.S. dollar has displaced the sol in the economy. Dollarization began during the 1980s as inflation rates started to rise. As inflation reached triple-digit rates between 1983 and 1985, foreign currency-denominated assets were increasingly used to store value. By 1990, when the annual inflation rate reached 7,650%, 47% of total deposits in the domestic financial system, and 76% of total deposits held by Peruvians domestically and abroad, were denominated in U.S. dollars. Since the 1990s, the Peruvian economy has remained highly dollarized, but in the past few years the ratio of dollarization has been decreasing.

As of December 31, 2021, U.S. dollar-denominated deposits equaled 36.8% of total deposits in the financial system (at the end of 2020, they represented 33.2%; at the end of 2019, they represented 35.7%; at the end of 2018, they represented 37.3%; and at the end of 2017, they represented 39.5%). At the same time, U.S. dollar-denominated credits in the private sector increased to 22.7% of total credits in the financial system as of December 31, 2021 (22.0% at the end of 2020, 25.7% at the end of 2019, 28.0% at the end of 2018, and 28.8% at the end of 2017).

The continued demand for soles in the vast majority of transactions that take place in the Peruvian economy has preserved the sol as the main channel through which the Central Bank can affect aggregate demand and thus control inflation. The Central Bank expects that as it continues to meet its inflation targets, confidence in the value of the sol will grow, gradually restoring the sol as the principal currency for savings.

One of the monetary policy instruments of the Central Bank is the use of reporting transactions (operaciones de reporte).~~–~~In 1977, the Central Bank started implementing securities reporting transactions (operaciones de reporte de valores) to provide short-term liquidity to banking entities with liquidity constraints. In May 2007, the Central Bank started doing currency reporting transactions (operaciones de reporte de moneda), to provide liquidity by transferring Soles to the financial system in exchange for U.S. dollars. In addition, in the context of the measures to reduce the dollar-denomination of the economy in December 2014, two additional types of reporting transactions were created: (i) expansion reporting transactions, with the goal of supporting the growth of Soles-denominated credit, and (ii) substitution reporting transactions, with the goal of supporting the conversion of foreign currency-denominated credit into Soles-denominated credit.

The following table provides bank credit to the private sector as a percentage of global credit for the periods presented.

Bank Credit to the Private Sector

(as percentage of total credit)

	Private Commercial Banks		Public Sector Banks
	S/	Foreign Currency	S/	Foreign Currency
As of December 31,
2017	71.2	28.8	69.6	30.4
2018	72.0	28.0	77.0	23.0
2019	74.3	25.7	80.7	19.3
2020	78.0	22.0	74.4	25.6
2021	77.3	22.7	75.3	24.7

Source: Central Bank.

The Banking Law and the charter of the SBS, as defined below, provide that financial companies may freely establish interest rates and the commissions they charge on loans, deposits and other services they provide.

Supervision of the Financial System

Established in 1931, the Superintendencia de Banca, Seguros y Administradoras Privadas de Fondos de Pensiones, or Banking, Insurance and AFP Superintendency, or the SBS, is responsible for regulating and supervising the financial, insurance and private pension systems in Peru. Since 1979, the SBS has had institutional autonomy from the Ministry of Economy and Finance. In 1981, the first Ley Orgánica de la Superintendencia de Banca y Seguros, or Banking and Insurance Superintendency Charter and Banking and Insurance Law, was adopted, which outlined in greater detail the powers and functions of the SBS. The role of the SBS was expanded in 2000 when it was given jurisdiction over the private pension system. In September 2007, the Financial Intelligence Unit, a specialized unit in charge of preventing money laundering and the financing of terrorism, was incorporated to the SBS.

The overarching goal of the SBS is to protect the interests of customers, depositors and beneficiaries of the financial, insurance and private pension systems, by ensuring the solvency and integrity of the companies that operate in these sectors. The SBS has pursued this goal from a free-market perspective, stepping away from the interventionist model that characterized the financial industry until the early 1990s. Accordingly, the SBS has sought to create incentives for financial institutions to manage adequately their levels of risk, while imposing minimum standards to ensure that the integrity and solvency of the industry are not jeopardized.

Under current banking law, and the regulatory norms and guidelines adopted by the SBS, financial institutions are subject to the following three basic regulations:

•

Market-entry requirements designed to ensure that potential market participants have sufficient capital and are managed by competent teams with high integrity, aptitude and expertise in order to conduct their business as reliable regulated entities. In particular, the Banking Law requires that commercial banks have a minimum capital of S/33.4 million, approximately U.S.$8.4 million, for the third quarter of 2022 (readjusted quarterly based on the wholesale price index).

•

Prudential standards designed to ensure that the capital, provisions and quality of the credit portfolio of financial institutions meet minimum levels. These prudential standards include the following requirements:

•

Strict limits on credit concentration. Financial institutions can not lend an amount equal to or greater than 10% of their regulatory capital to any single person or entity. These limits (10% and 5%) may be raised to 30% depending on the type of guarantee or security granted. Additionally, financial institutions can not lend more than 5% of their regulatory capital to any single person or entity residing overseas. This limit may be raised to 10% and 30% depending on the type of guarantee or security granted. The Banking Law also prescribes special limits for particular types of exposures, such as loans to related persons and financial institutions (foreign or domestic).

•

Capital adequacy ratios. The regulatory capital should be equal to or greater than 10% of the total risk-weighted assets of financial institutions (calculated for three major components of risk that a bank faces: credit risk, market risk and operational risk), which is stricter than the Basel Committee on Banking Supervision standard. The banking law was recently modified to the Basel III standard, which will come into force in January 2023. In addition to minimum capital requirement, banks must maintain conservation capital buffers for economic cycle and for market concentration risk. These buffers must be covered with ordinary capital of level 1.

•

Loan-loss reserve requirements. Provision rates, which are strictly enforced, depend on portfolio type and collaterals, ranging from a minimum of 0.8% for corporate loans classified as Standard when the cyclical rule is activated, to a maximum of 100% for loan classified as Loss without collateral. It is worth mentioning that collateral is not offset from exposures.

•

Disclosure requirements designed to ensure transparency and strengthen market discipline, allowing regulators, economic agents in other sectors of the economy, and the public to assess the activities, risks and performance of financial institutions over time. The principal requirements include the following:

•

Banks must register their shares on the Bolsa de Valores de Lima (BVL or Lima Stock Exchange) and thereby become subject to the disclosure guidelines established by the Superintendencia de Mercado de Valores (SMV or Peruvian Securities Superintendency).

•	Banks are required to publish their quarterly financial statements, including their requirements for regulatory capital and their capital ratios, in the major newspapers.

•	Banks must be assessed by two credit rating agencies semiannually, considering their overall risks. Agencies must publish banks’ credit ratings in a major newspaper.

With respect to loan-loss provisions, current risk classifications of corporate debtors and large- and medium-sized enterprises’ debtors take into account, primarily, an analysis of the borrower’s cash flow, the potential risks on their ability to repay, the number of past due days and the classification of the borrower by other financial institutions. Regarding the assessment of the borrower’s cash flow, banks must consider the level of solvency, the degree of sensitivity to economic and regulation changes, the quality of the borrower’s management and control systems. In the case of consumer, small and micro enterprises and mortgage loans, the risk classification is only based on the number of days payments are overdue. Additionally, guarantees or collateral may affect the specific level of reserves that must be maintained with respect to a particular loan.

The following table provides the risk-classification scheme mandated by the SBS.

Risk Category	Criteria
Standard:
Corporate, large and medium enterprises loans	0 days past due, liquid financial situation, adequate equity structure, growing economic sector and adequate management and control systems.
Small and micro enterprises loans	Up to 8 days past due
Consumer loans	Up to 8 days past due
Mortgage loans	Up to 30 days past due

Potential problems:
Corporate, large and medium enterprises loans	Up to 60 days past due, good financial situation, adequate management and control systems, cash flow allows to fulfill its financial obligations, but could weaken in the next 12 months due to economic, regulatory, political changes, among others.
Small and micro enterprises loans	9 to 30 days past due
Consumer loans	9 to 30 days past due
Mortgage loans	31 to 60 days past due

Deficient:
Corporate, large and medium enterprises loans	61 to 120 days past due, weak financial situation, cash flow does not allow to fulfill the payment of obligations, projected cash flow does not show improvement over time, limited ability to generate profits.
Small and micro enterprises loans	31 to 60 days past due
Consumer loans	31 to 60 days past due
Mortgage loans	61 to 120 days past due

Doubtful:
Corporate, large and medium enterprises loans	121 to 365 days past due, critical financial situation, clearly insufficient cash flow, forced to sell assets relevant for the operation of the business with negative results.
Small and micro enterprises loans	61 to 120 days past due
Consumer loans	61 to 120 days past due
Mortgage loans	121 to 365 days past due

Loss:
Corporate, large and medium enterprises loans	More than 365 days past due, debtor insolvent, cash flow does not cover costs, potential difficulties on restructuring agreements and obliged to sell relevant assets for the operation of the business.
Small and micro enterprises loans	More than 120 days past due
Consumer loans	More than 120 days past due
Mortgage loans	More than 365 days past due

Source: SBS.

The economic crisis, generated by the COVID-19 pandemic, had an impact on people, the real sector and the financial sector, both in 2020 and 2021. This has been reflected in the results of financial institutions (lower financial income and higher provisioning expenses). As a result, the following two government programs were launched, which broadened the alternatives for financial entities in the event of facing greater problems:

•

Legislative Decree No. 1508: Government Guarantee Program for the loan portfolio of companies from the financial system, which established a series of measures to increase the capacity of these companies to face scenarios of greater demand for liquidity.

•

Emergency Decree No. 037-2021: Equity strengthening program for specialized microfinance institutions, intended to mitigate the impact on micro and small companies. The purpose of this program is to strengthen the equity of microfinance institutions, as well as to facilitate their corporate reorganization, if necessary, in order to protect the public’s savings, preserve economic stability and maintain the stability of the economy’s payment chain. It includes three subprograms: (a) strengthening municipal savings banks; (b) strengthening private institutions specialized in microfinance; and (c) facilitating the corporate reorganization of institutions specialized in microfinance.

On December 27, 2021, Congress issued Law No. 31380, under which the executive branch the power to legislate on tax, fiscal, financial and economic reactivation matters, for a term of 90 calendar days. This law empowers the executive branch to modify banking legislation in order to promote innovation and encourage greater competition in the financial system, optimized processes, improve the quality of effective equity and strengthen the prudential supervision carried out by the Superintendency of Banking, Insurance and AFP (SBS), all in the interest of financial stability and for the benefit of the public. Among the proposed measures, the reduction of the minimum capital of cash transportation, custody and management companies to a maximum limit of 30% of the amount in force as of October-December 2021, without this implying that the rules on licensing and supervision by the SBS and the corresponding security measures will no longer be strictly applied. Likewise, the regulations applicable to financial companies related to the composition of the effective equity will be adapted to the Basel III standard.

The following table presents the minimum required loan-loss reserves by risk category.

Required Loan-Loss Reserves by Risk Category

(for the year ended December 31, 2021)

	Loan-loss Reserves for Standard Loans
Type of Loan	Rate	Cyclical Component(1)(2)
Corporate	0.70	0.10
Large enterprises	0.70	0.40
Medium enterprises	1.00	0.60
Small and micro enterprises	1.00	1.00
Revolving consumer loans	1.00	1.50
Non-revolving consumer loans	1.00	1.00
Mortgage	0.70	0.40

	Loan-loss reserves for Non Standard Loans(3)
	With Liquid Collaterals	With Other Preferred Collaterals	Without Preferred Collaterals or Non Collateralized
Special Mention	1.25	2.50	5.00
Sub-standard	6.25	12.50	25.00
Doubtful	15.00	30.00	60.00
Loss	30.00	60.00	100.00

(1)	The cyclical rule is deactivated since November 2014. The cyclical component applies when the rule based on GDP growth is activated.
(2)	The cyclical components by type of credit were modified by Resolucion SBS No. 03718-2021 of December 07, 2021.
(3)	Loan-loss reserves rate for loans covered with highly liquid collaterals is 1%.

Source: SBS.

The following tables provide information regarding loans of the financial system by risk category and type of institution and loans issued by commercial banks by risk category and type of loan.

Risk Classification of Loan Portfolio of the Financial System by Type of Institution

(as a percentage of total loans, as of December 31, 2021) (1)

Risk Category	Commercial Banks	Financial Companies	Savings and Loans Associations		Micro & Small- Business Development Banks	Total
			Municipal	Rural
Standard	89.54	84.02	80.47	78.49	66.59	88.58
Special Mention	4.20	5.19	8.60	7.83	20.63	4.65
Sub-standard	1.75	2.44	1.98	2.61	3.12	1.80
Doubtful	1.74	4.19	4.22	6.09	5.26	2.02
Loss	2.76	4.15	4.74	4.98	4.40	2.96

Total	100.00	100.00	100.00	100.00	100.00	100.00

(1)

As a fiscal measure during the COVID-19 pandemic, the SBC allowed the institutions of the financial system to modify the credit contracts of their clients without considering them as refinanced loans nor deteriorating the credit rating of the debtor for the report to the Credit Bureau.

Source: SBS.

Risk Classification of Loan Portfolio of Commercial Banks

(as a percentage of total loans, as of December 31, 2021)(1)

Risk Category	Corporate Loans	Large Enterprises Loans	Medium Enterprises Loans	Small Enterprises Loans	Micro Enterprises Loans	Consumer Loans	Mortgage Loans
Standard	95.31	87.30	81.04	84.28	93.24	90.71	92.70
Special Mention	3.14	7.75	6.38	3.64	1.46	2.54	1.13
Sub=standard	0.75	2.76	3.05	2.01	0.92	1.45	1.02
Doubtful	0.23	1.16	3.15	3.37	2.07	2.97	1.70
Loss	0.57	1.02	6.39	6.70	2.32	2.33	3.44

Total	100.00	100.00	100.00	100.00	100.00	100.00	100.00

(1)

As a fiscal measure during the COVID-19 pandemic, the SBS allowed the institutions of the financial system to modify the credit contracts of their clients without considering them as refinanced loans nor deteriorating the credit rating of the debtor for the report to the Credit Bureau.

Source: SBS.

The following table provides the status of loans in the financial system as of December 31, 2020.

Status of Loans in the Financial System

(as a percentage of total loans, as of December 31, 2021)(1)

Type of Institution	Current Loans		Refinanced and Restructured Loans	Loans Past Due	Loans Subject to Judicial Proceedings
	Short-term	Long-term
Commercial banks	31.5	62.8	1.9	1.9	1.9
Financial companies	23.4	66.6	4.6	4.2	1.2
Savings and loans associations:
Municipal	10.1	82.5	2.3	2.6	2.4
Rural	13.8	73.4	4.8	7.0	1.0
Micro & Small-business development entities	19.1	70.6	4.1	3.9	2.3
Financial system	29.5	64.5	2.0	2.1	1.9

(1)	Rescheduled loans during the COVID-19 pandemic are considered as current loans.

Source: SBS.

The SBS performs its supervisory role in the following two principal manners:

•

Supervision of regulated entities through on-site and off-site inspections. The SBS systematically reviews and analyzes the information that financial institutions are required to disseminate through the media and the Peruvian Securities Superintendency. Off-site inspections look to information disclosed by the supervised companies to ensure that the companies comply with applicable regulations, to review the management of the supervised financial institutions, and to identify risk factors that might indicate potential future problems. The SBS also conducts on-site inspections at least once a year. During such visits, the SBS may conduct either a general evaluation of the financial institution or a review of specific issues.

•

Assessments made by third parties. The SBS regularly reviews the analyses of regulated entities conducted by auditors, foreign and domestic credit-rating agencies and other foreign and domestic supervisory agencies. These reviews allow the SBS to gain a broader perspective of the activities and performance of the Peruvian financial sector and to identify areas of concern.

In 1991, Peru introduced the Fondo de Seguros de Depósitos, or Deposit Insurance Fund, which, as of December 31, 2021, insures deposits in the financial system up to S/115,637.00, or approximately U.S.$30,200.00 (readjusted quarterly based on the wholesale price index), per person, for each financial institution member of the Deposit Insurance Fund. The introduction of the Deposit Insurance Fund eased some of the burdens created by several closures of deficient banks that resulted from the banking reforms undertaken by Peru.

Financial Sector

Prior to 1990, Peru’s regulation of the financial system was characterized by interventionist measures that limited and directed the activities of banks, restricted foreign competition and prevented profit remittances and credit payments abroad. This regulatory environment undermined competition in the financial services industry and limited the supply of medium- and long-term credit.

As part of its economic program, President Fujimori’s administration undertook to overhaul Peru’s financial system. Its first measures included liberalizing interest rates and eliminating exchange rate controls. In 1996, Congress passed the Ley General del Sistema Financiero y del Sistema de Seguros y Orgánica de la Superintendencia de Banca y Seguros, or the Banking Law (Law N° 26,702), which:

•	adopted a policy of nondiscrimination among foreign and national banks, and state and private banks;

•	opened the financial market to foreign banks and insurance companies;

•	liberalized market-entry barriers for domestic banks; and

•	tightened prudential standards and disclosure requirements.

As of December 31, 2021, the Peruvian financial system was composed of 80 financial institutions including insurance companies and private pension fund managers, which includes:

•	16 full-service commercial banks;

•	12 municipal savings and loan associations;

•	6 rural savings and loan associations;

•	8 small-business development non-bank institutions;

•	10 finance companies;

•	2 financial leasing companies;

•	18 insurance companies;

•	4 private pension fund managers; and

•	4 state-owned entities (not including the Central Bank), Banco de la Nación, the Corporación Financiera de Desarrollo or COFIDE, Banco Agropecuario and Fondo MiVivienda.

Of the 16 full-service commercial banks in operation as of December 31, 2021, 12 are partly foreign-owned or have foreign owners holding. As of December 31, 2021, other institutions supervised by the SBS included one mortgage management company, six money transfer companies, three general deposit warehouses, three trust companies, one surety and bonding house, three cash transportation, custody and management companies, one financial factoring company and four electronic currency companies.

Established in 1966, Banco de la Nación is a state-owned bank that offers a variety of services to the public sector, including regional governments and local governments. These services include:

•	collecting taxes on behalf of various governmental agencies;

•	making payments and transfers on behalf of the Government;

•	serving as paying and centralized collection agent for Peru’s internal indebtedness and its medium- and long-term external indebtedness; and

•	providing banking and foreign exchange services for the Government’s foreign trade transactions.

Established in 1971, COFIDE is a state-owned development bank that specializes in providing credit to the financial sector. Through these credits, COFIDE is expected to promote private sector credit for the various sectors of the economy.

Established in 2001, Banco Agropecuario is a state-owned bank that provides credit services to the agriculture, cattle-ranch and aquaculture sectors, and to the activities of transformation and commercialization of products of the farming and aquaculture sectors. Established in 2006, Fondo MiVivienda is a state-owned enterprise that provides financing to financial intermediaries, such as full-service commercial banks, with the objective to promote the development of housing projects and to facilitate access to mortgage loans for all sectors of society.

During 2006, 2007 and 2008, the Peruvian financial system experienced several important events. In May 2006, Scotiabank Perú S.A. was created as a result of the merger of Banco Sudamericano and Banco Wiese Sudameris. In October 2006, October 2007, January 2008 and June 2008, HSBC Bank Perú S.A., Santander Perú S.A., Banco Azteca del Perú S.A. and Deutsche Bank (Perú) S.A., respectively, were authorized to start operations as full-service commercial banks in Peru. In addition, two finance companies related with retailers were authorized to start operating as full-service banks in June 2007 and January 2008.

In 2010, two new finance companies began operations. In 2011, the number of microfinance institutions increased as a result of the creation of a new municipal savings association in October 2011. In 2012, Edpyme Inversiones La Cruz, a company specializing in retail loans, was authorized to start operations. In August 2012, a new bank, Banco Cencosud, was authorized to start operations as a full-service commercial bank and Edpyme Proempresa transformed into a financial services company. In December 2012, CRAC Profinanzas merged with Financiera Universal which, as of December 31, 2012, ranked, with respect to total market share, eighth in terms of total direct credit (with 3.2%), third in terms of total deposits (with 6.5%) and ninth in terms of equity (with 4.1%). In May 2013, Financiera Confianza acquired CRAC Nuestra Gente and in October 2013, Edpyme Nueva Visión was authorized to convert into a financial services company.

In March 2015, the merger of Financiera Edyficar and Mibanco was approved by the Banking Superintendence (SBS) and in September 2015 the merger of Financiera Nueva Visión and CRAC Credinka was also approved. In October, Financiera IFC acquired CRAC Libertadores de Ayacucho. In December 2015, the SBS revoked its authorization for operations of Financiera Edyficar, with the surviving entity remaining as a supervised company. In May 2016, Edpyme Raiz’s acquisition of CRAC Chavin was approved and in July 2016, Deutsche Bank Peru’s voluntary dissolution and subsequent liquidation was also approved. In August 2016, the acquisition of CRAC Cajamarca by Financiera Credinka was approved. In June 2017, the acquisition of Edpyme Solidaridad by CRAC Los Andes was approved. In July 2018, Congress passed the Ley que modifica la Ley 26702, Ley General del Sistema financiero y del Sistema de Seguros y Orgánica de la Superintendencia de Banca y Seguros, y otras normas concordantes, respecto de la regulación y supervisión de las cooperativas de ahorro y crédito (the Law that modifies the Banking Law regarding regulation and supervision of the Saving and Credit Cooperatives) (Law N° 30,822). This Law establishes the Superintendencia Adjunta de Cooperativas (Savings and Credit Cooperatives Deputy Superintendence or SACOOP) as a functional part of the SBS and creates the National Registry of Savings and Credit Cooperatives at the SBS. In 2019, the SBS authorized the acquisition of control of Banco Cencosud S.A. by Scotiabank, which sold 51% of its shares in May 2018, to Caja Rural de Ahorro y Crédito CAT Perú S.A. In August 2019, Peru’s National Financial Inclusion Policy was launched.

Bank of China was authorized, on April 2020, to start operating as a multipurpose banking entity. Bank of China is the banking entity with the longest continuous operation among Chinese banks, since it has been formally established in February, 1912. It was previously authorized by SBS to open a bank in Peru on January, 2019.

The following table presents the percentage of loans and deposits corresponding to each category of financial institution as of December 31, 2020.

Loans and Deposits

(as a percentage of total loans and total deposits by currency)

	For the year ended December 31, 2021
	Loans		Deposits
Type of Institution	S/	U.S.$	S/	U.S.$
Commercial banks	82.8	98.2	72.6	96.6
Finance companies	3.9	0.4	2.8	0.1
Municipal savings and loans associations	9.3	0.3	8.9	1.1
Rural savings and loans associations	0.7	0.1	0.6	0.1
Micro & Small business development entities	0.7	0.6	0.0	0.0
State-owned banks(1)	2.6	0.4	15.2	2.2

Total	100.0	100.0	100.0	100.0

(1)	Does not include loans to financial institutions.

Source: SBS.

The following table presents the number of financial institutions and the percentage interest in total assets of the financial system held by each category of financial institution as of the dates presented.

Number of Financial Institutions

and Share of Total Assets of the Financial System

	Number of Institutions for the year ended December 31,					Share of Total Assets (%) as of December 31, 2021
Type of Institution	2017	2018	2019	2020	2021
Commercial banks	16	16	15	16	16	80.8
Financial companies	11	11	10	10	10	2.3
Municipal savings and loans associations	12	12	12	12	12	5.5
Rural savings and loans associations	6	6	7	7	6	0.4
Micro & Small business development entities	9	9	9	9	8	0.5
State-owned banks	4	4	4	4	4	10.4

	58	58	57	58	56	100.0

Source: SBS.

In 2017, total assets increased by 9.0% compared to 2016; in 2018, total assets increased by 0.4% compared to 2017. In 2019, total assets increased by 9.9% compared to 2018 and in 2020, total assets increased by 12.4% due to an increase in the asset base of all financial institutions. In 2021, total assets decreased by 8.9% compared to 2020.

The following table provides the total gross assets of the Peruvian financial system as of the dates presented.

Total Gross Assets of the Peruvian Financial System and the Commercial Banks

(in millions of U.S. dollars and percentage change from previous year)

	Financial System(1)		Commercial Banks
As of December 31,	U.S.$	Growth Rate (%)	U.S.$	Growth Rate (%)
2017	127,381	9.0	114,564	8.1
2018	127,869	0.4	114,244	(0.3)
2019	140,570	9.9	124,977	9.4
2020	157,944	12.4	142,419	14.0
2021(2)	143,961	(8.9)	129,946	(8.8)

(1)	Does not include state-owned banks.
(2)	The annualized growth rate is calculated in U.S.$. Between December 2020 and December 2021, the sol depreciated 10.1%.

Source: SBS.

The financial system is the primary source of private-sector financing. For the year ended December 31, 2021 and 2020, the trend continued with the wholesale and retail sector and the manufacturing sector having the largest share of loans, with manufacturing having an increase to 13.8% from 12.6%, respectively. For the years ended December 31, 2019, 2018 and 2017, loans to the wholesale and retail section represented 15.9%, 16.6% and 16.3%, respectively, of total loans, while loans to the manufacturing sector as a percentage of total loans were 12.7%, 13.1% and 13.1% for 2019, 2018 and 2017, respectively.

The following tables provide information regarding the allocation of loans to each sector of the economy as of the dates presented.

Loans of the Financial System by Sector(1)

(in millions of U.S. dollars, at current prices)

	For the year ended December 31,
Sector	2017	2018	2019	2020	2021
Agriculture and livestock	2,629	2,779	3,303	3,642	3,844
Fishing	360	394	342	422	380
Mining	2,669	2,755	2,402	2,673	2,601
Manufacturing	11,344	12,025	12,552	12,891	13,784
Electricity, gas and water	2,521	2,538	2,007	2,181	2,572
Construction	1,719	1,552	1,642	2,173	2,044
Wholesale and retail trade	14,110	15,175	15,743	19,109	18,640
Hotels and restaurants	1,484	1,550	1,698	1,983	1,814
Transportation, warehousing and telecommunications	4,434	4,962	5,653	6,527	6,135
Financial intermediation	2,612	2,891	3,405	2,372	2,786
Real estate	6,550	6,969	7,791	9,130	7,508
Public administration and defense	339	305	276	233	170
Education	1,131	1,187	1,265	1,386	1,161
Health and social services	436	421	486	624	584
Other(2)	34,043	36,018	40,572	37,048	35,518

Total loans	86,381	91,521	99,137	102,392	99,542

(1)	Does not include state-owned banks and financial leasing companies.
(2)	Includes consumer and mortgage loans, as well as loans to other community services and households with domestic services.

Source: SBS.

Loans of the Financial System by Sector(1)

(as a percentage of total loans)

	For the year ended December 31,
Sector	2017	2018	2019	2020	2021
Agriculture and livestock	3.0	3.0	3.3	3.6	3.9
Fishing	0.4	0.4	0.3	0.4	0.4
Mining	3.1	3.0	2.4	2.6	2.6
Manufacturing	13.1	13.1	12.7	12.6	13.8
Electricity, gas and water	2.9	2.8	2.0	2.1	2.6
Construction	2.0	1.7	1.7	2.1	2.1
Wholesale and retail trade	16.3	16.6	15.9	18.7	18.7
Hotels and restaurants	1.7	1.7	1.7	1.9	1.8
Transportation, warehousing and telecommunications	5.1	5.4	5.7	6.4	6.2
Financial intermediation	3.0	3.2	3.4	2.3	2.8
Real estate	7.6	7.6	7.9	8.9	7.5
Public administration and defense	0.4	0.3	0.3	0.2	0.2
Education	1.3	1.3	1.3	1.4	1.2
Health and social services	0.5	0.5	0.5	0.6	0.6
Other(2)	39.4	39.4	40.9	36.2	35.7

Total loans	100.0	100.0	100.0	100.0	100.0

(1)	Does not include state-owned banks or financial leasing companies.
(2)	Includes consumer and mortgage loans, as well as loans to other community services and households with domestic services.

Source: SBS.

Liquidity and Credit Aggregates

The most significant money supply measures in Peru are M1, M2 and M3, which consist generally of the following:

•	M1 consists of currency in circulation plus demand and savings deposits in domestic currency held in private sector banks, that are easily convertible into cash;

•	M2 consists of M1 plus time deposits in domestic currency held in private banks and mortgage certificates and other certificates, in domestic currency, issued by private banks; and

•	M3, or “broad money,” consists of M2 plus foreign currency in circulation.

During the five-year period ended December 31, 2021, Peru’s monetary base increased by 38.8%, from U.S.$17.7 billion as of December 31, 2017 to U.S.$24.5 billion as of December 31, 2021. For the five-year period ended December 31, 2021, M1 grew at a compound annual rate of 10.6%, M2 grew at a compound annual rate of 11.9% and M3 grew at a compound annual rate of 7.8%.

The following table shows changes in selected monetary indicators as of the stated dates.

Selected Monetary Indicators

(percentage change from previous year)(1)

	For the year ended December 31,
	2017	2018	2019	2020	2021
M1	7.9	13.5	10.1	34.2	18.7
M2	11.2	13.1	10.5	26.6	12.0
M3	5.2	10.9	9.2	22.2	13.9

(1)	Average indicators of the period.

Source: Central Bank.

The following table presents the composition of the monetary base and international reserves as of the dates presented.

Monetary Base and Central Bank’s International Reserves

(in millions of U.S. dollars, at current prices)

	For the year ended December 31,
	2017	2018	2019	2020	2021
Currency in circulation and cash in vaults at banks	17,059	17,580	18,761	22,842	23,562
Deposits at the Central Bank	598	630	745	911	942

Monetary base	17,657	18,210	19,506	23,753	24,504
Gross international reserves	63,731	60,288	68,370	74,909	78,539
Net international reserves	63,621	60,121	68,316	74,707	78,495

The ratio of gross international reserves at the Central Bank to the monetary base was approximately 3.6 to 1 at December 31, 2017, 3.3 to 1 at December 31, 2018, 3.5 to 1 at December 31, 2019, 3.2 to 1 at December 31, 2020 and 3.2 to 1 at December 31, 2021.

Total credit aggregates and total deposits were:

•	U.S.$67.7 billion and U.S.$71.6 billion, respectively, as of December 31, 2017,

•	U.S.$75.4 billion and U.S.$75.6 billion, respectively, as of December 31, 2018,

•	U.S.$81.5 billion and U.S.$79.8 billion, respectively, as of December 31, 2019,

•	U.S.$93.4 billion and U.S.$97.4 billion, respectively, as of December 31, 2020, and

•	U.S.$82.8 billion and U.S.$63.2 billion, respectively, as of December 31, 2021.

For the five-year period ended December 31, 2021, private-sector credit increased at a compound annual growth rate of 4.9%, to U.S.$101.4 billion at the end of the period. For the same period, total deposits increased at a compound annual growth rate of 7.4%, while foreign currency-denominated deposits increased at a compound annual growth rate of 4.3%, to U.S.$33.1 billion. During the same period, local currency-denominated deposits had a compound annual growth rate of 9.4%, totaling U.S.$57.0 billion at December 31, 2021.

As of December 31, 2021, Peru’s monetary base was U.S.$24.5 billion. From December 31, 2020 to December 31, 2021 gross international reserves increased U.S.$3.6 billion, to U.S.$78.54 billion and net international reserves increased to U.S.$78.49 billion as of December 31, 2021, from approximately U.S.$74.7 billion as of December 31, 2020.

The following table presents liquidity and credit aggregates, and changes in selected monetary indicators as of the dates presented.

Liquidity and Credit

(in millions of U.S. dollars, at current prices)

	For the year ended December 31,
	2017	2018	2019	2020	2021
Monetary aggregates
Currency in circulation	14,253	14,785	15,675	19,492	20,850
M1	25,220	27,373	29,965	39,250	36,357
M2	59,104	63,769	68,332	89,572	88,815
M3	87,407	92,006	102,334	120,560	112,904
Credit by sector(1):
Public sector(2)	(19,391)	(17,032)	(18,862)	(10,938)	(18,570)
Private sector	87,123	92,424	100,379	104,369	101,400

Total credit aggregates	67,732	75,392	81,517	93,432	82,829
Deposits:
Local currency(3)	43,322	47,403	54,324	66,056	56,966
Foreign currency(4)	28,288	28,244	30,195	32,874	33,107

Total deposits	71,610	75,647	84,519	98,931	90,073

(1)	Includes securities offerings and cash advances from checking accounts of depository corporations.
(2)	Net claims on public sector of depository corporations.
(3)	Includes sight deposits, saving deposits and time deposits in domestic currency of depository corporations.
(4)	Includes demand deposits, savings deposits and time deposits in foreign currency of depository corporations.

Source: Central Bank.

Inflation

The economic and monetary program the Government implemented during the early 1990s resulted in a sharp decline in inflation. Peru experienced hyperinflation during the late 1980s and 1990s, but by 1999 inflation had declined to a rate of 3.5% per year. During the four-year period ended December 31, 2020, inflation has been relatively stable at rates of 1.4 % in 2017, 2.2% in 2018, 1.9% in 2019 and 2.0% in 2020. In 2021, inflation rate reached 6.4%.

In 2017, the inflation rate was 1.4%, primarily as a result of higher prices for transportation, communications, food and beverages, clothes and shoes, gasoline, electricity and other consumer goods. In 2018, the inflation rate was 2.2%, reflecting higher vehicle sales and education services. In 2019, the inflation rate was 1.9% principally due to higher consumption of educational services and water. In 2020, the determinants of the inflation rate came from sanitary measures, supply-related factors that affected some food products and the increase of the foreign exchange rate. During the 2021, supply chain constrains and rapid economic recovery following the easing of COVID-19 restrictions resulted in higher variation in the price of commodities. Among the supply factors that contributed to inflation were the higher international prices of commodities, particularly oil and certain food products, such as wheat, corn and soybean oil. The increase in such quotations is compounded by the higher cost of maritime freight, chemical fertilizers and other supply products. Domestically, the rise in the exchange rate resulted in the increase in local prices of products with imported components.

The following table shows changes in the CPI for the periods presented.

Consumer Price Index

(percentage change)

	End of Period(1)	Average(2)
December 31,
2017	1.36	2.80
2018	2.19	1.32
2019	1.90	2.14
2020	1.97	1.83
2021	6.43	3.98

(1)	Accumulated during the 12-month period.
(2)	12-month average.

Foreign Exchange and International Reserves

Foreign Exchange

Prior to 1991, Peru exercised control over the foreign exchange markets by imposing multiple exchange rates and placing restrictions on the possession and use of foreign currencies. In 1991, the Fujimori administration eliminated all foreign exchange controls and the exchange rates were unified. Currently, foreign exchange rates are determined by market conditions, with regular operations by the Central Bank in the foreign exchange market in order to reduce volatility in the value of the sol against the U.S. dollar.

The following table shows the sol/U.S. dollar exchange rates for the periods presented.

	Exchange Rates(1) (S/ per U.S.$)
	End of Period(2)	Average
As of December 31,
2017	3.25	3.26
2018	3.38	3.29
2019	3.32	3.34
2020	3.62	3.50
2021	4.00	3.88

(1)	Formal rates offered by private commercial banks.
(2)	As of the last day of the year.

International Reserves

Under Article 72 of the Central Bank’s charter, the international reserves administered by the Central Bank may consist of:

•	gold and silver reserves;

•	foreign currencies and notes generally accepted as a means of payment in the international markets;

•	negotiable bank acceptances with terms of less than 90 days from the date of acquisition by the Central Bank;

•	Special Drawing Rights, or SDRs, or any other gold substitute included in the Articles of Agreement of the IMF, corresponding to Peru;

•	reciprocal credit agreements between the Central Bank and similar entities;

•	contributions in gold, foreign currencies and SDRs to international monetary organizations; and

•	in the discretion of the Central Bank’s board:

•	foreign currency deposits of less than 90 days;

•	certificates of deposits of less than 90 days issued by banks; and

•	highly-liquid investment-grade securities issued by international organizations or public foreign entities.

During the 1990s, the Central Bank maintained a policy of accumulating international reserves. International reserves help Peru to maintain economic and financial stability by ensuring the availability of foreign currency in extraordinary situations. These situations can include sudden, significant withdrawals of foreign currency deposits from the banking system and sharp downturns in exports and economic activity.

The policy of the Central Bank to manage its international reserves generally emphasizes capital preservation and liquidity. Nevertheless, once the international reserves have reached certain threshold levels, the policy of the Central Bank is to balance capital preservation with adequate returns on reserves.

In order to guide the optimal investment distribution of its reserves, the Central Bank uses a model benchmark portfolio that reflects the risk-return combination chosen by the Central Bank’s board to accomplish the general principals of capital preservation, liquidity and return. This portfolio is designed in light of actual market conditions to ensure that it provides feasible goals and shuns speculative assumptions. The Central Bank adjusts the value of its investment portfolio daily on the basis of market prices.

The Central Bank considers and actively manages the following four kinds of risks in investing its international reserves:

•	Liquidity risk. The Central Bank manages liquidity risk by distributing its investments among three kinds of assets, following the guidelines of its benchmark portfolio:

•	highly-liquid, short-term assets to cover unexpected contingencies;

•

liquid assets with maturities not exceeding one year, which include bank time deposits with maturities not exceeding three months and staggered maturity dates, and highly-liquid fixed-income securities; and

•

assets with maturities exceeding one year, generally consisting of bonds that offer a relatively higher return because of the longer maturity. To ensure an adequate level of liquidity, these bonds must have been issued in minimum amounts as prescribed by the Central Bank.

•

Credit risk. To minimize risks that may arise because of the insolvency of the creditor, the Central Bank does not invest in debt or equity issued by private entities and diversifies its investments among:

•	deposits in foreign banks that are rated in the three highest categories of Standard & Poor’s (a division of the McGraw-Hill Companies), Moody’s Investor Service and Fitch Ratings; and

•

fixed-income securities or securities guaranteed by international organizations, foreign governments or their agencies, which are rated in the three highest categories by Standard & Poor’s, Moody’s Investor Service and Fitch Ratings.

•

Foreign exchange risk. Fluctuations in the foreign exchange markets can pose a significant risk to the level of reserves at the Central Bank because the Central Bank accounts for its reserves in U.S. dollars and because of the significant U.S. dollar-denominated liabilities of the Peruvian banking system. Moreover, the majority of Peru’s foreign trade and capital flows are also denominated in U.S. dollars, which can also exert significant pressure on the Central Bank’s international reserves. To safeguard its international reserves from fluctuations in the foreign exchange markets, the Central Bank invests primarily in U.S. dollar-denominated assets.

•

Market risk. To mitigate market risk, the Central Bank tries to match the average maturity of its assets to that of its liabilities. The average duration, or length of time required to receive the present value of future payments, of the Central Bank’s portfolio does not exceed one year, which protects it significantly from market fluctuations. Additionally, the Central Bank imposes limits on the maximum term of its portfolio securities.

•

Interest rate risk. To mitigate interest rate risk, the Central Bank takes the terms of its liabilities into account when fixing the terms of its assets. As such, the average duration of the total portfolio is short, which reduces the impact of interest rate variations on the market value of the portfolio.

The Central Bank’s net international reserves increased from U.S.$63.6 billion in 2017 to U.S.$78.5 billion in 2021:

•	In 2017, net international reserves increased to U.S.$63.6 billion, primarily as a result of a gain in net sales in foreign currency of U.S.$9.6 million and interest earned of U.S.$543 million.

•

In 2018, net international reserves decreased to U.S.$60.1 billion, primarily attributable to a decrease of the Central Bank’s net international position and in deposits by the public and private sectors, which was partially offset the increase in the exchange position of the Central Bank.

•	In 2019, net international reserves increased to U.S.$68.3 billion, primarily attributable to an increase of the deposits of financial intermediaries and operations with the public sector.

•

In 2020, net international reserves increased to U.S.$74.7 billion, primarily attributable to an increase in the Central Bank’s foreign exchange position that went from U.S.$42.6 billion to U.S.$58.2 billion, of which 71% of the total portfolio of investments from international reserves where invested in liquid assets with high credit ratings, 26% in bank deposits at ranked financial institutions, and 3% in gold. The portfolio represents mainly treasury and public notes with credit ratings of at least A+.

•

In 2021, net international reserves increased to U.S.$78.5 billion, primarily attributable to an increase of the deposits of financial intermediaries, of which 73% of the total portfolio of investments from international reserves where invested in liquid assets with high credit ratings, 24% in bank deposits at ranked financial institutions, and the remaining 3% in gold. The portfolio represents mainly treasury and public notes with credit ratings of at least A+.

From 2017 to 2021, the total gross reserves of the Peruvian banking system (in months of total imports) fluctuated between 20.8% in 2017 and 20.1% in 2021.

The following table sets the composition of the international reserves of Peru’s banking system.

Net International Reserves of the Banking System

(in millions of U.S. dollars, at period end, at current prices)

	For the year ended December 31,
	2017	2018	2019	2020	2021
Central Bank
Assets	63,731	60,288	68,370	74,909	78,539
Liabilities	(110)	(167)	(54)	(202)	(44)

Total (assets less liabilities)	63,621	60,121	68,316	74,707	78,495
Banco de la Nación and development banks:
Assets	104	54	76	67	67
Liabilities	—	—	—	—	—

Total (assets less liabilities)	104	54	76	67	67
Private banks
Assets	3,164	3,056	2,551	3,390	2,369
Liabilities	(2,631)	(2,898)	2,829	2,571	2,745

	For the year ended December 31,
	2017	2018	2019	2020	2021
Total (assets less liabilities)	533	158	(278)	818	(376)
Net international reserves	64,258	60,334	68,115	75,592	78,186
Memorandum items:
Gross reserves of the Central Bank	63,731	60,288	68,370	74,909	78,539
Gross reserves of the banking system	67,000	63,398	70,998	78,366	80,975
Gross reserves of the Central Bank (in months of total imports)	19.8	17.3	20.0	25.9	19.5
Gross reserves of the banking system (in months of total imports)	20.8	18.2	20.7	27.1	20.1

Source: Central Bank.

Securities Markets

The securities markets in Peru are regulated by the Peruvian Securities Superintendence that has as its primary purpose to protect investors and promote the efficient operations of securities markets. In particular, the Peruvian Securities Superintendence’s functions include:

•	supervising the activities and management of the various market participants, including the BVL, brokerage firms, issuing companies, mutual and other investment fund and credit-rating agencies, and

•	promoting market transparency through disclosure requirements.

Peru’s capital markets underwent significant changes during the 1990s as a result of various reform initiatives undertaken by the Government. These reforms began in 1991 with passage of the Ley del Mercado de Valores, or the Securities Market Law of 1991, which implemented a comprehensive set of measures that liberalized and modernized the operations of the Peruvian capital markets. These measures included:

•	requirements for securities exchange and broker dealers, such as the introduction of a special fund these entities must provide in order to guarantee the proper execution of trades;

•

market transparency and disclosure requirements, particularly through the creation of the Registro Público de Valores e Intermediarios, or Public Registry of Securities and Broker Dealers, a public record of all the participants in the Peruvian capital markets, including issuers, broker-dealers and credit-rating agencies;

•

a regulatory framework for new institutions that were authorized to operate in the Peruvian capital markets and which would play an increasingly important role (these new institutions included mutual funds and credit-rating agencies); and

•	requirements for the operation of primary and secondary markets, including guidelines for the settlement of securities transactions, dealer commissions, dispute resolution and asset securitization.

In 1996, a new Ley del Mercado de Valores, or Securities Market Law of 1996, was introduced. This Law preserved the basic market structure adopted under the Securities Market Law of 1991, but introduced changes to streamline the operations of the Peruvian capital markets, making them more compatible with international standards. These changes included:

•	vesting with the BVL self-regulatory authority;

•	creating CAVALI ICLV S.A., a private securities clearing and depositary agency independent of the BVL;

•	liberalizing the brokerage business by introducing less stringent minimum capital requirements and broadening the range of transactions in which brokerage firms may participate; and

•	restricting insider trading.

To stimulate the growth of Peru’s capital markets, the Government also encouraged greater participation in the markets through economic incentives. In 1993, Peru adopted tax exemptions for both capital earnings generated through stock exchange trading and interest income obtained from any kind of bond. These tax exemptions, which expired in 2011, played a pivotal role in funneling funds toward the Peruvian capital markets.

Another significant factor in the development of the Peruvian capital markets was the introduction in 1993 of private pension funds, which have become important for institutional investors. Administradoras Privadas de Fondos de Pensiones, private pension fund managers, or AFPs, were created under Decree Law N° 25,897, or the Private Pension System Law of 1992. These AFPs were introduced not only to improve Peru’s social security system, but also to channel funds towards development of the capital markets. For a description of Peru’s private pension system, see “Public Sector Finance—Social Security” below. In April 2016, Law N° 30,425 modified the Pension law to provide that pensioners 65 years of age and older may elect to receive up to 95.5% of the funds available from the AFPs to such pensioner or to receive benefits in traditional payment schedules.

From 2017 to 2021, membership in these funds increased at an average annual rate of approximately 5.7%. As of December 31, 2021, there were four AFPs with 4 types of funds in operation, with approximately 8.2 million members and approximately U.S.$33.4 billion in assets under management. These funds invest in equity securities, representing approximately 17.8% of their portfolios, fixed-income securities, representing approximately 36.5% of their portfolios, and mutual funds and investments, representing approximately 44.5% of their portfolio balances, and other investments in securities issued abroad, representing 0.5% of their portfolio balances. Mutual funds entered the market as a result of the Securities Market Law of 1991, which established a regulatory framework for their operations. As of December 31, 2021, there were twelve mutual fund companies in operation that administered 155 mutual funds and managed approximately U.S.$8.2 billion in assets for approximately 367,167 investors.

The Peruvian capital markets grew significantly during the 1990s as a result of the reforms implemented by the Government during that period. Despite this growth, the Peruvian capital markets remain relatively small and illiquid. Accordingly, most businesses, particularly small and medium-size businesses, raise capital through the local banking system. Large businesses also benefit from limited access to foreign credit.

Founded in 1971, the BVL is the only securities exchange operating in Peru. The BVL was privatized as part of the capital-market reforms implemented by the Government in 1991 and currently operates as an entity with regulatory and enforcement power under the supervision of the Superintendence of Securities Market (SMV). Cash transactions with equity securities accounted for 71.7% of the total traded volume in the BVL for 2021, while fixed income securities accounted for 17.7% of such amount.

As of December 31, 2017, there were 284 companies that had equity securities listed on the BVL. Total market capitalization reached U.S.$162.4 billion as of December 31, 2017. The annual traded amount on the BVL exceeded U.S.$8.9 billion during 2017. As of December 31, 2018, there were 270 companies with equity securities listed on the BVL, with a total market capitalization reached U.S.$142.4 billion as of December 31, 2018. Likewise, the annual traded amount exceeded U.S.$6.2 during 2018.

As of December 31, 2019, there were 260 companies with equity securities listed on the BVL. Market capitalization of domestic companies has increased from U.S.$90.7 billion as of December 31, 2015, to U.S.$162.0 billion as of December 31, 2019. Likewise, the annual traded amount exceeded U.S.$5.4 billion during 2019.

As of December 31, 2020, there were 253 companies with equity securities listed on the BVL. Market capitalization of domestic companies has increased from U.S.$90.7 billion as of December 31, 2015, to U.S.$165.5 billion as of December 31, 2020. Likewise, the annual traded amount reached U.S.$5.8 billion during 2020.

As of December 31, 2021, there were 264 companies with equity securities listed on the BVL. Market capitalization of domestic companies has increased from U.S.$162.3 billion as of December 31, 2017, to U.S.$148.5 billion as of December 31, 2021.    Likewise, the annual traded amount reached U.S.$5.7 billion during 2021.

The Latin American Integrated Market, or MILA, is the product of an agreement between the stock exchanges of Santiago (Chile), Colombia and Lima (Peru) to form a regional capital market for the exchange of shares in securities. MILA began operations in May 2011. While MILA aims to integrate the capital markets of the member states to promote investment, each member state retains regulatory autonomy over its own capital market.

Peru’s Capital Markets

Transaction Volume and Market Capitalization

(in millions of U.S. dollars, at current prices)

	For the year ended December 31,
	2017	2018	2019	2020	2021
Equities:
Stocks	6,130.2	3,268.2	3,506.5	3,519.8	4,070.7
Other	162.5	124.3	123.8	236.2	287.4

Total	6,292.7	3,392.5	3,630.4	3,756.0	4,358.0
Fixed income securities:
Auctions	—	—	—	—	—
Continued trading	1,580.9	1,717.4	889.1	1,140.2	844.3
Bonds-money market	333.9	355.2	366.3	319.2	162.9
Mortgage bills	—	—	—	—	—
Certificate of deposit	—	—	—	—	—
Other	—	—	—	—	—

Total	1,914.8	2,072.6	1,255.4	1,459.4	1,007.2
Report transactions:
Equities	664.6	662.2	523.6	467.3	274.1
Debt instruments	33.3	31.5	29.8	27.8	30.1

Total	697.9	693.8	553.5	495.1	304.2
Primary Auction	38.1	48.5	33.6	10.7	9.6
Securities lending	0.2	0.2	0.1	0.2	0.0
Non-massive issued instruments	—	—	—	—	—

Total transaction volume	8,943.7	6,207.6	5,472.9	5,721.4	5,679.0

Market capitalization	162,354.8	142,373.7	162,010.6	165,540.3	148,490.3

Sources: Peruvian Securities Superintendence and BVL.

PUBLIC SECTOR FINANCES

Non-Financial Public Sector

Peru’s non-financial public sector consists of:

•	the Government;

•	the Government’s various decentralized administrative and regulatory agencies, such as:

•	ESSALUD; and

•	the National Superintendence for Tax Administration, or SUNAT;

•	the local governments; and

•	non-financial state-owned enterprises, such as Petroperú; and Empresa de Electricidad del Perú S.A., or Electroperu.

In 2017, the non-financial public sector registered a deficit of U.S.$6.4 billion or 3.0% of GDP. In 2018, the non-financial public sector registered a deficit of U.S.$5.2 billion or 2.3% of GDP. In 2019 the non-financial public sector registered a deficit of U.S.$3.8 billion or 1.6% of GDP. In 2020 the non-financial public sector registered a deficit of U.S.$18.2 billion or 8.9% of GDP. In 2021, the non-financial public sector registered a deficit of U.S.$5.7 billion or 2.5% of GDP. For a description of the Government’s fiscal accounts see “—Central Government” below.

By Law N° 27245, the Fiscal Restraint Act was approved in December 1999 to foster fiscal stability by establishing specific guidelines concerning non-financial public sector deficits, as well as growth in government spending and in public sector debt. In May 2003, Congress amended the Fiscal Restraint Act by changing its name to Ley de Responsabilidad y Transparencia Fiscal, Law N° 27958 or the “Fiscal Responsibility and Transparency Act”, and adapting the law to the regional governments established at that time. This law was subsequently modified by Law N° 30099, with a view to strengthening fiscal responsibility and transparency (Ley de Fortalecimiento de la Responsabilidad y Transparencia Fiscal).

In December 2016, pursuant to Legislative Decree N° 1276, the Government approved a new framework under the Fiscal Responsibility and Transparency Act to facilitate monitoring and accountability of public sector finance management and permit an adequate management of assets and liabilities under a fiscal risk approach.

In August 2017, through Law N° 30637, the fiscal deficit was temporarily increased for the period from 2017-2020, by 3.2% of GDP compared to the budget approved for that year. For 2021, the fiscal deficit is limited by law to 1.0% of GDP. The temporary expansion of the fiscal deficit is due exclusively to the priority need for the reconstruction of the country as a result of the damage caused by the El Niño Costero phenomenon.

In 2017, the non-financial public sector deficit was U.S.$6.4 billion, or 3.0% of GDP, compared to 2016. This higher deficit in 2017 was mainly driven by lower economic growth and the impact of certain tax regulations on tax collections, which led to a 0.6% contraction in GDP. In 2018, the non-financial public sector registered a deficit of U.S.$5.2 billion, or 2.3% of GDP, a decrease of 0.7% compared to 2017. This fiscal improvement is attributable to an increase in government revenue (1.2% increase as a percentage of GDP), particularly in tax revenue, which reflects increasing economic activity during the year.

In 2019, the non-financial public sector registered a deficit of U.S.$3.7 billion or 1.6% of GDP a decrease of 0.7% compared to the deficit registered in 2018 relative to GDP, the second consecutive year the non-financial public sector was reduced as a percentage of GDP. The improved fiscal deficit in 2019 was primarily a result of higher current account balances of the central government which increased by 0.4% of GDP, both by tax receipts and non-tax receipts. Similarly, this improvement in the non-financial public sector deficit in 2019 was accompanied by a 0.1% reduction in government expenditures and improved gross capital formation and improved primary results of state-owned enterprises.

In 2020 the non-financial public sector registered a deficit of U.S.$18.2 billion or 8.9% of GDP, an increase of 7.2% compared to the deficit registered in 2019 relative to GDP, due to the combination of the COVID-19 public spending policy and the decrease of economic activity and its impact in public revenue. To a certain extent other factors like higher deficit from public companies and increased public debt services. As a consequence, the current public deficit is the highest since 1990.

The impact of the COVID-19 pandemic has generated a reduction in tax revenues as a result of lower economic activity, while at the same time requiring increased demand for public spending in the face of the national health emergency. In this context, the government decided to temporarily suspend the fiscal rules previously established for 2020 and 2021, in such a way that required financing can be procured to meet the priorities of the population. The spread of the virus in the national territory required a flexible and unprecedented fiscal response. By taking into account the extreme uncertainty of the pandemic on tax collections and given the public spending required to mitigate the impacts of COVID-19, Legislative Decree N° 1457 was approved in April 2020, temporarily suspending the fiscal rules for 2020 and 2021 which set limits of 2.1% of GDP in 2020 and 1.8% of GDP in 2021, as provided for in numeral 6.1 of article 6 of Legislative Decree N° 1276; in numeral 2.2 of article 2 of Law N° 30637; and in numeral 2.1 of article 2 of Emergency Decree N° 032-2019. However, in the 2020 MEF Fiscal Report, these limits were updated to 10.7% of GDP for 2020 and 6.2% GDP in 2021, in accordance with the public spending measures under the pandemic and the projected 2021 budget. Finally, the 2020 deficit of 8.9% of GDP was lower than expected in these previous calculations.

In 2021, the non-financial public sector registered a deficit of U.S.$5.7 billion or 2.5% of GDP, a decrease of 6.4% compared to the deficit registered in 2020 relative to GDP. This reduction reflected, to a greater extent, the increase in current revenues of the Government, due to the recovery of economic acitivity, the favorable price cycle of export minerals and the collection of extraordinary revenues. Lower non-interest expenses following the easing of the COVID-19 restrictions and the primary surplus of state-owned enterprises, obtained mainly from the recovery of sales revenues, played a lesser role.

The following tables provide information on the non-financial public sector accounts for the periods presented.

Consolidated Accounts of the Non-Financial Public Sector (NFPS)(1)

(in millions of U.S. dollars, at current prices)

	For the year ended December 31,
	2017	2018	2019	2020	2021
Primary balance (deficit):
Central government	(4,377)	(1,781)	(2,067)	(16,175)	(4,490)
Decentralized agencies	181	203	746	58	915
Local governments	465	(93)	1,044	2,094	956
State-owned enterprises	(181)	(485)	(290)	(924)	282

Primary NFPS	(3,912)	(2,156)	(567)	(14,946)	(2,338)
Interest payments:
External debt	977	1,065	1,021	962	1,217
Domestic debt	1 588	1,983	2,177	2,325	2,180

Total interest payments	2,565	3,048	3,197	3,287	3,397

Overall NFPS	(6,477)	(5,204)	(3,765)	(18,234)	(5,735)

Financing:
External	(3,181)	(193)	1,402	9,820	13,736
Domestic	9,643	5,380	2,342	8,409	(8,005)
Privatization	16	16	21	4	4

Total financing	6,477	5,204	3,765	18,234	5,735

(2)	Preliminary data.

Sources: Central Bank.

Consolidated Accounts of the Non-Financial Public Sector (NFPS)(1)

(as a percentage of GDP, at current prices)

	For the year ended December 31,
	2017	2018	2019	2020	2021
Primary balance
Central government	(2.0)	(0.8)	(0.9)	(7.9)	(2.0)
Decentralized agencies	0.1	0.1	0.3	0.0	0.4
Local governments	0.2	(0.0)	0.4	1.0	0.4
State-owned enterprises	(0.1)	(0.2)	(0.1)	(0.4)	0.1

Primary NFPS	(1.8)	(1.0)	(0.2)	(7.3)	(1.0)
Interest payments:
External debt	0.5	0.5	0.4	0.5	0.5
Domestic debt	0.7	0.9	0.9	1.1	1.0

Total interest payments	1.2	1.3	1.4	1.6	1.5

Overall NFPS	(3.0)	(2.3)	(1.6)	(8.9)	(2.5)
Financing:
External	(1.5)	(0.1)	0.6	4.8	6.1
Domestic	4.5	2.4	1.0	4.1	(3.6)
Privatization	0.0	0.0	0.0	0.0	0.0

Total financing	3.0	2.3	1.6	8.9	2.5

(1)	Preliminary data.

Source: Central Bank.

Central Government

Peru’s central government comprises the executive branch, including its ministries and other centralized agencies. Prior to January 1, 2003, the central government also included Peru’s 24 regional councils, whose representatives were appointed by the President and public universities. As of January 1, 2003, the regional councils were replaced by 25 regional governments headed by elected officials. See “The Republic of Peru—History, Government and Political Parties—Government—Regional Governments.”

The Government derives its revenues primarily from:

•	tax collections;

•	import tariffs;

•	non-tax revenues, such as fees, interest income and royalties from mining and hydrocarbon production; and

•	dividends from state-owned companies.

Between 2017 and 2021, total Government revenues fluctuated from U.S.$32.3 billion, or 15.0% of GDP, in 2017, to U.S.$40.6 billion, or 18.0% of GDP, in 2021. During this period, tax revenues fluctuated from U.S.$27.8 billion in 2017, or 12.9% of GDP, to U.S.$36.0 billion, or 16.0% of GDP, in 2021. Compared to GDP registered in 2020, in 2021, total revenues increased 33.1%, tax revenues increased 35.3%, and non-tax revenues increased 20.2%.

Government expenditures consist primarily of:

•	wages of public sector employees;

•	transfers to public sector entities;

•	interest payments on debt;

•	public investments in infrastructure; and

•	pension expenditures.

Between 2017 and 2021, total Government expenditures, excluding interest payments on the Government’s debt outstanding, fluctuated between U.S.$37.0 billion, or 17.2% of GDP, in 2017, to a high of U.S.$46.7 billion, or 20.0% of GDP, in 2021. In 2021, total Government expenditures, excluding interest payments on the Government’s debt, decreased in terms of percent of GDP 2.7%, as compared to that recorded in 2020. In 2021, total Government expenditures were U.S.$48.2 billion, or 21.4% of GDP, compared to U.S.$48.8 billion, or 24.2% of GDP, in 2020.

In 2017, the overall fiscal deficit reached U.S.$6.7 billion or 3.1% of GDP and tax collections totaled U.S.$27.8 billion or 12.9% of GDP, an increase in nominal terms of 5.0% as compared to 2016.

In 2018, the overall fiscal deficit reached U.S.$4.5 billion or 2.0% of GDP and tax collections totaled U.S.$31.8 billion or 14.0% of GDP, an increase of 14.3% as compared to 2017. In 2019, the overall fiscal deficit reached U.S.$5.0 billion or 2.1% of GDP and tax collections totaled U.S.$33.2 billion or 14.3% of GDP, an increase of 4.3% as compared to 2018.

In 2020, the overall fiscal deficit reached U.S.$19.2 billion or 9.3% of GDP and tax collections totaled U.S.$26.6 billion or 12.9% of GDP, a decrease of 19.8% as compared to 2019.

In 2021, the overall fiscal deficit reached U.S.$7.6 billion or 3.4% of GDP and tax collections totaled U.S.$36.0 billion or 16.0% of GDP, an increase of 35.3% as compared to 2020.

In 2017, the primary fiscal deficit was U.S.$4.4 billion or 2.0% of GDP, representing a decrease of 87.8% compared to 2016. Fiscal revenue increased 8.2% compared to 2016 in nominal terms although, there was a decrease in revenue equivalent to 0.3% of GDP (15.4% of GDP in 2016 compared to 15.1% of GDP in 2017).

In 2018, the primary fiscal deficit was U.S.$1.8 billion or 0.8% of GDP, representing an increase of 59.3% compared to 2017. Fiscal revenue increased 12.3% compared to 2017 in nominal terms and there was an increase in revenue equivalent to 1.0% of GDP (15.1% of GDP in 2017 compared to 16.2% of GDP in 2018).

In 2019, the primary fiscal deficit was U.S.$2.1 billion or 0.9% of GDP, representing a decrease of 16.1% compared to the fiscal deficit in 2018. Fiscal revenue increased 4.9% compared to 2018 in nominal terms and there was an increase in revenue equivalent to 0.4% of GDP (16.2% of GDP in 2018 compared to 16.6% of GDP in 2019).

In 2020, the primary fiscal deficit was U.S.$16.2 billion or 7.9% of GDP, representing a decrease of 682.4% compared to the fiscal deficit in 2019. Fiscal revenue decreased 20.6% compared to 2019 in nominal terms and there was a decrease in revenue equivalent to 1.7% of GDP (16.6% of GDP in 2019 compared to 14.9% of GDP in 2020).

In 2021, the primary fiscal deficit was U.S.$4.5 billion or 2.0% of GDP, representing an increase of 72.2% compared to the fiscal deficit in 2020. Fiscal revenue increased 33.1% compared to 2020 in nominal terms and there was an increase in revenue equivalent to 3.2% of GDP (14.9% of GDP in 2020 compared to 18.0% of GDP in 2021).

The following tables provide information regarding government accounts for the periods presented.

Central Government Accounts(1)

(in millions of U.S. dollars, at current prices)

	For the year ended December 31,
	2017	2018	2019	2020	2021
Fiscal revenue:
Current revenue:
Tax revenue:
Income tax	11,282	12,658	13,196	10,902	14,124
Capital gains tax	—	—	—	—	—
Taxes on goods and services:	18,711	20,548	21,502	17,811	22,452
General sales tax	16,773	18,461	19,039	15,833	20,100
Excise taxes	1,938	2,087	2,463	1,979	2,352
Import tariffs	444	443	427	331	377
Other taxes	(2,616)	(1,844)	(1,943)	(2,447)	(957)

Total tax revenue	27,822	31,805	33,183	26,607	35,996
Non-tax revenue(2)	4,459	4,531	4,821	3,809	4,578

Total current revenue	32,280	36,336	38,004	30,416	40,574
Capital revenue	398	352	485	132	78

Total fiscal revenue	32,678	36,687	38,489	30,548	40,652
Expenditures:
Current non-financial expenditures:
Wages and salaries	10,669	11,557	12,115	12,478	11,667
Goods and services	8,975	8,760	9,344	9,231	10,350
Current transfers	8,501	9,559	9,898	17,097	13,984

Total current non-financial expenditures	28,145	29,876	31,357	38,807	36,002
Capital expenditures:
Fixed investment	4,760	5,244	5,249	4,378	5,273
Other	4,150	3,349	3,949	3,539	3,868

Total capital expenditures	8,910	8,592	9,198	7,916	9,140

Total expenditures	37,055	38,469	40,556	46,723	45,142
Total expenditures + interest	39,413	41,210	43,470	49,762	48,226
Fiscal balance:
Primary fiscal balance (deficit)	(4,377)	(1,781)	(2,067)	(16,175)	(4,490)
Interest	2,358	2,741	2,914	3,039	3,084

Overall fiscal balance (deficit)	(6,736)	(4,523)	(4,981)	(19,214)	(7,574)
Financing:
Foreign financing	(3,349)	(781)	477	9,189	13,567
Domestic financing	10,069	5,287	4,483	10,020	(5,997)
Privatization	16	16	21	4	4

Total financing	6,736	4,523	4,981	19,214	7,574

(1)	Preliminary data.
(2)	Includes transfers from state-owned enterprises and royalties from petroleum companies.

Source: Central Bank.

Central Government Accounts(1)

(as a percentage of GDP, at current prices)

	For the year ended December 31,
	2017	2018	2019	2020	2021
Fiscal revenue:
Current revenue:
Tax revenue:
Income tax	5.2	5.6	5.7	5.3	6.3
Capital gains tax	—	—	—	—	—
Taxes on goods and services:	8.7	9.1	9.3	8.7	10.0
General sales tax	7.8	8.1	8.2	7.7	8.9

	For the year ended December 31,
	2017	2018	2019	2020	2021
Excise taxes	0.9	0.9	1.1	1.0	1.0

Import tariffs	0.2	0.2	0.2	0.2	0.2
Other taxes	(1.2)	(0.8)	(0.8)	(1.2)	(0.4)

Total tax revenue	12.9	14.0	14.3	12.9	16.0
Non-tax revenue(2)	2.1	2.0	2.1	1.9	2.0

Total current revenue	15.0	16.0	16.3	14.8	18.0
Capital revenue	0.2	0.2	0.2	0.1	0.0

Total fiscal revenue	15.1	16.2	16.6	14.9	18.0
Expenditures:
Current non-financial expenditures:
Wages and salaries	4.9	5.1	5.2	6.1	5.2

Goods and services	4.2	3.9	4.0	4.5	4.6
Current transfers	3.9	4.2	4.3	8.3	6.2
Total current non-financial expenditures	13.0	13.2	13.5	18.9	16.0
Capital expenditures:
Fixed investment	2.2	2.3	2.3	2.1	2.3
Other	1.9	1.5	1.7	1.7	1.7

Total capital expenditures	4.1	3.8	4.0	3.8	4.1

Total expenditures	17.2	17.0	17.4	22.7	20.0
Total expenditures + interest	18.3	18.2	18.7	24.2	21.4
Fiscal balance:
Primary fiscal balance (deficit)	(2.0)	(0.8)	(0.9)	(7.9)	(2.0)
Interest	1.1	1.2	1.3	1.5	1.4

Overall fiscal balance (deficit)	(3.1)	(2.0)	(2.1)	(9.3)	(3.4)
Financing:
Foreign financing	(1.6)	(0.3)	0.2	4.5	6.0
Domestic financing	4.7	2.3	1.9	4.9	(2.7)
Privatization	—	—	—	—	—

Total financing	3.1	2.0	2.1	9.3	3.4

(1)	Preliminary data.
(2)	Includes transfers from state-owned enterprises and royalties from petroleum companies.

Source: Central Bank.

Tax Regime

All government taxes in Peru are collected by the Superintendencia Nacional de Administración Tributaria, or SUNAT. SUNAT’s budget is determined primarily through a percentage-based funding mechanism that provides the agency with 1.6% of its domestic tax collections and with 1.5% of import tariffs.

The following table presents the composition of Peru’s tax revenues for the periods presented.

Tax Revenue of Peru (Central Government)

(as a percentage of total tax revenue)

	For the year ended December 31,
	2017(1)(2)	2018(1)	2019(1)	2020(1)	2021(1)
Income Tax:
Individual	12.6	11.9	12.5	13.5	11.5
Corporate	22.5	21.8	21.5	22.6	21.3
Clearing	5.4	6.1	5.7	4.9	6.5
Total income tax	40.6	39.8	39.8	41.0	39.2

Property tax	—	—	—
Taxes on goods and services:
General Sales Tax	60.3	58.0	57.4	59.5	55.8
Selective Consumption Tax:

	For the year ended December 31,
	2017(1)(2)	2018(1)	2019(1)	2020(1)	2021(1)
Fuel tax	2.9	2.5	2.9	3.2	2.6
Other	4.1	4.1	4.5	4.2	3.9
Total Selective Consumption Tax	7.0	6.6	7.4	7.4	6.5

Total taxes on goods and services	67.3	64.6	64.8	66.9	62.4

Import tariffs	1.6	1.4	1.3	1.2	1.0
Other taxes	9.6	10.1	10.5	9.3	11.5
Tax refund	(19.0)	(15.9)	(16.3)	(18.5)	(14.2)

Total	100.0	100.0	100.0	100.0	100.0

(1)	Reflects adjustments to reconcile estimated income tax withheld with actual income tax liabilities.

Source: Central Bank, Nota Semanal N° 15-2019.

Income Taxes

The current income tax law is structured over the basis of five income categories. First and Second category income comprises income from capital gains, Fourth and Fifth category income comprises income from labor, and Third category income is related to corporate income.

Income from capital gains is subject to a rate of 6.25% applied over reported net income. In calculating the net income, a fixed deduction of 20% from the gross income is allowed. First category income is the one received by individuals from the lease of movable and fixed property located within Peru. Second category income is the result of capital gains.

Employment income (which may result from employed or self-employed work) is subject to the following tax rates effective as of the 2021 tax year:

Personal Annual Income (in UIT(1))	2021(%)
Up to 5	8
Between 5-20	14
Between 20-35	17
Between 35-45	20
Greater than 45	30

(1)	UIT is an annual reference index used for tax purposes. For 2021, the UIT is equivalent to S/4,400.00, or approximately U.S.$1,102.

Source: Ministry of Economy and Finance.

The dividends which are capital gains are taxed at a rate of 5%.

Peru treats capital gains as ordinary income for tax purposes. The income tax rate for enterprises legally regarded as located in Peru is 29.5% effective as of fiscal 2017, which applies to net worldwide income. Companies also pay the Temporary Net Asset Tax (ITAN) which is applied at a rate of 0.4% on assets exceeding S/1.0 million, or approximately U.S.$0.39 million.

Furthermore, there are other specific exemptions that apply to certain industries and regions.

Capital Gains Tax

Peru treats all capital gains as ordinary income for tax purposes. In the past, a significant source of capital income was exempt from the tax base.

As of 2016, the following sources of income will no longer be exempt:

•	capital gains from the transfer of equities, shares, corporate bonds and other securities;

•	interest generated from securities such as corporate bonds, certificates of deposits and mortgage loans;

•	yields from participations in mutual funds and investment funds;

•	interest received by corporations from deposits in the financial system; and

•	yields from voluntary contributions to pension funds.

Nevertheless, some exemptions remain effective. For instance, interest by individuals from their deposits in the financial system and yields from mandatory contributions to pension fund administrators remain exempt. Current exemptions are scheduled to be effective through 2018.

Value-Added Tax

Effective as of March 1, 2011, Peru imposed an 18.0% value-added tax called the Impuesto General a las Ventas, or IGV, that is applicable to:

•	the sale or import of movable personal property within Peru;

•	the rendering or use of services in Peru;

•	construction agreements; and

•	the first transfer of real estate by a builder.

Each party in the chain of production generally collects the IGV tax from its customer and pays SUNAT the difference between the tax paid to its suppliers and the tax collected from its customers. For imports of goods, the taxable base is the cost, insurance and freight price plus customs duties, surcharges and excise tax paid on those goods.

Some products and services are currently exempt from payment of the IGV, such as fishmeal, various agricultural products, including potatoes, tomatoes, beans, coffee, tea, cocoa and wheat, urban public and cargo transport, financial services, live entertainment and some medicines for cancer, HIV/AIDS and diabetes treatment. Peru also applies a special exemption for purchases made as part of the development of natural resources.

The IGV does not apply to the export of goods or services or construction contracts performed abroad. Exporters are reimbursed any portion of the IGV they pay on the purchase of goods and services they export and can apply those refunds as credits to offset the IGV or income tax liabilities.

A 2% tax known as the Impuesto de Promoción Municipal, or Municipal Development Tax, is also imposed, which is included in the IGV.

Excise Tax

Peru applies an excise tax on selected goods and on gambling activities. The following table shows the tax rates applicable to selected goods as of December 31, 2018.

Product	Rate (%)
Soda (containing between 0.5 gr. and less than 5 gr. per 100 ml.)	25.0
Gambling	10.0
New cars	10.0
Used cars	30.0
Ethyl alcohol	20.0
Cigarettes	S/0.27 per unit
Horse races	2.0
Beer	30.0

Source: Ministry of Economy and Finance.

In the case of Pisco, an alcoholic beverage, the applicable tax is S/1.50 minimum and S/2.50 maximum per liter.

Peru also imposes an excise tax on fossil fuel products. The tax is levied on the volume sold or imported, expressed in units of measurement established by the Ministry of Economy and Finance. The following table shows the tax rates currently applicable to selected fuel products.

Fuel	S/ per gallon(1)
Gasoline:
less than 84 octane	1.27
from 84–89 octane	1.22
from 90–94 octane	1.16
from 95–97 octane	1.13
greater than 97 octane	1.13
Kerosene	1.93
Gas oil	1.58
Diesel B2	1.04
Residual 6	0.92

(1)	As of December 2021.

Source: Ministry of Economy and Finance.

On May 9, 2018, the Ministry of Economy and Finance, approved the Supreme Decree N° 095-2018-EF which amended the selective tax for consumption (ISC) and which would be implemented from January 1, 2019. The measures implemented are the following:

New and used vehicles

The supreme decree is encouraging the use of less polluting vehicles and the renewal of the fleet. For this reason, the supreme decree establishes that new vehicles for transport of passengers having some hybrid mechanism as gas or electric will not pay taxes and new vehicles that use petroleum-based products will have a tax rate of only 10%. Conversely, it discourages the use of gasoline vehicles that will have a 40% tax rate. Also, new vehicles that use diesel or semi-diesel will have a 20% tax rate, while used vehicles will apply a rate of 40%. In addition, pick-up trucks will not pay tax for being a capital good.

Alcoholic beverages

The recent modification of the ISC for alcoholic beverages seeks: (i) to disincentivize consumption of these drinks, and (ii) to provide a greater progressivity to the value tax. Therefore spirits having between 0 and 6 degrees of concentration of alcohol will remain subject to the ISC of S/1.25 per liter produced and those containing higher alcohol concentrations will see the rate will be increased from 30% to 35% (according to the sale price).

For liquors with higher concentration of alcohol, which exceed 20 degrees, will remain subject to the ISC of S/3.40 per liter. However, the value added tax affecting them will increase from 25% to 40%.

Fuels

In the case of the ISC for fuels, the adjustments were made to reflect their degree of harmfulness. With this measure, the regulations seek to correct the existing distortion requiring gasohol of 97 octane to pay more ISC than diesel, as the latter is a more noxious fuel.

Financial Transactions Tax

On March 1, 2004, a financial services transaction tax, or ITF, became effective. The ITF is a levy applicable to almost all banking transactions, including transfers and foreign exchange transactions, as well as certain non-banking transactions such as transfers made by fund transfer companies. Although the ITF was initially set at 0.15%, the Government proposed in early March 2004 to decrease the rate. On March 25, 2004, Congress approved the Government’s proposal, effective March 27, 2004, to set the rate at 0.10% through the end of 2004, decreasing to 0.08% during 2005. In late 2006, the Government established a schedule that gradually decreased the rate to 0.05% in 2010. On February 20, 2011, Congress approved, effective April 1, 2011, to decrease the rate to 0.005%, which is the current applicable ITF rate on financial transactions.

Royalty Fee

In September 2011, the Mining Royalty Law, Law N° 28258, was amended by Law N° 29788 to increase the tax payable on metallic and non-metallic mineral resources. Effective October 1, 2011, the royalty for the exploitation of metallic and non-metallic resources is payable on a quarterly basis in an amount equal to the greater of (i) an amount determined in accordance with the statutory scale of tax rates based on a company’s operating profit margin and applied to the company’s operating profit, as adjusted by certain non-deductible expenses, and (ii) 1% of a company’s net sales, in each case, during the applicable quarter. The royalty rate applied to the company’s operating profit is based on its operating profit margin and the rate ranges from 1% to 12%.

In addition, there is a royalty fee on hydrocarbons which is calculated according to the value of the hydrocarbon produced and is established on each exploration and production contract.

Special Mining Tax

In September 2011, Congress passed Law N° 29789 that institutes a special mining tax on the operating profits of mining companies that results from the sale of metallic mining products, self-consumption or unauthorized withdrawals of such products. The special mining tax rate ranges from 2% to 8.40%, depending on the subject company’s quarterly operating profit margin.

Tax Amnesty

There have been no tax amnesties in the five-year period ended December 31, 2011. However, in December 2009, Congress passed Law N° 29482 in order to exempt from income tax those economic activities performed between 2,500 and 3,200 meters above sea level. The exemption will last ten years and it excludes mining activities and those activities performed in capital cities.

International Tax Treaties

Peru has entered into tax treaties in order to avoid double taxation with Chile, Canada, Brazil, the Andean Community (Ecuador, Colombia and Bolivia), Mexico, South Korea, Switzerland and Portugal.

Deduction of three Tax Units (UIT)

On May 12, 2017, the Resolution of Superintendent N° 123-2017/SUNAT was published. This resolution sets forth guidelines for what constitutes adequate proof of payment for the deductibility of personal expenses in payment of the income tax. In this sense, the self-employed (which issued receipts for fees) or dependent, for purposes of the tax determination of the income tax for year 2018 and thereafter, may credit the following concepts as additional expenses in the determination of the tax to pay up to 3 UIT (approximately U.S.$3,690.00):

•	30% corresponding to leasing and subleasing;

•	30% corresponding to fourth category services;

•	100% corresponding to contributions of ESSALUD of home workers;

•	30% corresponding to fourth category of medical and dental care service; or/and

•	100% for first home mortgage interest.

In addition, on December 28, 2018, the Resolution of Superintendent N° 303-2018/SUNAT was published and established that for purposes of income tax determination corresponding to year 2019 and thereafter, first home mortgage interests shall not be considered for purposes of the above mentioned deductions.

The 2022 Budget

Pursuant to the Constitution and the Ley General del Sistema Nacional de Presupuesto, or General Law of the National Budget System, published on December 8, 2004, and effective as of January 1, 2005, the Ministry of Economy and Finance, acting through the Dirección General de Presupuesto Público, or General Directorate of Public Budget, is responsible for preparing Peru’s annual budget.

The annual budget is prepared on the basis of:

•	proposals submitted by the various public entities;

•	matching revenue estimates with goals and priorities established for each entity; and

•	coordinating balances for previous fiscal years and estimates for future fiscal years.

The Public Budget Administration Office submits its proposed budget to the Council of Ministers for approval. If the Council of Ministers approves the proposed budget, it is submitted by the President to Congress by August 30 of each year. Upon congressional approval, the proposed budget becomes the Annual Law of the Public Sector Budget. Under the Constitution, if by November 30 of any year, Congress has not submitted to the executive branch an official document commenting on or approving the budget, the budgetary proposal submitted by the President is automatically adopted as the Annual Law of the Public Sector Budget.

The 2022 Budget

The 2022 budget was approved by Congress of the Republic of Peru on November 29, 2021 through Law No. 31365. The following table summarizes the principal assumptions on which the 2022 budget is based.

Principal Budgetary Assumptions for 2022

Projected real GDP growth	4.8%
Projected (cumulative) inflation	2.8%
Projected average exchange rate	S/3.94 per U.S. dollar

Source: Ministry of Economy and Finance.

Based on these assumptions, the 2022 budget proposal projects the following:

•	fiscal revenues of S/118.8 billion, or approximately U.S.$31.0 billion;

•	public expenditures of S/165.5 billion, or approximately U.S.$43.2 billion; and

•	an overall non-financial public sector deficit of S/33.1 billion, or approximately U.S.$8.6 billion, or 3.7% of projected 2022 GDP.

The following table sets forth the assumed sources of expenditures for purposes of the 2022 budget:

	National Government	Regional Governments	Local Governments	Total

	(in millions of soles)
Current expenditures	87,246	26,605	13,253	127,104
Capital investments	30,445	8,656	7,844	46,945
Debt services	22,188	291	474	22,953

Total expenditures	139,880	35,552	21,571	197,002

Source: Central Bank and Ministry of Economy and Finance.

The following table sets forth the assumed sources of revenue for purposes of the 2022 budget:

Sources of Revenue	Amount
(in millions of soles)
Tax revenue	118,799
Administrative and governmental fees	12,138
Third-party credit sources	38,054
Donations and transfers	230
Other(1)	27,781

Total	197,002

(1)	Includes revenue from mining rights, concession fees, and related items.

Source: Central Bank and Ministry of Economy and Finance.

Social Security

Peru has a two-tiered pension system. The public pension system is a pay-as-you-go system by which current social security contributions are used to pay benefits currently provided by the Government. This system requires that the Government contribute to finance pension payments. In 1992, the Government created the private pension system, through the licensing of AFPs, as an alternative to the public pension system.

The public pension system has two components:

•	the general pay-as-you-go-system, which applies to the general population and is administered by the Oficina de Normalización Previsional, or Office of Pension Regularization; and

•	the special public sector regimes for the military, police, teachers, various judges and magistrates, other special segments of the population and other public servants.

The public sector has two pension reserve funds funded by privatization receipts:

•

the Fondo Consolidado de Reservas Previsionales, or Consolidated Reserve Fund, an autonomous fund with resources earmarked to meet public pension obligations falling due over the medium and long term; and

•	the Fondo Nacional de Ahorro Público, or National Public Savings Fund, the objective of which is to provide supplemental pensions to all low-income pensioners in the public pension system.

As of December 31, 2014, there were four AFPs in the private pension system. New entrants to the labor market are automatically enrolled in an AFP unless they elect to enroll in the public pension system within ten days of employment. Workers may leave the public pension system for an AFP at any time, but once they leave they cannot re-enroll in the public pension system, except as described below. To compensate individuals who switch to the AFPs for pension rights they had accumulated while participating in the public pension system, the Government has authorized the issuance of recognition bonds. Recognition bonds are transferable, zero-coupon bonds indexed to the CPI and redeemable at retirement.

To provide an incentive for individuals to join AFPs and to discourage participation in the public pension system, the Government increased the public pension system contribution rate from 3.0% to 11.0% at 1995 and 13% at 1997. In 2019, Congress approved an increase of the minimum monthly pension in the public pension system from S/415.00 to S/500.00. As of December 31, 2021, the private pension system contribution rate was 23.2%. Workers become eligible to receive benefits at age 65.

In November 2004, Congress enacted a constitutional reform to unify the administration of public pensions, reduce the financial deficits of the pension funds and improve its distributions to different economic classes. The indexed pension scheme that allowed certain retired government employees to receive a life pension equal to the salary of a worker currently serving in the retiree’s former post or one equivalent to it was eliminated and pension caps were established.

In March 2007, Congress enacted a law to reform the affiliation and return to the public pension system process, with the aim that people who left the public pension system for an AFP, or chose an AFP from the start, and would as a consequence receive a lower pension, were allowed to return or transfer to the public pension system. Accordingly, this law regulates the conditions under which a person may choose to return or transfer to the public pension system and provides mechanisms for making that an informed decision. The estimated cost of this reform for Peru was approximately U.S.$2.1 billion in actuarial present value. This amount was calculated for 410,000 people and considered greater social security costs to the public pension system due to people who return or transfer to it from the private pension system, the payment of additional pensions and the financial costs of advancing recognition bonds under the exceptional regime of early retirement. As of December 31, 2021, 166,444 have returned to the public pension system.

On September 23, 2013, Law N° 30082 became effective as an amendment to Law N° 29903 – Ley de Reforma del Sistema Privados de Pensiones that provides for the voluntary inclusion in the pension plan of an employer of independent workers who are under 40 years of age. Among the policies relating to Peru’s pension system that President Humala proposed, was the creation of Pension 65 that requires payment of S/250.00 bimonthly to seniors 65 years of age and older who did not previously have a pension plan to be funded with financing from the National Treasury. As of December 31, 2021, the Government had spent U.S. $230.9 million or 99.58% of the budgeted funds and more than 568,599 senior citizens participated in the program.

PUBLIC SECTOR DEBT

Peru’s total public sector debt consists of foreign currency-denominated debt and sol-denominated debt. Peru’s total public external debt consists of loans from foreign creditors to the Government, the Central Bank and public sector entities.

External Debt

As of December 31, 2021, taking into account swap agreements, 42.6% of public debt was denominated in soles. As of December 31, 2021, public external debt totaled U.S.$45.5 billion, or 20.2% of GDP, compared to U.S.$32.5 billion, or 15.8% of GDP, as of December 31, 2020.

The following tables provide further information on public sector external debt as of the dates presented.

Public Sector External Debt

(in millions of U.S. dollars, except for percentages)

	For the year ended December 31,
	2017	2018	2019	2020	2021
Public sector external debt	22,710	22,977	22,554	32,455	45,533
Total public sector external debt as % of GDP(1)	10.5	10.1	9.7	15.8	20.2
Total public sector external debt as % of total exports(1)	50.0	46.8	47.0	75.6	72.1

(1)	Peru does not include IMF credit use in reports of total public sector external debt. Debt ratios are calculated on the basis of Peru’s total official non-reserve liabilities.

Source: Central Bank.

Public Sector External Debt, Net of Reserves

(in millions of U.S. dollars, at current prices)

	For the year ended December 31,
	2017	2018	2019	2020	2021
Public sector external debt(1)	(22,710)	(22,977)	(22,554)	(32,455)	(45,533)
Gross international reserves of the Central Bank	63,731	60,288	68,370	74,909	78,539
Public sector external debt, net of reserves	41,021	37,311	45,816	42,453	33,006

(1)	Peru does not include IMF credit use in reports of total public sector external debt.

Source: Central Bank.

Peru’s credit ratings are as follows as of December 14, 2022:

•	Fitch: long term foreign currency issuer default rating at BBB (outlook negative);

•	Standard & Poor’s: long term foreign currency credit rating at BBB (outlook negative); and

•	Moody’s: long term foreign currency bonds rating at Baa1 (outlook stable).

On September 1, 2021, Moody’s changed the rating of Peru’s long-term foreign currency debt from A3 to Baa1 and the outlook to stable from negative. On October 20, 2022, Fitch reaffirmed Peru’s long-term foreign currency issuer default rating at BBB; downgrading the outlook from stable to negative. On December 12, 2022, S&P Global Ratings reaffirmed its BBB long-term foreign currency sovereign credit rating on Peru; downgrading the outlook from stable to negative.

A Fitch’s “BBB” rating indicates that expectations of default are currently low. The capacity for payment of financial commitments is considered adequate but adverse business and economic conditions are more likely to impair this capacity. This is the second notch in investment grade category. A Fitch outlook indicates the direction in which a rating is likely to move over a one to two-year period. Outlooks may be “positive,” “stable” or “negative.” A Positive or Negative outlook does not imply a rating change is inevitable. Similarly, a rating for which outlook is “stable” could be upgraded or downgraded before an outlook moves to Positive or Negative if circumstances warrant such an action. On November 10, 2011, Fitch upgraded Peru’s long term foreign currency debt rating from “BBB-” to “BBB” with an outlook of stable. On October 23, 2013, Fitch further upgraded Peru to BBB+ with “stable” outlook. On March 24, 2017, Fitch reaffirmed its rating and outlook (BBB+; outlook stable). On September 27, 2018, Fitch reaffirmed its rating and outlook (BBB+; outlook stable). On March 28, 2019, Fitch reaffirmed its rating and outlook (BBB+; outlook stable). On December 15, 2020 Fitch reaffirmed its rating (BBB+) but changed the outlook from stable to negative. On October 14, 2021, Fitch downgraded Peru’s long term foreign currency issuer default rating to BBB from BBB+, upgrading the outlook from negative to stable. On April 29, 2022, Fitch reaffirmed its BBB long-term foreign currency sovereign credit rating on Peru; the outlook remained stable. On October 20, 2022, Fitch reaffirmed Peru’s long-term foreign currency issuer default rating at BBB, but changed the outlook from stable to negative.

A Standard & Poor’s “BBB” rating indicates that an obligor exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation. Securities rated in this category are investment grade. A Standard & Poor’s rating outlook assesses the potential direction of a long-term credit rating over the intermediate to longer term. In determining a rating outlook, consideration is given to any changes in the economic and/or fundamental business conditions. A Standard & Poor’s outlook of “positive” means that a rating may be raised; however, an outlook is not necessarily a precursor of a rating change. On August 30, 2011, Standard & Poor’s upgraded Peru’s long-term foreign currency debt rating from “BBB-” to “BBB” with an outlook of stable. On August 19, 2013, Standard & Poor’s further upgraded Peru to BBB+ with an outlook of stable. On June 14, 2017, Standard & Poor’s reaffirmed its rating and outlook (BBB+; outlook stable). On June 15, 2018, Standard & Poor’s reaffirmed its rating and outlook (BBB+; outlook stable). On November 24, 2020, Standard & Poor’s reaffirmed its rating and outlook (BBB+; outlook stable). On October 15, 2021, S&P Global Ratings reaffirmed its BBB+ long-term foreign currency sovereign credit rating on Peru; but changed the outlook from stable to negative. On March 18, 2022, S&P Global Ratings downgraded Peru’s long-term foreign currency sovereign credit rating to “BBB”, from BBB+, upgrading the outlook from negative to stable. On October 25, 2022, S&P Global Ratings reaffirmed its BBB long-term foreign currency sovereign credit rating on Peru, maintaining the outlooks as stable. On December 12, 2022, S&P Global Ratings reaffirmed its BBB long-term foreign currency sovereign credit rating on Peru, downgrading the outlook from stable to negative.

A Moody’s “Baa2” rating indicates that obligations are judged to be subject to moderate credit risk. They are considered medium-grade and as such may possess certain speculative characteristics. Moody’s appends numerical modifiers 1, 2 and 3 to each generic rating classification. This is the second lowest investment grade category. Securities rated in this category are investment grade. The modifier 1 indicates a high-range ranking in the Baa generic rating classification. Moody’s rating outlook is an opinion regarding the likely direction of a rating over the medium term. Where assigned, rating outlooks fall into the following four categories: “Positive,” “Negative,” “Stable” or “Developing” (contingent upon an event). On July 2, 2014, Moody’s upgraded Peru’s foreign currency rating from “Baa2” to “A3” with an outlook of stable. On August 23, 2017, Moody’s reaffirmed its rating and outlook (A3; outlook stable). On August 28, 2018, Moody’s reaffirmed its rating and outlook (A3; outlook Stable). On June 25, 2019, Moody’s affirmed Peru’s A3 ratings and maintained stable outlook. On May 21, 2021 Moody’s reaffirmed Peru’s A3 rating but changed the outlook from stable to negative. On September 1, 2021, Moody’s changed Peru’s A3 rating to Baa1, upgrading the outlook from negative to stable. On October 14, 2021, Fitch downgraded Peru’s long term foreign currency issuer default rating to BBB from BBB+, upgrading the outlook from negative to stable.

Ratings are not a recommendation to purchase, hold or sell securities and may be changed, suspended or withdrawn at any time. Peru’s current ratings and the rating outlooks currently assigned to Peru are dependent upon economic conditions and other factors affecting credit risk that are outside the control of Peru. Each rating should be evaluated independently of the others. Detailed explanations of the ratings may be obtained from the rating agencies. The information above was obtained from information available on the websites of the rating agencies.

During the period from 2017 to 2021, multilateral debt represented, on average, 17.4% of Peru’s public sector external debt. Peru’s principal multilateral creditors are the World Bank, representing, on average, 46.0% of outstanding multilateral debt each year from 2017 to 2021, and the IADB, representing, on average, 30.9% of outstanding multilateral debt each year from 2017 to 2021. Loans from the World Bank have funded irrigation, agriculture, poverty reduction, education, health reform and transportation projects. Loans from the IADB have been used to fund projects relating to poverty reduction, education, financial-sector reform, environment and state modernization.

The following table provides information on capital flows from multilateral lenders for the periods presented.

Capital Flows from Multilateral Lenders

(in millions of U.S. dollars)

	For the year ended December 31,
	2017	2018	2019	2020	2021
World Bank:
Disbursements minus principal amortizations	(1517)	264	420	1,877	1,163
Disbursements minus principal, interest and commissions	(1594)	219	367	1831	1,122
IADB:
Disbursements minus principal amortizations	(1192)	4	(81)	442	589
Disbursements minus principal, interest and commissions	(1255)	(48)	(140)	409	555

Source: Ministry of Economy and Finance (Dirección General de Endeudamiento y Tesoro Público, or General Bureau of Public Debt and Treasury).

The following is a brief overview of the principal debt incurrences by Peru. See “Annex A—Republic of Peru: Global Public Sector External Debt” for further information regarding Peru’s debt outstanding as of December 31, 2021.

•	On September 14, 2017, Peru entered into a loan agreement with IADB, in an aggregate amount of U.S.$80.0 million, to fund the development of the Huanuco-Conococha highway.

•	On September 25, 2017, Peru entered into a loan agreement with IBRD, in an aggregate amount of U.S.$40.0 million, to fund the coordinated management of water resources in ten basins project.

•

On May 21, 2018, Peru entered into a loan agreement with IADB, in an aggregate amount of U.S.$65.0 million, to finance the project Improvement of the management of public investment and Improvement of the capacity for the generation of knowledge and continuous improvement in the management of public procurement.

•	On September 12, 2018, Peru entered into a loan agreement with IADB, in an aggregate amount of U.S.$100.0 million, to finance the Comprehensive Program of Rural Water and Sanitation – PIASAR.

•

On September 12, 2018, Peru entered into a loan agreement with IADB, in an aggregate amount of U.S.$50.0 million, to finance the project Improvement and Extension of support services for the provision of services to the citizens and companies at national level.

•

On September 12, 2018, Peru entered into a loan agreement with IADB, in an aggregate amount of U.S.$75.0 million, to finance the Program for the improvement of the quality and relevance of services of university and technological higher education at the national level.

•	On October 1, 2018, Peru entered into a loan agreement with IADB, in an aggregate amount of U.S.$100.0 million, to finance the Development Program of agricultural health and food safety – Phase II.

•	On October 22, 2018, Peru entered into a loan agreement with IADB, in an aggregate amount of U.S.$30.0 million, to finance the Program of recovery of areas degraded by waste in priority areas.

•

On December 17, 2018, Peru entered into a loan agreement with KFW, in an aggregate amount of €60.0 million equivalent to U.S.$70.9 million, to finance the improvement, expansion and creation of the system of treatment of wastewater in the 7 and 3 districts in Huánuco and Tacna, respectively.

•

On July 31, 2019, Peru entered into a loan agreement with IADB, in an aggregate amount of U.S.$16.8 million, to finance support programs for sustainability of biodiversity in the San Martín, Loreto and Madre de Dios ecosystems and the improvement of environmental information for the mapping of deforestation in the Amazon forests of Peru.

•

On November 27, 2019, Peru entered into a loan agreement with IBRD, in an aggregate amount of U.S.$85.0 million, to fund the modernization of the judicial system under the program “Programa de Mejoramiento de los Servicios de Justicia no Penales a través de la implementación del Expediente Judicial Electrónico”.

•	On May 22, 2020, Peru entered into a loan agreement with IBRD in an aggregate amount of U.S.$50.0 million, to fund municipal planning projects in the provinces Chiclayo, Lambayeque, Lima and Piura.

•

On June 01, 2020, Peru entered into a loan agreement with IBRD in an aggregate amount of U.S.$93.0 million to fund the infrastructure project COSAC I from Estación el Naranjal to Av. Chimpu Ocllo, Comas and Carabayllo Districts, Lima.

•	On June 16, 2020, Peru entered into a loan agreement with IADB in an aggregate amount of U.S.$50.0 million to fund production standards under human capital and productivity programs.

•

On June 30, 2020 Peru entered into a loan agreement with IADB in an aggregate amount of U.S.$100.0 million to fund an urban water management project in Cuzco, Wanchaq, Santiago and San Sebastian at Cuzco Province and the districts of Zarumilla and Aguas Verdes at the Zarumilla Province.

•	On July 1, 2020, Peru entered into a loan agreement with IFAD in an aggregate amount of U.S.$24.0 million to finance local public services.

•	On July 8, 2020, Peru entered into a loan agreement with IADB in an aggregate amount of U.S.$100.0 million to finance the modernization of the criminal justice system.

•	On July 16, 2020, Peru entered into a loan agreement with IBRD in an aggregate amount of U.S.$36.3 million to finance the modernization of the first emergency response system.

•	On December 10, 2020, Peru entered into a loan agreement with IBRD in an aggregate amount of U.S.$50.0 million to finance a program for the development of human resources.

•

On March 10 and March 11, 2021, Peru issued U.S.$4.0 billion Dollar-denominated bonds and U.S.$825 million Euro-denominated bonds, respectively, the proceeds will be used to finance general budgetary requirements for fiscal year 2021.

•	On April 12, 2021, Peru entered into a contingent loan agreement with IADB in an aggregate amount of U.S.$400.0 million to finance a set of programs for reforms aimed at the economic recovery.

•	On May 18, 2021, Peru entered into a loan agreement with IADB in an aggregate amount of U.S.$114.3 million to partially finance the Road Infrastructure for Regional Competitiveness Program.

•	On May 18, 2021, Peru entered into a loan agreement with CAF in an aggregate amount of U.S.$233.3 million to partially finance the Road Infrastructure for Regional Competitiveness Program.

•	On June 3, 2021, Peru entered into a contingent loan agreement with CAF in an aggregate amount of U.S.$350.0 million to finance additional measures to manage the effects of COVID-19.

•	On June 8, 2021, Peru entered into a loan agreement with IBRD in an aggregate amount of U.S.$750.0 million to finance additional measures to manage the effects of COVID-19.

•

On June 30, 2021, Peru entered into a contingent loan agreement with IADB in an aggregate amount of U.S.$600.0 million to finance the improvement of social policies to support low-income citizens and households.

•	On July 16, 2021, Peru entered into a loan agreement with IBRD in an aggregate amount of U.S.$350.0 million to finance a set of programs aimed at improving human capital and resources.

•	On July 23, 2021, Peru entered into a loan agreement with IADB in an aggregate amount of U.S.$100.0 million to partially finance the Innovation, Technologic Modernization and Entrepreneurship Program.

•

On July 26, 2021, Peru entered into a loan agreement with IADB in an aggregate amount of U.S.$74.0 million to partially finance the Investment, Improvement of the Financial Administration of the Public Sector Projct through digital transformation.

•

On November 02 and November 17, 2021, Peru issued U.S.$4.0 billion Dollar-denominated bonds and U.S.$1.0 billion Euro-denominated bonds respectively, the proceeds will be used to finance general budgetary requirements for fiscal year 2021 and to prefinance the financial requeriments for 2022.

•	On December 14, 2021, Peru entered into a loan agreement with KfW in an aggregate amount of €350.0 million to finance a program to address the Sanitary Emergency due to COVID-19.

•

On December 23, 2021, Peru entered into a loan agreement with IBRD in an aggregate amount of U.S.$68.0 million to partially finance the Improvement and Expansion of the Services provided by the National Public Health Surveillance System investment project.

•	On December 28, 2021, Peru entered into a contingent loan agreement with IADB in an aggregate amount of U.S.$500.0 million addressed to the fiscal and economic recovery of Peru support program.

•

On February 25, 2022, Peru entered into a loan agreement with the IBRD in an aggregate amount of U.S.$70.0 million to partially finance the Investment Transmission Plan and COVID-19 Economic Recovery Program.

During 2021, disbursements from Peru’s available debt facilities included U.S.$0.3 billion for specific projects, U.S.$10.2 billion balance of payment support and other projects which includes a U.S.$8.0 billion bond issuance and a Euro 1.8 billion to finance general budgetary requirements for fiscal year 2021 and to pre-finance general budgetary requirements for fiscal year 2022; and U.S.$2.4 billion from contingent credit lines.

As of December 31, 2021, outstanding public sector external debt increased to approximately U.S.$45.5 billion, equivalent to 20.2% of GDP, an increase of U.S.$13.0 billion compared to debt outstanding as of December 31, 2020. This increase resulted primarily from amounts in the aggregate principal amount of bonds, which increased by U.S.$10.2 billion and contingent credit lines disbursements which increased by U.S.$0.3 billion from U.S.$2.1 billion in 2020 to U.S.$ 2.4 billion in 2021.

The following tables summarize public sector external debt by creditor for the periods indicated.

Public Sector External Debt by Creditor(1)

(in millions of U.S. dollars, at current prices)

	For the year ended December 31,
	2017	2018	2019	2020	2021
Official creditors:
Multilateral debt:
IADB	1,329	1,244	1,168	1,610	2,664
World Bank	1,093	1,145	1,564	3,441	4,685
IFAD(2)	37	42	48	54	54
IMF	—	—	—	—	—
OPEC(3)	—	—	—	—	—
CAF	1,437	1,011	1,065	1,019	1,220
Other	—	—	—	—	—

Total multilateral debt	3,897	3,442	3,846	6,125	8,623
Bilateral debt:
Paris Club	659	743	788	1,101	1,016
United States	28	26	24	22	20
Latin America	—	—	—	—	—
East European countries and China	—	—	—	—	—
Japan (Paris Club)	449	426	431	446	318

Other countries	—	—	—	—	—

Total bilateral debt	1,136	1,195	1,243	1,569	1,354

Total official debt	5,033	4,636	5,089	7,694	9,976
Private creditors:
Banking	135	1,319	1,326	1,381	1,300
Suppliers	8	5	2	—	—

Total debt with private creditors	143	1,324	1,328	1,381	1,300
Bonds:
Brady + Global Bonds	17,534	17,017	16,137	23,381	34,257

Total bond	17,534	17,017	16,137	23,381	34,257

Total public sector external debt	22,710	22,977	22,554	32,455	45,533

(1)	Medium- and long-term debt, excluding IMF financing.
(2)	International Fund for Agricultural Development
(3)	Organization of Petroleum Exporting Countries

Source: Ministry of Economy (General Bureau of Public Debt and Treasury)

Public Sector External Debt by Creditor(1)

(as a percentage of total public sector external debt)

	For the year ended December 31,
	2017	2018	2019	2020	2021
Official creditors:
Multilateral debt:
IADB	5.9	5.4	5.2	5.0	5.9
World Bank	4.8	5.0	6.9	10.6	10.3
IFAD(2)	0.2	0.2	0.2	0.2	0.1
IMF	—	—	—	—	—
OPEC(3)	—	—	—	—	—
CAF	6.3	4.4	4.7	3.1	2.7
Other	—	—	—	—	—

Total multilateral debt	17.2	15.0	17.1	18.9	18.9
Bilateral debt:
Paris Club	2.9	3.2	3.5	3.4	2.2
United States	0.1	0.1	0.1	0.1	0.0
Latin America	—	—	—	—	—
East European countries and China	—	—	—	—	—
Japan (Paris Club)	2.0	1.9	1.9	1.4	0.7
Other countries	—	—	—	—	—

Total bilateral debt	5.0	5.2	5.5	4.8	3.0

Total official debt	22.2	20.2	22.6	23.7	21.9
Private creditors:
Banking	0.6	5.7	5.9	4.3	2.9

	For the year ended December 31,
	2017	2018	2019	2020	2021
Suppliers	—	—	—	—	—

Total debt with private creditors	0.6	5.8	5.9	4.3	2.9
Bonds:
Brady + Global Bonds	77.2	74.1	71.6	72.0	75.2

Total bond	77.2	74.1	71.6	72.0	75.2

Total public sector external debt	100.0	100.0	100.0	100.0	100.0

(1)	Medium- and long-term debt, excluding IMF financing
(2)	International Fund for Agricultural Development
(3)	Organization of Petroleum Exporting Countries

Source: Ministry of Economy (General Bureau of Public Debt and Treasury).

Public Sector External Debt Structure by Maturity

(in millions of U.S. dollars and as a percentage of total public sector external debt)(1)

	For the year ended December 31,
	2017	2018	2019	2020	2021
Short-term debt	110	167	54	202	44
Medium- and long-term debt	22,710	22,977	22,554	32,455	45,533

Total	22,821	23,144	22,608	32,657	45,577
Short-term debt (as a % of total public sector external debt)	0.5	0.7	0.2	0.6	0.1
Medium- and long-term debt (as a % of total public sector external debt)	99.5	99.3	99.8	99.4	99.9

(1)	Includes Central Bank debt.

Source: Central Bank.

The following table sets forth public sector external debt by currency as of December 31, 2021, 2020 and 2019.

Summary of Public Sector External Debt by Currency(1)

(in millions of U.S. dollars, except for percentages)

	For the year ended December 31,
	2019		2020		2021
	U.S.$	%	U.S.$	%	U.S.$	%
Currency
U.S.	18,414	81.6	27,694	85.3	39,226	86.1
Japanese yen	520	2.3	550	1.7	404	0.9
Single currency pool (SCP)(3)	—	—	—	—	—	—
English Pound	—	—	—	—	—	—
Canadian Dollar	—	—	—	—	—	—
SDRs(3)	48	0.2	53	0.2	50	0.1
Euro	3,119	13.8	3,744	11.5	5,478	12.0
Swiss Franc	—	—	—	—	—	—
Sol(4)	452	2.0	414	1.3	375	0.8

Total	22,554	100.0	32,455	100.0	45,533	100.0

(1)	Includes outstanding COFIDE loans not guaranteed by Peru.
(2)	Exchange rate as of December 31, 2021.
(3)	Special Drawing Rights is a World Bank unit of account, based on a basket of national currencies.
(4)	IADB loans converted to soles.
Source:	Ministry of Economy (General Bureau of Public Debt and Treasury).

Total public sector external debt service decreased, as a percentage of total fiscal revenue, from 17.2% in 2017 to 4.4% in 2021, including Brady Par Bonds early redemption. Public sector external debt service measured as a percentage of total exports, including exports of goods and services and investment income, decreased from 10.2%

in 2017 to 2.6% in 2021. As a percentage of GDP, public sector external debt service decreased from 2.6% in 2017 to 0.8% in 2021. For 2017, 2018, 2019, 2020 and 2021, the amortization amount includes payment, to Paris Club creditors, multilateral lenders, amounts due on the Global Bonds, current payments to holders of Global Bonds and payments made in the tender offer and exchange of Global Bonds and prepayments.

The following table provides information regarding Peru’s public sector external debt service as of the dates presented.

Public Sector External Debt Service(1)

(in millions of U.S. dollars, except for percentages)

	For the year ended December 31,
	2017	2018	2019	2020	2021
Interest payments	1,121	1,152	1,170	1,150	1,341
Amortizations	4,505	1,614	2,205	935	435

Total public sector external debt service	5,626	2,766	3,375	2,085	1,776
As % of total exports(2)	10.5	4.8	5.9	4.4	2.6
As % of total exports and workers’ remittances	10.0	4.6	5.6	4.1	2.5
As % of GDP	2.6	1.2	1.5	1.0	0.8
As % of total fiscal revenue	17.2	7.5	8.8	6.8	4.4

(1)	Medium- and long-term debt service; excludes Central Bank debt and excludes extraordinary financing and refinancing.
(2)	Includes exports of goods and services and investment income.

Source: Central Bank.

In 2017, interest payments on public sector external debt totaled U.S.$1.1 billion, or 0.5% of GDP. During 2017, Peru paid U.S.$29.6 million in interest to Paris Club creditors, U.S.$187.9 million to multilateral creditors, U.S.$2.2 million to holders of Brady Bonds, U.S.$885.4 million to holders of Global Bonds, and U.S.$18.0 million to other creditors.

In 2018, interest payments on public sector external debt totaled U.S.$1.2 billion, or 0.5% of GDP. During 2018, Peru paid U.S.$21.6 million in interest to Paris Club creditors, U.S.$153.2 to multilateral creditors, U.S.$2.2 million to holders of Brady Bonds, U.S.$968.4 million to holders of Global Bonds, and U.S.$9.3 million to other creditors.

In 2019, interest payments on public sector external debt totaled U.S.$1.2 billion, or 0.5% of GDP. During 2019, Peru paid U.S.$21.0 million in interest to Paris Club creditors, U.S.$161.6 to multilateral creditors, U.S.$2.2 million to holders of Brady Bonds, U.S.$936.0 million to holders of Global Bonds, and U.S.$49.2 million to other creditors.

In 2020, interest payments on public sector external debt totaled U.S.$1.2 billion, or 0.6% of GDP. During 2020, Peru paid U.S.$22.5 million in interest to Paris Club creditors, U.S.$117.9 million to multilateral creditors, U.S.$954.1 million in interest to holders of Global Bonds, and U.S.$54.2 million to other creditors.

In 2021, interest payments on public sector external debt totaled U.S.$1.3 billion, or 0.6% of GDP. During 2021, Peru paid U.S.$20.8 million in interest to Paris Club creditors, U.S.$99.3 million to multilateral creditors, U.S.$1.2 billion in interest to holders of Global Bonds, and U.S.$52.4 million to other creditors.

The following table provides estimated medium- and long-term public sector external debt service through 2026.

Estimated Public Sector Debt Service by Debtor(1)

2022– 2026

(in millions of U.S. dollars)

	2022			2023			2024			2025			2026
	Principal	Interest	Total	Principal	Interest	Total	Principal	Interest	Total	Principal	Interest	Total	Principal	Interest	Total
Non-financial public sector:	1,014	1,463	2,477	1,014	1,533	2,547	944	1,530	2,474	2,677	1,505	4,182	3,230	1,349	4,579
Central government(2)	867	1,260	2,127	867	1,335	2,202	797	1,337	2,134	2,530	1,317	3,848	3,084	1,166	4,249
Local government	3	0	3	3	0	3	2	0	3	2	0	3	2	0	2

Public enterprises	144	202	346	144	197	342	144	193	337	144	188	332	144	183	327
Financial public sector	179	106	285	692	91	783	402	65	468	445	52	497	34	32	66

Total public sector	1,193	1,568	2,761	1,706	1,624	3,330	1,346	1,596	2,942	3,122	1,557	4,680	3,264	1,381	4,645

(1)	Disbursements include preliminary estimates as of December 31, 2021.
(2)	Includes Loans to COFIDE, Banco Agropecuario, Fondo Mivivienda and Petroperu, not guaranteed by Peru.

Source: Ministry of Economy (General Bureau of Public Debt and Treasury).

In 2019, Peru issued U.S.$750 million Dollar-denominated bonds to finance in part the repurchase of existing bonds and to pre-finance budget requirements.

In 2020, Peru issued U.S.$7 billion Dollar-denominated bonds to give support to the balance of payments and to finance the bigger expenditures due to COVID-19 pandemic. The proceeds of the U.S.$3.0 billion issuance in April 2020 were used to partially finance the general requirements for fiscal year 2020 and to prefinance the general requirements for fiscal year 2021. The proceeds of the U.S.$4.0 billion issuance in November 2020 were used to finance expenditures relating to the prevention and containment of COVID-19, as well as for the stimulation of the economy and for expenditures included in the Public Sector Budget for Fiscal Year 2020 affected by the income reduction from COVID-19.

In 2021, Peru issued U.S.$8.0 billion Dollar-denominated bonds and U.S.$1.8 billion Euro-denominated bonds, a portion of the proceeds of which was used to finance general budgetary requirements for fiscal year 2021, and the remainder to prefinance financial requirements for 2022.

Domestic Debt

The following table provides certain information regarding total public sector domestic debt, excluding intra-governmental debt, as of the dates presented.

Total Public Sector Domestic Debt

(in millions of U.S. dollars, at current prices)

	For the year ended December 31,
	2017	2018	2019	2020	2021
Long-term debt:
Banco de la Nación	1,012	923	169	123	15
Treasury bonds	29,287	32,139	38,233	35,510	33,418
Other	––	––	––	––	––

Total long-term debt	30,300	33,062	38,402	35,633	33,433
Short-term debt	2,422	1,921	2,393	2,340	1,878

Total public sector debt	32,721	34,983	40,795	37,973	35,311

Total public sector domestic debt, as % of GDP	15.2	15.4	17.6	18.5	15.7

Source: Central Bank.

The following table provides a list of Peru’s outstanding domestic public sector bonds as of the dates presented.

Public Sector Domestic Bonds(1)

(in millions of U.S. dollars, at current prices)

	For the year ended December 31,
	2017	2018	2019	2020	2021
Central Bank capitalization bonds	199	191	119	—	—
Financial system support bonds	—	—	—	—	—
Debt exchange bonds	238	161	89	81	74
Pension recognition bonds	1,843	1,516	1,284	1,058	860
Sovereign bonds	27,008	30,270	36,741	34,370	32,484
Other bonds	—	—	—	—	—

Total	29,287	32,139	38,233	35,510	33,418

(1)	Excludes intra-governmental debt issued in the form of bonds.

Source: Central Bank.

In March 2001, the Government established a public auction system for bonds issued in soles. This system has increased the availability of investment instruments in the domestic capital markets and reduced Peru’s exposure to currency exchange risk. In 2003, Peru launched the Market Makers’ Program to create a domestic market for Peru’s sol-denominated public sector debt. Since 2003, Peru has issued its public sector, sol-denominated debt through this program. The Market Makers’ Program has also helped increase the depth and liquidity of the domestic market for public sector debt.

In May 2013, Peru approved new rules in connection with the Market Makers Program and its treasury bills. The Market Makers Program aims to promote investment and improve liquidity and allows Peru to issue sovereign bonds that approved credit entities and entities that deal in securities may bid on. The new rules for the treasury bills allow bills to be issued on the primary market and be bought and sold on the secondary market by investors such as insurance companies, credit agencies and financial institutions, entities that deal in securities and other investment entities. Non-profit organizations and private individuals may also purchase treasury bills. In July 2013, Peru began issuing treasury bills and sovereign bonds in accordance with these rules.

The latest amendment to this regulation was made in February 2017 in order to, among others, permit and establish the procedures for the Republic of Peru to utilize an International Settlement and Depositary Entity such as Euroclear in such issuances. To that extent, MEF can issue sovereign bonds denominated in local currency and that their settlement takes place in an International Settlement and Depositary Entity, thus contributing to the internationalization of these instrument.

Pursuant to the Market Maker’s Program, Peru has issued sovereign bonds denominated in soles in the domestic capital markets under auctions and bookbuilding mechanism to finance current funding requirements, prefinancing requirements and liability management transactions including offers to residential and non residential investors.

During 2017, Peru issued sol-denominated sovereign bonds equivalent to U.S.$7.4 billion including U.S.$3.1 billion destined to pre-finance 2018, and prepay certain debts to multilateral and bilateral creditors. During 2018, Peru issued sol-denominated sovereign bonds equivalent to U.S.$19.7 billion including U.S.$3.1 billion destined to pre-finance 2019, investment projects and prepay certain debts to multilateral and bilateral creditors and to tender global and local bonds.

During 2019, Peru issued sol-denominated sovereign bonds equivalent to U.S.$15.9 billion including U.S.$4.8 billion destined to pre-finance 2020, and repurchase existing global and local bonds. During 2020, Peru issued sol-denominated sovereign bonds equivalent to U.S.$0.8 billion destined to finance current funding requirements.

During 2021, Peru issued sol-denominated sovereign bonds equivalent to U.S.$1.3 billion.

Debt Management

During 2017, Peru issued sol-denominated sovereign bonds in a principal amount of S/10.00 billion equivalent to U.S.$3.1 billion to finance a liability management transaction under the form of partial and/or total prepayment to multilateral and bilateral organizations. Seventy percent of such sovereign bonds were issued to non-resident investors, and 30% to local investors. This was the first Euroclearable PEN-denominated transaction.

During 2018, Peru issued sol-denominated sovereign bonds in an aggregate principal amount of S/10.35 billion equivalent to U.S.$3.1 billion to finance, among others, a liability management transaction, of which 82% were issued to non-resident investors and 18% to local investors. This was the second Euroclearable sol-denominated transaction.

During 2019, Peru issued bonds in June and November. The June issuance was for a total of S/5.8 billion equivalent to U.S.$1.8 billion and U.S.$750 million, 52.3% and 82.0% of the proceeds respectively were used to finance a liability management transaction. Approximately 79% of the principal amount of this issuance of Soles-denominated bonds and 7% of the U.S. dollar-denominated Global Bonds was subscribed by local residents. The November issuance included a S/8.3 billion Soles-denominated bonds and a S/1.8 billion Soles-denominated bonds both equivalent to U.S.$3.0 billion, 75.9% and 26.5% of the proceeds respectively were used to finance a liability management transaction. The participation by non-resident investors were 30% and 80%, respectively.

During 2020, Peru issued sol-denominated sovereign bonds in a principal amount of S/ 187.5 million to finance the repurchase of Brady Bonds at par value which remaining principal was U.S.$53.7 million.

Debt Management and Restructuring

The debt crisis throughout Latin America, which started in 1982, resulted in a growing unwillingness of foreign commercial banks to lend to Peru. At the same time, a sharp decrease in the export prices of mining products and the 1982 – 1983 El Niño phenomenon led to a deterioration in Peru’s balance of payments and fiscal accounts, which made it difficult for Peru to service its debt. Faced with an unsustainable debt burden, the Government suspended payment on its external commercial bank debt in 1984. By the end of 1984, Peru had failed to make scheduled payments of U.S.$1.0 billion in principal and interest on its commercial bank debt.

In 1985, the first García administration declared that service of the public sector external debt would not exceed 10% of total exports. In 1986, the IMF declared Peru ineligible for additional funds, and, in 1987, the World Bank suspended loan disbursements to Peru. Despite a decline in new loans, Peru’s total public sector debt increased from U.S.$10.9 billion to U.S.$18.9 billion from 1985 to 1990, as unpaid interest continued to accrue and was capitalized.

In 1991, the Fujimori administration began a series of negotiations that led to a normalization of relations with multilateral creditors. In September 1991, Peru paid all amounts in arrears owed to the IADB. In March 1993, Peru paid a total of U.S.$1.8 billion in arrears owed to the IMF and the World Bank. Since 1993, the IMF approved multiple standby arrangements with the most recent having been in effect through 2009.

Drawings on these IMF standby facilities were primarily used to help Peru finance its fiscal deficits.

The Fujimori administration also negotiated substantial reductions in Peru’s short-term external debt with its principal bilateral creditors. During the 1990s, Peru conducted the following three rounds of negotiations with the Paris Club:

•	in September 1991, Peru rescheduled U.S.$4.7 billion of its Paris Club debt maturing between October 1991 and December 1992;

•	in May 1993, Peru rescheduled an additional U.S.$1.9 billion of its Paris Club debt maturing between March 1993 and March 1996; and

•	in July 1996, Peru rescheduled an additional U.S.$6.8 billion of its Paris Club debt maturing between April 1996 and December 1998.

As a result of this restructuring with its Paris Club lenders, Peru obtained the following extensions with respect to credits maturing in the relevant period:

•	a 20-year extension for concessionary credits, with a 10-year grace period; and

•	a 14-year extension for commercial credits, representing the majority of Peru’s Paris Club debt, with a seven-year grace period.

Additionally, as a result of the 1996 restructuring, Peru obtained the following reductions in its debt:

•	a reduction in debt payments from U.S.$970.0 million per year to approximately U.S.$530.0 million per year for indebtedness maturing between April 1996 and December 1998; and

•	a reduction in debt payments from U.S.$1.2 billion per year to approximately U.S.$1.0 billion per year for indebtedness maturing between 1999 and 2006.

In 1997, Peru renegotiated its debt with international commercial banks under the Brady restructuring. The Brady restructuring reduced Peru’s international commercial bank debt from U.S.$10.6 billion to U.S.$4.9 billion, U.S.$2.4 billion of which were Past-Due Interest Bonds, U.S.$1.7 billion were Front-Loaded Interest Reduction Bonds, U.S.$572.0 million were Floating Rate, or Discount, Bonds and U.S.$183.0 million were Fixed Rate, or Par, Bonds. The Past-Due Interest Bonds and Front-Loaded Interest Reduction Bonds each have a 20-year term. The Discount Bonds and the Par Bonds each have a 30-year term and are collateralized by zero-coupon U.S. Treasury bonds.

Since the restructuring, Peru has not defaulted on the payment of any amounts in respect of its public external debt obligations.

In February 2002, Peru launched its first international bond offering in 74 years issuing U.S.$500.0 million principal amount of Global Bonds. At the same time, Peru repurchased U.S.$1.2 billion principal amount of its outstanding Brady Bonds in exchange for a further U.S.$923.0 million principal amount of Global Bonds. The exchange lowered Peru’s debt by U.S.$111.0 million and released U.S.$50.0 million in collateral backing the Brady Bonds. After issuing the Global Bonds and taking into account amortization of the Past-Due Interest Bonds in March 2002, the current amounts outstanding are U.S.$1.1 billion of Past-Due Interest Bonds, U.S.$1.2 billion of Front-Loaded Interest Reduction Bonds, U.S.$198.0 million of Discount Bonds and U.S.$64.0 million of Par Bonds.

Since the February 2002 international bond offering, Peru has issued multiple additional series of bonds in the international markets and has established and maintains a shelf registration statement with the U.S. Securities and Exchange Commission.

Peru has used the proceeds from these international bond offerings to repay existing debt, to undertake refinancing of existing public sector debt through liability management transactions international reserves, and for the general purposes of the Government, including financial investment and the refinancing, repurchasing and retiring of domestic and external indebtedness.

Peru’s Paris Club creditors are governmental institutions located in 15 countries. On May 23, 2007, the Paris Club creditors and Peru signed a multilateral agreement in which the Paris Club accepted Peru’s proposal to prepay, at par and by voluntary participation of each creditor, up to U.S.$2.5 billion (after payment of the June 30, 2007 and August 15, 2007 installments) of the Paris Club debt, to be paid up to 2015. The multilateral agreement set out the basic terms of the prepayment operation and established the framework under which Peru would engage in bilateral prepayment agreements with participating creditors. Under this multilateral agreement, the Government will prepay each participating creditor the capital requested for prepayment at par on October 1, 2007, and the interest accruing on the capital requested for prepayment up to October 1, 2007 under each rescheduling agreement. On July 2, 2007, Peru announced the individual Paris Club creditor countries that had accepted the prepayment offer.

In October 2007, the prepayment described above was finalized resulting in an aggregate payment of U.S.$1.7 billion, representing approximately 32% of the total outstanding principal amount of Peru’s Paris Club debt. As a result of the prepayment, Peru reduced its Paris Club commercial debt amortization payments by approximately U.S.$260.0 million for each year from 2010 through 2015. Funding for the prepayment was obtained from the proceeds of a 30-year sovereign bond issuance in local currency in an aggregated principal amount of S/4,750 million (approximately U.S.$1.5 billion at then-prevailing exchange rates), and approximately U.S.$290 million in proceeds from the Treasury.

Peru’s total outstanding debt with Paris Club creditors, amounted to U.S.$1.1 billion as of December 31, 2017 (approximately 5.0% of total public external debt), U.S.$1.2 billion as of December 31, 2018 (approximately 5.2% of total public external debt), U.S.$1.2 billion as of December 31, 2019 (approximately 5.5% of total public external debt), U.S.$1.6 billion as of December 31, 2020 (approximately 4.8% of total public external debt), and U.S.$1.4 billion as of December 31, 2021 (approximately 3.0% of total public external debt).

Debt Record

Since the Brady restructuring in 1997, Peru has, except as described below, timely serviced its external debt without default.

Upon completion of the Brady restructuring, Peru ceased paying principal and interest to lenders who did not participate in the restructuring. These lenders included Elliot Associates, L.P., a private investment firm that acquired U.S.$20.0 million in debt issued by Peru. Elliot Associates obtained a U.S.$55.7 million judgment against Peru for non-payment of interest and an attachment of Peru’s funds held at Chase Manhattan Bank of New York that Peru had allocated to interest payments due on its Brady Bonds. As a result of the attachment, on September 7, 2000, Peru failed to make a required interest payment of U.S.$80.0 million on the Brady Bonds, even though it had deposited the requisite amount in its account at Chase Manhattan Bank of New York.

On September 26, 2000, Elliot Associates obtained an injunction against Euroclear System that prevented it from receiving or distributing funds provided by Peru to pay interest on the Brady Bonds. The Elliot Associates litigation was settled following the issuance of the injunction against Euroclear, and Peru made interest payments on the Brady Bonds on October 4, 2000, within the applicable 30-day grace period. Peru has made all of its debt payments to Elliot Associates in accordance with the terms of the settlement agreement.

Other creditors also failed to participate in the Brady restructuring for reasons that included failure to provide the required documentation and failure to identify the actual holder of the debt to be exchanged. Since the Brady Bond restructuring, Peru has been in default on payments to these creditors. As of December 31, 2011, there were no further scheduled amortizations or interest payments on these debts. None of these creditors has submitted claims against Peru for overdue amounts.

As of the date of this annual report, Peru is not aware of any other claims filed against it, in Peru or abroad, for overdue debt payments and Peru is not involved in any disputes with its internal or external creditors.

For further information regarding Peru’s indebtedness outstanding as of the date hereof, see “Annex A – Republic of Peru: Global Public Sector External Debt.”

ANNEX A

REPUBLIC OF PERU: GLOBAL PUBLIC SECTOR EXTERNAL DEBT

Tables and Other Supplemental Information

as of December 31, 2021

(in thousands of U.S. dollars, at current prices)

Type of lender	Country	Lender	Currency	Type of Interest Rate	Spread (%)	Interest Rate (%)	Amount outstanding (in thousand USD)	Maturity
Paris Club	Germany	KFW	EURO	Fixed	0.00	0.75	2,484	12 Y
Paris Club	Germany	KFW	EURO	Fixed	0.00	2.00	1,492	2 Y
Paris Club	Germany	KFW	EURO	Fixed	0.00	3.00	989	2 Y
Paris Club	Germany	KFW	EURO	Fixed	0.00	0.75	2,587	13 Y
Paris Club	Germany	KFW	EURO	Fixed	0.00	3.00	737	3 Y
Paris Club	Germany	KFW	EURO	Fixed	0.00	3.00	3,176	3 Y
Paris Club	Germany	KFW	EURO	Fixed	0.00	0.75	1,453	14 Y
Paris Club	Germany	KFW	EURO	Fixed	0.00	0.75	12,196	15 Y
Paris Club	Germany	KFW	EURO	Fixed	0.00	2.00	6,501	5 Y
Paris Club	Germany	KFW	EURO	Fixed	0.00	0.75	4,246	16 Y
Paris Club	Germany	KFW	EURO	Fixed	0.00	2.00	691	8 Y
Paris Club	Germany	KFW	EURO	Fixed	0.00	0.75	3,354	17 Y
Paris Club	Germany	KFW	EURO	Fixed	0.00	2.00	983	7 Y
Paris Club	Germany	KFW	EURO	Fixed	0.00	0.75	4,961	17 Y
Paris Club	Germany	KFW	EURO	Fixed	0.00	2.00	2,812	7 Y
Paris Club	Germany	KFW	EURO	Fixed	0.00	2.00	3,157	7 Y
Paris Club	Germany	KFW	EURO	Fixed	0.00	2.00	4,338	7 Y
Paris Club	Germany	KFW	EURO	Fixed	0.00	2.00	1,524	8 Y
Paris Club	Germany	KFW	EURO	Fixed	0.00	2.00	3,608	8 Y
Paris Club	Germany	KFW	EURO	Fixed	0.00	0.75	6,602	18 Y
Paris Club	Germany	KFW	EURO	Fixed	0.00	2.00	2,479	8 Y
Paris Club	Germany	KFW	EURO	Fixed	0.00	2.00	2,193	9 Y
Paris Club	Germany	KFW	EURO	Fixed	0.00	2.00	688	11 Y
Paris Club	Germany	KFW	EURO	Fixed	0.00	2.00	2,894	11 Y
Paris Club	Germany	KFW	EURO	Fixed	0.00	2.00	3,880	13 Y

D-D-148

Type of lender	Country	Lender	Currency	Type of Interest Rate	Spread (%)	Interest Rate (%)	Amount outstanding (in thousand USD)	Maturity
Paris Club	Germany	KFW	EURO	Fixed	0.00	3.00	1,968	13 Y
Paris Club	Germany	KFW	EURO	Fixed	0.00	2.00	1,428	13 Y
Paris Club	Germany	KFW	EURO	Fixed	0.00	2.00	10,204	15 Y
Paris Club	Germany	KFW	EURO	Fixed	0.00	3.00	5,340	15 Y
Paris Club	Germany	KFW	EURO	Fixed	0.00	2.00	2,764	15 Y
Paris Club	Germany	KFW	EURO	Fixed	0.00	2.00	1,884	16 Y
Paris Club	Germany	KFW	EURO	Fixed	0.00	3.64	4,504	1 Y
Paris Club	Germany	KFW	EURO	Fixed	0.00	3.38	3,636	2 Y
Paris Club	Germany	KFW	US$	Fixed	0.00	5.46	14,000	4 Y
Paris Club	Germany	KFW	EURO	Fixed	0.00	2.00	1,139	19 Y
Paris Club	Germany	KFW	EURO	Fixed	0.00	3.29	29,374	7 Y
Paris Club	Germany	KFW	EURO	Fixed	0.00	2.75	14,921	8 Y
Paris Club	Germany	KFW	EURO	Fixed	0.00	2.76	26,715	9 Y
Paris Club	Germany	KFW	EURO	Fixed	0.00	2.76	16,031	9 Y
Paris Club	Germany	KFW	EURO	Fixed	0.00	2.00	5,899	19 Y
Paris Club	Germany	KFW	EURO	Fixed	0.00	0.75	128	31 Y
Paris Club	Germany	KFW	EURO	Fixed	0.00	2.00	3,081	21 Y
Paris Club	Germany	KFW	EURO	Fixed	0.00	2.00	6,892	21 Y
Paris Club	Germany	KFW	EURO	Fixed	0.00	3.77	18,182	14 Y
Paris Club	Germany	KFW	US$	Fixed	0.00	1.95	12,102	4 Y
Paris Club	Germany	KFW	US$	Fixed	0.00	2.59	2,396	11 Y
Paris Club	Germany	KFW	EURO	Fixed	0.00	1.91	15,386	11 Y
Paris Club	Germany	KFW	EURO	Fixed	0.00	1.74	16,086	12 Y
Paris Club	Germany	KFW	EURO	Fixed	0.00	1.74	16,086	12 Y
Paris Club	Germany	KFW	US$	Fixed	0.00	2.00	11,181	7 Y
Paris Club	Germany	KFW	US$	Fixed	0.00	2.00	18,919	7 Y
Paris Club	Germany	KFW	US$	Fixed	0.00	3.70	21,716	10 Y
Paris Club	Germany	KFW	EURO	Fixed	0.00	1.47	167,647	10 Y
Paris Club	Germany	KFW	EURO	Fixed	0.00	1.20	14,914	4 Y
Paris Club	Germany	KFW	EURO	Fixed	0.00	0.50	544	8 Y

D-D-149

Type of lender	Country	Lender	Currency	Type of Interest Rate	Spread (%)	Interest Rate (%)	Amount outstanding (in thousand USD)	Maturity
Paris Club	Germany	KFW	EURO	Fixed	0.00	0.98	24,242	3 Y
Paris Club	Germany	KFW	US$	US$ 6 month LIBOR	0.15	Variable	87,176	14 Y
Paris Club	Germany	KFW	US$	US$ 6 month LIBOR	0.15	Variable	11,439	14 Y
Paris Club	Germany	KFW	EURO	Fixed	0.00	0.6625	18,182	10 Y
Paris Club	Germany	KFW	EURO	Fixed	0.00	0.6625	18,182	10 Y
Paris Club	Germany	KFW	EURO	Fixed	0.00	0.6625	18,182	10 Y
Paris Club
Paris Club	Spain	Official Credit Institution of Spain	US$	US$ 6 month LIBOR	0.67	Variable	12,500	13 Y
Paris Club	Spain	Official Credit Institution of Spain	US$	US$ 6 month LIBOR	0.67	Variable	12,500	6 Y
Paris Club	USA	PL 480	US$	Fixed	0.00	4.00	2,675	7 Y
Paris Club	USA	PL 480	US$	Fixed	0.00	2.50	1,442	9 Y
Paris Club	USA	PL 480	US$	Fixed	0.00	1.00	3,730	10 Y
Paris Club	USA	PL 480	US$	Fixed	0.00	1.00	4,078	11 Y
Paris Club	USA	PL 480	US$	Fixed	0.00	1.00	2,983	13 Y
Paris Club	USA	PL 480	US$	Fixed	0.00	1.00	5,152	15 Y
Paris Club	France	French Development Agency	EURO	Fixed	0.00	1.30	14,545	2 Y
Paris Club	France	French Development Agency	EURO	Fixed	0.00	0.61	3,636	2 Y
Paris Club	France	French Development Agency	EURO	Fixed	0.00	0.92	4,040	2 Y
Paris Club	France	French Development Agency	EURO	Fixed	0.00	0.77	8,081	2 Y
Paris Club	France	French Development Agency	EURO	Fixed	0.00	0.79	16,161	2 Y
Paris Club	France	French Development Agency	EURO	Fixed	0.00	0.88	42,424	10 Y
Paris Club	France	French Development Agency	EURO	Fixed	0.00	0.82	42,424	10 Y
Paris Club	France	French Development Agency	EURO	Fixed	0	1	42,424	10 Y
Paris Club	France	French Treasury	EURO	Fixed	0.00	3.00	15	3 Y
Paris Club	France	French Treasury	EURO	Fixed	0.00	3.00	911	3 Y

D-D-150

Type of lender	Country	Lender	Currency	Type of Interest Rate	Spread (%)	Interest Rate (%)	Amount outstanding (in thousand USD)	Maturity
Paris Club	France	French Treasury	EURO	Fixed	0	0.8	6219.55786	13 Y
Paris Club	The Netherlands	Nederlanse Investiringsbank Voor Ontwikellingslande (NIO)	EURO	Fixed	0.00	0.75	442	7 Y
Paris Club	The Netherlands	Nederlanse Investiringsbank Voor Ontwikellingslande (NIO)	EURO	Fixed	0	0.75	1,199	5 Y
Paris Club	Japan	Japan International Cooperation Agency	Y	Fixed	0.00	3.00	17,568	5 Y
Paris Club	Japan	Japan International Cooperation Agency	Y	Fixed	0.00	1.70	3,219	3 Y
Paris Club	Japan	Japan International Cooperation Agency	Y	Fixed	0.00	0.75	1,018	18 Y
Paris Club	Japan	Japan International Cooperation Agency	Y	Fixed	0.00	0.75	32,363	18 Y
Paris Club	Japan	Japan International Cooperation Agency	Y	Fixed	0.00	1.70	2,506	3 Y
Paris Club	Japan	Japan International Cooperation Agency	Y	Fixed	0.00	2.20	7,233	3 Y
Paris Club	Japan	Japan International Cooperation Agency	Y	Fixed	0.00	0.75	4,142	18 Y
Paris Club	Japan	Japan International Cooperation Agency	Y	Fixed	0.00	0.75	14,938	18 Y
Paris Club	Japan	Japan International Cooperation Agency	Y	Fixed	0.00	0.75	1,462	19 Y
Paris Club	Japan	Japan International Cooperation Agency	Y	Fixed	0.00	0.75	3,189	19 Y
Paris Club	Japan	Japan International Cooperation Agency	Y	Fixed	0.00	0.75	561	19 Y
Paris Club	Japan	Japan International Cooperation Agency	Y	Fixed	0.00	0.75	280	19 Y
Paris Club	Japan	Japan International Cooperation Agency	Y	Fixed	0.00	0.75	741	19 Y
Paris Club	Japan	Japan International Cooperation Agency	Y	Fixed	0.00	0.75	7,867	19 Y
Paris Club	Japan	Japan International Cooperation Agency	Y	Fixed	0.00	0.75	390	19 Y
Paris Club	Japan	Japan International Cooperation Agency	Y	Fixed	0.00	0.75	21,271	19 Y
Paris Club	Japan	Japan International Cooperation Agency	Y	Fixed	0.00	0.40	10,095	2 Y
Paris Club	Japan	Japan International Cooperation Agency	Y	Fixed	0.00	0.01	1,963	2 Y
Paris Club	Japan	Japan International Cooperation Agency	Y	Fixed	0.00	0.80	3,465	3 Y

D-D-151

Type of lender	Country	Lender	Currency	Type of Interest Rate	Spread (%)	Interest Rate (%)	Amount outstanding (in thousand USD)	Maturity
Paris Club	Japan	Japan International Cooperation Agency	Y	Fixed	0.00	0.40	5,178	3 Y
Paris Club	Japan	Japan International Cooperation Agency	Y	Fixed	0.00	0.01	1,927	3 Y
Paris Club	Japan	Japan International Cooperation Agency	Y	Fixed	0.00	0.80	1,016	3 Y
Paris Club	Japan	Japan International Cooperation Agency	Y	Fixed	0.00	0.01	692	3 Y
Paris Club	Japan	Japan International Cooperation Agency	Y	Fixed	0.00	0.80	7,317	3 Y
Paris Club	Japan	Japan International Cooperation Agency	Y	Fixed	0.00	0.01	2,120	3 Y
Paris Club	Japan	Japan International Cooperation Agency	Y	Fixed	0.00	0.01	12,263	13 Y
Paris Club	Japan	Japan International Cooperation Agency	Y	Fixed	0.00	1.70	16,498	16 Y
Paris Club	Japan	Japan International Cooperation Agency	Y	Fixed	0.00	0.01	7,296	16 Y
Paris Club	Japan	Japan International Cooperation Agency	Y	Fixed	0.00	1.70	11,038	16 Y
Paris Club	Japan	Japan International Cooperation Agency	Y	Fixed	0.00	0.01	4,945	16 Y
Paris Club	Japan	Japan International Cooperation Agency	Y	Fixed	0.00	0.60	17,917	6 Y
Paris Club	Japan	Japan International Cooperation Agency	Y	Fixed	0.00	0.01	3,346	6 Y
Paris Club	Japan	Japan International Cooperation Agency	Y	Fixed	0.00	0.60	35,151	6 Y
Paris Club	Japan	Japan International Cooperation Agency	Y	Fixed	0.00	0.01	714	6 Y
Paris Club	Japan	Japan International Cooperation Agency	Y	Fixed	0.00	0.60	10,103	6 Y
Paris Club	Japan	Japan International Cooperation Agency	Y	Fixed	0.00	1.70	32,293	17 Y
Paris Club	Japan	Japan International Cooperation Agency	Y	Fixed	0.00	0.01	8,634	17 Y
Paris Club	Japan	Japan International Cooperation Agency	Y	Fixed	0.00	1.00	1,892	12 Y
Paris Club	Japan	Japan International Cooperation Agency	Y	Fixed	0.00	0.01	2,059	12 Y
Paris Club	Japan	Japan International Cooperation Agency	Y	Fixed	0.00	0.01	1,509	13 Y
International Organizations	958-SF-PE	Interamerican Development Bank	US$	Fixed	0.00	2.00	4,348	4 Y
International Organizations	1128-OC-PE	Interamerican Development Bank	US$	SOFR	0.8	Variable	2727.2728	2 Y

D-D-152

Type of lender	Country	Lender	Currency	Type of Interest Rate	Spread (%)	Interest Rate (%)	Amount outstanding (in thousand USD)	Maturity
International Organizations	1501-OC-PE	Interamerican Development Bank	US$	SOFR	0.80	Variable	16,912	8 Y
International Organizations	2118-OC-PE	Interamerican Development Bank	US$	SOFR	0.80	Variable	53,333	8 Y
International Organizations	2234-OC-PE	Interamerican Development Bank	US$	SOFR	0.80	Variable	10,240	8 Y
International Organizations	2269-OC-PE	Interamerican Development Bank	US$	SOFR	0.80	Variable	530	9 Y
International Organizations	2303-OC-PE	Interamerican Development Bank	US$	SOFR	0.80	Variable	3,210	14 Y
International Organizations	2445-OC-PE	Interamerican Development Bank	US$	SOFR	0.80	Variable	11,551	14 Y
International Organizations	2534-OC-PE	Interamerican Development Bank	US$	SOFR	0.80	Variable	19,694	16 Y
International Organizations	2645-OC-PE	Interamerican Development Bank	US$	SOFR	0.80	Variable	80,081	16 Y
International Organizations	2759-OC-PE	Interamerican Development Bank	US$	SOFR	0.80	Variable	15,000	3 Y
International Organizations	2661-OC-PE	Interamerican Development Bank	US$	SOFR	0.80	Variable	20,521	16 Y
International Organizations	2703-OC-PE	Interamerican Development Bank	US$	SOFR	0.80	Variable	7,438	16 Y
International Organizations	2693-OC-PE	Interamerican Development Bank	US$	SOFR	0.80	Variable	29,539	16 Y
International Organizations	2769-OC-PE	Interamerican Development Bank	US$	SOFR	0.80	Variable	68,945	6 Y
International Organizations	3088-OC-PE	Interamerican Development Bank	US$	SOFR	0.80	Variable	39,696	2 Y
International Organizations	3214-OC-PE	Interamerican Development Bank	US$	SOFR	0.80	Variable	1,120	1 Y
International Organizations	3214-OC-PE	Interamerican Development Bank	US$	SOFR	0.80	Variable	6,000	1 Y
International Organizations	3272-OC-PE	Interamerican Development Bank	US$	SOFR	0.80	Variable	5,039	1 Y
International Organizations	3373-OC-PE	Interamerican Development Bank	US$	SOFR	0.80	Variable	152,426	9 Y
International Organizations	3370-OC-PE	Interamerican Development Bank	US$	SOFR	0.80	Variable	13,869	9 Y
International Organizations	3449-OC-PE	Interamerican Development Bank	US$	SOFR	0.80	Variable	262,500	4 Y
International Organizations	3587-OC-PE	Interamerican Development Bank	US$	SOFR	0.80	Variable	30,448	7 Y
International Organizations	3586-OC-PE	Interamerican Development Bank	US$	SOFR	0.80	Variable	300,000	7 Y
International Organizations	3546-OC-PE	Interamerican Development Bank	US$	SOFR	0.80	Variable	14,146	4 Y
International Organizations	3547-OC-PE	Interamerican Development Bank	US$	SOFR	0.80	Variable	19,868	4 Y
International Organizations	3700-OC-PE	Interamerican Development Bank	US$	SOFR	0.80	Variable	24,637	6 Y
International Organizations	3881-OC-PE	Interamerican Development Bank	US$	SOFR	0.80	Variable	47,405	6 Y
International Organizations	1915/OC-PE-1	Interamerican Development Bank	US$	SOFR	0.80	Variable	21,509	5 Y
International Organizations	4428/OC-PE	Interamerican Development Bank	US$	SOFR	0.80	Variable	9,376	9 Y
International Organizations	4428/OC-PE	Interamerican Development Bank	US$	SOFR	0.80	Variable	4,200	9 Y
International Organizations	4442/OC-PE	Interamerican Development Bank	US$	SOFR	0.80	Variable	64,041	6 Y

D-D-153

Type of lender	Country	Lender	Currency	Type of Interest Rate	Spread (%)	Interest Rate (%)	Amount outstanding (in thousand USD)	Maturity
International Organizations	4399/OC-PE	Interamerican Development Bank	US$	SOFR	0.80	Variable	21,544	9 Y
International Organizations	4555/OC-PE	Interamerican Development Bank	US$	SOFR	0.80	Variable	24,229	5 Y
International Organizations	4457/OC-PE	Interamerican Development Bank	US$	SOFR	0.80	Variable	41,471	9 Y
International Organizations	4291/OC-PE	Interamerican Development Bank	US$	SOFR	0.80	Variable	3,300	4 Y
International Organizations	4297/OC-PE	Interamerican Development Bank	US$	SOFR	0.80	Variable	9,550	6 Y
International Organizations	4714/OC-PE	Interamerican Development Bank	US$	SOFR	0.80	Variable	100,000	4 Y
International Organizations	4724/OC-PE	Interamerican Development Bank	US$	SOFR	0.80	Variable	24,697	6 Y
International Organizations	4725/OC-PE	Interamerican Development Bank	US$	SOFR	0.80	Variable	4,472	6 Y
International Organizations	4726/OC-PE	Interamerican Development Bank	US$	SOFR	0.80	Variable	7,305	9 Y
International Organizations	4604/SX-PE	Interamerican Development Bank	US$	Fixed	0.00	0.25	1,189	38 Y
International Organizations	4873/OC-PE	Interamerican Development Bank	US$	SOFR	0.80	Variable	11,585	8 Y
International Organizations	4957/OC-PE	Interamerican Development Bank	US$	SOFR	0.80	Variable	50,000	6 Y
International Organizations	4959/OC-PE	Interamerican Development Bank	US$	SOFR	0.90	Variable	1,206	9 Y
International Organizations	4959/OC-PE	Interamerican Development Bank	US$	SOFR	0.90	Variable	1,272	9 Y
International Organizations	4959/OC-PE	Interamerican Development Bank	US$	SOFR	0.90	Variable	1,610	9 Y
International Organizations	5203/OC-PE	Interamerican Development Bank	US$	SOFR	0.9	Variable	400000	16 Y
International Organizations	5267/OC-PE	Interamerican Development Bank	US$	SOFR	0.90	Variable	600,000	15 Y
International Organizations	CFA-004495/4496	CAF Development Bank	US$	US$ 6 month LIBOR	1.05	Variable	71,429	4 Y
International Organizations	CFA-4579/4580	CAF Development Bank	US$	US$ 6 month LIBOR	1.05	Variable	48,214	5 Y
International Organizations	CFA-6141	CAF Development Bank	US$	US$ 6 month LIBOR	2.40	Variable	139,180	7 Y
International Organizations	CFA-6616	CAF Development Bank	US$	US$ 6 month LIBOR	1.65	Variable	35,933	7 Y
International Organizations	CFA-6923	CAF Development Bank	US$	US$ 6 month LIBOR	1.80	Variable	66,667	4 Y
International Organizations	CFA-7705	CAF Development Bank	US$	US$ 6 month LIBOR	2.40	Variable	31,101	8 Y
International Organizations	———	CAF Development Bank	US$	US$ 6 month LIBOR	4.50	Variable	6,610	2 Y
International Organizations	CFA 008519	CAF Development Bank	US$	US$ 6 month LIBOR	1.35	Variable	75,000	5 Y
International Organizations	CFA-8972	CAF Development Bank	US$	US$ 6 month LIBOR	1.05	Variable	78,367	2 Y

D-D-154

Type of lender	Country	Lender	Currency	Type of Interest Rate	Spread (%)	Interest Rate (%)	Amount outstanding (in thousand USD)	Maturity
International Organizations	CFA009448	CAF Development Bank	US$	US$ 6 month LIBOR	1.45	Variable	35,933	7 Y
International Organizations	CFA009691	CAF Development Bank	US$	US$ 6 month LIBOR	2.05	Variable	31,382	11 Y
International Organizations	CFA010666	CAF Development Bank	US$	US$ 6 month LIBOR	1.45	Variable	250,000	6 Y
International Organizations	CFA 011504	CAF Development Bank	US$	US$ 6 month LIBOR	1.75	Variable	350,000	12 Y
International Organizations	7209-O PE	International Bank For Reconstruction and Development	US$	SOFR	0.50	Variable	1,027	2 Y
International Organizations	7455-O PE	International Bank For Reconstruction and Development	US$	Fixed	0.00	3.25	37,500	2 Y
International Organizations	7674-O PE	International Bank For Reconstruction and Development	US$	SOFR	0.46	Variable	20,000	9 Y
International Organizations	7668-O PE	International Bank For Reconstruction and Development	US$	SOFR	0.47	Variable	20,000	9 Y
International Organizations	7668-O PE	International Bank For Reconstruction and Development	US$	SOFR	0.97	Variable	199,142	9 Y
International Organizations	7643-O PE	International Bank For Reconstruction and Development	US$	SOFR	0.26	Variable	10,273	13 Y
International Organizations	7701-O PE	International Bank For Reconstruction and Development	US$	SOFR	0.26	Variable	9,898	6 Y
International Organizations	7810-O PE	International Bank For Reconstruction and Development	US$	SOFR	0.46	Variable	50,000	8 Y
International Organizations	7950-O PE	International Bank For Reconstruction and Development	US$	SOFR	0.67	Variable	75,000	7 Y
International Organizations	7878-O PE	International Bank For Reconstruction and Development	US$	SOFR	0.67	Variable	19,932	7 Y
International Organizations	8034-O PE	International Bank For Reconstruction and Development	US$	SOFR	0.67	Variable	43,834	8 Y
International Organizations	7961-O PE	International Bank For Reconstruction and Development	US$	SOFR	0.66	Variable	25,000	8 Y
International Organizations	8025-O PE	International Bank For Reconstruction and Development	US$	SOFR	0.67	Variable	54,500	8 Y
International Organizations	8212-O PE	International Bank For Reconstruction and Development	US$	SOFR	0.66	Variable	24,828	9 Y
International Organizations	8331-O PE	International Bank For Reconstruction and Development	US$	SOFR	0.47	Variable	38,920	2 Y
International Organizations	8306-O PE	International Bank For Reconstruction and Development	US$	SOFR	0.47	Variable	27,331	14 Y
International Organizations	8468-O PE	International Bank For Reconstruction and Development	US$	SOFR	1.10	Variable	39,501	17 Y
International Organizations	8478-O PE	International Bank For Reconstruction and Development	US$	SOFR	0.77	Variable	70,000	9 Y

D-D-155

Type of lender	Country	Lender	Currency	Type of Interest Rate	Spread (%)	Interest Rate (%)	Amount outstanding (in thousand USD)	Maturity
International Organizations	8517-O PE	International Bank For Reconstruction and Development	US$	SOFR	0.67	Variable	63,630	10 Y
International Organizations	8562-O PE	International Bank For Reconstruction and Development	US$	SOFR	0.77	Variable	25,253	7 Y
International Organizations	8585-O PE	International Bank For Reconstruction and Development	US$	SOFR	0.79	Variable	1,250,000	8 Y
International Organizations	8583-O PE	International Bank For Reconstruction and Development	US$	SOFR	0.77	Variable	245,680	8 Y
International Organizations	8583-O PE	International Bank For Reconstruction and Development	US$	SOFR	0.77	Variable	100,000	7 Y
International Organizations	8583-O PE	International Bank For Reconstruction and Development	US$	SOFR	0.49	Variable	140,000	5 Y
International Organizations	8583-O PE	International Bank For Reconstruction and Development	US$	SOFR	0.49	Variable	180,000	5 Y
International Organizations	8583-O PE	International Bank For Reconstruction and Development	US$	SOFR	0.49	Variable	584,320	8 Y
International Organizations	8692-O PE	International Bank For Reconstruction and Development	US$	SOFR	0.75	Variable	40,000	5 Y
International Organizations	8680-O PE	International Bank For Reconstruction and Development	US$	SOFR	0.75	Variable	5,854	1 Y
International Organizations	8682-O PE	International Bank For Reconstruction and Development	US$	SOFR	0.75	Variable	44,237	1 Y
International Organizations	8740-O PE	International Bank For Reconstruction and Development	US$	SOFR	0.70	Variable	24,815	3 Y
International Organizations	8899-O PE	International Bank For Reconstruction and Development	US$	SOFR	0.70	Variable	1,052	9 Y
International Organizations	8899-O PE	International Bank For Reconstruction and Development	US$	SOFR	0.70	Variable	6,116	9 Y
International Organizations	8920-O PE	International Bank For Reconstruction and Development	US$	SOFR	0.50	Variable	1,046	8 Y
International Organizations	8975-O PE	International Bank For Reconstruction and Development	US$	SOFR	0.50	Variable	4,858	6 Y
International Organizations	8975-O PE	International Bank For Reconstruction and Development	US$	SOFR	0.50	Variable	667	6 Y
International Organizations	9040-PE	International Bank For Reconstruction and Development	US$	SOFR	0.50	Variable	50,857	10 Y
International Organizations	9039-PE	International Bank For Reconstruction and Development	US$	SOFR	0.5	Variable	232.484	7 Y
International Organizations	9068-PE	International Bank For Reconstruction and Development	US$	SOFR	0.50	Variable	50,000	10 Y
International Organizations	9225-PE	International Bank For Reconstruction and Development	US$	SOFR	0.53	Variable	750,000	12 Y
International Organizations	9270-PE	International Bank For Reconstruction and Development	US$	SOFR	0.53	Variable	350,000	12 Y

D-D-156

Type of lender	Country	Lender	Currency	Type of Interest Rate	Spread (%)	Interest Rate (%)	Amount outstanding (in thousand USD)	Maturity
International Organizations	744-PE	International Fund For Agricultural Development	DEG	FIDA	0.97	Variable	5,863	6 Y
International Organizations	799-PE	International Fund For Agricultural Development	DEG	FIDA	0.97	Variable	3,627	7 Y
International Organizations	I-884-PE	International Fund For Agricultural Development	DEG	FIDA	0.97	Variable	15196.71231	11 Y
International Organizations	2000001547-PE	International Fund For Agricultural Development	DEG	FIDA	0.97	Variable	25,426	12 Y
International Organizations	2000003288-PE	International Fund For Agricultural Development	US$	FIDA	0.53	Variable	3511.12396	7 Y
Commercial Banks	————	American Family Life Assurance Company of Columbus	Y	Fixed	0.00	3.75	85,543	10 Y
Commercial Banks	————	Deutsche Bank S.A.E.	US$	Fixed	0.00	3.29	1,236,717	9 Y
Commercial Banks	————	Deutsche Bank S.A.E.	US$	Fixed	0.00	3.29	40,111	9 Y
Commercial Banks	————	Deutsche Bank S.A.E.	US$	Fixed	0.00	3.29	14,088	9 Y
Commercial Banks	————	Deutsche Bank S.A.E.	US$	Fixed	0.00	3.29	9,084	9 Y
Global Bondholders	————	Global Bonds 2033	US$	Fixed	0.00	8.75	442,890	12 Y
Global Bondholders	————	Global Bonds 2033	US$	Fixed	0.00	8.75	400,000	12 Y
Global Bondholders	————	Global Bonds 2025	US$	Fixed	0.00	7.35	529,619	4 Y
Global Bondholders	————	Global Bonds 2025	US$	Fixed	0.00	7.350	500,000	4 Y
Global Bondholders	————	Global Bonds 2033	US$	Fixed	0.00	8.750	84,636	12 Y
Global Bondholders	————	Global Bonds 2037	US$	Fixed	0.00	6.55	1,130,041	16 Y
Global Bondholders	————	Global Bonds 2025	US$	Fixed	0.00	7.35	511,997	4 Y
Global Bondholders	————	Global Bonds 2033	US$	Fixed	0.00	8.75	1,224,409	12 Y
Global Bondholders	————	Global Bonds 2050	US$	Fixed	0.00	5.63	1,000,000	29 Y
Global Bondholders	————	Global Bonds 2050	US$	Fixed	0.00	5.625	500,000	29 Y
Global Bondholders	————	Corporate Global Bonds 2022	US$	Fixed	0.00	4.750	36,280	1 Y
Global Bondholders	————	Corporate Global Bonds 2022	US$	Fixed	0.00	4.75	100,000	1 Y
Global Bondholders	————	Corporate Global Bonds 2023	US$	Fixed	0.00	3.500	500,000	2 Y
Global Bondholders	————	Corporate Global Bonds 2029	US$	Fixed	0.00	5.25	300,000	8 Y
Global Bondholders	————	Global Bonds 2050	US$	Fixed	0.00	5.63	500,000	29 Y

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Type of lender	Country	Lender	Currency	Type of Interest Rate	Spread (%)	Interest Rate (%)	Amount outstanding (in thousand USD)	Maturity
Global Bondholders	————	Global Bonds 2050	US$	Fixed	0.00	5.63	545,000	29 Y
Global Bondholders	————	Corporate Global Bonds 2025	US$	Fixed	0.00	4.75	411,548	4 Y
Global Bondholders	————	Global Bonds 2027	US$	Fixed	0.00	4.13	1,013,140	6 Y
Global Bondholders	————	Global Bonds 2026	EURO	Fixed	0.00	2.750	1,330,044	5 Y
Global Bondholders	————	Global Bonds 2030	EURO	Fixed	0.00	3.750	1,210,167	9 Y
Global Bondholders	————	Corporate Global Bonds 2023	US$	Fixed	0.00	3.500	150,000	2 Y
Global Bondholders	————	Corporate Global Bonds 2024	S/	Fixed	0.00	7.000	375,188	3 Y
Global Bondholders	————	Corporate Global Bonds 2032	US$	Fixed	0.00	4.75	1,000,000	11 Y
Global Bondholders	————	Corporate Global Bonds 2047	US$	Fixed	0.00	5.625	1,000,000	26 Y
Global Bondholders	————	Global Bonds 2030 US$	US$	Fixed	0.00	2.844	750,000	9 Y
Global Bondholders	————	Global Bonds 2026 US$	US$	Fixed	0.00	2.392	1,000,000	5 Y
Global Bondholders	————	Global Bonds 2031 US$	US$	Fixed	0	2.783	2,000,000	10 Y
Global Bondholders	————	Corporate Global Bonds 2027	US$	Fixed	0	2.4	500,000	6 Y
Global Bondholders	————	Global Bonds 2032	US$	Fixed	0	1.862	1,000,000	11 Y
Global Bondholders	————	Global Bonds 2060	US$	Fixed	0	2.78	2,000,000	39 Y
Global Bondholders	————	Global Bonds 2121	US$	Fixed	0	3.23	1,000,000	100 Y
Global Bondholders	————	Global Bonds 2031 US$	US$	Fixed	0	2.783	1750000	10 Y
Global Bondholders	————	Global Bonds 2041	US$	Fixed	0	3.3	1,250,000	20 Y
Global Bondholders	————	Global Bonds 2051	US$	Fixed	0	3.55	1,000,000	30 Y
Global Bondholders	————	Global Bonds 2033 EUROS	EURO	Fixed	0	1.25	999,987	12 Y
Global Bondholders	————	Corporate Global Bonds 2047	US$	Fixed	0	5.625	1,000,000	26 Y
Global Bondholders	————	Global Bonds 2034	US$	Fixed	0	3	2,250,000	13 Y
Global Bondholders	————	Global Bonds 2051	US$	Fixed	0	3.55	750,000	30 Y
Global Bondholders	————	Global Bonds 2072	US$	Fixed	0	3.6	1,000,000	51 Y
Global Bondholders	————	Global Bonds 2036 EUROS	EURO	Fixed	0	1.95	1,212,106	15 Y

Source: Ministry of Economy and Finance

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